Filed pursuant to Rule 253(g)(2)
File No. 024-10563

Offering Circular
December 18, 2017

HC GOVERNMENT REALTY TRUST, INC.
1819 Main Street, Suite 212
Sarasota, Florida 34236
(941) 955-7900

Minimum Offering Amount: $3,000,000 in Shares of Common Stock
Maximum Offering Amount: $30,000,000 in Shares of Common Stock

Explanatory Note

This offering circular is part of the post-qualification amendment we filed in order to update the financial statements contained herein in accordance with Rule 252(f)(2)(i) of Regulation A. In addition to updating the financial statements presented herein, this amendment updates portfolio, financial and statistical data. All material terms of this offering otherwise remain the same.

HC Government Realty Trust, Inc., a Maryland corporation referred to herein as our company, was formed to primarily source, acquire, own and manage built-to-suit and improved-to-suit, single-tenant properties leased by the United States of America through the U.S General Services Administration, or GSA Properties. We focus on acquiring GSA Properties that fulfill mission critical or direct citizen service functions primarily located across secondary or smaller markets, within size ranges of 5,000-50,000 rentable square feet, and in their first term after construction or retrofitted to post-9/11 standards. We are externally managed and advised by Holmwood Capital Advisors, LLC, a Delaware limited liability company, or our Manager. Our management team has significant commercial real estate experience and long-established relationships with real estate owners, developers and operators focused on GSA Properties, which we believe provides a competitive advantage in sourcing acquisition opportunities that provide attractive risk-adjusted returns.

We, through subsidiaries, own a portfolio of 13 GSA Properties, comprised of ten GSA Properties we own in fee simple and three additional GSA Properties for which we have the rights to all of the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income tax purposes.

We intend to elect and qualify to be treated as a real estate investment trust, or REIT, for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code, beginning with our taxable year ending December 31, 2017. Shares of our common stock are subject to restrictions on ownership and transfer that are intended, among other purposes, to assist us in qualifying and maintaining our qualification as a REIT. Our charter, subject to certain exceptions, limits ownership to no more than 9.8% in value or number of shares, whichever is more restrictive, of any class or series of our outstanding capital stock.

We are offering a minimum of 300,000 and a maximum of 3,000,000 shares of our common stock at an offering price of $10.00 per share, for a minimum offering amount of $3,000,000 and a maximum offering amount of $30,000,000. The minimum purchase requirement is 150 shares, or $1,500; however, we can waive the minimum purchase requirement in our sole discretion. On May 18, 2017, we closed on the minimum offering amount. As of the date of this offering circular, we have issued 588,617 shares of common stock in this offering in exchange for gross proceeds totaling $5,886,170. We intend to hold closings on at least a monthly basis. The final closing will occur whenever we have reached the maximum offering amount. Prior to each closing, the proceeds for that closing will be kept in an escrow account or, for subscribers purchasing through the Folio Investments, Inc. platform, deposited in such subscriber’s account with Folio Investments, Inc., or Folio, or deposited with such other clearing firm for the benefit of such subscriber if and when such clearing firm is engaged in this offering. See "Plan of Distribution - Minimum Offering Amount and Minimum Purchase."

We have engaged SANDLAPPER Securities, LLC, or our Dealer-Manager, a member of the Financial Industry Regulatory Authority, or FINRA, as our Dealer-Manager to offer our shares to prospective investors on a best efforts basis, and our Dealer-Manager will have the right to engage such other FINRA member firms as it determines to assist in the offering. Cambria Capital, LLC will act as our principal selling group member. We intend to apply for quotation of our common stock on the OTCQX Marketplace by the OTC Markets Group, Inc., or OTCQX.

The sale of the offered shares began on November 7, 2016 and is expected to continue until the earlier of (i) the date on which the maximum shares offered hereby have been sold, or (ii) November 7, 2018. We may, however, terminate the offering at any time and for any reason. At this time, there is no public trading market for shares of our common stock.

	Price to Public	Commissions and Expense Reimbursements (1)(2)	Proceeds to Company (1)(2)	Proceeds to Other Persons
Per Offered Unit:	$10.00	$0.875	$9.125	$0
Maximum Offering Amount:	$30,000,000	$2,625,000	$27,375,000	$0

(1)
This table depicts underwriting discounts, commissions and expense reimbursements of 8.75% of the gross offering proceeds. We will pay our Dealer-Manager selling commissions of 6.0% of the gross offering proceeds, a managing broker-dealer fee of 1.25%, a non-accountable expense reimbursement of 1.0% of the gross offering proceeds, and an accountable expense reimbursement of up to 0.50% of the gross proceeds from this offering for fees to Folio for its clearing and facilitation services. This table does not include an accountable expense reimbursement of up to $30,000 for filing and legal fees incurred by our Dealer-Manager because we are not able to accurately estimate those fees. The $30,000 fee is only payable if we sell the maximum offering amount. See “Plan of Distribution” for more information.

(2)
We will be responsible for paying organizational and offering expenses. To date, our Manager or its affiliates have advanced approximately $990,000 as organizational and offering costs. We anticipate further organizational and offering expenses of approximately $10,000 to be incurred. To the extent that organizational and offering expenses, when combined with underwriting discounts, commissions and expense reimbursements in connection with this offering, exceed 15.0% of the gross proceeds from the offering, or the O&O Cap, the Manager has agreed to repay an amount of organizational and offering expenses which would bring such fees and commissions paid in connection with this offering below the O&O Cap.

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Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and investors who are not natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

An investment in our common stock involves a number of risks. See “Risk Factors,” beginning on page 18 of this offering circular. Some of the more significant risks include those set forth below.

●	We were recently organized and do not have a significant operating history or financial resources. There is no assurance that we will be able to successfully achieve our investment objectives.
●	Investors will not have the opportunity to evaluate or approve any investments prior to our financing or acquisition thereof.
●	We may not be able to invest the net proceeds of this offering on terms acceptable to investors, or at all.
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Investors will rely solely on our Manager to manage our company and our investments. Our Manager will have broad discretion to invest our capital and make decisions regarding investments. Investors will have limited control over changes in our policies and day-to-day operations, which increases the uncertainty and risks you face as an investor. In addition, our board of directors may approve changes to our policies without your approval.

●	There are substantial risks associated with owning, financing, operating and leasing real estate.
●
Our ability to pay our intended initial annual dividend, which represents approximately 379% of our estimated cash available for distribution for the twelve months ending June 30, 2018, assuming we sell the maximum offering amount, depends on our future operating cash flow, and we expect to be required to fund a portion of our intended initial annual dividend through borrowings or equity issuances, and we cannot assure you that we will be able to obtain such funding on attractive terms or at all, in which case we plan to use a portion of the remaining net proceeds from this offering for such funding, which would make such amounts unavailable for our acquisition of properties, or to fund such dividend in the form of shares of common stock or to eliminate or otherwise reduce such dividend.

●
The purchase price of the shares of our common stock has been determined primarily by our capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price of the shares is not based on our past earnings. There has been no prior public market for our shares; therefore, the offering price is not based on any market value.

●	Real estate-related investments, including joint ventures, and co-investments, involve substantial risks.

●
Shares of our common stock will have limited transferability and liquidity. Prior to this offering, there was no active market for our common stock. Although we intend to apply for quotation of our common stock on the OTCQX, even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. Further, our common stock will not be quoted on the OTCQX until after the termination of this offering, if at all. Therefore, purchasers in the initial closing will be required to wait until at least after the final termination date of this offering for such quotation.

●	Some of our leases permit the occupying agency to vacate the property and for our tenant to discontinue paying rent prior to the lease expiration date.

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●
Our company will pay substantial fees and expenses to our Manager and its affiliates. These fees will increase investors’ risk of loss, and will reduce the amounts available for investments. Some of those fees will be payable regardless of our profitability or any return to investors.

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The tax protection agreement with Holmwood could limit our ability to sell, refinance or otherwise dispose of our Contribution Properties (as defined herein) or make any such sale or other disposition more costly.

●
Substantial actual and potential conflicts of interest exist between our investors and our interests or the interests of our Manager, and our respective affiliates, including conflicts arising out of (a) allocation of personnel to our activities, (b) allocation of investment opportunities between us.

●	An investor could lose all or a substantial portion of its investment.
●
There is no public trading market for our common stock, and we are not obligated to effectuate a liquidity event by a certain date or at all. It will thus be difficult for an investor to sell its shares of our common stock. Although we intend to apply for quotation of our common stock on the OTCQX, even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. Further, our common stock will not be quoted on the OTCQX until after the termination of this offering, if at all.

●
We may fail to qualify or maintain our qualification as a REIT for federal income tax purposes. We would then be subject to corporate level taxation and we would not be required to pay any distributions to our stockholders.

An investment in the offered shares is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should carefully consider and review the RISK FACTORS beginning on page 13.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

 This Offering Circular Uses the Form 1-A Disclosure Format.

  Offering Circular Dated December 18, 2017.

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TABLE OF CONTENTS

SUMMARY	1
RISK FACTORS	18
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	50
DILUTION	51
DISTRIBUTION POLICY	53
PLAN OF DISTRIBUTION	57
USE OF PROCEEDS	62
DESCRIPTION OF OUR BUSINESS	63
DESCRIPTION OF OUR PROPERTIES	70
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	82
DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	87
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	92
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	95
OUR MANAGER AND RELATED AGREEMENTS	96
COMPENSATION TO OUR MANAGER AND AFFILIATES	99
POLICIES WITH RESPECT TO CERTAIN ACTIVITIES	102
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	105
SECURITIES BEING OFFERED	111
IMPORTANT PROVISIONS OF MARYLAND CORPORATE LAW AND OUR CHARTER AND BYLAWS	119
ADDITIONAL REQUIREMENTS AND RESTRICTIONS	124
THE OPERATING PARTNERSHIP AGREEMENT	126
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS	136
ERISA CONSIDERATIONS	162
REPORTS	164
LEGAL MATTERS	165
INDEPENDENT AUDITORS	166
ADDITIONAL INFORMATION	167
PART F/S	F-1

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SUMMARY

This summary highlights the information contained elsewhere in this offering circular. Because it is a summary, it may not contain all the information that you should consider before investing in our shares. To fully understand this offering, you should carefully read this entire offering circular, including the more detailed information set forth under the caption “Risk Factors.” Unless the context otherwise requires or indicates, references in this offering circular to “us,” “we,” “our” or “our company” refer to HC Government Realty Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries, including HC Government Realty Holdings, L.P., a Delaware limited partnership, which we refer to as our operating partnership. We refer to Holmwood Capital, LLC, a Delaware limited liability company, as Holmwood, and Holmwood Capital Advisors, LLC, a Delaware limited liability company, as our Manager. As used in this offering circular, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

We have entered into (a) the Management Agreement between us and our Manager, or the Management Agreement, (b) the Limited Partnership Agreement of HC Government Realty Holdings, L.P., or the Limited Partnership Agreement and (c) the Contribution Agreement between HC Government Realty Holdings, L.P. and Holmwood Capital, LLC, or the Contribution Agreement. Unless the context otherwise requires or indicates, the information set forth in this offering circular assumes that the value of each unit of limited partnership interest in our operating partnership, or OP Unit, issued to persons contributing interests in our Contribution Properties (as defined below) is equivalent to the public offering price per share of our common stock in this offering.

Our Company

HC Government Realty Trust, Inc. was formed in 2016 as a Maryland corporation, and we intend to elect and qualify to be taxed as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2017. We focus on acquiring primarily in GSA Properties that fulfill mission critical or direct citizen service functions primarily located across secondary and smaller markets, within size ranges of 5,000-50,000 rentable square feet, and in their first term after construction or retrofit to post-9/11 standards. Leases associated with the GSA Properties in which our company invests are full faith and credit obligations of the United States of America and are administered by the U.S. General Services Administration or directly through the occupying federal agencies, or, collectively, the GSA. Our principal objective is the creation of value for stockholders by utilizing our relationships and knowledge of GSA Properties, specifically, the acquisition, management and disposition of GSA Properties. As of the date of this offering circular, we wholly own ten properties and have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income taxes of three additional GSA Properties, all of them leased in their entirety to U.S. Government agency tenants. Our portfolio consists of (i) three properties acquired by our company, through subsidiaries, on June 10, 2016 using proceeds from the issuance of shares of our 7.00% Series A Cumulative Convertible Preferred Stock, or the Series A Preferred Stock, secured financing in the amount of $7,225,000 from CorAmerica Loan Company, LLC, or CorAmerica, $2,019,789 in unsecured seller financing, and $1,000,000 of unsecured loans from Holmwood, or the Holmwood Loan, (ii) one property acquired by our company, through a subsidiary, on March 31, 2017 using secured financing in the amount of $10,875,000 and unsecured financing from two principals of our predecessor, Holmwood in the aggregate amount of $3,400,000, (iii) seven properties contributed to us as of the initial closing by Holmwood, including three properties from which we received all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income tax purposes rather than a fee simple interest, each pursuant to the Contribution Agreement, (iv) one property acquired by our company, through a subsidiary, on July 25, 2017, for a purchase price of $4,709,458, and financed by senior debt financing and equity and (v) one property acquired by our company, through a subsidiary, in November 2017, for a purchase price of $8,225,000, and financed by senior mortgage debt and equity.

The GSA-leased real estate asset class possesses a number of positive attributes that we believe will offer our stockholders significant benefits, including a highly creditworthy and very stable tenant base, long-term lease structures and low risk of tenant turnover. GSA leases are backed by the full faith and credit of the U.S. Government, and the GSA has never experienced a financial default in its history. Payment for rents under GSA leases are funded through the Federal Buildings Fund and are not subject to direct federal appropriations, which can fluctuate with federal budget and political priorities. In addition to presenting reduced risk of default, GSA leases typically have long initial terms of ten to 20 years with renewal leases having terms of five to ten years, which limit operational risk. Upon renewal of a GSA lease, base rent is typically reset based on a number of factors, including inflation and the replacement cost of the building at the time of renewal, which we generally expect will increase over the life of the lease.

GSA-leased properties generally provide attractive investment opportunities and require specialized knowledge and expertise. Each U.S. Government agency has its own customs, procedures, culture, needs and mission, which translate into different requirements for its leased space. Furthermore, the sector is highly fragmented, with a significant amount of non-institutional owners who lack our infrastructure and experience in GSA-leased properties, and there is no national broker or clearinghouse for GSA-leased properties. We believe this fragmentation results, in part, from the U.S. Government’s and GSA’s contracting policies, including policies of preference for small, female and minority owned businesses. As of August 2015, the largest owner of GSA-leased properties owned approximately 3.5% of the GSA-leased market by RSF and the ten largest owners of GSA-leased properties collectively owned approximately 17% of the GSA-leased market by RSF.1 Long-term relationships and specialized institutional knowledge regarding the agencies, their space needs and the hierarchy and importance of a property to its tenant agency are crucial to understanding which agencies and properties present the greatest likelihood of long-term tenancy, and to identifying and acquiring attractive investment properties. Our portfolio is diversified among U.S. Government tenant agencies, including a number of the U.S. Government’s largest and most essential agencies, such as the Drug Enforcement Administration, the Federal Bureau of Investigation, the Social Security Administration and the Department of Transportation.

We intend to operate as an UPREIT, and own our properties through our subsidiary, HC Government Realty Holdings, L.P., a Delaware limited partnership. While we focus on investments in GSA Properties, we may also develop programs in the future to invest in state and local government, single-tenant and majority occupied properties and properties majority leased to the United States of America and other similar mission critical properties. We are externally managed and advised by Holmwood Capital Advisors, LLC, a Delaware limited liability company, our Manager. Our Manager will make all investment decisions for us. Our Manager is owned by Messrs. Robert R. Kaplan and Robert R. Kaplan, Jr., individually, by Stanton Holdings, LLC, which is controlled by Mr. Edwin M. Stanton, and by Baker Hill Holding LLC, which is controlled by Mr. Philip Kurlander, all in equal proportions. The officers of our Manager are Messrs. Edwin M. Stanton, President, Robert R. Kaplan, Jr., Vice President, Philip Kurlander, Treasurer, and Robert R. Kaplan, Secretary.

We believe our Manager’s and its principals’ and executive officers’ extensive knowledge of U.S. Government properties and lease structures allows us to execute transactions efficiently. Additionally, we believe that our ability to identify and implement building improvements increases the likelihood of lease renewal and enhances the value of our portfolio. Our Manager’s experienced management team brings specialized insight into the mission and hierarchy of tenant agencies so that we are able to gain a deep understanding of the U.S. Government’s long-term strategy for a particular agency and its resulting space needs. This allows us to target properties for use by agencies that will have enduring criticality and the highest likelihood of lease renewal. Lease duration and the likelihood of renewal are further increased as properties are tailored to meet the specific needs of individual U.S. Government agencies, such as specialized environmental and security upgrades.

Our Manager and its principals and executive officers have a network of relationships with real estate owners, investors, operators and developers of all sizes and investment formats, across the United States and especially in relation to GSA Properties. We believe these relationships provide us with a competitive advantage, greater access to off-market transactions, and flexibility in our investment choices to source and acquire GSA Properties.

In addition to the dedication and experience of our Manager’s management team, we rely on the network of professional and advisory relationships our Manager and its principals and executive officers has cultivated, including BB&T Capital Markets, a division of BB&T Securities, LLC, or BB&T Capital Markets. Our Manager has engaged BB&T Capital Markets to provide investment banking advisory services, including REIT financial and market analysis, offering structure analysis.

We believe in the long-term there will be a consistent flow of properties in our target markets for purposes of acquisition, leasing and managing which we expect will enable us to continue our platform into the foreseeable future. We acquire GSA Properties located across secondary and smaller markets throughout the United States. We do not anticipate making acquisitions outside of the United States or its territories.

1 Colliers International

We primarily make direct acquisitions of GSA Properties, but we may also invest through indirect investments in real property, such as those that may be obtained in a joint venture which may or may not be managed or affiliated with our Manager or its affiliates, whereby we own less than a 100% of the beneficial interest therein; provided, that in such event, we will acquire at least 50 percent of the outstanding voting securities in the investment, or otherwise comply with SEC staff guidance regarding majority-owned subsidiaries, for the investment to meet the definition of “majority-owned subsidiary” under the Investment Company Act. While our Manager does not intend for these types of investments to be a primary focus, we may make such investments in our Manager’s sole discretion.

Management

We are externally managed by Holmwood Capital Advisors, LLC, our Manager. Our Manager makes all investment decisions for us. Our Manager and its affiliated companies specialize in sourcing, acquiring, owning and managing built-to-suit and improved-to-suit, single-tenant GSA Properties. Our Manager and its principals and executive officers have a significant track record of sourcing, acquiring, owning and managing GSA Properties, having aggregated close to $3 billion in acquisitions of GSA Properties and other government leased assets. Our Manager’s senior management team has significant relationships with institutional and regional developers and owners, brokers, lenders, attorneys and developers of GSA Properties and other professionals, all of which our company expects to be a source of future investment opportunities. This offering represents an opportunity for outside investors to take advantage of this principals’ expertise through a pooled investment vehicle. For more information on the experience of Mr. Stanton, our Chief Executive Officer, please see "Directors, Executive Officers, and Significant Employees - Material Prior Business Developments of Mr. Stanton."

Our Manager oversees our overall business and affairs, and will have broad discretion to make operating decisions on behalf of us and to make investments. Our stockholders will not be involved in our day-to-day affairs. Summary background information regarding the management of our Manager appears in the section entitled “Our Manager and Related Agreements.”

Our Manager is overseen by our board of directors, or our board.  Our board is currently comprised of Mr. Kurlander, Mr. Stanton, Mr. Kaplan, Mr. William Robert Fields, Mr. Scott A. Musil, Mr. Leo Kiely and Mr. John F. O’Reilly, the latter four of which are our independent directors.

Our Competitive Strengths and Strategic Opportunities

We believe the experience of our Manager and its affiliates, principals and executive officers, as well as our investment strategies, distinguish us from other real estate companies. We believe that we are benefitted by the alignment of the following competitive strengths and strategic opportunities:

High Quality Portfolio Leased to Mission-Critical U.S. Government Agencies

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We own a portfolio of 13 GSA Properties, comprised of ten GSA Properties we own in fee simple and three additional GSA Properties for which we have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income tax purposes, each of which is leased to the United States. As of the date of this offering circular, based upon net operating income, the weighted average age of our portfolio was approximately 8.99 years, and the weighted average remaining lease term was approximately 9.27 years if none of the early termination rights are exercised and 6.08 if all of the early termination rights are exercised.

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All of our portfolio properties are leased to U.S. Government agencies that serve mission-critical or citizen service functions.

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These properties generally meet our investment criteria, which target GSA Properties across secondary or smaller markets, within size ranges of 5,000-50,000 rentable square feet, and in their first term after construction or retrofitted to post-9/11 standards.

Aligned Management Team

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Upon completion of this offering, assuming we sell the maximum amount pursuant to this offering, our senior management team will own approximately 31.20% of our common stock on a fully diluted basis, which will help to align their interests with those of our stockholders. This amount does not include equity issuable to our Manager in payment of acquisition fees, which will equal 1% of acquisition costs for each property we acquire.

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A significant portion of our Manager’s fees will be accrued and eventually paid in stock, which will be issued upon the earlier of listing on a national exchange or March 31, 2020, which will also align the interests of our Manager with those of our stockholders.

Asset Management

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Considerable experience in developing, financing, owning, managing, and leasing federal government-leased properties across the U.S. (transactions involving approximately $3 billion of GSA Properties and other government leased assets).

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Relationships with real estate owners, developers, brokers and lenders should allow our company to source off-market or limited-competitive acquisition opportunities at attractive cap rates.

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In-depth knowledge of the GSA procurement process, GSA requirements, and GSA organizational dynamics. The GSA build-to-suit lease process is detailed and requires significant process-specific expertise as well as extensive knowledge of GSA building requirements and leases.

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Strong network of professional and advisory relationships, including BB&T Capital Markets, financial advisor to our Manager.

Property Management

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Significant experience in property management and management of third party property managers, focusing on the day-to-day management of the owned properties, including cleaning, repairs, landscaping, collecting rents, handling compliance with zoning and regulations.

Credit Quality of Tenant

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Leases are full faith and credit obligations of the United States and, as such, are not subject to the risk of annual appropriations.

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Historically, high lease retention rates for GSA Properties in first term (average of 93% for single-tenant properties, 95% for single-tenant, built-to-suit properties.2

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Based on 2014 GSA statistics, since 2001 average duration of occupancy for federal agencies in the same leased building is approximately 25 years. From 2001 through 2010, the GSA exercised the right to terminate prior to the end of the full lease term at a rate of 1.73%, according to Colliers International research.3

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Leases typically include inflation-linked rent increases associated with certain property operating costs, which the Company believes will mitigate expense variability.

2 GSA
3 Colliers International GSA-X-CHANGE 2014 GSA Industry Data.

Fragmented Market for Assets Within Company Acquisition Strategy

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Our Manager has observed that the market of owners and developers of targeted assets appears highly fragmented with the majority of ownership distributed among small regional owners and developers.

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Based on our research, newly constructed, first-generation, GSA-leased Properties currently trade at an average cap rate of 6.75% compared to 4.5% - 5.5% for all investment grade-rated, single tenant, triple net lease properties4 and less than 2.5% for 10-year U.S. Treasury bonds.5

Large Inventory of Targeted Assets

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Over 1,300 GSA Properties in our targeted size are spread throughout U.S.6

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Company strategy of mitigating lease renewal risk by owning specialized, mission critical and customer service functioned properties, portfolio diversification by agency and location and through careful acquisition of staggered lease expirations.

Our Strategy

We believe there is a significant opportunity to acquire and build a portfolio consisting of high-quality GSA Properties at attractive risk-adjusted returns. We seek primarily to acquire “citizen service” properties, or properties that are “mission critical” to an agency function. Further, we primarily target properties located within secondary or smaller markets, within size ranges of 5,000-50,000 rentable square feet, and in their first term after construction or retrofitted to post-9/11 standards.

We target GSA Properties that are LEED® certified or energy star rated. Of our portfolio of 13 properties, five properties are LEED® certified and another property is in the LEED® certification process.

We believe this subset of GSA Properties is highly fragmented and often overlooked by larger investors, which can provide opportunities for us to buy at more attractive pricing to other properties within the asset class. We also believe selection based on agency function, building use and location in these smaller markets will help to mitigate risk of non-renewal. While we intend to focus on this subset of GSA Properties, we are not limited in the properties in which we may invest. We have the flexibility to expand our investment focus as market conditions may dictate and, as determined in the sole discretion of our Manager, subject to broad investment guidelines, or our Investment Guidelines, and Investment Policies, as defined below, adopted by our board of directors, as may be amended by the board of directors from time to time.

Our board has adopted certain investment policies, or our Investment Policies: as more specifically described in “Policies with Respect to Certain Activities - Investment Policies.” Our Investment Policies provide our Manager with substantial discretion with respect to the selection, acquisition and management of specific investments, subject to the limitations in the Management Agreement. Our Manager may revise the Investment Policies, which are described herein, without the approval of our board of directors or stockholders; provided, however, that our Manager may not acquire properties falling outside our Investment Guidelines without the approval of our board of directors. Our board may also adjust our Investment Policies and will review them at least annually to determine whether the policies are in the best interests of our stockholders.

4 RCAnalytics
5 As of November 7, 2017
6 GSA

Growth Strategy

Value-Enhancing Asset Management

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Our Manager focuses on the efficient management of our properties and on improvements to our properties that enhance their value for a tenant agency and improve the likelihood of lease renewal.

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We also seek to reduce operating costs at all of our properties, often by implementing energy efficiency programs that help the U.S. Government achieve its conservation and efficiency goals.

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Our Manager’s asset management team also conducts frequent audits of each of our properties in concert with the GSA and the tenant agency so as to keep each facility in optimal condition, allowing the tenant agency to better perform its stated mission and helping to position us as a GSA partner of choice.

Rental Revenue Growth

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We intend to renew leases at our GSA properties at higher rental rates upon expiration.

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Upon lease renewal, GSA rental rates are typically reset based on a number of factors, including inflation, the replacement cost of the building at the time of renewal and enhancements to the property since the date of the prior lease.

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During the term of a GSA lease, we work in close partnership with the GSA to implement improvements at our properties to enhance the U.S. Government tenant agency’s ability to perform its stated mission, thereby increasing the importance of the building to the tenant agency and the probability of an increase in rent upon lease renewal.

Reduce Property-Level Operating Expenses

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We manage our properties to increase our income, through property-level expense reduction.

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We manage our properties in a cost-efficient manner so as to eliminate any excess spending and streamline our operating costs.

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When we acquire a property, we review all property-level operating expenditures to determine whether and how the property can be managed more efficiently.

Our Portfolio and Pipeline

We currently own, through wholly-owned subsidiaries of our operating partnership, a portfolio of 13 GSA Properties, including three GSA Properties for which we own all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income tax purposes rather than a fee simple interest. We refer to these 13 properties as our portfolio. The Company has entered into a separate purchase and sale agreement to acquire an additional property, which is expected to close in February 2018. We refer to this property as our pipeline. The following table presents an overview of our portfolio.

Our Portfolio and Pipeline	Current Occupant	Rentable Sq. Ft	% of Portfolio1	% Leased	Early Termination and Expiration Date2	Effective Annual Rent	Effective Annual Rent per Leased Square Foot	Effective Annual Rent % of Portfolio
Our Portfolio
“Port Saint Lucie Property” 650 NW Peacock Boulevard, Port Saint Lucie, Florida 34986	U.S. Drug Enforcement Administration, or DEA	24,858	8.34%	100%	5/31/2022 5/31/2027	$566,514	$22.79	6.68%
“Jonesboro Property” 1809 LaTourette Drive, Jonesboro, Arkansas 72404	U.S. Social Security Administration, or SSA	16,439	5.52%	100%	1/11/2022 1/11/2027	$618,734	$37.64	7.29%
“Lorain Property” 221 West 5th Street, Lorain, Ohio 44052	SSA	11,607	3.90%	100%	3/31/2021 3/31/2024	$440,763	$37.97	5.19%
“Port Canaveral Property” 200 George King Boulevard, Cape Canaveral, Florida 32920	U.S. Customs and Border Protection, or CBP	14,704	4.94%	100%	7/15/2022 7/15/2027	$649,476	$44.18	7.65%
“Johnson City Property” 2620 Knob Creek Road, Johnson City, Tennessee 37604	U.S. Federal Bureau of Investigation, or FBI	10,115	3.40%	100%	8/20/2022 8/20/2027	$393,454	$38.90	4.64%
“Fort Smith Property”4624 Kelley Highway, Ft. Smith, Arkansas 72904	U.S. Citizenship and Immigration Services, or CIS	13,816	4.64%	100%	No Early Termination 10/30/2029	$423,184	$30.63	4.99%
“Silt Property”2300 River Frontage Road, Silt, Colorado 81652	U.S. Bureau of Land Management, or BLM	18,813	6.31%	100%	9/30/2024 9/30/2029	$386,605	$20.55	4.56%
“Lakewood Property”12305 West Dakota Avenue, Lakewood, Colorado 80228	US Department of Transportation, or DOT	19,241	6.46%	100%	No Early Termination 6/20/2024	$461,996	$24.01	5.44%
“Moore Property” 200 NE 27th Street, Moore, OK 73160	SSA	17,058	5.73%	100%	4/9/2022 4/9/2027	$526,517	$34.09	6.20%
“Lawton Property”1610 SW Lee Boulevard, Lawton, OK 73501	SSA	9,298	3.12%	100%	8/17/2020 8/16/2025	$282,285	$30.36	3.33%
“Norfolk Property” 5850 Lake Herbert Drive, Norfolk, VA 23502	SSA	53,917	18.10%	100%	No Early Termination 6/26/2027	$1,297,153	$24.06	15.29%
“Montgomery Property” 3391 Atlanta Highway, Montgomery, AL 36109	CIS	21,116	7.09%	75.90%	12/8/2026 12/8/2031	$446,793	$27.86	5.27%
“San Antonio Property” 1015 Jackson Keller Road, San Antonio, TX 78213	U.S. Immigration and Customs Enforcement, or ICE	38,756	13.01%	100%	4/30/2022 4/30/2027	$ 1,085,323	$ 28.00	12.79%
Total - Our Portfolio		269,738	90.53%	98.11%		$7,578,870	$28.81	89.31%

Our Pipeline
“Sarasota Property” 7525 Commerce Court, Sarasota, FL 34243	United States Department of Agriculture, or USDA	28,210	9.47%	100%	1/31/2028 1/31/2038	$906,952	$32.15	10.69%
Total - Our Pipeline		28,210	9.47%	100%		$906,952	$32.15	10.69%
Total - Our Portfolio and Pipeline		297,948	100%	98.29%		$8,485,822	$29.14	100%

1 By rentable square footage.
2 The early termination date for each lease represents the effective date, if any, upon which our tenant may exercise a one-time right to terminate the applicable lease. If our tenant exercises its early termination rights with respect to any lease, we cannot guarantee that we will be able to re-lease the premises on comparable terms, if at all. The lease expiration date is the date the applicable lease will terminate if the early termination is not exercise or if no early termination right exists. As of December 6, 2017, the weighted average remaining lease term of our portfolio is 10.67 years if none of the early termination rights are exercised and 6.63 years if all of the early termination rights are exercised.

Our Portfolio

Through our operating partnership, we acquired the Lakewood Property, Moore Property and Lawton Property, on June 10, 2016.  The total contract purchase price for these properties was $10,226,786, comprised of: (a) $1,925,000 in cash pursuant to a deposit made to the seller on April 1, 2016; (b) the defeasance of the seller’s senior secured debt on the properties at closing; and (c) issuance of a note to the seller in an amount equal to $2,019,789, or the Standridge Note.  On December 8, 2017, the Standridge Note was amended. As a result of the amendment, the Standridge Note will mature on the earlier of January 5, 2018, the date on which we complete a public securities offering (including this offering), or the date on which the Lakewood Property, Moore Property and Lawton Property are conveyed or refinanced by us. In conjunction with the amendment, we, through our operating partnership, made a prepayment on the Standridge Note in the amount of $1,502,091.82, or the Prepayment Amount. On January 5, 2018, we expect the Standridge Note to have a principal balance of $445,101. The Standridge Note bears interest at 7.0% and is pre-payable at any time prior to the maturity date without penalty. The Standridge Note is unsecured but is guaranteed by Messrs. Kaplan, Kaplan, Jr., Kurlander and Stanton, and Baker Hill Holding LLC. The Prepayment Amount was financed in large part by four promissory notes payable to an affiliate and three additional parties in the aggregate amount of $1,500,000, or the Promissory Notes. The Promissory Notes carry an interest rate of 8.0%, mature on June 11, 2018 and may be prepaid at any time without penalty. We intend to pay off the Standridge Note and the Promissory Notes incurred in connection with financing the Prepayment Amount with proceeds from this offering. See “Interest of Management and Others in Certain Transactions” for more information.

In addition to the Standridge Note, we acquired the Lakewood Property, Moore Property and Lawton Property using proceeds from our Series A Preferred Stock offering, secured financing in the aggregate amount of $7,225,000 from CorAmerica, and the $1,000,000 Holmwood Loan.  We paid off the Holmwood Loan with proceeds from the initial closing of this offering.

On March 31, 2017, our operating partnership acquired the Norfolk Property. The purchase price for the building was $14,500,000, excluding acquisition costs. The acquisition was financed by first mortgage debt of $10,875,000 and the proceeds from unsecured loans to our operating partnership from two principals of our predecessor and a third-party aggregating $3,400,000. The Company incurred an acquisition fee of $145,000 payable to the Manager in connection with the acquisition of the Norfolk Property.

We acquired, through the contribution to us by Holmwood, (i) all of the membership interests in the four single-member limited liability companies that own the Silt Property, Fort Smith Property, Johnson City Property and Port Canaveral Property, or the LLC Interests, and (ii) all of the rights the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income taxes of the three single member limited liability companies that own the Port Saint Lucie Property, Jonesboro Property and Lorain Property, or the Affected Properties, and together with the other properties contributed by Holmwood, the Contribution Properties. A condition of the closing of the transactions contemplated by the Contribution Agreement was the receipt of the consent to the transfer of the LLC Interests from each of the lenders secured by the Contribution Properties. As of May 26, 2017, the date of the contribution, we had received the consent of the lenders secured by the properties underlying the LLC Interests; however, we had not yet received the consent from LNR Partners, LLC, or LNR, special servicer on the loan secured by the Affected Properties.

Our management determined it to be in our best interests to use an alternate method in the interim that is intended to allow our company to enjoy the financial benefits of the Affected Properties intended by the Contribution Agreement, while remaining in compliance with the Starwood Loan (as defined in “Description of Our Properties – Description of Indebtedness”) covenants. On May 26, 2017, our Operating Partnership and Holmwood entered into the Second Amendment to revise certain terms of the Contribution Agreement. Pursuant to the Second Amendment, at the closing of the Contribution, Holmwood retained the limited liability company interests owning the Affected Properties as its sole and exclusive property; however, Holmwood assigned all of its right, title and interest in and to any and all profits, losses and distributed cash flows, if any, from each wholly-owned subsidiary owning the Affected Properties, as well as all of the other benefits and burdens of ownership solely for federal income tax purposes, or the Profits Interests, to our Operating Partnership. Upon (i) the receipt of consent to the contribution from LNR, (ii) the sale of the Affected Properties, subject to certain consents, or (iii) the payment of defeasance of all loans, secured by existing mortgage liens on the Affected Properties, the LLC Interests associated with such Affected Properties shall be deemed to have been contributed and transferred to our operating partnership on such date.

In exchange for the Contribution Properties, our operating partnership (i) issued 1,078,416 OP Units to Holmwood equal to the agreed value of Holmwood’s equity in the Contribution Properties as of the closing of the contribution, divided by $10.00; and (ii) assumed all of the indebtedness secured by the Contribution Properties and assumed Holmwood’s corporate credit line.  The purchase price for these properties was determined by our Manager and Holmwood.  By agreement, the value of the Silt Property was agreed to be Holmwood’s purchase price, and the values of the remaining Contribution Properties were determined by using prevailing market capitalization rates, as determined by our Manager, and the 2016 pro forma net operating income of each remaining Contribution Property.

Our Contribution Agreement required us to enter into an agreement as of the closing of the contribution granting Holmwood registration and qualification rights covering the resale of the shares of common stock into which its OP Units will be convertible, subject to conditions set forth in our operating partner’s limited partnership agreement. In addition, as of the closing of the contribution, we entered into a tax protection agreement with Holmwood under which we will agreed to (i) indemnify Holmwood for any taxes incurred as a result of a taxable sale of the Contribution Properties for a period of ten years after the closing; and (ii) indemnify Holmwood if a reduction in our nonrecourse liabilities secured by the Contribution Properties results in an incurrence of taxes, provided that we may offer Holmwood the opportunity to guaranty a portion of our operating partnership’s other nonrecourse indebtedness in order to avoid the incurrence of tax on Holmwood.

On July 25, 2017, the Company acquired the Montgomery Property for a purchase price of $4,709,458 excluding acquisition costs. The acquisition was financed by senior debt financing and equity. The Company incurred an acquisition fee of $47,095 payable to the Manager in connection with the acquisition of the Montgomery Property.

In November 2017, the Company acquired the San Antonio Property for a purchase price of $8,225,000 excluding acquisition costs. The acquisition was financed by senior debt financing and equity. The Company incurred an acquisition fee of $82,250 payable to the Manager in connection with the acquisition of the San Antonio Property.

Our Pipeline

The Company has entered into a separate purchase and sale agreement to acquire a property leased to the United States of America and occupied by United States Department of Agriculture. The contract purchase price is $11,000,000 and is expected to close in February 2018. The acquisition is intended to be financed by senior debt financing and equity from the proceeds of this offering.

Summary Risk Factors

An investment in our common stock involves a number of risks. See “Risk Factors,” beginning on page 18 of this offering circular. Some of the more significant risks include those set forth below.

●	We were recently organized and do not have a significant operating history or financial resources. There is no assurance that we will be able to successfully achieve our investment objectives.
●	Investors will not have the opportunity to evaluate or approve any investments prior to our financing or acquisition thereof.
●	We may not be able to invest the net proceeds of this offering on terms acceptable to investors, or at all.
●
Investors will rely solely on our Manager to manage our company and our investments. Our Manager will have broad discretion to invest our capital and make decisions regarding investments. Investors will have limited control over changes in our policies and day-to-day operations, which increases the uncertainty and risks you face as an investor. In addition, our board of directors may approve changes to our policies without your approval.

●	There are substantial risks associated with owning, financing, operating and leasing real estate.
●
Our ability to pay our intended initial annual dividend, which represents approximately 379% of our estimated cash available for distribution for the twelve months ending June 30, 2018, assuming we sell the maximum offering amount, depends on our future operating cash flow, and we expect to be required to fund a portion of our intended initial annual dividend through borrowings or equity issuances, and we cannot assure you that we will be able to obtain such funding on attractive terms or at all, in which case we plan to use a portion of the remaining net proceeds from this offering for such funding, which would make such amounts unavailable for our acquisition of properties, or to fund such dividend in the form of shares of common stock or to eliminate or otherwise reduce such dividend.

●
The purchase price of the shares of our common stock has been determined primarily by our capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price of the shares is not based on our past earnings. There has been no prior public market for our shares; therefore, the offering price is not based on any market value.

●	Real estate-related investments, including joint ventures, and co-investments, involve substantial risks.

●
Shares of our common stock will have limited transferability and liquidity. Prior to this offering, there was no active market for our common stock. Although we intend to apply for quotation of our common stock on the OTCQX, even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. Further, our common stock will not be quoted on the OTCQX until after the termination of this offering, if at all. Therefore, purchasers in the initial closing will be required to wait until at least after the final termination date of this offering for such quotation.

●	Some of our leases permit the occupying agency to vacate the property and for our tenant to discontinue paying rent prior to the lease expiration date.

●
Our company will pay substantial fees and expenses to our Manager and its affiliates. These fees will increase investors’ risk of loss, and will reduce the amounts available for investments. Some of those fees will be payable regardless of our profitability or any return to investors.

●	The tax protection agreement with Holmwood could limit our ability to sell, refinance or otherwise dispose of our Contribution Properties or make any such sale or other disposition more costly.
●
Substantial actual and potential conflicts of interest exist between our investors and our interests or the interests of our Manager, and our respective affiliates, including conflicts arising out of (a) allocation of personnel to our activities, (b) allocation of investment opportunities between us.

●	An investor could lose all or a substantial portion of its investment.
●
There is no public trading market for our common stock, and we are not obligated to effectuate a liquidity event by a certain date or at all. It will thus be difficult for an investor to sell its shares of our common stock. Although we intend to apply for quotation of our common stock on the OTCQX, even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. Further, our common stock will not be quoted on the OTCQX until after the termination of this offering, if at all.

●
We may fail to qualify or maintain our qualification as a REIT for federal income tax purposes. We would then be subject to corporate level taxation and we would not be required to pay any distributions to our stockholders.

Compensation to Our Manager

Type	Description

Offering Stage
Organizational and Offering Costs
Our Manager or its affiliates may advance organizational and offering costs incurred on our behalf, and we will reimburse such advances, but only to the extent that such reimbursements do not exceed actual expenses incurred by our Manager or its affiliates. To date, our Manager or its affiliates have advanced approximately $990,000 as organizational and offering costs. We anticipate incurring further organizational and offering expenses of approximately $10,000. To the extent that organizational and offering expenses, when combined with underwriting discounts, commissions and expense reimbursements in connection with this offering, exceed 15.0% of the gross proceeds from the offering, or the O&O Cap, the Manager has agreed to repay an amount of organizational and offering expenses which would bring such fees and commissions paid in connection with this offering below the O&O Cap.

Operational Stage
Asset Management Fee
We will pay our Manager an annual asset management fee equal to 1.5% of our stockholders’ equity payable quarterly in arrears in cash. For purposes of calculating the asset management fee, our stockholders’ equity means: (a) the sum of (1) the net proceeds from (or equity value assigned to) all issuances of our company’s equity and equity equivalent securities (including common stock, common stock equivalents, preferred stock and OP Units issued by our operating partnership) since inception (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus (2) our company’s retained earnings at the end of the most recently completed calendar quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less (b) any amount that our company has paid to repurchase our common stock issued in this or any subsequent offering. Stockholders’ equity also excludes (1) any unrealized gains and losses and other non-cash items (including depreciation and amortization) that have impacted stockholders’ equity as reported in our company’s financial statements prepared in accordance with GAAP, and (2) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, in each case after discussions between our Manager and our independent director(s) and approval by a majority of our independent directors.  Assuming that we raise the maximum offering amount, we anticipate we will receive $26,375,000 in net proceeds from this offering. We have previously received $3,612,500 in net proceeds from our Series A Preferred Stock offering. In addition, we issued 1,078,416 OP Units at the initial closing of this offering as compensation for the Contribution Properties, valued at $10,784,160, based on the price per share in this offering. Accordingly, we estimate that our Manager would receive an annual asset management fee of approximately $611,575 if we were to raise no additional equity and no additional adjustments were made.

Property Management Fee
We anticipate that our Manager’s wholly-owned subsidiary, Holmwood Capital Management, LLC, a Delaware limited liability company, or the Property Manager, will manage some or all of our company’s portfolio earning market-standard property management fees based on a percentage of rent pursuant to a property management agreement executed between the Property Manager and our subsidiary owning the applicable property. We cannot estimate the property management fees that will be payable to the Property Manager at this time.

Acquisition Fee
We will pay an acquisition fee, payable in vested equity in our company, equal to 1% of the gross purchase price, as adjusted pursuant to any closing adjustments, of each investment made on our behalf by our Manager following the initial closing of this offering; provided, however that all acquisition fees for investments prior to the earlier of (a) the initial listing of our common stock on the New York Stock Exchange, NYSE MKT, NASDAQ Stock Exchange, or any other national securities exchange, or a Listing Event, or (b) March 31, 2020, shall be accrued and paid simultaneously with the Listing Event, or on March 31, 2020, as applicable. Assuming that we raise the maximum offering amount, resulting in $26,375,000 in net proceeds, that we pay off the Standridge Note and the Promissory Notes with proceeds from this offering on January 5, 2018 and June 11, 2018, respectively, and that we buy properties using our target leverage of 80%, and given that we paid off the Holmwood Loan and Citizens Loan at the initial closing of the offering, we anticipate that acquisition fees of approximately $1,164,892 in vested equity of our company will be paid to our Manager as a result of this offering. To date, we owe our Manager acquisition fees of $274,345 from our acquisition of the Norfolk Property, the Montgomery Property, and the San Antonio Property.

Leasing Fee
Our Manager will be entitled to a leasing fee equal to 2.0% of all gross rent due during the term of any new lease or lease renewal, excluding reimbursements by the tenant for operating expenses and taxes and similar pass-through obligations paid by the tenant for any new lease or lease renewal entered into or exercised during the term of the Management Agreement. The Leasing Fee is due to our Manager within thirty (30) days of the commencement of rent payment under the applicable new lease or lease renewal. The Leasing Fee is payable in addition to any third-party leasing commissions or fees incurred by us. We cannot estimate the leasing fees that will be payable to our Manager at this time.

Equity Grants
Commencing with the initial closing of this offering, our Manager shall receive a grant of our company’s equity securities, or a Grant, which may be in the form of restricted shares of common stock, restricted stock units underlain by common stock, long-term incentive units of our operating partnership, or LTIP Units, or such other equity security as may be determined by the mutual consent of the board of directors (including a majority of the independent directors) and our Manager, at each closing of an issuance of our company’s common stock or any shares of common stock issuable pursuant to outstanding rights, options or warrants to subscribe for, purchase or otherwise acquire shares of common stock that are “in-the-money” on such date in a public offering, such that following such Grant our Manager shall own equity securities equivalent to 3.0% of the then issued and outstanding common stock of our company, on a fully diluted basis, solely as a result of such Grants. For the avoidance of doubt, only equity securities owned pursuant to a Grant shall be included in our Manager’s 3.0% ownership described in the preceding sentence, and no other equity securities owned by our Manager or any member of our Manager shall be included in such calculation. Any Grant shall be subject to vesting over a five-year period with vesting occurring on a quarterly basis, provided, that, the only vesting requirement shall be that the Management Agreement (or any amendment, restatement or replacement hereof with our Manager continuing to provide the same general services as provided hereunder to our company) remains in effect, and, further provided, that, if the Management Agreement is terminated for any reason other than a termination for cause as described in the Management Agreement, then the vesting of any Grant shall accelerate such that the Grant shall be fully vested as of such termination date. We anticipate making Grants to our Manager of equity securities equivalent to 146,224 shares of our common stock, on a fully diluted basis, pursuant to this requirement. if we sell the maximum offering amount; however, any Grant may be issued in such other form of our company’s equity securities as determined by the Management Agreement. To date, we have made Grants of 71,645 LTIPs to our Manager as a result of this offering.

Accountable Expense Reimbursement
Our Manager will be entitled to receive an accountable expense reimbursement for documented expenses of our Manager and its affiliates incurred on behalf of either our company or our operating partnership that are reasonably necessary for the performance by our Manager of its duties and functions hereunder; provided, that such expenses are in amounts no greater than those that which would be payable to third party professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis, and excepting only those expenses that are specifically the responsibility of our Manager. The accountable expense reimbursement will be reimbursed monthly to our Manager. The accountable expense reimbursement in any given year will not exceed the greater of 2.0% of the average book value of our assets and 25.0% of our net income. We cannot estimate the total accountable expense reimbursement that will be payable to our Manager or its affiliates at this time. To date, we have paid $276,779 to our Manager as accountable expense reimbursements.

Termination and Liquidation Stage
Termination Fee1
Subject to certain limitations contained in the Management Agreement, as amended, we will pay our Manager a termination fee equal to three times the sum of the asset management fees, acquisition fees and leasing fees earned, in each case, by our Manager during the 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination; provided, however, that if the Listing Event has not occurred and no accrued acquisition fees have been paid, then all accrued acquisition fees will be included in the above calculation of the termination fee. The termination fee will be payable upon termination of the Management Agreement (i) by us without cause or (ii) by our Manager if we materially breach the Management Agreement. The termination fee is payable in cash, vested equity of our company, or a combination thereof, in the discretion of our board. We cannot estimate the termination fee that would be payable to our Manager at this time.

Property Management Termination Fee1
Each property management agreement provides or is expected to provide for a termination fee to be paid to the Property Manager if the Property Manager is terminated without cause or in the event of a sale of the subject property. Each property management agreement will or is expected to expire in 2050, and no termination fee will be due to the Property Manager if a property management agreement is not renewed prior to its expiration. The termination fee under each property management agreement equals or is expected to equal the aggregate property management fee paid to the Property Manager for the three full calendar months immediately prior to termination multiplied by four. We cannot estimate the property management termination fee that would be payable to our Property Manager at this time.

1 The termination of the Management Agreement or a property management agreement may be, but will not necessarily be, a part of the termination and liquidation of our company. For example, if a Listing Event occurs, we will be required to pay the Termination Fee, but our company would not be in its termination and liquidation stage.

Conflicts of Interest

Our officers and directors, and the owners and officers of our Manager and its affiliates are currently not involved in the ownership and advising of other real estate entities and programs. However, there are no restrictions on the ability of our officers and directors, and the owners and officers of our Manager and its affiliates to be involved in the ownership and advising of other real estate entities and programs, including those sponsored by the affiliates of Holmwood or in which one or more affiliates or Holmwood is a manager or participant. These possible interests may arise in the future and may give rise to conflicts of interest with respect to our business, our investments and our investment opportunities. In particular, but without limitation:

●
Our Manager, its officers and their respective affiliates may face conflicts of interest relating to the purchase and leasing of real estate investments, and such conflicts may not be resolved in our favor. This could limit our investment opportunities, impair our ability to make distributions and reduce the value of your investment in us. Our Management Agreement provides that if our Manager or any of its affiliates sponsors or manages any new real estate entity or program with similar investment objectives to our company and has investment funds available at the same time as our company, our Manager must inform the board of directors of the method to be applied by our Manager in allocating investment opportunities among our company and competing investment entities and shall provide regular updates to the board of directors of the investment opportunities provided by our Manager to competing programs in order for the board of directors to evaluate that our Manager is allocating such opportunities in accordance with such method.

●
The purchase price for the Contribution Properties and any additional properties we acquire from entities owned or sponsored by affiliates of our Manager, may be higher than we would pay if the transaction was the result of arm’s-length negotiations with a third party.

●	Our Manager will have considerable discretion with respect to the terms and timing of our acquisition, disposition and leasing transactions.
●
Our Manager and its affiliates, including our officers, some of whom are also our directors, may face conflicts of interest caused by their ownership of our Manager and their roles with other programs, which could result in actions that are not in the long-term best interests of our stockholders.

●
If the competing demands for the time of our Manager, its affiliates and our officers result in them spending insufficient time on our business, we may miss investment opportunities or have less efficient operations, which could reduce our profitability and result in lower distributions to you.

We do not have a policy that expressly restricts any of our directors, officers, stockholders or affiliates, including our Manager and its officers and employees, from having a pecuniary interest in an investment in or from conducting, for their own account, business activities of the type we conduct. We have not adopted any specific conflicts of interest policies, and, therefore, other than in respect of the restrictions placed on our Manager in the Management Agreement, we will be reliant upon the good faith of our Manager, officers and directors in the resolution of any conflict.

We are party to the Contribution Agreement with Holmwood pursuant to which it contributed the Contribution Properties. In exchange, our operating partnership: (i) issued 1,078,416 OP Units to Holmwood equal to the agreed value of Holmwood’s equity in the Contribution Properties as of the closing of the contribution, divided by $10.00; and (ii) assumed all of the indebtedness secured by the Contribution Properties and assumed Holmwood’s corporate credit line.  We will be entitled to indemnification and damages in the event of the breach of any representation, warranty, covenant or agreement made by Holmwood pursuant to the Contribution Agreement. We entered into the tax protection agreement with Holmwood and an agreement regarding registration and qualification rights for Holmwood’s OP Units.

We have entered into property management agreements with the Property Manager for the management of our portfolio. We expect to enter into property management agreements with the Property Manager for management of any additional properties we acquire. We pay or expect to pay the Property Manager property management fees at market-standard rates and will be required to pay the Property Manager a termination fee if we terminate the Property Manager for any reason other than for cause.

These agreements, including any consideration payable by us under each such agreement, were not negotiated at arm’s length, and the terms of these agreements may not be as favorable to us as if they were so negotiated. To the extent that any breach, dispute or ambiguity arises with respect to any of these agreements, we may choose not to enforce, or to enforce less vigorously, our rights under these agreements due to our ongoing relationships with Holmwood, members of our senior management team, and the Property Manager.

Financing Policy

We anticipate that with respect to investments either acquired with debt financing or refinanced, the debt financing amount generally would be up to approximately 80% of the acquisition price of a particular investment, provided, however, we are not restricted in the amount of leverage we may use to finance an investment. Particular investments may be more highly leveraged. Further, our Manager expects that any debt financing for an investment will be secured by that investment or the interests in an entity that owns that investment. Our portfolio is currently 74.75% leveraged.

Distribution Policy

In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our annual taxable income (excluding net capital gains and income from operations or sales through a taxable REIT subsidiary, or TRS). We intend to make regular cash distributions to our stockholders out of our cash available for distribution, typically on a quarterly basis. Our board of directors will determine the amount of distributions to be distributed to our stockholders on a quarterly basis. The board of directors’ determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT qualification under the Code. As a result, our distribution rate and payment frequency may vary from time to time. Generally, our policy will be to pay distributions from cash flow from operations. However, our distributions may be paid from sources other than cash flow from operations, such as from the proceeds of this offering, borrowings, advances from our Manager or from our Manager’s deferral of its fees and expense reimbursements, as necessary. We intend to target an initial annual dividend on our common stock of $0.55 per share, or an annual dividend rate of 5.5% based on the price set forth on the cover page of this offering circular. Our estimated initial annual dividend per share represents approximately of our estimated cash available for distribution if we raise the maximum offering amount. These estimates do not take into account any increased rental or other revenues, or increased costs, resulting from the acquisition of properties using our unallocated net proceeds. As a result, we will need to increase our operating cash flow in the future, or find another source of cash, which may include remaining net proceeds from this offering, to pay our estimated initial annual dividend. There can be no assurances that we will find another source of cash or financing for the payment of dividends. If this occurs, we estimate that $1,797,813 of the offering proceeds will be used to fund initial annual dividends if the maximum offering amount is raised. To date, we have paid $379,134 in distributions, resulting in a quarterly distribution of $0.55 per share. These distributions have been paid from offering proceeds.

REIT Status

We intend to elect to be treated as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2017. As long as we maintain our qualification as a REIT, we generally will not be subject to federal income or excise tax on income that we currently distribute to our stockholders. Under the Code, a REIT is subject to numerous organizational and operational requirements, including a requirement that it annually distribute at least 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gain) to its stockholders. If we fail to maintain our qualification as a REIT in any year, our income will be subject to federal income tax at regular corporate rates, regardless of our distributions to stockholders, and we may be precluded from qualifying for treatment as a REIT for the four-year period immediately following the taxable year in which such failure occurs. Even if we qualify for treatment as a REIT, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income. Moreover, if we establish TRSs, such TRSs generally will be subject to federal income taxation and to various other taxes.

Restriction on Ownership and Transfer of Our Common Stock

Our charter contains a restriction on ownership of our shares that generally prevents any one person from owning more than 9.8% in value of the outstanding shares of our capital stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, unless otherwise excepted (prospectively or retroactively) by our board of directors. Our charter also contains other restrictions designed to help us maintain our qualification as a REIT. See “Securities Being Offered — Restrictions on Ownership and Transfer.”

Background and Corporate Information

We were incorporated on March 11, 2016 under the laws of the State of Maryland for the purpose of raising capital and acquiring a portfolio of real estate assets, primarily GSA Properties. Our principal executive offices are located at 1819 Main Street, Suite 212, Sarasota, Florida 34236. Our telephone number is (941) 955-7900.

Reporting Requirements under Tier 2 of Regulation A

Following this Tier 2 Regulation A offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We will be required to file (i) an annual report with the SEC on Form 1-K, (ii) a semi-annual report with the SEC on Form 1-SA, (iii) current reports with the SEC on Form 1-U, and (iv) a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

Capitalization

The table that follows demonstrates our capitalization structure immediately after this offering, assuming we sell the maximum amount under this offering.

Class of Stock	Total No. of Shares Issued and Outstanding

Common Stock	3,362,224 shares1

Series A Preferred Stock	144,500 shares2

OP Units	1,078,416 OP Units3

Fully Diluted Common Stock	4,874,140 shares4

1

This number includes 200,000 shares issued and outstanding prior to this offering, 3,000,000 shares issued in connection with this offering, 16,000 restricted shares issued to our independent directors, and it assumes that we make grants to our Manager of equity securities equivalent to 146,224 shares of common stock, on a fully diluted basis, in connection with this offering.

2
Series A Preferred Stock will automatically be converted into common stock upon the initial listing of our common stock on the New York Stock Exchange, NYSE MKT, NASDAQ Stock Exchange, or any other national securities exchange, or a Listing Event, at a ratio of three shares of common stock for every one share of Series A Preferred Stock held, assuming there are no accrued but unpaid preferred dividends on such holder’s shares of Series A Preferred Stock.

4
Holders of OP Units have the right to require our operating partnership to redeem their OP Units. Our operating partnership has the discretion to redeem such OP Units for either cash or common stock of our company.

4
This number includes (i) all issued and outstanding shares of common stock, (ii) all common stock converted from Series A Preferred Stock and OP Units, assuming a Listing Event has occurred, there are no accrued but outstanding preferred returns and our operating partnership chooses to redeem all OP Units in exchange of common stock of our company.

The Offering

Common stock offered by us:	3,000,000 shares ($30,000,000)

Common stock currently outstanding:	804,617

Common stock to be outstanding after this offering (assuming the maximum offering amount is sold):	3,362,224 shares

Offering Termination Date	This offering will remain open until the earlier of sale of the maximum offering amount or November 7, 2018.

Dividend rights	Our common stock ranks, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

	●	on parity with our common stock previously issued and currently outstanding or any other common stock issued and outstanding in the future; and
●
junior to any other class or series of our capital stock, the terms of which expressly provide that it will rank senior to the common stock, including the 7.00% Series A Cumulative Convertible Preferred Stock, or the Series A Preferred Stock, and subject to payment of or provision for our debts and other liabilities.

Voting rights
Each share of our common stock entitles its holder to one vote per share. Holders of common stock will vote together, as a group, with holders of Series A Preferred Stock, on matters to which the holders of common stock are entitled to vote.

Use of Proceeds
We estimate that the net proceeds of this offering will be approximately $26,375,000, after deducting sales commissions of 6.0% of the offering proceeds payable to the Dealer-Manager, which it may re-allow and pay to participating broker-dealers, who sell shares pursuant to this offering, or the offered shares, after deducting a managing broker-dealer fee of 1.25% which it may re-allow, in part, to participating broker-dealers, after deducting a non-accountable due diligence, marketing and expense reimbursement fee of 1.0% of the offering proceeds payable to the Dealer-Manager, which it may also re-allow and pay to the participating broker-dealers, and after deducting an estimated expense reimbursement payable to us, and after deducting an accountable expense reimbursement of up to 0.50% of the gross proceeds from this offering for fees to Folio for its clearing and facilitation services. If we raise the maximum offering amount, we will also pay to our Dealer-Manager an accountable expense reimbursement of up to $30,000 for filing and legal fees incurred by our Dealer-Manager. Specified sales may be made net of selling commissions, accountable expense allowance and non-accountable expense allowance. To date, we have issued 588,617 shares of common stock in connection with this offering and received gross proceeds from this offering totaling $5,886,170. See “Plan of Distribution.” We intend to use the proceeds of this offering primarily for acquisitions of GSA Properties, the repayment of outstanding debt, and general working capital and corporate purposes.

Tier 2, Regulation A Offering This is a Tier 2, Regulation A offering where the offered securities will not be listed on a registered national securities exchange upon qualification. This offering is being conducted pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. After qualification, we intend to apply for these qualified securities to be eligible for quotation on the OTCQX. There is no guarantee that we will be able to list or that a market will develop.

Generally, if you are not an "accredited investor" as defined in Rule 501 (a) of Regulation D (17 CFR §230.501 (a)) no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and investors who are not natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov. See “Plan of Distribution – Investment Limitations.”

RISK FACTORS

Prospective investors should be aware that an investment in our common stock involves a high, and sometimes speculative, degree of risk, and is suitable only for persons or entities who are able to evaluate the risks of the investment. An investment in our shares should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should carefully read this offering circular prior to making a decision to purchase shares.

It is impossible to accurately predict the results to an investor from an investment in our common stock because of general risks associated with the ownership and operation of real estate, the risks associated with the types of properties our company intends to acquire, and certain tax risks, among other risks. These risks may be exacerbated by the additional risks associated with the specific properties that our company acquires and the ownership structure of the investment. Such specific risks include, but are not limited to, high vacancy rates, tenants in possession but not paying rent, tenants paying rent but who have “gone dark,” properties that need substantial capital improvements and/or repositioning in their local markets, properties that are not generating income, and risks relating to joint venture and co-investor structures. In addition, prospective investors must rely solely upon our Manager to identify investment opportunities and to negotiate any debt financing. Prospective investors who are unwilling to rely solely on our Manager should not invest in our shares.

Each prospective investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors with respect thereto prior to investing in shares of our company’s common stock.

Risks Related to Our Business and Investments

Investors will not have the opportunity to evaluate our investments beyond our portfolio and our pipeline. Our portfolio consists only of 13 properties, and we have another property in our pipeline. We cannot provide prospective investors with any specific information as to the identification, location, operating histories, lease terms or other relevant economic and financial data regarding additional investments we will make with the net proceeds of this offering, and there is no guarantee that we will acquire the property in our pipeline. Our success is totally dependent on our ability to make investments consistent with our investment goals, and a failure to do so is likely to materially and adversely affect returns to our stockholders.

You will not have the opportunity to evaluate our investments before we make them. Because we have not identified all of the specific assets that we will acquire with the proceeds raised in this offering, we are not able to provide you with information that you may want to evaluate before deciding to invest in our shares. Our board of directors has approved our Investment Policies as described herein and our Investment Guidelines which require our Manager to not engage in any activity that will, or reasonably could be expected to cause our company (or our operating partnership) to: (i) fail to qualify as a REIT under the Code and the applicable Treasury Regulations promulgated thereunder, as amended, or (ii) be regulated as an investment company under the Investment Company Act of 1940.  Any change to such Investment Guidelines will require the approval of a majority of the independent directors of our company.  Otherwise, our Manager has very broad authority to amend the Investment Policies described herein without the approval of the board of directors or shareholders. Our Manager and board of directors have absolute discretion in implementing the Investment Policies and Investment Guidelines, subject to the restrictions on investment objectives and policies set forth in our articles of incorporation.  Because you cannot evaluate our investment of the net proceeds of this offering in advance of purchasing shares of our common stock, this offering may entail more risk than other types of offerings. This additional risk may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

Our primary business currently is limited to the ownership and operation of GSA Properties. Our current strategy is to acquire, own, operate and manage GSA Properties. Consequently, we are subject to risks inherent in investments in one sector of the real estate industry. This strategy limits asset diversification of our investment portfolio. Furthermore, because investments in real estate are inherently illiquid, it is difficult to limit our risk in response to economic, market and other conditions. See “Risks Related to the Real Estate Industry and Investments in Real Estate – Real estate investments are not as liquid as other types of assets, which may reduce economic returns to our stockholders.”

Our growth depends on successfully identifying and consummating acquisitions of additional GSA Properties and any delay or failure on our part to identify, finance and consummate acquisitions on favorable terms could materially and adversely affect us. Our ability to expand by acquiring additional GSA Properties is integral to our growth strategy and requires us first to identify suitable acquisition candidates. Our growth strategy is to focus primarily on acquiring additional GSA Properties. There are a limited number of GSA Properties that fit this strategy, and we will have fewer opportunities to grow our portfolio than other entities that purchase properties that are primarily leased to the GSA and also to state government or non-government tenants. Also, because of the strong credit quality of our federal government tenant base, we face significant competition for acquisitions of GSA Properties from many investors, including publicly traded REITs, high net worth individuals, commercial developers, real estate companies and institutional investors with more substantial resources and access to capital than we have. This competition may require us to accept less favorable terms (including higher purchase prices) in order to consummate a particular GSA Property. In addition, we may identify a portfolio of GSA Properties that are owned by one potential seller. It is not uncommon for a seller of a portfolio of GSA Properties to be unwilling to allow the carve-out of one or more such GSA Properties from the portfolio if for due diligence or other reasons, we do not wish to pursue or complete the purchase of one or more of such GSA Properties in the portfolio. As a result, we may be required to purchase an under-performing or otherwise deficient GSA Property in order to obtain the valuable properties in a GSA portfolio or forego the entire opportunity. Accordingly, and for all of these reasons and others, we cannot assure you that we will be able to identify GSA Properties or portfolios of GSA Properties available for sale or negotiate and consummate their acquisition on favorable terms, or at all, obtain the most efficient form of financing, or any financing at all, for such acquisitions or have sufficient resources internally to fund such acquisition, without external financing. If we are unable to identify and consummate sufficient acquisitions of GSA Properties, we may be forced to alter our primary strategy of investing in GSA Properties. See “Risks Related to Our Debt Financing – Our ability to obtain financing on reasonable terms would be impacted by negative capital market conditions”. Any delay or failure on our part to identify, negotiate, finance and consummate such additional acquisitions on favorable terms could materially and adversely affect us.

We may not be able to successfully integrate additional investments into our business, which could materially and adversely affect our investment returns. We will not have operational experience with any additional investments, and many of our additional acquisitions may be in geographic markets in which we do not currently operate. Accordingly, to the extent we acquire any such properties, we will not possess the same level of familiarity with them, and they may fail to perform in accordance with our expectations as a result of our inability to operate them successfully, our failure to integrate them successfully into our business or our inability to assess their true value in calculating their purchase prices or otherwise, which could have a material adverse effect on us.

We must obtain the consent of the GSA in order to assume the rights and obligations of the landlord under the leases of GSA Properties we acquire, and we will need to collect the rent from the former owners of those GSA Properties until that consent is obtained. The leases associated with GSA Properties we acquire will require that we obtain the consent of the GSA in order to transfer the rights and obligations of the landlord from the respective sellers to us. The consent process is time-consuming and not obligatory on the part of the GSA. The GSA will continue to pay rent to the former owners of those properties until the applicable consent is obtained. By virtue of our purchase agreements and the documents to be executed by sellers when we acquire GSA Properties, we will require the sellers to assign us the rights to any rent that they receive from the GSA from the time we acquire a GSA Property until the GSA’s consent is obtained. If one or more former owners of our GSA Properties improperly retain rent payments or become subject to bankruptcy, receivership or other insolvency proceedings, we may be unable to recover the rent payable under the applicable GSA Property lease in a timely manner, or at all, which could materially and adversely affect us.

An increase in the amount of federal government-owned real estate relative to federal government-leased real estate may materially and adversely affect us. If the federal government were to increase its owned real estate relative to its leased real estate, there would be fewer opportunities to acquire and own GSA Properties. In addition, agencies that occupy one or more of our GSA Properties may relocate to federal government-owned real estate which would likely materially and adversely affect our ability to renew the lease or leases affected. Furthermore, it may become more difficult for us to locate GSA Properties in order to grow our business. Any of these matters could materially and adversely affect us.

The federal government’s “green lease” policies may materially and adversely affect us. In recent years, the federal government has instituted “green lease” policies which allow a government occupant to require LEED® certification in selecting new premises or renewing leases at existing premises. Obtaining such certifications and labels may be costly and time consuming, and our failure to do so may result in our competitive disadvantage in purchasing additional GSA Properties, or retaining existing, federal government occupants. Of the properties in our portfolio, five out of the 13 are LEED® certified and one is in the LEED® certification in process and one is energy star rated. Obtaining such certification for the remaining properties in our portfolio and GSA Properties that we may acquire in the future could result in increased costs not projected by us. The failure to obtain any such certification or satisfy any other “green lease” policies could materially and adversely affect us.

Generally, we will be required to pay for all maintenance, repairs, base property taxes, utilities and insurance; amounts recoverable under the leases of our GSA Properties for increased operating costs may be less than the actual costs we incur. Federal government leases generally require the landlord to pay for maintenance, repairs, base property taxes, utilities and insurance. Although the GSA is typically obligated to pay the landlord adjusted rent for changes in certain operating costs (e.g., the costs of cleaning services, supplies, materials, maintenance, trash removal, landscaping, water, sewer charges, heating, electricity, repairs and certain administrative expenses but not including insurance), the amount of any adjustment is based on a cost of living index rather than the actual amount of our costs. As a result, to the extent the amount payable to us based upon the cost of living adjustments does not cover our actual operating costs, our operating results could be adversely affected. Furthermore, the federal government typically is obligated to reimburse us for increases in real property taxes above a base amount but only if we provide the proper documentation in a timely manner. Notwithstanding federal government reimbursement obligations, we remain primarily responsible for the payment of all such costs and taxes. See “Our Business and Properties – Description of GSA Leases.”

GSA Properties may have a higher risk of terrorist attack. Because our primary tenant will be the federal government, our GSA Properties may have a higher risk of terrorist attack than similar properties that are leased to non-government tenants. Terrorist attacks may negatively affect our GSA Properties in a manner that materially and adversely affects us. We cannot assure you that there will not be further terrorist attacks against or in the United States or against the federal government. These attacks may directly impact the value of our GSA Properties through damage, destruction, loss or increased security costs. Certain losses resulting from these types of events are uninsurable and others may not be covered by our current terrorism insurance. Additional terrorism insurance may not be available at a reasonable price or at all.

There are some risks which are unique to specific properties. Because our GSA Properties are built-to-suit for various federal government agencies and are dispersed across the United States, individual GSA Properties may have unique risks which are not characteristic of the portfolio as a whole.

Our Manager may not be successful in identifying and consummating suitable investment opportunities. Our investment strategy requires us, through our Manager, to identify suitable investment opportunities compatible with our investment criteria. Our Manager may not be successful in identifying suitable opportunities that meet our criteria or in consummating investments, including those identified as part of our investment pipeline, on satisfactory terms or at all. Our ability to make investments on favorable terms may be constrained by several factors including, but not limited to, competition from other investors with significant capital, including publicly-traded REITs and institutional investment funds, which may significantly increase investment costs; and/or the inability to finance an investment on favorable terms or at all. The failure to identify or consummate investments on satisfactory terms, or at all, may impede our growth and negatively affect our cash available for distribution to our stockholders.

If we cannot obtain additional capital, our ability to make acquisitions will be limited. We are subject to risks associated with debt and capital stock issuances, and such issuances may have consequences to holders of shares of our common stock. Our ability to make acquisitions will depend, in large part, upon our ability to raise additional capital. If we were to raise additional capital through the issuance of equity securities, we could dilute the interests of holders of shares of our common stock. Our board of directors may authorize the issuance of classes or series of preferred stock which may have rights that could dilute, or otherwise adversely affect, the interest of holders of shares our common stock.

Further, we expect to incur additional indebtedness in the future, which may include a corporate credit facility. Such indebtedness could also have other important consequences to holders of the notes and holders of our common and preferred stock, including subjecting us to covenants restricting our operating flexibility, increasing our vulnerability to general adverse economic and industry conditions, limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, requiring the use of a portion of our cash flow from operations for the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements, and limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

Lack of diversification in number of investments increases our dependence on individual investments. If we acquire other property interests that are similarly large in relation to our overall size, our portfolio could become even more concentrated, increasing the risk of loss to stockholders if a default or other problem arises. Alternatively, property sales may reduce the aggregate amount of our property investment portfolio in value or number. As a result, our portfolio could become concentrated in larger assets, thereby reducing the benefits of diversification by geography, property type, tenancy or other measures.

We may never reach sufficient size to achieve diversity in our portfolio. We are presently a comparatively a small company primarily focusing on sourcing, acquiring, leasing and managing GSA Properties, resulting in a portfolio that lacks tenant diversity and has limited geographic diversity. While we intend to endeavor to grow and geographically diversify our portfolio through additional property acquisitions, we may never reach a significant size to achieve true geographic diversity.

We have limited operating history and capitalization. We were organized in March 2016 for the purpose of engaging in the activities set forth in this offering circular. We have limited history of operations and, accordingly, limited performance history to which a potential investor may refer in determining whether to invest in us. While are engaged in this offering to raise capital, we will nonetheless have limited capitalization. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by new ventures, including our reliance on our Manager and its key personnel and affiliates and other factors. We are confident that our Manager will select profitable, relatively risk averse investments. However, there is no assurance that any attempts by our Manager to reduce the potential risks for our company to incur losses will be successful. A significant financial reversal for our Manager or its affiliates could adversely affect the ability of our Manager to satisfy its obligation to manage our company.

Additionally, because we are a newly formed company with no previous operating history, it may be more difficult for us to raise reasonably priced capital than more established companies, many of which have established financing programs and, in some cases, have investment grade credit ratings. Accordingly, we will not be able to retain sufficient cash flow from operations to meet our debt service requirements and repay our debt, satisfy our operational requirements, pay dividends to our stockholders (including those necessary for our qualification as a REIT) and successfully execute our growth strategy. We will need to raise additional capital for these purposes, and we cannot assure you that a sufficient amount of capital will be available to us on favorable terms, or at all, when needed, which would materially and adversely affect us. A significant portion of net proceeds from this offering may be used to repay debt secured by our portfolio of properties and to fund the aggregate purchase price later acquired properties and, as a result, will not be available for these purposes.

The market for real estate investments, and particularly GSA Properties, is highly competitive. Identifying attractive real estate investment opportunities, particularly with GSA Properties, is difficult and involves a high degree of uncertainty. Furthermore, the historical performance of a particular property or market is not a guarantee or prediction of the property’s or market’s future performance. There can be no assurance that we will be able to locate suitable acquisition opportunities, achieve its investment goal and objectives, or fully deploy for investment the net proceeds of this offering.

Because of the recent growth in demand for real estate investments, there may be increased competition among investors to invest in the same asset classes as our company. This competition may lead to an increase in the investment prices or otherwise less favorable investment terms. If this situation occurs with a particular investment, our return on that investment is likely to be less than the return it could have achieved if it had invested at a time of less investor competition for the investment. For this and other reasons, our Manager is under no restrictions concerning the timing of investments.

Investments that are not single-tenant, GSA Properties, as permitted under our Investment Policies, may increase risk. If we make investments that are not single-tenant, GSA Properties, as permitted under our Investment Policies, some or all of the leases from those investments will not be backed by the full faith and credit of the United States of America. This may increase the risk of default and non-payment under those leases, and consequently, may negatively affect your investment in us.

We are required to make a number of judgments in applying accounting policies, and different estimates and assumptions in the application of these policies could result in changes to our reporting of financial condition and results of operations. Various estimates are used in the preparation of our financial statements, including estimates related to asset and liability valuations (or potential impairments) and various receivables. Often these estimates require the use of market data values that may be difficult to assess, as well as estimates of future performance or receivables collectability that may be difficult to accurately predict. While we have identified those accounting policies that are considered critical and have procedures in place to facilitate the associated judgments, different assumptions in the application of these policies could result in material changes to our financial condition and results of operations.

We utilize, and intend to continue to utilize, leverage, which may limit our financial flexibility in the future. We make acquisitions and operate our business in part through the utilization of leverage pursuant to loan agreements with various financial institutions. These loan agreements contain financial covenants that restrict our operations. These financial covenants, as well as any future financial covenants we may enter into through further loan agreements, could inhibit our financial flexibility in the future and prevent distributions to stockholders.

We may incur losses as a result of ineffective risk management processes and strategies. We seek to monitor and control our risk exposure through a risk and control framework encompassing a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems, internal controls, management review processes and other mechanisms. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. Thus, we may, in the course of our activities, incur losses due to these risks.

We are dependent on information systems and third parties, and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to make distributions to our stockholders. Our business is dependent on communications and information systems, some of which are provided by third parties. Any failure or interruption of our systems could cause delays or other problems, which could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to make distributions to our stockholders.

Inflation may adversely affect our financial condition and results of operations. Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate to increase. Inflation might also cause our costs of equity and debt capital and operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues. Our federal government-leases generally provide for annual rent increases based on a cost of living index for the locality in which the particular property is located, which should offset any increased costs as a result of inflation, but it may not offset all increased costs.

To mitigate the adverse impact of any increased cost of debt capital in the event of material inflation, we may enter into interest rate hedge arrangements in the future, but we have no present intention to do so. The decision to enter into these agreements will be based on the amount of our floating rate debt outstanding, our belief that material interest rate increases are likely to occur and requirements of our borrowing arrangements.

The acquisition of our Contribution Properties did not include a fee interest in each of the Contribution Properties.  A condition of the closing of the transactions contemplated by the Contribution Agreement, or the Contribution, was the receipt of the consent to the transfer of the LLC Interests from each of the lenders secured by the Contribution Properties. As of May 26, 2017, the date of the Contribution, we had received the consent of the lenders secured by the Silt Property, the Fort Smith Property, the Johnson City Property and the Port Canaveral Property; however, we had not yet received the consent from LNR Partners, LLC, or LNR, special servicer on the loan, which is secured by the Port Saint Lucie Property, the Jonesboro Property and the Lorain Property, or the Starwood Loan, and those properties being the Affected Properties.

Our management determined it to be in our best interests to use an alternate method in the interim that is intended to allow our company to enjoy the financial benefits of the Affected Properties intended by the Contribution Agreement, while remaining in compliance with the Starwood Loan (as defined in “Description of Our Properties – Description of Indebtedness”) covenants. On May 26, 2017, our Operating Partnership and Holmwood entered into the Second Amendment to revise certain terms of the Contribution Agreement. Pursuant to the Second Amendment, at the closing of the Contribution, Holmwood retained the limited liability company interests owning the Affected Properties as its sole and exclusive property; however, Holmwood assigned all of its right, title and interest in and to any and all profits, losses and distributed cash flows, if any, from each wholly-owned subsidiary owning the Affected Properties, as well as all of the other benefits and burdens of ownership solely for federal income tax purposes, or the Profits Interests, to our Operating Partnership. Upon (i) the receipt of consent to the Contribution from LNR, (ii) the sale of the Affected Properties, subject to certain consents, or (iii) the payment of defeasance of all loans, secured by existing mortgage liens on the Affected Properties, the LLC Interests associated with such Affected Properties shall be deemed to have been contributed and transferred to our operating partnership on such date.

While we believe this arrangement provides our investors with the same benefit had the limited liability company interests owning the Affected Properties been transferred to us, there can be no assurances that this will be the case. It is possible that LNR could take the position that the assignment of the Profits Interests did not comply with the Starwood Loan covenants, which could lead to LNR declaring a default on the Starwood Loan, resulting in litigation costs and, if LNR prevailed in the litigation, the potential voidance of the assignment of Profits Interests or a foreclosure of the Affected Properties.

Risks Related to our Management and Relationships with our Manager

We are managed by an external manager, Holmwood Capital Advisors, LLC. Our Manager of our company is external to our company, and you will own no rights in our Manager by purchasing the offered shares. Our Manager has the right under our Management Agreement, subject to the Investment Guidelines, to cause us to acquire and finance investments without further approval of our board of directors and is only required to meet the standards of care and other requirements set forth in our Management Agreement.

We are dependent on our Manager and its key personnel for our success. Currently, we are advised by our Manager and, pursuant to the Management Agreement, our Manager is not obligated to dedicate any specific personnel exclusively to us, nor is its personnel obligated to dedicate any specific portion of their time to the management of our business. As a result, we cannot provide any assurances regarding the amount of time our Manager will dedicate to the management of our business. Moreover, each of our officers and non-independent directors is also an officer and member of our Manager or one of its affiliates and may not always be able to devote sufficient time to the management of our business. Of our officers and directors, only Mr. Stanton and Ms. Watson are full-time employees of our Manager. Consequently, we may not receive the level of support and assistance that we otherwise might receive if we were internally managed.

In addition, we offer no assurance that our Manager will remain our manager or that we will continue to have access to our Manager’s principals and professionals. The initial term of our Management Agreement with our Manager only extends until March 31, 2018, with automatic one-year renewals thereafter, and may be terminated earlier under certain circumstances. If the Management Agreement is terminated or not renewed and no suitable replacement is found to manage us, we may not be able to execute our business plan, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

The inability of our Manager to retain or obtain key personnel could delay or hinder implementation of our investment strategies, which could impair our ability to make distributions and could reduce the value of your investment. Our Manager is obligated to supply us with substantially all of our senior management team, including our chief executive officer, president, vice president, treasurer and secretary. Subject to investment, leverage and other guidelines or policies adopted by our board of directors, our Manager has significant discretion regarding the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success will depend significantly upon the experience, skill, resources, relationships and contacts of the senior officers and key personnel of our Manager and its affiliates. In particular, our success depends to a significant degree upon the contributions of Messrs. Robert R. Kaplan, Robert R. Kaplan, Jr., Philip Kurlander and Edwin M. Stanton and Ms. Elizabeth Watson, who are senior officers of our Manager. We do not have employment agreements with any of these key personnel and do not have key man life insurance on any of them. Further, only Mr. Stanton and Ms. Watson are full-time employees of our Manager, while Messrs. Kaplan and Kaplan Jr. are practicing attorneys and Dr. Kurlander is a healthcare professional and active investor. If any of Messrs. Kaplan, Kaplan, Jr., Kurlander and Stanton or Ms. Watson were to cease their affiliation with us or our Manager, our Manager may be unable to find suitable replacements, and our operating results could suffer. We believe that our future success depends, in large part, upon our Manager’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for highly skilled personnel is intense, and our Manager may be unsuccessful in attracting and retaining such skilled personnel. If we lose or are unable to obtain the services of highly skilled personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of your investment may decline. For more information on the experience of Mr. Stanton, our Chief Executive Officer, please see "Directors, Executive Officers, and Significant Employees - Material Prior Business Developments of Mr. Stanton."

Our Manager’s limited operating history makes it difficult for you to evaluate this investment. Our Manager has less than two years of operating history and may not be able to successfully operate our business or achieve our investment objectives. We may not be able to conduct our business as described in our plan of operation.

Our Manager and its affiliates may receive compensation regardless of profitability. Our Manager will be entitled to receive an annual asset management fee of 1.5% of our stockholders’ equity per annum. In addition, our Manager will receive a 1.0% acquisition fee of the gross purchase price, as adjusted pursuant to any closing adjustments, on acquisitions. These fees are capitalized expenses of our company and are payable regardless of the profitability of our company or whether any distributions are made to you; provided that the acquisition fee is payable solely in equity and will be accrued until a Listing Event, as defined herein, or on March 31, 2020, whichever occurs first. For further detail, see “Compensation to Our Manager”.

Termination of our Management Agreement, even for poor performance, could be difficult and costly, including as a result of termination fees, and may cause us to be unable to execute our business plan. Termination of our Management Agreement without cause, even for poor performance, could be difficult and costly. We may generally terminate our Manager for cause, without payment of any termination fee, if (i) our Manager, its agents or assignees breaches any material provision of the Management Agreement and such breach shall continue for a period of 30 days after written notice thereof specifying such breach and requesting that the same be remedied in such 30-day period (or 45 days after written notice of such breach if our Manager takes steps to cure such breach within 30 days of the written notice), (ii) there is a commencement of any proceeding relating to our Manager’s bankruptcy or insolvency, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition, (iii) any “Manager Change of Control,” as defined in the Management Agreement, which a majority of the independent directors determines is materially detrimental to us and our subsidiaries, taken as a whole, (iv) the dissolution of our Manager, or (v) our Manager commits fraud against us, misappropriates or embezzles our funds, or acts, or fails to act, in a manner constituting gross negligence, or acts in a manner constituting bad faith or willful misconduct, in the performance of its duties under the Management Agreement; provided, however, that if any of the actions or omissions described in clause (v) above are caused by an employee and/or officer of our Manager or one of its affiliates and our Manager takes all necessary and appropriate action against such person and cures the damage caused by such actions or omissions within 30 days of our Manager actual knowledge of its commission or omission, we will not have the right to terminate the Management Agreement for cause and any termination notice previously given will be deemed to have been rescinded and nugatory.

Our Property Manager is a wholly-owned subsidiary of our Manager, and as a result it is likely that if we terminate our Management Agreement that we will terminate each property management agreement entered into by the Property Manager and our title holding subsidiaries. Under each property management agreement, it is anticipated that our Property Manager will be paid a termination fee equal to four times its property management fees received for the three complete calendar months immediately prior to termination.

The Management Agreement will continue in operation, unless terminated in accordance with the terms hereof for an initial term through March 31, 2018, or the Initial Term, and then will automatically renew annually. After the Initial Term, the Management Agreement will be deemed renewed automatically each year for an additional one-year period, or an Automatic Renewal Term, unless our company or our Manager elects not to renew. Upon the expiration of the Initial Term or any Automatic Renewal Term and upon 180 days’ prior written notice to our Manager, our company may, without cause, but solely in connection with the expiration of the Initial Term or the then current Automatic Renewal Term, and upon the affirmative vote of at least two-thirds of the independent directors, decline to renew the Management Agreement, any such nonrenewal, a Termination Without Cause. In the event of a Termination Without Cause, we will be required to pay our Manager a termination fee before or on the last day of the Initial Term or such Automatic Renewal Term. Such termination fee will be equal to three times the sum of asset management fees, acquisition fees and leasing fees earned, in each case, by our Manager during the 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter; provided however, that if the Listing Event has not occurred and no acquisition fees have been paid, then all accrued acquisition fees will be included in the calculation of the termination fee. The termination fee is payable in vested equity of our company, cash, or a combination thereof in the discretion of our board. These provisions may substantially restrict our ability to terminate the Management Agreement without cause and would cause us to incur substantial costs in connection with such a termination. Furthermore, in the event that our Management Agreement is terminated, with or without cause, and we are unable to identify a suitable replacement to manage us, our ability to execute our business plan could be adversely affected.

Because we are dependent upon our Manager and its affiliates to conduct our operations, any adverse changes in the financial health of our Manager or its affiliates or our relationship with them could hinder our operating performance and the return on your investment. We are dependent on our Manager and its affiliates to manage our operations and acquire and manage our portfolio of real estate assets. Under the direction of our board of directors, and subject to our Investment Guidelines, our Manager makes all decisions with respect to the management of our company. Our Manager depends upon the fees and other compensation that it receives from us in connection with managing our company to conduct its operations. Any adverse changes in the financial condition of our Manager or its affiliates, or our relationship with our Manager, could hinder its ability to successfully manage our operations and our portfolio of investments, which would adversely affect us and our stockholders.

Our board of directors has approved very broad Investment Guidelines for our Manager and will not approve each investment and financing decision made by our Manager unless required by our Investment Guidelines. Our Manager is authorized to follow broad Investment Guidelines established by our board of directors relative to implementing our investment strategy. Our board of directors will periodically review our Investment Guidelines and our portfolio of assets but will not, and will not be required to, review all of our proposed investments, except if our Manager proposes an investment outside of the parameters of our Investment Guidelines. In addition, in conducting periodic reviews, our board of directors may rely primarily on information provided to them by our Manager. Furthermore, transactions entered into by our Manager may be costly, difficult or impossible to unwind by the time they are reviewed by our board of directors. Our Manager has great latitude within the parameters of our Investment Guidelines in determining the types, amounts and geographic locations of assets in which to invest on our behalf, which may result in making investments that may result in returns that are substantially below expectations or result in losses, which would materially and adversely affect our business and results of operations, or may otherwise not be in the best interests of our stockholders.

Our Manager and its principals and executive officers have limited experience managing a REIT. Our Manager and its principals and executive officers have limited experience managing a REIT. We cannot assure you that the past experience of our Manager and its principals and executive officers will be sufficient to successfully operate our company as a REIT, including the requirements to timely meet disclosure requirements of the SEC, state requirements, and requirements relative to maintaining our qualification as a REIT.

Our Manager may fail to identify acceptable investments. There can be no assurances that our Manager will be able to identify, make or acquire suitable investments meeting our investment criteria. There is no guarantee that any investment selected by our Manager will generate operating income or gains. While affiliates of our Manager have been successful in the past in identifying and structuring favorable real estate investments, there is no guarantee that our Manager will be able to identify and structure favorable investments in the future.

Risks Related to the Real Estate Industry and Investments in Real Estate

Our real estate investments are subject to risks particular to real property. Real property investments are subject to varying risks and market fluctuations. These events include, but are not limited to:

●	adverse changes in national, regional and local economic and demographic conditions;

●	the availability of financing, including financing necessary to extend or refinance debt maturities;
●	the ability to control operating costs (particularly at our properties where we are not allowed to pass all or even a portion of those costs through to our tenants);
●	increases in tenant vacancies, difficulty in re-letting space and the need to offer tenants below-market rents or concessions;
●	decreases in rental rates;
●	increases in interest rates, which could negatively impact the ability of any non-government tenants to make rental payments;
●	an increase in competition for, or a decrease in demand by, tenants, especially the federal government and its agencies and departments;
●	the financial strength of tenants and the risk of any non-government tenant bankruptcies and lease defaults;
●	an increase in supply or decrease in demand of our property types;
●	introduction of a competitor’s property in or in close proximity to one of our properties;
●
the adoption on the national, state or local level of more restrictive laws and governmental regulations, including more restrictive zoning, land use or environmental regulations and increased real estate taxes;

●	opposition from local community or political groups with respect to the construction or operations at a property;
●	adverse changes in the perceptions of prospective tenants or purchasers of the attractiveness, convenience or safety of a property;
●	our inability to provide effective and efficient management and maintenance at our properties;
●	the investigation, removal or remediation of hazardous materials or toxic substances at a property;

●	our inability to collect rent or other receivables;
●	the effects of any terrorist activity;
●	underinsured or uninsured natural disasters, such as earthquakes, floods or hurricanes; and
●	our inability to obtain adequate insurance on favorable terms.

The value of our properties and our performance may decline due to the realization of risks associated with the real estate industry, which could materially and adversely affect us.

Real estate investments are not as liquid as other types of assets, which may reduce economic returns to our stockholders. Real estate investments are not as liquid as other types of investments. In addition, the instruments that we purchase in connection with privately negotiated transactions are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. As a result, our ability to sell under-performing assets in our portfolio or respond to changes in economic and other conditions may be relatively limited.

Investments in real estate-related assets can be speculative. Investments in real estate-related assets can involve speculative risks and always involve substantial risks. No assurance can be given that our Manager will be able to execute the investment strategy or that stockholders in our company will realize their investment objectives. No assurance can be given that our stockholders will realize a substantial return (if any) on their investment or that they will not lose their entire investment in our company. For this reason, each prospective purchaser of shares of our common stock should carefully read this offering circular and all exhibits to this offering circular. All such persons or entities should consult with their attorney or business advisor prior to making an investment.

Our investments are anticipated to be concentrated in GSA Properties. We expect to concentrate on investing in GSA Properties. If GSA Properties experience a material adverse event, our company and our stockholders would likely be significantly and adversely affected.

Liability relating to environmental matters may impact the value of the properties that we may acquire or underlying our investments. Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. If we fail to disclose environmental issues, we could also be liable to a buyer or lessee of a property.

There may be environmental problems associated with our properties which we were unaware of at the time of acquisition. The presence of hazardous substances may adversely affect our ability to sell real estate, including the affected property, or borrow using real estate as collateral. The presence of hazardous substances, if any, on our properties may cause us to incur substantial remediation costs, thus harming our financial condition. In addition, although our leases will generally require our tenants to operate in compliance with all applicable laws and to indemnify us against any environmental liabilities arising from a tenant’s activities on the property, we nonetheless would be subject to strict liability by virtue of our ownership interest for environmental liabilities created by such tenants, and we cannot ensure the stockholders that any tenants we might have would satisfy their indemnification obligations under the applicable sales agreement or lease. The discovery of material environmental liabilities attached to such properties could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our stockholders.

Discovery of previously undetected environmentally hazardous conditions, including mold or asbestos, may lead to liability for adverse health effects and costs of remediating the problem could adversely affect our operating results. Under various U.S. federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims related to any contaminated property could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our security holders.

An environmental site assessment performed on the Port Canaveral Property revealed chlorinated solvent contamination in the soil, groundwater, and in the surrounding area. An environmental site assessment performed on the Port Canaveral Property revealed chlorinated solvent contamination in the soil, groundwater, and in the surrounding area, including the subject property, in 1995, which is related to a former sump. The responsible party was identified as the Canaveral Port Authority. Several site assessments, groundwater monitoring events, remedial action plans and risk assessments have been performed at the site since the contamination was first identified.

A Site Wide Groundwater Monitoring Event Report, or the Groundwater Report, was conducted on the property in September 2014. While the Groundwater Report provides information that the risk associated with the event is decreasing, we cannot be certain that will be the case. As a result, we may be exposed to increased risk of financial loss and our investment may underperform as a result.

We may invest in real-estate related investments, including joint ventures and co-investment arrangements. We primarily invest in properties as sole owner. However, we may, in our Manager's sole discretion subject to our Investment Guidelines, invest as a joint venture partner or co-investor in an investment. In such event, we generally anticipate owning a controlling interest in the joint venture or co-investment vehicle. However, our joint venture partner or co-investor may have a consent or similar right with respect to certain major decisions with respect to an investment, including a refinancing, sale or other disposition. Additionally, we may rely on our joint venture partner or co-investor to act as the property manager or developer, and, thus, our returns will be subject to the performance of our joint venture partner or co-investor. While our Manager does not intend for these types of investments to be a primary focus of our company, our Manager may make such investments in its sole discretion.

Adverse economic conditions may negatively affect our results of operations and, as a result, our ability to make distributions to our stockholders or to realize appreciation in the value of our investments. Our operating results may be adversely affected by market and economic challenges, which may negatively affect our returns and profitability and, as a result, our ability to make distributions to our stockholders or to realize appreciation in the value of our investments. These market and economic challenges include, but are not limited to, the failure of the real estate market to attract the same level of capital investment in the future that it attracts at the time of our purchases or a reduction in the number of companies seeking to acquire properties may result in the value of our investments not appreciating or decreasing significantly below the amount we pay for these investments.

The length and severity of any economic slow-down or downturn cannot be predicted. Our operations and, as a result, our ability to make distributions to our stockholders and/or our ability to realize appreciation in the value of our properties could be materially and adversely affected to the extent that an economic slow-down or downturn is prolonged or becomes severe.

We may be adversely affected by unfavorable economic changes in the specific geographic areas where our investments are concentrated. Adverse conditions (including business layoffs or downsizing, industry slowdowns, changing demographics and other factors) in the areas where our investments are located and/or concentrated, and local real estate conditions (such as oversupply of, or reduced demand for, office, industrial, retail or multifamily properties) may have an adverse effect on the value of our investments. A material decline in the demand or the ability of tenants to pay rent for office, industrial or retail space in these geographic areas may result in a material decline in our cash available for distribution to our stockholders.

We depend on the U.S. Government and its agencies for substantially all of our revenues and any failure by the U.S. Government and its agencies to perform their obligations under their leases or renew their leases upon expiration could have a material adverse effect on our business, financial condition and results of operations. Following the completion of this offering, our tenants will account for all of our annualized lease income. We expect that leases to agencies of the U.S. Government will continue to be the primary source of our revenues for the foreseeable future. Due to such concentration, any failure by the U.S. Government to perform its obligations under its leases or a failure to renew its leases upon expiration, could cause interruptions in the receipt of lease revenue or result in vacancies, or both, which would reduce our revenue until the affected properties are leased, and could decrease the ultimate value of the affected property upon sale and have a material adverse effect on our business, financial condition and results of operations. Further, because our portfolio of properties is, and future investments are expected to be, built-to-suit properties, the non-renewal of those leases may have a detrimental effect on our ability to find a new tenant, repurpose such property, or sell such property on beneficial terms.

We may not be able to re-lease or renew leases at the investments held by us on terms favorable to us or at all. We are subject to risks that upon expiration or earlier termination of the leases for space located at our investments the space may not be re-leased or, if re-leased, the terms of the renewal or re-leasing (including the costs of required renovations or concessions to tenants) may be less favorable than current lease terms. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by an investment. If we are unable to re-lease or renew leases for all or substantially all of the spaces at these investments, if the rental rates upon such renewal or re-leasing are significantly lower than expected, if our reserves for these purposes prove inadequate, or if we are required to make significant renovations or concessions to tenants as part of the renewal or re-leasing process, we will experience a reduction in net income and may be required to reduce or eliminate distributions to our stockholders.

Most of our federal government leases include early termination provisions that permit the federal government to terminate its lease with us prior to the lease expiration date. For the foreseeable future, we expect that all, or substantially all, of our rents will come from the federal government. We anticipate that most of our federal government leases, including the leases for ten of our 13 properties in our portfolio, will include early termination provisions that permit the federal government to terminate its lease with us after a specified date but before the lease expiration date and with little or no liability as a result of any such termination. As of December 6, 2017, the leases of our properties in our portfolio have a weighted average remaining lease term of 9.27 years, assuming no early termination rights are exercised, and 6.08 years if all of the early termination rights are exercised. Beginning April 30, 2021, early termination rights will become exercisable with respect to federal government leases of our properties in our portfolio that generate approximately 9.54% of our effective annual rent from our portfolio, and by December 31, 2026, early termination rights with respect to federal government leases for our properties in our portfolio that generate approximately 77.30% of our effective annual rent from our portfolio will become exercisable. For fiscal policy reasons, security concerns or other reasons, some or all of these federal government occupants may decide to vacate our properties at or prior to the expiration of their lease term. Furthermore, these properties are often built or modified to specialized needs of particular agencies or departments of the federal government, including law enforcement and defense/intelligence, at considerable cost of development or modification. Typically, these additional costs are recovered through enhanced rent rates designed to recapture the cost over the full lease term. When we purchase constructed properties, we will likely pay a price that reflects these enhanced rent rates. Should the federal government occupant of one of our facilities elect to vacate the property it occupies at or prior to the expiration of the full lease term, it is unlikely that we would be able to fully recover our costs by finding a tenant or tenants outside of the federal government itself that would be willing to pay these enhanced rates. It also would be unlikely to market the property at a price that would be likely to reflect the enhanced rent rates. Accordingly, if a significant number of such vacancies occur, we could be materially and adversely affected.

The bankruptcy, insolvency or diminished creditworthiness of our tenants under their leases or delays by our tenants in making rental payments could seriously harm our operating results and financial condition. We lease our properties to tenants, and we receive rents from our tenants during the terms of their respective leases. A tenant’s ability to pay rent is often initially determined by the creditworthiness of the tenant. However, if a tenant’s credit deteriorates, the tenant may default on its obligations under its lease and the tenant may also become bankrupt. The bankruptcy or insolvency of our tenants or other failure to pay is likely to adversely affect the income produced by our real estate investments. Any bankruptcy filings by or relating to one of our tenants could bar us from collecting pre-bankruptcy debts from that tenant or its property, unless we receive an order permitting us to do so from the bankruptcy court. A tenant bankruptcy could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. If a tenant files for bankruptcy, we may not be able to evict the tenant solely because of such bankruptcy or failure to pay. A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In addition, certain amounts paid to us within 90 days prior to the tenant’s bankruptcy filing could be required to be returned to the tenant’s bankruptcy estate. In any event, it is highly unlikely that a bankrupt or insolvent tenant would pay in full amounts it owes us under its lease. In other circumstances, where a tenant’s financial condition has become impaired, we may agree to partially or wholly terminate the lease in advance of the termination date in consideration for a lease termination fee that is likely less than the agreed rental amount. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold against a bankrupt entity may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. We may recover substantially less than the full value of any unsecured claims, which would harm our financial condition. While the leases for our GSA Properties will be full faith and credit obligations of the United States government, there can be no certainty that we will not be adversely affected by the bankruptcy, insolvency or diminished creditworthiness of one of our tenants in a GSA Property.

Lease defaults or terminations or landlord-tenant disputes may adversely reduce our income from our leased property portfolio. Lease defaults or terminations by one or more of our significant tenants may reduce our revenues unless a default is cured or a suitable replacement tenant is found promptly. In addition, disputes may arise between the landlord and tenant that result in the tenant withholding rent payments, possibly for an extended period. These disputes may lead to litigation or other legal procedures to secure payment of the rent withheld or to evict the tenant. In other circumstances, a tenant may have a contractual right to abate or suspend rent payments. Even without such right, a tenant might determine to do so. Any of these situations may result in extended periods during which there is a significant decline in revenues or no revenues generated by the property. If this were to occur, it could adversely affect our results of operations.

Net leases may require us to pay property-related expenses that are not the obligations of our tenants. Under the terms of net leases, in addition to satisfying their rent obligations, tenants are responsible for the payment of real estate taxes, insurance and ordinary maintenance and repairs. However, pursuant to leases we may assume or enter into in the future, we may be required to pay certain expenses, such as the costs of environmental liabilities, roof and structural repairs, insurance, certain non-structural repairs and maintenance and other costs and expenses for which insurance proceeds or other means of recovery are not available. If one or more of our properties incur significant expenses under the terms of the leases, such property, our business, financial condition and results of operations will be adversely affected and the amount of cash available to meet expenses and to make distributions to our stockholders may be reduced.

Net leases may not result in fair market lease rates over time, which could negatively impact our income and reduce the amount of funds available to make distributions to our stockholders. A significant portion of our rental income is expected to come from net leases, which generally provide the tenant greater discretion in using the leased property than ordinary property leases, such as the right to freely sublease the property, to make alterations in the leased premises and to terminate the lease prior to its expiration under specified circumstances. Furthermore, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years. As a result, our income and distributions to our stockholders could be lower than they would otherwise be if we did not engage in net leases.

We could be adversely affected by various facts and events related to our investments over which we have limited or no control. We could be adversely affected by various facts and events over which we have limited or no control, such as (i) oversupply of space and changes in market rental rates; (ii) economic or physical decline of the areas where the investments are located; and (iii) deterioration of the physical condition of our investments. Negative market conditions or adverse events affecting our existing or potential tenants, or the industries in which they operate, could have an adverse impact on our ability to attract new tenants, re-lease space, collect rent or renew leases, any of which could adversely affect our financial condition. These will particularly affect any investments made outside of GSA Properties.

We may be required to reimburse tenants for overpayments of estimated operating expenses. Under certain of our leases, tenants pay us as additional rent their proportionate share of the costs we incur to manage, operate and maintain the buildings and properties where they rent space. These leases often limit the types and amounts of expenses we can pass through to our tenants and allow the tenants to audit and contest our determination of the operating expenses they are required to pay. Given the complexity of certain additional rent calculations, tenant audit rights under large portfolio leases can remain unresolved for several years. If as a result of a tenant audit it is determined that we have collected more additional rent than we are permitted to collect under a lease, we must refund the excess amount back to the tenant and, sometimes, also reimburse the tenant for its audit costs. Such unexpected reimbursement payments could materially adversely affect our financial condition and results of operations.

An uninsured loss or a loss that exceeds the policies on our investments could subject us to lost capital or revenue on those properties. Under the terms and conditions of the leases expected to be in force on our investments, tenants are generally expected to be required to indemnify and hold us harmless from liabilities resulting from injury to persons, air, water, land or property, on or off the premises, due to activities conducted on the investments, except for claims arising from the negligence or intentional misconduct of us or our agents. Additionally, tenants are generally expected to be required, at the tenants’ expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. Insurance policies for property damage are generally expected to be in amounts not less than the full replacement cost of the improvements less slab, foundations, supports and other customarily excluded improvements and insure against all perils of fire, extended coverage, vandalism, malicious mischief and special extended perils (“all risk,” as that term is used in the insurance industry). Insurance policies are generally expected to be obtained by the tenant providing general liability coverage in varying amounts depending on the facts and circumstances surrounding the tenant and the industry in which it operates. These policies may include liability coverage for bodily injury and property damage arising out of the ownership, use, occupancy or maintenance of the properties and all of their appurtenant areas. To the extent that losses are uninsured or underinsured, we could be subject to lost capital and revenue on those investments.

Acquired investments may not meet projected occupancy. If the tenants in an investment do not renew or extend their leases or if tenants terminate their leases, the operating results of the investment could be substantially and adversely affected by the loss of revenue and possible increase in operating expenses not reimbursed by the tenants. There can be no assurance that the investments will be substantially occupied at projected rents. We will anticipate a minimum occupancy rate for each investment, but there can be no assurance that the investments will maintain the minimum occupancy rate or meet our anticipated lease-up schedule. In addition, lease-up of the unoccupied space may be achievable only at rental rates less than those we anticipate.

Distributions may represent a return of capital. A portion of the distributed cash may constitute a return of each stockholder’s capital investment in our company. Any such distributions would constitute a return of capital. Accordingly, such distributed cash will not constitute profit or earnings but merely a return of capital.

We could be exposed to environmental liabilities with respect to investments to which we take title. In the course of our business, and taking title to properties, we could be subject to environmental liabilities with respect to such properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. If we become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Properties may contain toxic and hazardous materials. Federal, state and local laws impose liability on a landowner for releases or the otherwise improper presence on the premises of hazardous substances. This liability is without regard to fault for, or knowledge of, the presence of such substances. A landowner may be held liable for hazardous materials brought onto the property before it acquired title and for hazardous materials that are not discovered until after it sells the property. Similar liability may occur under applicable state law. If any hazardous materials are found within a property that is in violation of law at any time, we may be liable for all cleanup costs, fines, penalties and other costs. This potential liability will continue after we sell the property and may apply to hazardous materials present within the property before we acquired such property. If losses arise from hazardous substance contamination which cannot be recovered from a responsible party, the financial viability of that property may be substantially affected. It is possible that we will acquire a property with known or unknown environmental problems which may adversely affect us.

Properties may contain mold. Mold contamination has been linked to a number of health problems, resulting in recent litigation by tenants seeking various remedies, including damages and ability to terminate their leases. Originally occurring in residential property, mold claims have recently begun to appear in commercial properties as well. Several insurance companies have reported a substantial increase in mold-related claims, causing a growing concern that real estate owners might be subject to increasing lawsuits regarding mold contamination. No assurance can be given that a mold condition will not exist at one or more of our investments, with the risk of substantial damages, legal fees and possibly loss of tenants. It is unclear whether such mold claims would be covered by the customary insurance policies to be obtained for us.

Significant restrictions on transfer and encumbrance of properties are expected. The terms of any debt financing for a property are expected to prohibit the transfer or further encumbrance of that property or any interest in that property except with the lender’s prior consent, which consent each lender is expected to be able to withhold. The relative illiquidity of the investments may prevent or substantially impair our ability to dispose of an investment at times when it may be otherwise advantageous for us to do so. If we were forced to immediately liquidate some or all of our investments, the proceeds are likely to result in a significant loss, if such a liquidation is possible at all.

We will likely receive limited representations and warranties from sellers. Properties will likely be acquired with limited representations and warranties from the seller regarding the condition of the property, the status of leases, the presence of hazardous substances, the status of governmental approvals and entitlements and other significant matters affecting the use, ownership and enjoyment of the property. As a result, if defects in a property or other matters adversely affecting a property are discovered, we may not be able to pursue a claim for damages against the seller of the property. The extent of damages that we may incur as a result of such matters cannot be predicted, but potentially could result in a significant adverse effect on the value of our investments.

We may experience delays in the sale of a property. If a trading market does not develop for our shares and we are not able to list on a registered national securities exchange, we anticipate pursuing a merger, portfolio sale or liquidate our properties within seven years of the termination of this offering. However, it may not be possible to sell any or all of our properties at a favorable price, or at all, in such a time frame. If we are unable to sell our properties in the time frames or for the prices anticipated, our ability to make distributions to you may be materially delayed or reduced, you may not be able to get a return of capital as expected or you may not have any liquidity.

We may be subject to the risk of liability and casualty loss as the owner of a property. It is expected that our Manager will maintain or cause to be maintained insurance against certain liabilities and other losses for a property, but the insurance obtained will not cover all amounts or types of loss. There is no assurance that any liability that may occur will be insured or that, if insured, the insurance proceeds will be sufficient to cover the loss. There are certain categories of loss that may be or may become uninsurable or not economically insurable, such as earthquakes, floods and hazardous waste.

Further, if losses arise from hazardous substance contamination that cannot be recovered from a responsible party, the financial viability of the affected property may be substantially impaired. It is expected that lenders will require a Phase I environmental site assessment to determine the existence of hazardous materials and other environmental problems prior to making a Loan secured by a property. However, a Phase I environmental site assessment generally does not involve invasive testing, but instead is limited to a physical walk through or inspection of a property and a review of governmental records. It is possible that we will acquire a property with known or unknown environmental problems that may adversely affect our properties.

Risks Related to Our Taxation as a REIT

Our failure to qualify as a REIT would result in higher taxes and reduced cash available for stockholders. We intend to continue to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. Our initial and continued qualification as a REIT depends on our satisfaction of certain asset, income, organizational, distribution and stockholder ownership requirements on a continuing basis. Our ability to satisfy some of the asset tests depends upon the fair market values of our assets, some of which are not able to be precisely determined and for which we will not obtain independent appraisals. If we were to fail to qualify as a REIT in any taxable year, and certain statutory relief provisions were not available, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to stockholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution. Unless entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock. Even if we qualify as a REIT, we may be subject to the corporate alternative minimum tax on our items of tax preference if our alternative minimum taxable income exceeds our taxable income.

REIT distribution requirements could adversely affect our liquidity. In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our net taxable income including any net capital gain. We intend to make distributions to our stockholders to comply with the requirements of the Internal Revenue Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives. Our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments. The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

Further, amounts distributed will not be available to fund investment activities. We expect to fund our investments by raising equity capital and through borrowings from financial institutions and the debt capital markets. If we fail to obtain debt or equity capital in the future, it could limit our ability to grow, which could have a material adverse effect on the value of our common stock.

The stock ownership limit imposed by the Internal Revenue Code for REITs and our charter may inhibit market activity in our stock and may restrict our business combination opportunities. In order for us to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) at any time during the last half of each taxable year. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year for each taxable year. Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by the board of directors, no person may own more than 9.8% of the aggregate value of the outstanding shares of our stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock. The board of directors may not grant such an exemption to any proposed transferee whose ownership in excess of 9.8% of the value of our outstanding shares or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, would result in the termination of our status as a REIT. These ownership limits could delay or prevent a transaction or a change in our control that might be in the best interest of our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends. The maximum tax rate applicable to “qualified dividend income” payable to U.S. stockholders that are taxed at individual rates is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

The prohibited transactions tax may subject us to tax on our gain from sales of property and limit our ability to dispose of our properties. A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we intend to acquire and hold all of our assets as investments and not for sale to customers in the ordinary course of business, the IRS may assert that we are subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, not all of our prior property dispositions qualified for the safe harbor and we cannot assure you that we can comply with the safe harbor in the future or that we have avoided, or will avoid, owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through a TRS, which would be subject to federal and state income taxation. Additionally, in the event that we engage in sales of our properties, any gains from the sales of properties classified as prohibited transactions would be taxed at the 100% prohibited transaction tax rate.

We may be unable to generate sufficient revenue from operations, operating cash flow or portfolio income to pay our operating expenses, and our operating expenses could rise, diminishing our ability and to pay distributions to our stockholders. As a REIT, we are generally required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and not including net capital gains, each year to our stockholders. To qualify for the tax benefits accorded to REITs, we have and intend to continue to make distributions to our stockholders in amounts such that we distribute all or substantially all our net taxable income each year, subject to certain adjustments. However, our ability to make distributions may be adversely affected by the risk factors described herein. Our ability to make and sustain cash distributions is based on many factors, including the return on our investments, the size of our investment portfolio, operating expense levels, and certain restrictions imposed by Maryland law. Some of the factors are beyond our control and a change in any such factor could affect our ability to pay future dividends. No assurance can be given as to our ability to pay distributions to our stockholders. In the event of a downturn in our operating results and financial performance or unanticipated declines in the value of our asset portfolio, we may be unable to declare or pay quarterly distributions or make distributions to our stockholders. The timing and amount of distributions are in the sole discretion of our board of directors, which considers, among other factors, our earnings, financial condition, debt service obligations and applicable debt covenants, REIT qualification requirements and other tax considerations and capital expenditure requirements as our board of directors may deem relevant from time to time.

Although our use of TRSs may partially mitigate the impact of meeting the requirements necessary to maintain our qualification as a REIT, our ownership of and relationship with our TRSs will be limited, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax. A REIT may own up to 100% of the stock of one or more TRSs. A TRS generally may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

Any TRSs that we own will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but will not be required to be distributed to us. We will monitor the value of our investments in TRSs for the purpose of ensuring compliance with the rule that no more than 25% of the value of a REIT’s assets may consist of TRS securities (which is applied at the end of each calendar quarter). In addition, we will scrutinize all of our transactions with any TRSs for the purpose of ensuring that they are entered into on arm’s-length terms in order to avoid incurring the 100% excise tax described above. The value of the securities that we hold in TRSs may not be subject to precise valuation. Accordingly, there can be no assurance that we will be able to comply with the 25% REIT subsidiaries limitation or to avoid application of the 100% excise tax.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock. At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations.

If our operating partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences. We believe that our operating partnership will be treated as a partnership for federal income tax purposes. As a partnership, our operating partnership will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our operating partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of our operating partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our operating partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

Risks Related to Conflicts of Interest

The tax protection agreement with Holmwood could limit our ability to sell or otherwise dispose of our Contribution Properties or make any such sale or other disposition costlier. In connection with our acquisition of the Contribution Properties, we entered into a tax protection agreement that will provide that we will indemnify Holmwood for any taxes incurred as a result of a taxable sale of the Contribution Properties for a period of ten years after the closing of the contribution. Therefore, although it may be in our stockholders’ best interest that we sell or otherwise dispose of one or more of our Contribution Properties these it may be economically prohibitive, or at least costlier, for us to do so because of these obligations.

Any sale by Holmwood or members of our senior management team of ownership interests in us and speculation about such possible sales may materially and adversely affect the market price of our common stock. Upon completion of this offering, assuming we sell the maximum amount pursuant to this offering, Holmwood and members of our senior management team will own an aggregate of 200,000 shares of common stock, an aggregate of 1,078,416 OP Units, an aggregate of 44,000 shares of Series A Preferred Stock, and our Manager will have been granted 146,224 LTIPs, or such other form of our company’s equity securities, as determined by the Management Agreement, which collectively represents 31.20% of the outstanding shares of our common stock on a fully diluted basis. This amount does not include equity issuable to our Manager in payment of acquisition fees, which will equal 1% of acquisition costs for each property we acquire. Neither Holmwood nor members of our senior management team are prohibited from selling any shares of our common stock or securities convertible into, or exchangeable for, shares of our common stock. Any sale by Holmwood or members of our senior management team of ownership interests in us, or speculation by the press, securities analysts, stockholders or others as to their intentions, may materially and adversely affect the market price of our common stock.

We may be assuming unknown or unquantifiable liabilities, including environmental liabilities, associated with our initial properties, and such liabilities could materially and adversely affect us. We have assumed from Holmwood existing liabilities in connection with our contribution and, by extension, the Contribution Properties, some of which may be unknown or unquantifiable. These liabilities may include liabilities for undisclosed environmental conditions, tax liabilities, claims of tenants or vendors and accrued but unpaid liabilities. Holmwood is making limited representations and warranties with respect to the Contribution Properties and our acquisition properties, respectively. Any unknown or unquantifiable liabilities that we assume from Holmwood for which we have no or limited recourse could materially and adversely affect us.

The Management Agreement with our Manager was not negotiated on an arm’s-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party. Our executive officers, including a majority of our directors, are executives of our Manager. Our Management Agreement was negotiated between related parties and its terms, including fees payable to our Manager, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the Management Agreement because of our desire to maintain our ongoing relationship with Holmwood and its affiliates.

We may have conflicts of interest with our Manager and other affiliates, which could result in investment decisions that are not in the best interests of our stockholders. There are numerous conflicts of interest between our interests and the interests of our Manager, Holmwood, and their respective affiliates, including conflicts arising out of allocation of personnel to our activities, purchase or sale of properties, including from or to Holmwood or its affiliates and fee arrangements with our Manager that might induce our Manager to make investment decisions that are not in our best interests. In addition to the aforementioned, while our Manager is not currently affiliated with any other investment vehicles, there is nothing restricting our Manager from pursuing other investment vehicles. As a result, our Manager may face conflicts of interest in the future regarding the allocation of investment opportunities between us and other investment vehicles with which it is affiliated. Examples of these potential conflicts of interest include:

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Competition for the time and services of personnel that work for us and our affiliates;

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Compensation payable by us to our Manager and its affiliates for their various services, which may not be on market terms and is payable, in some cases, whether or not our stockholders receive distributions;

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Our Manager's position as manager of Holmwood;

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The possibility that our Manager, its officers and their respective affiliates will face conflicts of interest relating to the purchase and leasing of properties, and that such conflicts may not be resolved in our favor, thus potentially limiting our investment opportunities, impairing our ability to make distributions and adversely affecting the trading price of our stock;

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The possibility that if we acquire properties from Holmwood or its affiliates, the price may be higher than we would pay if the transaction were the result of arm’s-length negotiations with a third party;

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The possibility that our Manager will face conflicts of interest caused by its indirect ownership by Holmwood, some of whose officers are also our officers and two of whom are directors of ours, resulting in actions that may not be in the long-term best interests of our stockholders;

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Our Manager has considerable discretion with respect to the terms and timing of our acquisition, disposition and leasing transactions;

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The possibility that we may acquire or merge with our Manager, resulting in an internalization of our management functions; and

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The possibility that the competing demands for the time of our Manager, its affiliates and our officers may result in them spending insufficient time on our business, which may result in our missing investment opportunities or having less efficient operations, which could reduce our profitability and result in lower distributions to you.

Any of these and other conflicts of interest between us and our Manager could have a material adverse effect on the returns on our investments, our ability to make distributions to stockholders and the trading price of our stock.

Legal Counsel for our company, our Manager and Holmwood is the same law firm.  Kaplan, Voekler, Cunningham & Frank, PLC, or KVCF, acts as legal counsel to our Manager, Holmwood and some of their affiliates and also is expected to represent us. Additionally, Messrs. Kaplan and Kaplan, Jr., who will respectively be our Secretary and director, and our President, upon the initial closing of this offering, are each a member of KVCF.  In connection with the offering, Messrs. Kaplan and Kaplan, Jr. will not serve as attorneys on behalf of KVCF or render any legal advice but will serve solely in their capacities with our company and our Manager. KVCF is not acting as counsel for the stockholders or any potential investor. There is a possibility in the future that the interests of the various parties may become adverse and, under the Code of Professional Responsibility of the legal profession, KVCF may be precluded from representing any one or all of such parties. If any situation arises in which our interests appear to be in conflict with those of our advisor, our Dealer-Manager or their affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. Moreover, should such a conflict not be readily apparent, KVCF may inadvertently act in derogation of the interest of parties which could adversely affect us, and our ability to meet our investment objectives and, therefore, our stockholders.

Risks Associated with Debt Financing

Some of our properties are secured with cross-collateralized debt. (i) The Port Saint Lucie Property, Jonesboro Property and Lorain Property secure a loan made by Starwood Mortgage Capital, LLC, or the Starwood Loan; (ii) the Johnson City Property and Port Canaveral Property secure a loan made by Park Sterling Bank, or the Park Sterling Loan; and (iii) the Fort Smith Property, Lawton Property, Moore Property and Lakewood Property, secure a loan made by CorAmerica Loan Company, LLC, or the CorAmerica Loan. If we default on one of the loans listed above, the lender will have the ability to foreclose upon each of the properties securing such loan. As a result, a default on one of the above loans may have a much stronger, negative effect on our operations than if the loans were secured by a single asset.

We have used and may continue to use mortgage and other debt financing to acquire properties or interests in properties and otherwise incur other indebtedness, which increases our expenses and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments. We are permitted to acquire real properties and other real estate-related investments, including entity acquisitions, by assuming either existing financing secured by the asset or by borrowing new funds. In addition, we may incur or increase our mortgage debt by obtaining loans secured by some or all of our assets to obtain funds to acquire additional investments or to pay distributions to our stockholders. We also may borrow funds if necessary to satisfy the requirement that we distribute at least 90% of our annual “REIT taxable income,” or otherwise as is necessary or advisable to assure that we maintain our qualification as a REIT for federal income tax purposes.

There is no limit on the amount we may invest in any single property or other asset or on the amount we can borrow to purchase any individual property or other investment. If we mortgage a property and have insufficient cash flow to service the debt, we risk an event of default which may result in our lenders foreclosing on the properties securing the mortgage.

If we cannot repay or refinance loans incurred to purchase our properties, or interests therein, then we may lose our interests in the properties secured by the loans we are unable to repay or refinance.

High levels of debt or increases in interest rates could increase the amount of our loan payments, which could reduce the cash available for distribution to stockholders. Our policies do not limit us from incurring debt. For purposes of calculating our leverage, we assume full consolidation of all of our real estate investments, whether or not they would be consolidated under GAAP, include assets we have classified as held for sale, and include any joint venture level indebtedness in our total indebtedness.

High debt levels will cause us to incur higher interest charges, resulting in higher debt service payments, and may be accompanied by restrictive covenants. Interest we pay reduces cash available for distribution to stockholders. Additionally, with respect to our variable rate debt, increases in interest rates increase our interest costs, which reduces our cash flow and our ability to make distributions to you. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments and could result in a loss. In addition, if we are unable to service our debt payments, our lenders may foreclose on our interests in the real property that secures the loans we have entered into.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and the amount of cash distributions we can make. To qualify as a REIT, we will be required to distribute at least 90% of our annual taxable income (excluding net capital gains) to our stockholders in each taxable year, and thus our ability to retain internally generated cash is limited. Accordingly, our ability to acquire properties or to make capital improvements to or remodel properties will depend on our ability to obtain debt or equity financing from third parties or the sellers of properties. If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise capital by issuing more stock or borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to you. When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, or replace our Manager. These or other limitations may limit our flexibility and prevent us from achieving our operating plans.

Our ability to obtain financing on reasonable terms would be impacted by negative capital market conditions. Recently, domestic and international financial markets have experienced unusual volatility and uncertainty. Although this condition occurred initially within the “subprime” single-family mortgage lending sector of the credit market, liquidity has tightened in overall financial markets, including the investment grade debt and equity capital markets. Consequently, there is greater uncertainty regarding our ability to access the credit market in order to attract financing on reasonable terms. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure financing on reasonable terms, if at all.

Some of our mortgage loans may have “due on sale” provisions, which may impact the manner in which we acquire, sell and/or finance our properties. In purchasing properties subject to financing, we may obtain financing with “due-on-sale” and/or “due-on-encumbrance” clauses. Due-on-sale clauses in mortgages allow a mortgage lender to demand full repayment of the mortgage loan if the borrower sells the mortgaged property. Similarly, due-on-encumbrance clauses allow a mortgage lender to demand full repayment if the borrower uses the real estate securing the mortgage loan as security for another loan. In such event, we may be required to sell our properties on an all-cash basis, which may make it more difficult to sell the property or reduce the selling price.

Lenders may be able to recover against our other properties under our mortgage loans. In financing our acquisitions, we will seek to obtain secured nonrecourse loans. However, only recourse financing may be available, in which event, in addition to the property securing the loan, the lender would have the ability to look to our other assets for satisfaction of the debt if the proceeds from the sale or other disposition of the property securing the loan are insufficient to fully repay it. Also, in order to facilitate the sale of a property, we may allow the buyer to purchase the property subject to an existing loan whereby we remain responsible for the debt.

If we are required to make payments under any “bad boy” carve-out guaranties that we may provide in connection with certain mortgages and related loans, our business and financial results could be materially adversely affected. In obtaining certain nonrecourse loans, we may provide standard carve-out guaranties. These guaranties are only applicable if and when the borrower directly, or indirectly through agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper (commonly referred to as “bad boy” guaranties). Although we believe that “bad boy” carve-out guaranties are not guaranties of payment in the event of foreclosure or other actions of the foreclosing lender that are beyond the borrower’s control, some lenders in the real estate industry have recently sought to make claims for payment under such guaranties. In the event such a claim was made against us under a “bad boy” carve-out guaranty following foreclosure on mortgages or related loan, and such claim were successful, our business and financial results could be materially adversely affected.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders. We may finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or “balloon” payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available for distribution to our stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans.

We may enter into derivative or hedging contracts that could expose us to contingent liabilities and certain risks and costs in the future. Part of our investment strategy may involve entering into derivative or hedging contracts that could require us to fund cash payments in the future under certain circumstances, such as the early termination of the derivative agreement caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the derivative contract. The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses would be reflected in our financial results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition and results of operations.

Further, the cost of using derivative or hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our derivative or hedging activity and thus increase our related costs during periods when interest rates are volatile or rising and hedging costs have increased.

In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, in many cases, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot be assured that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Complying with REIT requirements may limit our ability to hedge risk effectively. The REIT provisions of the Code may limit our ability to hedge the risks inherent to our operations. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions may include entering into interest rate swaps, caps and floors, options to purchase these items, and futures and forward contracts. Any income or gain derived by us from transactions that hedge certain risks, such as the risk of changes in interest rates, will not be treated as gross income for purposes of either the 75% or the 95% income test, as defined below in “Material Federal Income Tax Considerations — Gross Income Tests,” unless specific requirements are met. Such requirements include that the hedging transaction be properly identified within prescribed time periods and that the transaction either (1) hedges risks associated with indebtedness issued by us that is incurred to acquire or carry real estate assets or (2) manages the risks of currency fluctuations with respect to income or gain that qualifies under the 75% or 95% income test (or assets that generate such income). To the extent that we do not properly identify such transactions as hedges, hedge with other types of financial instruments, or hedge other types of indebtedness, the income from those transactions is not likely to be treated as qualifying income for purposes of the 75% and 95% income tests. As a result of these rules, we may have to limit the use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Interest rates might increase. Based on historical interest rates, current interest rates are low and, as a result, it is likely that the interest rates available for future real estate loans and refinances will be higher than the current interest rates for such loans, which may have a material and adverse impact on our company and our investments. If there is an increase in interest rates, any debt servicing on properties could be significantly higher than currently anticipated, which would reduce the amount of cash available for distribution to the stockholders. Also, rising interest rates may affect the ability of our Manager to refinance a property. Investments may be less desirable to prospective purchasers in a rising interest rate environment and their values may be adversely impacted by the reduction in cash flow due to increased interest payments.

We may use floating rate, interest-only or short-term loans to acquire properties. Our Manager has the right, in its sole discretion, to negotiate any debt financing, including obtaining (i) interest-only, (ii) floating rate and/or (iii) short-term loans to acquire properties. If our Manager obtains floating rate loans, the interest rate would not be fixed but would float with an established index (probably at higher interest rates in the future). No principal would be repaid on interest-only loans. Finally, we would be required to refinance short term loans at the end of a relatively short period. The credit markets have recently been in flux and are experiencing a malaise. No assurance can be given that our Manager would be able to refinance with fixed-rate permanent loans in the future, on favorable terms or at all, to refinance the short-term loans. In addition, no assurance can be given that the terms of such future loans to refinance the short-term loans would be favorable to our company.

We may use leverage to make investments. Our Manager, in its sole discretion, may leverage the properties. As a result of the use of leverage, a decrease in revenues of a leveraged property may materially and adversely affect that property’s cash flow and, in turn, our ability to make distributions. No assurance can be given that future cash flow of a particular investment will be sufficient to make the debt service payments on any borrowed funds for that Investment and also cover operating expenses. If the property’s revenues are insufficient to pay debt service and operating expenses, we would be required to use net income from other investments, working capital or reserves, or seek additional funds. There can be no assurance that additional funds will be available, if needed, or, if such funds are available, that they will be available on terms acceptable to us.

Leveraging a property allows a lender to foreclose on that property. Lenders on a property, even non-recourse lenders, are expected in all instances to retain the right to foreclose on that property if there is a default in the loan terms. If this were to occur, we would likely lose our entire investment in that property.

Lenders may have approval rights with respect to an encumbered property. A lender on a property will likely have numerous other rights, which may include the right to approve any change in the property manager for a particular property.

Availability of financing and market conditions will affect the success of our company. Market fluctuations in real estate financing may affect the availability and cost of funds needed in the future for our investments. In addition, credit availability has been restricted in the past and may become restricted again in the future. Restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect our investments and our ability to execute its investment goals.

We do not have guaranteed cash flow. There can be no assurance that cash flow or profits will be generated by our investments. If our investments do not generate the anticipated amount of cash flow, we may not be able to pay the anticipated distributions to the stockholders without making such distributions from the net proceeds of this offering or from reserves.

Risks Related to Our Organization and Structure

A limit on the percentage of our securities a person may own may discourage a takeover or business combination, which could prevent our stockholders from realizing a premium price for their stock. Our charter restricts direct or indirect ownership by one person or entity to no more than 9.8% in value of the outstanding shares of our capital stock or 9.8% in number of shares or value, whichever is more restrictive, of the outstanding shares of our common stock unless exempted (prospectively or retroactively) by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to our stockholders.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders. Our board of directors may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue and may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of any such stock. In addition to our 400,000 shares of Series A Preferred Stock, our board of directors could also authorize the issuance of up to 249,600,000 more shares of preferred stock with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we are subject to registration under the Investment Company Act, we will not be able to continue our business. Neither we, nor our operating partnership, nor any of our subsidiaries intend to register as an investment company under the Investment Company Act. We expect that our operating partnership’s and subsidiaries’ investments in real estate will represent the substantial majority of our total asset mix, which would not subject us to the Investment Company Act. In order to maintain an exemption from regulation under the Investment Company Act, we intend to engage, through our operating partnership and our wholly and majority owned subsidiaries, primarily in the business of buying real estate, and these investments must be made within a year after an offering ends. If we are unable to invest a significant portion of the proceeds of an offering in properties within one year of the termination of such offering, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns, which would reduce the cash available for distribution to stockholders and possibly lower your returns.

We expect that most of our assets will be held through wholly owned or majority owned subsidiaries of our operating partnership. We expect that most of these subsidiaries will be outside the definition of investment company under Section 3(a)(1) of the Investment Company Act as they are generally expected to hold at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. We believe that we, our operating partnership and most of the subsidiaries of our operating partnership will not fall within either definition of investment company as we invest primarily in real property, through our wholly or majority owned subsidiaries, the majority of which we expect to have at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. As these subsidiaries would be investing either solely or primarily in real property, they would be outside of the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. We are organized as a holding company that conducts its businesses primarily through the operating partnership, which in turn is a holding company conducting its business through its subsidiaries. Both we and our operating partnership intend to conduct our operations so that they comply with the 40% test. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that neither we nor the operating partnership will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither we nor the operating partnership will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the operating partnership’s wholly-owned or majority owned subsidiaries, we and the operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries.

In the event that the value of investment securities held by the subsidiaries of our operating partnership were to exceed 40%, we expect our subsidiaries to be able to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires each of our subsidiaries relying on this exception to invest at least 55% of its portfolio in “mortgage and other liens on and interests in real estate,” which we refer to as “qualifying real estate assets” and maintain at least 70% to 90% of its assets in qualifying real estate assets or other real estate-related assets. The remaining 20% of the portfolio can consist of miscellaneous assets. What we buy and sell is therefore limited to these criteria. How we determine to classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action letters issued by the SEC staff in the past and other SEC interpretive guidance. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain joint venture investments may not constitute qualifying real estate assets and therefore investments in these types of assets may be limited. No assurance can be given that the SEC will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the SEC may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

In the event that we, or our operating partnership, were to acquire assets that could make either entity fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act, we believe that we would still qualify for an exclusion from registration pursuant to Section 3(c)(6). Section 3(c)(6) excludes from the definition of investment company any company primarily engaged, directly or through majority owned subsidiaries, in one or more of certain specified businesses. These specified businesses include the real estate business described in Section 3(c)(5)(C) of the Investment Company Act. It also excludes from the definition of investment company any company primarily engaged, directly or through majority owned subsidiaries, in one or more of such specified businesses from which at least 25% of such company’s gross income during its last fiscal year is derived, together with any additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that we and our operating partnership may rely on Section 3(c)(6) if 55% of the assets of our operating partnership consist of, and at least 55% of the income of our operating partnership is derived from, qualifying real estate assets owned by wholly owned or majority owned subsidiaries of our operating partnership.

To ensure that neither we, nor our operating partnership nor subsidiaries are required to register as an investment company, each entity may be unable to sell assets they would otherwise want to sell and may need to sell assets they would otherwise wish to retain. In addition, we, our operating partnership or our subsidiaries may be required to acquire additional income or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. Although we, our operating partnership and our subsidiaries intend to monitor our respective portfolios periodically and prior to each acquisition or disposition, any of these entities may not be able to maintain an exclusion from registration as an investment company. If we, our operating partnership or our subsidiaries are required to register as an investment company but fail to do so, the unregistered entity would be prohibited from engaging in our business, and criminal and civil actions could be brought against such entity. In addition, the contracts of such entity would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of the entity and liquidate its business. Finally, if we were to become an investment company then we would not be permitted to rely upon Regulation A for future offerings of our securities, which may adversely impact our ability to raise additional capital.

We may change our investment and operational policies without stockholder consent. We may change our investment and operational policies, including our policies with respect to investments, acquisitions, growth, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the types of investments described in this filing. A change in our investment strategy may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect our ability to make distributions.

We may in the future choose to pay dividends in our own stock, in which case you may be required to pay income taxes in excess of the cash dividends you receive. We may in the future distribute taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. stockholder may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock.

Our board of directors may amend our bylaws without the consent of stockholders. Our board of directors may amend our bylaws at any time without stockholder consent, including without limitation to eliminate the majority independent director requirement. In such an event, your ability to control the terms of our bylaws may be limited to voting on the appointment of directors.

Risks Related to Ownership of Our Common Stock

Our ability to pay our estimated initial annual dividend, which represents approximately 379% of our estimated cash available for distribution for the twelve months ending June 30, 2018, assuming we sell the maximum offering amount, depends on our future operating cash flow, and we expect to be required to fund a portion of our estimated initial annual dividend through borrowings or equity issuances, and we cannot assure you that we will be able to obtain such funding on attractive terms or at all, in which case we plan to use a portion of the remaining net proceeds from this offering for such funding, which would make such amounts unavailable for our future acquisition of properties, or to fund such dividend in the form of shares of common stock or to eliminate or otherwise reduce such dividend.

We generally must distribute at least 90% of our REIT taxable income each year (subject to certain adjustments) to our stockholders in order to qualify as a REIT under the Code. We intend to pay cash dividends to our stockholders on a quarterly basis. On an annualized basis, we intend to pay a dividend equaling $0.55 per share, or an annual dividend rate of 5.5% based on the offering price set forth on the cover of this offering circular. Our intended annual dividend per share represents approximately 379% of our estimated cash available for distribution for the twelve months ending June 30, 2018, assuming we sell the maximum offering amount, calculated as described more fully under “Distribution Policy.” Accordingly, we expect that we will be unable to pay our estimated annual dividend out of our estimated cash available for distribution for the twelve months ending June 30, 2018. Unless our operating cash flow increases in the future, including as a result of acquisitions using our unallocated net proceeds, we will be required to fund $1,797,813 of our intended annual dividend, assuming we sell the maximum offering amount, through borrowings or equity issuances, and we cannot assure you that we will be able to obtain such funding on attractive terms or at all, in which case we plan to use a portion of the remaining net proceeds from this offering for such funding, which would make such amounts unavailable for our future acquisition of properties, or to fund such dividend in the form of shares of common stock or to eliminate or otherwise reduce such dividend.

If we sell the maximum offering amount, our pro forma estimated annual distribution for the 12 months ending June 30, 2018 will be $2,442,352, which represents 379% of our estimated cash available for distribution for the same period. In the event that we sell the maximum offering amount and use offering proceeds to cover the dividend payments in excess of the estimated cash available for distribution, you will experience a dilution in your investment of $0.40 per share. The dilution to investors calculated in this paragraph does not include dilution that will occur from issuances to management or will occur from Equity Grants. The calculation also assumes a fair valuation of the Contribution Properties. For more information on dilution to investors, see "Dilution."

Although we anticipate initially making quarterly dividends at our intended annual dividend rate to our common stockholders, the timing, form and amount of any dividends will be at the sole discretion of our board of directors and will depend upon a number of factors, as to which, no assurance can be given.

As a result, no assurance can be given that we will pay dividends to our common stockholders at any time or in any particular form at any time or that the level of any dividends we do pay to our common stockholders will be consistent with our anticipated annual dividend rate or will increase or even be maintained over time, or achieve a market yield. Any of the foregoing could materially and adversely affect us and the market price of our common stock.

 Future sales of shares of our common stock in the public market or the issuance of other equity may adversely affect the market price of our common stock. Sales of a substantial number of shares of common stock or other equity-related securities in the public market could depress the market price of our common stock, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of common stock or other equity-related securities would have on the market price of our common stock.

The price of our common stock may fluctuate significantly. If a trading market develops, the trading price of our common stock may fluctuate significantly in response to many factors, including:

●	actual or anticipated variations in our operating results, funds from operations, or FFO, cash flows, liquidity or distributions;

●	changes in our earnings estimates or those of analysts;

●	publication of research reports about us or the real estate industry or sector in which we operate;

●	increases in market interest rates that lead purchasers of our shares to demand a higher dividend yield;

●	changes in market valuations of companies similar to us;

●	adverse market reaction to any securities we may issue or additional debt we incur in the future;

●	additions or departures of key management personnel;

●	actions by institutional stockholders;

●	speculation in the press or investment community;

●	continuing high levels of volatility in the credit markets;

●	the realization of any of the other risk factors included herein; and

●	general market and economic conditions.

The availability and timing of cash distributions is uncertain. We are generally required to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year in order for us to qualify as a REIT under the Code, which we intend to satisfy through quarterly cash distributions of all or substantially all of our REIT taxable income in such year, subject to certain adjustments. Our board of directors will determine the amount and timing of any distributions. In making such determinations, our directors will consider all relevant factors, including the amount of cash available for distribution, capital expenditures, general operational requirements and applicable law. We intend over time to make regular quarterly distributions to holders of shares of our common stock. However, we bear all expenses incurred by our operations, and the funds generated by operations, after deducting these expenses, may not be sufficient to cover desired levels of distributions to stockholders. In addition, our board of directors, in its discretion, may retain any portion of such cash in excess of our REIT taxable income for working capital. We cannot predict the amount of distributions we may make, maintain or increase over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Because we may receive rents and income from our properties at various times during our fiscal year, distributions paid may not reflect our income earned in that particular distribution period. The amount of cash available for distribution will be affected by many factors, including without limitation, the amount of income we will earn from investments in target assets, the amount of its operating expenses and many other variables. Actual cash available for distribution may vary substantially from our expectations.

While we intend to fund the payment of quarterly distributions to holders of shares of our common stock entirely from distributable cash flows, we may fund quarterly distributions to our stockholders from a combination of available net cash flows, equity capital, proceeds from this offering and borrowings, and the sale of assets. There is no limit on the amount of offering proceeds we may use to fund distributions. Distributions paid from sources other than cash flow from operations may constitute a return of capital to our stockholders. In the event we are unable to consistently fund future quarterly distributions to stockholders entirely from distributable cash flows, the value of our common stock may be negatively impacted.

An increase in market interest rates may have an adverse effect on the market price of our common stock and our ability to make distributions to its stockholders. One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate on shares of common stock or seek alternative investments paying higher distributions or interest. As a result, interest rate fluctuations and capital market conditions can affect the market price of shares of our common stock. For instance, if interest rates rise without an increase in our distribution rate, the market price of shares of our common stock could decrease because potential investors may require a higher distribution yield on shares of our common stock as market rates on interest-bearing instruments such as bonds rise. In addition, to the extent we have variable rate debt, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting our cash flow and our ability to service our indebtedness and make distributions to our stockholders.

Our common stock ranks junior to our Series A Preferred Stock with regard to dividend and liquidation preference. We have issued 144,500 shares of our Series A Preferred Stock. Pursuant to the terms of the Series A Preferred Stock, each share of Series A Preferred Stock is entitled to cumulative dividends equal to 7.0% per annum on the initial liquidation preference of $25.00 per share, or $1.75 per share, per annum, paid quarterly in arrears. This dividend will be paid before any distributions are made on shares of our common stock. Further, upon liquidation of our company, holders of shares of our Series A Preferred Stock will be entitled to receive $25.00 per share of Series A Preferred Stock, plus an amount equal to all accrued and unpaid dividends, before any distribution is made to holders of our common stock.

Your interest in our company may be diluted by additional offerings or the conversion of the Series A Preferred Stock. We are not restricted from offering additional common stock outside of this offering. As a result, such an offering may be dilutive to your ownership percentage in our company and, depending on market conditions and the terms of the offering, may be dilutive of your financial investment in our company.

The Series A Preferred Stock will convert to common stock upon the earlier of a Listing Event or April 4, 2020. At such time, the Series A Preferred Stock will convert into common stock on at least a one-to-three ratio, depending on the amount of cumulative accrued but unpaid dividends on each share of Series A Preferred Stock being converted. As a result, such a conversion will be dilutive to your ownership percentage in our company and your financial investment in our company.

Risks Related to the Offering and Lack of Liquidity

Shares of our common stock will have limited transferability and liquidity. Prior to this offering, there was no active market for our common stock. Although we intend to apply for quotation of our common stock on the OTCQX, even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. Further, our common stock will not be quoted on the OTCQX until after the termination of this offering, if at all. Therefore, purchasers in the initial closing will be required to wait until at least after the final termination date of this offering for such quotation. The initial public offering price for shares of our common stock will be determined by us and was not determined based upon any appraisals of assets we own or may own, and will not be adjusted based upon any such appraisals. Thus, the offering price may not accurately reflect the value of our assets at the time an investor’s investment is made. You may not be able to sell your shares of common stock at or above the initial offering price.

The OTCQX, as with other public markets, has from time to time experienced significant price and volume fluctuations. As a result, the market price of shares of our common stock may be similarly volatile, and holders of shares of our common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of shares of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this offering circular.

 No assurance can be given that the market price of shares of our common stock will not fluctuate or decline significantly in the future or that common stockholders will be able to sell their shares when desired on favorable terms, or at all. Further, the sale of the shares may have adverse federal income tax consequences.

The price of the shares is arbitrary. The purchase price of the shares of our common stock has been determined primarily by our capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price of the shares is not based on our past earnings. There has been no prior public market for our shares, and therefore, the offering price is not based on any market value.

Material Federal Income Tax Risks

Failure to qualify or remain qualified as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders. We will elect to be taxed as a REIT under the federal income tax laws commencing with our taxable year beginning January 1, 2016. We believe that we will operate in a manner qualifying us as a REIT commencing with our taxable year beginning January 1, 2016 and intend to continue to so operate. However, we cannot assure you that we will remain qualified as a REIT. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Tax counsel will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

●	we would not be able to deduct dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

●	we could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

●	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock. See “Material Federal Income Tax Considerations” for a discussion of material federal income tax consequences relating to us and our common stock.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments. To maintain our qualification as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by the securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Even if we qualify and remain qualified as a REIT, we may face other tax liabilities that reduce our cash flows. Even if we remain qualified as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, any TRS in which we own an interest will be subject to regular corporate federal, state and local taxes. Any of these taxes would decrease cash available for distributions to stockholders.

Failure to make required distributions would subject us to U.S. federal corporate income tax. We intend to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to qualify and remain qualified as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code.

The prohibited transactions tax may subject us to tax on our gain from sales of property and limit our ability to dispose of our properties. A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we intend to acquire and hold all of our assets as investments and not for sale to customers in the ordinary course of business, the IRS may assert that we are subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property.

Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, not all of our prior property dispositions qualified for the safe harbor and we cannot assure you that we can comply with the safe harbor in the future or that we have avoided, or will avoid, owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through a TRS, which would be subject to federal and state income taxation. Additionally, in the event that we engage in sales of our properties, any gains from the sales of properties classified as prohibited transactions would be taxed at the 100% prohibited transaction tax rate.

The ability of our Board to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders. Our charter provides that our Board may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Our ownership of any TRSs will be subject to limitations and our transactions with any TRSs will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. Furthermore, we will monitor the value of our respective investments in any TRSs for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with any TRSs on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% REIT subsidiaries limitation or to avoid application of the 100% excise tax.

You may be restricted from acquiring or transferring certain amounts of our common stock. The stock ownership restrictions of the Code for REITs and the 9.8% stock ownership limits in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to qualify as a REIT, five or fewer individuals, as defined in the Code to include specified private foundations, employee benefit plans and trusts, and charitable trusts, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year. To help insure that we meet these tests, among other purposes, our charter restricts the acquisition and ownership of shares of our capital stock.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted, prospectively or retroactively, by our Board, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value of the aggregate of our outstanding shares of capital stock or 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock. Our Board may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of such thresholds does not satisfy certain conditions designed to ensure that we will not fail to qualify as a REIT. These restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interest to continue to qualify as a REIT or that compliance is no longer required for REIT qualification.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock. At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for certain dividends. The maximum tax rate applicable to “qualified dividend income” payable to U.S. stockholders taxed at individual rates is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

Distributions to tax-exempt investors may be classified as unrelated business taxable income and tax-exempt investors would be required to pay tax on the unrelated business taxable income and to file income tax returns. Neither ordinary nor capital gain distributions with respect to our common stock nor gain from the sale of stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

●
under certain circumstances, part of the income and gain recognized by certain qualified employee pension trusts with respect to our stock may be treated as unrelated business taxable income if our stock is predominately held by qualified employee pension trusts, such that we are a “pension-held” REIT (which we do not expect to be the case);

●
part of the income and gain recognized by a tax-exempt investor with respect to our stock would constitute unrelated business taxable income if such investor incurs debt in order to acquire our common stock; and

●
part or all of the income or gain recognized with respect to our stock held by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under Sections 501(c)(7), (9), (17) or (20) of the Code may be treated as unrelated business taxable income.

We encourage you to consult your own tax advisor to determine the tax consequences applicable to you if you are a tax-exempt investor. See “Material Federal Income Tax Considerations — Taxation of Tax-Exempt Stockholders.”

Benefit Plan Risks Under ERISA or the Code

If you fail to meet the fiduciary and other standards under the Employee Retirement Income Security Act of 1974, as amended or the Code as a result of an investment in our stock, you could be subject to criminal and civil penalties. Special considerations apply to the purchase of stock by employee benefit plans subject to the fiduciary rules of title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, including pension or profit sharing plans and entities that hold assets of such plans, which we refer to as ERISA Plans, and plans and accounts that are not subject to ERISA, but are subject to the prohibited transaction rules of Section 4975 of the Code, including IRAs, Keogh Plans, and medical savings accounts. (Collectively, we refer to ERISA Plans and plans subject to Section 4975 of the Code as “Benefit Plans” or “Benefit Plan Investors”). If you are investing the assets of any Benefit Plan, you should consider whether:

●	your investment will be consistent with your fiduciary obligations under ERISA and the Code;

●	your investment will be made in accordance with the documents and instruments governing the Benefit Plan, including the Plan’s investment policy;

●	your investment will satisfy the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other applicable provisions of ERISA and the Code;

●	your investment will impair the liquidity of the Benefit Plan;

●	your investment will produce “unrelated business taxable income” for the Benefit Plan;

●	you will be able to satisfy plan liquidity requirements as there may be only a limited market to sell or otherwise dispose of our stock; and

●	your investment will constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Code may result in the imposition of civil and criminal penalties, and can subject the fiduciary to claims for damages or for equitable remedies. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified and all of the assets of the IRA may be deemed distributed and subjected to tax. Benefit Plan Investors should consult with counsel before making an investment in shares of our common stock.

Plans that are not subject to ERISA or the prohibited transactions of the Code, such as government plans or church plans, may be subject to similar requirements under state law. The fiduciaries of such plans should satisfy themselves that the investment satisfies applicable law.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “continue,” “could,” “project,” “predict,” or the negative of such terms and other comparable terminology or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors discussed under the heading “Risk Factors” and otherwise referenced in this offering circular, as well as the following:

●	national, international, regional and local economic conditions;

●	capital expenditures;

●	the availability of capital;

●	interest rates;

●	financing risks;

●	legislative or regulatory changes (including changes to the laws governing the taxation of REITs);

●	our ability to maintain our qualification as a REIT; and

●	related industry developments, including trends affecting our business, financial condition and results of operations.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this offering circular. Readers are cautioned not to place undue reliance on any forward-looking statements included in this offering circular, which reflect our views as of the date of this offering circular. The matters summarized below and elsewhere in this offering circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this offering circular, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this offering circular, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this offering circular will be achieved.

DILUTION

On March 14, 2016, we issued 50,000 shares of common stock to each of Messrs. Kaplan, Kaplan, Jr., Stanton and Kurlander in exchange for $500.00 from each such person. The common stock was issued at a price per share of $0.01, representing a difference of $9.99 (99.9%) from the price to the public in this offering.

We have issued 144,500 shares of our Series A Preferred Stock for a purchase price of $25.00 per share, or $3,612,500 in the aggregate. Our independent director nominees purchased an aggregate of 12,000 shares of Series A Preferred Stock. Our Series A Preferred Stock has an annual preferred dividend equal to 7.00% multiplied by the per share liquidation preference of $25.00. Additionally, our Series A Preferred Stock will convert automatically into shares of our common stock upon a Listing Event and may be converted into shares of our common stock, at the option of the holder, from and after March 31, 2020 if no Listing Event has occurred prior to such date. Mr. Kurlander acquired 26,000 shares of our Series A Preferred Stock.

Upon either an automatic or optional conversion, each share of Series A Preferred Stock will convert automatically into a number of shares of common stock equal to the sum of (i) the quotient of $25.00 plus the aggregate accrued plus unpaid preferred dividend per share, divided by $10.00, plus (ii) one-half of a common share. Assuming there are no accrued but unpaid dividends as of the conversion date, each share of Series A Preferred Stock will convert into three shares common stock, resulting in an effective cash cost per share of common stock to the purchasers of our Series A Preferred Stock of approximately $8.33, representing a difference of $1.67 from the price to the public in this offering.

We acquired our Contribution Properties through the contribution to us by Holmwood of (i) all of the membership interests in the four single-member limited liability companies that own the Silt Property, the Fort Smith Property, the Johnson City Property and the Port Canaveral Property, or the LLC Interests, and (ii) all of its right, title and interest in and to any and all profits, losses and distributed cash flows, if any, from each wholly-owned subsidiary owning the Port Saint Lucie Property, the Jonesboro Property and the Lorain Property, or the Affected Properties, as well as all of the other benefits and burdens of ownership solely for federal income tax purposes, or the Profits Interests. In exchange for the LLC Interests and Profits Interests, our operating partnership: (i) issued 1,078,416 OP Units to Holmwood equal to the agreed value of Holmwood’s equity in the Contribution Properties as of the closing of the contribution, divided by $10.00; and (ii) assumed all of the indebtedness secured by the Contribution Properties and Holmwood’s corporate credit line.  The Limited Partnership Agreement provides Holmwood with the right to require the operating partnership to redeem the OP Units on a certain future date. On such date, the operating partnership can redeem the OP Units in cash or with shares of our common stock.

Pursuant to the Management Agreement, our Manager shall receive a grant of our company’s equity, which may be in the form of restricted shares of common stock, restricted stock units underlied by common stock, LTIP Units, or such other equity security as may be determined by the mutual consent of our board of directors and our Manager, at each closing in this offering, such that following such grant, our Manager shall own equity securities equivalent to 3% of the then issued and outstanding common stock of our company, on a fully diluted basis, solely as a result of such grants. If we sell the maximum amount in this offering, we will grant our Manager equity securities equivalent to 146,224 shares of our common stock, on a fully diluted basis, pursuant to this requirement.

Pursuant to the Management Agreement, our Manager will receive an acquisition fee of 1.0% of the acquisition cost for each investment, inclusive of closing costs, made on behalf of the Company. The acquisition fee will be paid in our common stock, or such other equity securities of our company or our operating partnership as may be determined by the mutual consent of our board (including a majority of the independent directors) and our Manager, or the Acquisition Fee Securities. The number of Acquisition Fee Securities payable as each applicable acquisition fee to the Manager will be equal to the dollar amount of such acquisition fee, divided by a value determined as follows: (i) if our common stock is traded on a NYSE, NYSE MKT, NASDAQ Stock Market or any other nationally securities exchange, as such term is defined under the Exchange Act, the value shall be deemed to be the average of the closing prices of our common stock on such exchange on the five (5) business days prior to the date on which the acquisition fee was earned; (2) if our common stock is not traded on an exchange listed in (i) but is actively traded over-the-counter, the value shall be deemed to be the average of the closing bids or sales prices, as applicable, on the over-the-counter market during the five (5) business days prior to the date on which the acquisition fee was earned; (iii) if our common stock is neither traded on an exchange listed in (i) nor actively traded over-the-counter, the value shall be the fair market value thereof, as reasonably determined in good faith by our board (including a majority of the independent directors). Until the earlier of (i) such time as our company's common stock is listed on the NYSE, NYSE MKT, NASDAQ Stock Exchange, or any other national securities exchange, or (ii) March 31, 2020, all acquisition fees payable to our Manager shall be accrued but not paid. Assuming that we raise the maximum offering amount, resulting in $26,375,000 in net proceeds, that we pay off the Standridge Note and the Promissory Notes with proceeds from this offering on January 5, 2018 and June 11, 2018, respectively, and that we buy properties using our target leverage of 80%, and given that we paid off the Holmwood Loan and Citizens Loan at the initial closing of the offering, we anticipate that acquisition fees of approximately $1,164,892 in vested equity of our company will be paid to our Manager as a result of this offering. To date, we owe our Manager acquisition fees of $274,345 from our acquisition of the Norfolk Property, the Montgomery Property, and the San Antonio Property.

DISTRIBUTION POLICY

To qualify as a REIT so that U.S. federal income tax generally does not apply to our earnings to the extent distributed to stockholders, we must, in addition to meeting other requirements, annually distribute to our stockholders an amount at least equal to (1) 90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gain), plus (2) 90% of the excess of our net income from foreclosure property (as defined in the Code) over the tax imposed on such income by the Code, less (3) the sum of certain items of non-cash income (as determined under Section 857 of the Code). We are subject to income tax on income that is not distributed to our stockholders and to a nondeductible excise tax to the extent that certain percentages of our income are not distributed to our stockholders by specified dates.

To the extent that, in respect of any calendar year, cash available for distribution to our stockholders is less than our REIT taxable income, in order to qualify as a REIT under the Code we could be required to fund the required distributions by selling assets, incurring debt or issuing equity securities or to make a portion of the required distributions in the form of a taxable distribution of our equity securities. We currently do not intend to make taxable distributions of our equity securities. In addition, prior to the time we have fully invested the net proceeds of this offering, we may choose to fund our distributions out of such net proceeds. Funding distributions from such net proceeds may constitute a return of capital to our common stockholders, which would have the effect of reducing each stockholder’s basis in its holdings of shares of our common stock. We will generally not be required to make distributions with respect to activities conducted through any domestic TRS that we form following completion of this offering. See “Material Federal Income Tax Considerations.” The REIT distribution requirements will, however, generally apply to all taxable income allocated to us from our operating partnership. Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes.

We intend to pay dividends to our stockholders in cash to the extent that cash is available for such purpose. We may, however, in the sole discretion of our board of directors, make a distribution of assets or a taxable distribution of our shares (as part of a distribution in which stockholders may elect to receive shares or cash, subject to a limit measured as a percentage of the total distribution).

We anticipate that distributions generally will be taxable as ordinary income to our non-exempt stockholders, although a portion of such distributions may be designated by us as long-term capital gain or qualified dividend income or may constitute a return of capital. To the extent that we decide to make distributions in excess of our earnings and profits, such excess distributions generally will be considered a return of capital. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year.

Following the initial closing of this offering, we intend to pay cash dividends to our stockholders on a quarterly basis. We paid a pro rata dividend with respect to the period commencing on the initial closing of this offering and ending June 30, 2017 based on $0.1375 per share for a full quarter. On an annualized basis, this would be $0.55 per share, or an annual dividend rate of approximately 5.5% based on the price set forth in this offering circular. Our estimated annual dividend per share represents approximately 379% of our estimated cash available for distribution if we raise the maximum offering amount. As a result, we will need to increase our operating cash flow in the future, or find another source of cash, which may include remaining net proceeds from this offering, to pay our estimated initial annual dividend. There can be no assurances that we will find another source of cash or financing for the payment of dividends. If this occurs, we estimate that $1,797,813 of the offering proceeds will be used to fund initial annual dividends, if the maximum offering amount is raised. However, the table below, including the calculation of our estimated cash available for distribution and associated payout ratio, does not account for any increase in rental or related revenue on the one hand or operating costs on the other from properties acquired using our remaining net proceeds from this offering following our repayment of approximately up to $5,346,397 of debt. As of the date of this offering circular, we have made quarterly dividend payments equating to $0.1375 per share for a full quarter, or $0.55 per share on an annualized basis.

We have estimated our annual cash available for distribution to our stockholders for the twelve months ending June 30, 2018 based on adjustments to our pro forma net income for the twelve months ended June 30, 2017. This estimate was based upon the historical operating results of our company and does not take into account any investments of associated cash flows, other than capital expenditures for routine maintenance on our portfolio, as they cannot be estimated at this time. The estimate also does not take account of other currently unanticipated expenditures we may have to make. In estimating our cash available for distribution to our stockholders, we have made certain assumptions as reflected in the table and notes below, and it does not take into account the investment of unallocated net proceeds from this offering and any revenues or costs arising therefrom.

We may undertake other investing or financing activities that may have a material effect on our estimate of cash available for distribution to our stockholders. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or cash flows, and we have estimated cash available for distribution for the sole purpose of determining the expected amount of our initial annual dividend rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay dividends. In addition, the calculations set forth below may not be the basis upon which our board of directors may determine future dividends. No assurance can be given that our estimates will prove accurate, and any actual dividends therefore may be significantly different from the estimated dividends.

The timing, form and amount of any dividends to our stockholders will be at the sole discretion of our board of directors and will depend upon a number of factors, including, but not limited to:

●
our actual and projected, results of operations, liquidity, cash flows and financial condition;

●
our business and prospects;

●
our operating expenses;

●
our capital expenditures and tenant improvements;

●
our debt service requirements;

●
restrictive covenants in our financing or other contractual arrangements;

●
prohibitions or restrictions under Maryland law;

●
the timing of the investment of our capital;

●
our taxable income;

●
the annual distribution requirements under the REIT provisions of the Code; and

●
such other factors as our board of directors deems relevant.

Although, we have paid dividends to our common stockholders thus far, no assurance can be given that we will pay dividends, to our common stockholders at any time or in any particular form in the future or that the level of any dividends we do pay to our common stockholders will be consistent with our anticipated annual dividend rate or will increase or even be maintained over time, or achieve a market yield.

Any of the foregoing could materially and adversely affect us and the market price of our common stock.

The following table describes our Adjusted Pro Forma Statement of Cash Flows for the twelve months ended June 30, 2017, and the adjustments we have made in order to estimate our cash available for distribution to the holders of our common stock and OP units for the twelve months ending June 30, 2018. The table reflects our consolidated information, including the OP units, which receive distributions from our operating partnership on a one-to-one ratio to dividends paid on our common stock.

Adjusted Pro Forma Statement of Cash Flows:

Pro forma condensed combined net income/(loss)	Maximum Offering
for the 12 months ended December 31, 2016 (1)	$(1,253,212)
Less: Pro forma net income/(loss) for the 6 months ended June 30, 2016	(791,528)
Add: Pro forma net income/(loss) for the 6 months ended June 30, 2017	(971,303)
(1,432,987)

Pro forma depreciation	2,447,069
Pro forma amortization	586,307
Pro forma amortization of above/below market leases	(190,116)
Pro forma amortization of debt issuance costs	304,875
Pro forma amortization of stock based compensation	443,291
Pro forma total estimated cash provided by operating activities for the 12
months ending June 30, 2017	2,158,439

Investing cash flows:
Property capital expenditures (2)	(74,084)
Total estimated cash used in investing activities for the 12
months ending June 30, 2018	(74,084)

Financing cash flows:
Scheduled debt principal payments (3)	(1,186,941)
Payment of preferred stock dividends (4)	(252,875)
Total estimated cash used in financing activities for the 12 months
ending June 30, 2018	$(1,439,816)

Estimated cash from operations available for distributions for the 12 months ending June 30, 2018 (5)	$644,539

Estimated annual distribution for the 12 months ending June 30, 2018 (6)	$2,442,352

Estimated offering proceeds used to fund distributions to holders of our common
stock/OP Units for the 12 months ending June 30, 2018 (7)	$1,797,813

Estimated distribution per OP unit for the 12 months ending June 30, 2018	$0.55
Estimated distribution per share for the 12 months ending June 30, 2018	$0.55
Payout ratio based on estimated cash available for distribution to our holders of common
stock/OP units (8)	379%

Our calculation of pro forma condensed combined net income and pro forma cash flows for the 12 months ended June 30, 2017, and estimated cash flows, estimated cash available for distribution and estimated annual distribution for the 12 months ending June 30, 2018 included in the table above has been prepared by management. Our independent auditors have not examined, compiled or otherwise applied procedures to such calculations and, accordingly, do not express an opinion or any other form of assurance thereon.

(1)
Pro forma net income for the twelve months ended December 31, 2016 as reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations included in this offering circular.

(2)
Annual provision for recurring capital expenditures is estimated at $0.25 per rentable square foot for 296,335 square feet, the gross rentable square feet of the 14 properties whose pro forma operating results are included in the above table.

(3)
Represents estimated debt principal amortization on pro forma mortgage loans secured by the properties totaling $58.6 million.

(4)
Represents a 7% dividend payable on $3,612,500 preferred stock.

(5)
Represents the estimated cash available for distribution related to the pro forma operating results for the 14 properties described above. The Unaudited Pro Forma Condensed Combined Balance Sheet reflects cash of $14,042,390 available to acquire properties. The estimated cash available for distribution does not include pro forma cash flows from unidentified properties.

(6)
Represents annual dividends on 4,440,640 common shares and units which include 3,000,000 common shares resulting from this offering, 216,000 common shares owned by the founders (200,000) and outside board members (16,000), 1,078,416 operating partnership units and 146,224 LTIP units.

(7)
This assumes no pro forma cash flow from unidentified properties is available to pay dividends or issuance of equity in lieu of cash dividends.

(8)
Based on the estimated cash available for distributions ($644,539) divided by the estimated annual dividends ($2,442,352).

PLAN OF DISTRIBUTION

The offers and sales of our shares are being made on a best efforts basis by broker-dealers who are members of FINRA. SANDLAPPER Securities, LLC is our Dealer-Manager. Our Dealer-Manager will receive selling commissions of six percent (6.0%) of the offering proceeds which it may re-allow and pay to participating broker-dealers who sell shares, a managing broker-dealer fee of one and one-quarter percent (1.25%), which it may re-allow and pay, in part, to participating broker-dealers who sell shares, and a non-accountable due diligence, marketing and expense reimbursement fee of one percent (1.0%) of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers. If we raise the maximum offering amount, our Dealer-Manager will also be entitled to the reimbursement of accountable expense reimbursement of up to $30,000 for filing and legal fees incurred by it. Our Dealer-Manager will also be entitled to the reimbursement of accountable expenses in the amount of up to one-half percent (0.5%) of the offering proceeds in relation to facilitation or clearing fees payable to Folio. Our Dealer-Manager will not be required to account for the spending of amounts comprising the non-accountable due diligence, marketing and expense reimbursement fee. Our Dealer-Manager may also sell shares as part of the selling group, thereby becoming entitled to retain a greater portion of the six percent (6.0%) selling commissions. Any portion of the six percent (6.0%) selling commissions retained by the Dealer-Manager would be included within the amount of selling commissions payable by us and not in addition thereto. Cambria Capital, LLC will act as our principal selling group member and, therefore, will be a participating broker-dealer. In this role, Cambria Capital, LLC may assist the Dealer-Manager in connection with its due diligence review of our company, in coordinating due diligence review for other potential participating broker-dealers and with other services related to selling group formation. Cambria Capital, LLC also may assist us and the Dealer-Manager in obtaining clearing and facilitation services from Folio or other clearing firms that may be negaged in this offering. Cambria Capital, LLC will be compensated by our Dealer-Manager and its participation in this offering will not result in any additional underwriting compensation becoming payable by us.  Cambria Capital, LLC will not enter into participating dealer agreements with other participating broker-dealers.

We may pay reduced or no selling commissions and/or expense reimbursements or fees in connection with the sale of shares in this offering to:

●
our employees, officers and directors or those of our manager, our property manager or the affiliates of any of the foregoing entities (and the immediate family members of any of the foregoing Persons), any Plan established exclusively for the benefit of such persons or entities, and, if approved by our board of directors, joint venture partners, consultants and other service providers;

●
clients of an investment advisor registered under the Investment Advisers Act of 1940 or under applicable state securities laws (other than any registered investment advisor that is also registered as a broker-dealer, with the exception of clients who have “wrap” accounts which have asset based fees with such dually registered investment advisor/broker-dealer); or

●	persons investing in a bank trust account with respect to which the authority for investment decisions made has been delegated to the bank trust department.

For purposes of the foregoing, “immediate family members” means such Person’s spouse, parents, children, brothers, sisters, grandparents, grandchildren and any such Person who is so related by marriage such that this includes “step-” and “-in-law” relations as well as such Persons so related by adoption. In addition, participating brokers contractually obligated to their clients for the payment of fees on terms inconsistent with the terms of acceptance of all or a portion of the selling commissions and/or expense reimbursements or fees may elect not to accept all or a portion of such compensation. In that event, such shares will be sold to the investor at a per share purchase price, net of all or a portion of selling commissions and/or expense reimbursements or fees. All sales must be made through a registered broker-dealer participating in this offering, and investment advisors must arrange for the placement of sales accordingly. The net proceeds to us will not be affected by reducing or eliminating selling commissions and/or expense reimbursements or fees payable in connection with sales through registered investment advisors or bank trust departments.

Our company and our Dealer-Manager have entered into a Managing Broker-Dealer Agreement, which is incorporated by reference as an exhibit to the offering statement of which this offering circular is a part, for the sale of our shares. Broker-dealers desiring to become members of the selling group will be required to execute a participating dealer agreement with our Dealer-Manager either before or after the date of this offering circular.

Best Efforts Offering

The Dealer-Manager has agreed to use its best efforts to procure potential purchasers for the offered shares. This offering is being undertaken on a best efforts only basis. The Dealer-Manager is not required to take or pay for any specific number or dollar amount of our shares.

Minimum Offering Amount and Minimum Purchase

We are offering a maximum of 3,000,000 shares of our common stock at an offering price of 10.00 per share, for a maximum offering amount of $30,000,000. The minimum purchase requirement is 150 shares, or $1,500; however, we can waive the minimum purchase requirement in our sole discretion.  On May 18, 2017, we closed on the minimum offering amount of 300,000 shares, or $3,000,000, and issued 317,512 shares of common stock in this offering. To date, we have issued 588,617 shares of common stock in this offering and received gross proceeds from the offering totaling $5,886,170.

We will hold closings on at least a monthly basis.  The final closing will occur whenever we have reached the maximum offering amount or November 7, 2018, whichever occurs first. With the exclusion of the final closing resulting from achievement of the maximum offering amount, the timing of any closings will not be dependent on the amount sold. Closings will occur at least monthly or more often, at our sole discretion. As a result, an investor may have their investment in escrow or in such investor’s account with its clearing firm for up to one month before receipt of their offered shares. Until each closing, the subscription proceeds for that closing will either remain in an investors brokerage account with its clearing firm or will be kept in the escrow account with the escrow agent. Upon each closing, the proceeds will be disbursed to us net of applicable expenses and the shares sold will be issued to the investors. At the request of an investor, we may, but will not be required to, return funds deposited in the escrow account or an investor’s funds that are deposited in such investor’s account with its clearing firm unless the offering is terminated for any reason prior to closing on such investment.

Investment Procedures

Clearing Firm Procedures

Our common shares are eligible to be held by the Depository Trust Company, or its nominee, on behalf of the owners of the common shares, or DTC-eligible. The Dealer-Manager and/or your broker-dealer may permit you to purchase shares through the Depository Trust Company, or DTC Settlement. If you purchase our common shares using DTC Settlement, you will be required to complete the subscription agreement as instructed by your broker-dealer; however, you will not send a check, wire or ACH transfer. Rather, a broker-dealer using DTC Settlement will have an account with DTC in which your funds will be placed to facilitate the applicable closing. Your broker-dealer will inform you of the next closing date for the purchase of shares and you must coordinate with your broker-dealer to pay the full purchase price for the shares prior to the closing date for your purchase. Subscription funds for shares purchased through DTC Settlement will not be held in escrow. Any common shares issued through DTC Settlement will be held in the name of DTC, or its nominee, Cede & Co., on the books of the transfer agent, Direct Transfer LLC. The transfer agent will record and maintain records of shares of common stock issued by us.

Folio Procedures

Prospective investors investing through Folio or a broker-dealer that clears through Folio will acquire our shares of common stock through book-entry order through our Dealer-Manager or a participating dealer by opening an account with Folio or a broker-dealer that clears through Folio, or utilizing an existing Folio account or existing account at a broker-dealer that clears through Folio, which will be an account owned by the investor and held by Folio for the exclusive benefit of such investor; provided, however that each investor will be required to complete and submit a subscription agreement.

Subscriptions for the shares of common stock acquired through the platform operated by Folio, which is a FINRA member and SEC-registered broker-dealer and clearing firm, are processed online. Folio will maintain the individual shareholder records in the shareholder's account opened by investors at Folio for the purpose of investing in this offering, and the transfer agent, on our behalf, will maintain records of the aggregate of all shares of common stock held by Folio for the benefit of Folio's customers who are investors in the offering, and elsewhere. Shares issued through DTC Settlement will be held in the name of DTC, or its nominee, Cede & Co., on the books of the transfer agent.

The process for investing through the platform operated by Folio will work in the following manner. Folio has entered into a custody agreement with us pursuant to which we will issue uncertificated securities to be held at Folio, and the shares of common stock held at Folio will show as an omnibus position on our records and the transfer agent's records in the name of “Folio Investments, Inc. for the exclusive benefit of customers.” We opened a brokerage account with Folio and Folio holds the shares of common stock to be sold in the offering in book-entry form and included in the position of DTC or its nominee on the records of our transfer agent.  When the shares of common stock are sold as described below, Folio maintains a record of each investor's ownership interest in those securities.  Under an SEC no-action letter provided to Folio in January 2015, Folio is allowed to treat the issuer as a good control location pursuant to Exchange Act Rule 15c3-3(c)(7) under these circumstances. The customer's funds will not be transferred into a separate account awaiting the closing but will remain the customer's accounts at Folio pending instructions to release funds to us if and when we elect to close on such investment.

In order to subscribe to purchase the shares of common stock through the platform operated by Folio, a prospective investor must electronically complete and execute a subscription agreement and provide payment using the procedures indicated below.  When submitting the subscription request through Folio, a prospective investor is required to agree to various terms and conditions by checking boxes and to review and electronically sign any necessary documents.

The funds that will be used by an investor purchasing through Folio to purchase the securities are deposited by the investor prior to the applicable closing date into a brokerage account at Folio, which will be owned by the investor.  The funds for the investor's account at Folio can be provided by check, wire, Automated Clearing House ("ACH") push, ACH pull, direct deposit, Automated Customer Account Transfer Service ("ACATS") or non-ACATS transfer.  Under an SEC no-action letter provided to Folio in July 2015, the funds will remain in the customer’s account after they are deposited and until such investment closes, the prospective investor’s offer is cancelled, or this offering is withdrawn or expired.  The funds used by an investor to purchase shares through the platform operated by Folio will be promptly swept into or maintained in FDIC-insured bank accounts.

In our sole discretion, we will notify Folio when we wish to conduct a closing.  Folio executes the closing by transferring each investor's funds from their Folio accounts to our Folio account and transferring the correct number of book-entry shares to each investor’s account from our Folio account.  The shares are then reflected in the investor's online account and shown on the investor's Folio account statements.  Folio will also send trade confirmations individually to the investors.

Direct Registration Procedures for Subscribing

Investors not purchasing through Folio’s platform must complete and execute a subscription agreement for a specific number of shares and pay for the shares at the time of the subscription. Subscription agreements may be submitted in paper form, or electronically, if electronic subscription agreements and signature are made available to you by your broker-dealer or registered investment advisor. Generally, when submitting a subscription agreement electronically, a prospective investor will be required to agree to various terms and conditions by checking boxes and to review and electronically sign any necessary documents. You may pay the purchase price for your shares by: (i) check; (ii) wire transfer in accordance with the instructions contained in your subscription agreement; or (iii) electronic funds transfer via ACH in accordance with the instructions contained in your subscription agreement.  All checks should be made payable to “Branch Banking and Trust Company, as Escrow Agent for HC Government Realty Trust, Inc.”  Completed subscription agreements will be sent by your broker-dealer or registered investment advisor, as applicable, to our Dealer-Manager at the address set forth in the subscription agreement. Subscription payments should be delivered directly to Branch Banking and Trust Company, as escrow agent. If you send your subscription payment to your broker or registered investment advisor, then your broker or registered investment advisor will immediately forward your subscription payment to Branch Banking and Trust Company, as escrow agent. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. For any subscription agreements received we shall have a period of 30 days after receipt of the subscription agreement to accept or reject the subscription agreement. If rejected, we will return all funds to the rejected subscribers within ten business days. If accepted, the funds will remain in the escrow account until we close on such subscription. We intend to hold closings at least monthly in the offering until the maximum offering amount is raised or the offering is terminated. You will receive a confirmation of your purchase promptly following the closing in which you participate. Shares issued through DTC Settlement will be held in the name of DTC, or its nominee, Cede & Co., on the books of the transfer agent.

              Delivery of Offering Circular

Concurrently with the delivery of any written offer to purchase our shares, your soliciting dealer will provide you with a copy of the final offering circular by (i) electronic delivery of the final offering circular or the uniform resource locator to where the final offering circular may be accessed on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), or (ii) mailing the final offering circular to you at your address in your soliciting dealer’s records.

Investment Limitations

Generally, if you are not an "accredited investor" as defined in Rule 501 (a) of Regulation D (17 CFR §230.501 (a)) no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and investors who are not natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

As a Tier 2, Regulation A offering, investors must comply with the 10% limitation to investment in the offering. The only investor in this offering exempt from this limitation is an accredited investor, or an Accredited Investor, as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an Accredited Investor:

(i)    You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)   You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Units (please see below on how to calculate your net worth);

(iii)  You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)  You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares, with total assets in excess of $5,000,000;

(v)   You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, as amended, or the Investment Company Act, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)  You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii) You are a trust with total assets in excess of $5,000,000, your purchase of Units is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares; or

(viii) You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

NOTE: For the purposes of calculating your net worth, or Net Worth, for purposes of determining compliance with the 10% limitation or the accredited investor standard, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares.

In order to purchase offered shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our company’s satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting selling commissions and fees and offering costs and expenses payable by us, will be approximately $2,237,500 if we raise the minimum offering amount and $26,375,000 if we raise the maximum offering amount, following the payment of selling commissions, Dealer-Manager fees and other offering costs. Set forth below is a table showing the estimated sources and uses of the proceeds from this offering, for both the minimum and maximum offering amounts. The table below represents our estimated use of proceeds. The actual use of proceeds may be different from that which is disclosed below, and we reserve the ability to alter the use of proceeds, in our sole discretion, if market conditions dictate as such.

	Maximum Offering Amount	Offering Amount %

Gross Proceeds	$30,000,000	100.00%

Estimated Offering Expenses1	$1,000,000	3.33%

Selling Commissions, Fees & Expense Reimbursements2	$2,625,000	8.75%

Net Proceeds Available for Investment3	$26,375,000	87.92%

Total Use of Proceeds	$30,000,000	100.00%

1 Estimated offering expenses include legal, accounting, printing, advertising, travel, marketing, blue sky compliance and other expenses of this offering, and transfer agent and escrow fees. They also include approximately $225,000 of financial advisory fees paid by our Manager to BB&T Capital Markets at the initial closing of this offering and reimbursable by us relative to BB&T Capital Markets’ investment banking advisory services, which includes their advising and assisting with the structuring this offering. Reimbursements to our Manager made prior to our initial closing will not be paid from proceeds of this offering. As of November 7, 2017, we have incurred organizational and offering expenses of approximately $990,000.

2 Our Dealer-Manager will receive selling commissions of 6.00% of the gross offering proceeds, which it may re-allow and pay to participating broker-dealers, a managing broker-dealer fee of 1.25%, which it may re-allow and pay, in part, to participating broker-dealers, and a non-accountable expense allowance of 1.0% of the gross offering proceeds, which it may re-allow and pay to participating broker-dealers. We will reimburse accountable expenses up to 0.50% of the gross proceeds from this offering to our Dealer-Manager for fees paid to Folio for its clearing and facilitation services. If we raise the maximum offering amount, we will also reimburse our Dealer-Manager for accountable expenses of up to $30,000 for filing and legal fees incurred by it. The above table does not deduct filing and legal fees because we are not able to accurately estimate those fees at this time.

3 If the maximum offering amount is raised, we intend to use approximately 87.92% of the gross offering proceeds to acquire properties, manage our business, provide working capital for operations, including costs related to new contracts and deposits for the acquisition of properties, and potentially pay down existing debt secured by our investments. These amounts may be used to pay salaries and other compensation to our independent directors.  We anticipate paying off the Standridge Note with proceeds from this offering. On January 5, 2018, we expect Standridge Note to have a principal balance of $445,101. Please see "Description of Our Properties - Our Portfolio and Pipeline" for a description of the Standridge Note.  We anticipate paying off the interim loans incurred in connection with the acquisition of the Norfolk Property with proceeds from this offering. As of November 7, 2017, that debt consisted of three loans with an aggregate principal balance of $3,400,000. Please see "Description of our Properties - Our Portfolio and Pipeline" for a description of the interim loans.We anticipate paying off the Promissory Notes with proceeds from this offering. We expect the Promissory Notes to have a principal balance of $1,500,000 on June 11, 2018. Please see "Description of Our Properties - Our Portfolio and Pipeline" for a description of the Promissory Notes.

DESCRIPTION OF OUR BUSINESS

HC Government Realty Trust, Inc. was formed in 2016 as a Maryland corporation, and we intend to elect and qualify to be taxed as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2017. We focus on acquiring primarily in GSA Properties that fulfill mission critical or direct citizen service functions primarily located across secondary and smaller markets, within size ranges of 5,000-50,000 rentable square feet, and in their first term after construction or retrofit to post-9/11 standards. Leases associated with the GSA Properties in which our company invests are full faith and credit obligations of the United States of America and are administered by the U.S. General Services Administration or directly through the occupying federal agencies, or, collectively, the GSA. Our principal objective is the creation of value for stockholders by utilizing our relationships and knowledge of GSA Properties, specifically, the acquisition, management and disposition of GSA Properties. As of the date of this offering circular, we wholly own ten properties and have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income taxes of three additional GSA Properties, all of them leased in their entirety to U.S. Government agency tenants. Our portfolio consists of (i) three properties acquired by our company, through subsidiaries, on June 10, 2016 using proceeds from the issuance of shares of our 7.00% Series A Cumulative Convertible Preferred Stock, or the Series A Preferred Stock, secured financing in the amount of $7,225,000 from CorAmerica Loan Company, LLC, or CorAmerica, $2,019,789 in unsecured seller financing, and $1,000,000 of unsecured loans from Holmwood, or the Holmwood Loan, (ii) one property acquired by our company, through a subsidiary, on March 31, 2017 using secured financing in the amount of $10,875,000 and unsecured financing from two principals of our predecessor, Holmwood in the aggregate amount of $3,400,000, (iii) seven properties contributed to us as of the initial closing by Holmwood, including three properties from which we received all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income tax purposes rather than a fee simple interest, each pursuant to the Contribution Agreement, (iv) one property acquired by our company, through a subsidiary, on July 25, 2017, for a purchase price of $4,709,458, and financed by senior debt financing and equity and (v) one property acquired by our company, through a subsidiary, in November 2017, for a purchase price of $8,225,000, and financed by senior mortgage debt and equity.

The GSA-leased real estate asset class possesses a number of positive attributes that we believe will offer our stockholders significant benefits, including a highly creditworthy and very stable tenant base, long-term lease structures and low risk of tenant turnover. GSA leases are backed by the full faith and credit of the U.S. Government, and the GSA has never experienced a financial default in its history. Payment for rents under GSA leases are funded through the Federal Buildings Fund and are not subject to direct federal appropriations, which can fluctuate with federal budget and political priorities. In addition to presenting reduced risk of default, GSA leases typically have long initial terms of ten to 20 years with renewal leases having terms of five to ten years, which limit operational risk. Upon renewal of a GSA lease, base rent is typically reset based on a number of factors, including inflation and the replacement cost of the building at the time of renewal, which we generally expect will increase over the life of the lease.

GSA-leased properties generally provide attractive investment opportunities and require specialized knowledge and expertise. Each U.S. Government agency has its own customs, procedures, culture, needs and mission, which translate into different requirements for its leased space. Furthermore, the sector is highly fragmented, with a significant amount of non-institutional owners who lack our infrastructure and experience in GSA-leased properties, and there is no national broker or clearinghouse for GSA-leased properties. We believe this fragmentation results, in part, from the U.S. Government’s and GSA’s contracting policies, including policies of preference for small, female and minority owned businesses. As of August 2015, the largest owner of GSA-leased properties owned approximately 3.5% of the GSA-leased market by RSF and the ten largest owners of GSA-leased properties collectively owned approximately 17% of the GSA-leased market by RSF.9 Long-term relationships and specialized institutional knowledge regarding the agencies, their space needs and the hierarchy and importance of a property to its tenant agency are crucial to understanding which agencies and properties present the greatest likelihood of long-term tenancy, and to identifying and acquiring attractive investment properties. Our portfolio is diversified among U.S. Government tenant agencies, including a number of the U.S. Government’s largest and most essential agencies, such as the Drug Enforcement Administration, the Federal Bureau of Investigation, the Social Security Administration and the Department of Transportation.

9 Colliers International

We intend to operate as an UPREIT, and own our properties through our subsidiary, HC Government Realty Holdings, L.P., a Delaware limited partnership. While we focus on investments in GSA Properties, we may also develop programs in the future to invest in state and local government, single-tenant and majority occupied properties and properties majority leased to the United States of America and other similar mission critical properties. We are externally managed and advised by Holmwood Capital Advisors, LLC, a Delaware limited liability company, our Manager. Our Manager will make all investment decisions for us. Our Manager is owned by Messrs. Robert R. Kaplan and Robert R. Kaplan, Jr., individually, by Stanton Holdings, LLC, which is controlled by Mr. Edwin M. Stanton, and by Baker Hill Holding LLC, which is controlled by Mr. Philip Kurlander, all in equal proportions. The officers of our Manager are Messrs. Edwin M. Stanton, President, Robert R. Kaplan, Jr., Vice President, Philip Kurlander, Treasurer, and Robert R. Kaplan, Secretary.

We believe our Manager’s and its principals’ and executive officers’ extensive knowledge of U.S. Government properties and lease structures allows us to execute transactions efficiently. Additionally, we believe that our ability to identify and implement building improvements increases the likelihood of lease renewal and enhances the value of our portfolio. Our Manager’s experienced management team brings specialized insight into the mission and hierarchy of tenant agencies so that we are able to gain a deep understanding of the U.S. Government’s long-term strategy for a particular agency and its resulting space needs. This allows us to target properties for use by agencies that will have enduring criticality and the highest likelihood of lease renewal. Lease duration and the likelihood of renewal are further increased as properties are tailored to meet the specific needs of individual U.S. Government agencies, such as specialized environmental and security upgrades.

Our Manager and its principals and executive officers have a network of relationships with real estate owners, investors, operators and developers of all sizes and investment formats, across the United States and especially in relation to GSA Properties. We believe these relationships provide us with a competitive advantage, greater access to off-market transactions, and flexibility in our investment choices to source and acquire GSA Properties.

In addition to the dedication and experience of our Manager’s management team, we rely on the network of professional and advisory relationships our Manager and its principals and executive officers has cultivated, including BB&T Capital Markets, a division of BB&T Securities, LLC, or BB&T Capital Markets. Our Manager has engaged BB&T Capital Markets to provide investment banking advisory services, including REIT financial and market analysis, offering structure analysis.

We believe in the long-term there will be a consistent flow of properties in our target markets for purposes of acquisition, leasing and managing which we expect will enable us to continue our platform into the foreseeable future. We acquire GSA Properties located across secondary and smaller markets throughout the United States. We do not anticipate making acquisitions outside of the United States or its territories.

We primarily make direct acquisitions of GSA Properties, but we may also invest through indirect investments in real property, such as those that may be obtained in a joint venture which may or may not be managed or affiliated with our Manager or its affiliates, whereby we own less than a 100% of the beneficial interest therein; provided, that in such event, we will acquire at least 50 percent of the outstanding voting securities in the investment, or otherwise comply with SEC staff guidance regarding majority-owned subsidiaries, for the investment to meet the definition of “majority-owned subsidiary” under the Investment Company Act. While our Manager does not intend for these types of investments to be a primary focus, we may make such investments in our Manager’s sole discretion.

Our Competitive Strengths and Strategic Opportunities

We believe the experience of our Manager and its affiliates, principals and executive officers, as well as our investment strategies, distinguish us from other real estate companies. We believe that we are benefitted by the alignment of the following competitive strengths and strategic opportunities:

High Quality Portfolio Leased to Mission-Critical U.S. Government Agencies

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We own a portfolio of 13 GSA Properties, comprised of 10 GSA Properties we own in fee simple and three additional GSA Properties for which we have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income tax purposes, each of which is leased to the United States. As of the date of this offering circular, based upon net operating income, the weighted average age of our portfolio was approximately 8.99 years, and the weighted average remaining lease term was approximately 9.27 years if none of the early termination rights are exercised and 6.08 if all of the early termination rights are exercised.

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All of our portfolio properties are leased to U.S. Government agencies that serve mission-critical or citizen service functions.

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These properties generally meet our investment criteria, which target GSA Properties across secondary or smaller markets, within size ranges of 5,000-50,000 rentable square feet, and in their first term after construction or retrofitted to post-9/11 standards.

Aligned Management Team

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Upon completion of this offering, assuming we sell the maximum amount pursuant to this offering, our senior management team will own approximately 31.20% of our common stock on a fully diluted basis, which will help to align their interests with those of our stockholders. This amount does not include equity issuable to our Manager in payment of acquisition fees, which will equal 1% of acquisition costs for each property we acquire.

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A significant portion of our Manager’s fees will be accrued and eventually paid in stock, which will be issued upon the earlier of listing on a national exchange or March 31, 2020, which will also align the interests of our Manager with those of our stockholders.

Asset Management

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Considerable experience in developing, financing, owning, managing, and leasing federal government-leased properties across the U.S. (transactions involving approximately $3 billion of GSA Properties and other government leased assets).

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Relationships with real estate owners, developers, brokers and lenders should allow our company to source off-market or limited-competitive acquisition opportunities at attractive cap rates.

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In-depth knowledge of the GSA procurement process, GSA requirements, and GSA organizational dynamics. The GSA build-to-suit lease process is detailed and requires significant process-specific expertise as well as extensive knowledge of GSA building requirements and leases.

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Strong network of professional and advisory relationships, including BB&T Capital Markets, financial advisor to our Manager.

Property Management

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Significant experience in property management and management of third party property managers, focusing on the day-to-day management of the owned properties, including cleaning, repairs, landscaping, collecting rents, handling compliance with zoning and regulations.

Credit Quality of Tenant

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Leases are full faith and credit obligations of the United States and, as such, are not subject to the risk of annual appropriations.

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Historically high lease retention rates for GSA Properties in first term (average of 93% for single-tenant properties, 95% for single-tenant, built-to-suit properties).10

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Based on 2014 GSA statistics, since 2001 average duration of occupancy for federal agencies in the same leased building is approximately 25 years. From 2001 through 2010, the GSA exercised the right to terminate prior to the end of the full lease term at a rate of 1.73%, according to Colliers International research.11

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Leases typically include inflation-linked rent increases associated with certain property operating costs, which the Company believes will mitigate expense variability.

Fragmented Market for Assets Within Company Acquisition Strategy

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Our Manager has observed that the market of owners and developers of targeted assets appears highly fragmented with the majority of ownership distributed among small regional owners and developers.

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Based on our research, newly constructed, first-generation, GSA-leased Properties currently trade at an average cap rate of 6.75% compared to 4.5% - 5.5% for all investment grade-rated, single tenant, triple net lease properties12 and less than 2.5% for 10-year U.S. Treasury bonds.13

Large Inventory of Targeted Assets

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Over 1,300 GSA Properties in our targeted size are spread throughout U.S.14

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Company strategy of mitigating lease renewal risk by owning specialized, mission critical and customer service functioned properties, portfolio diversification by agency and location and through careful acquisition of staggered lease expirations.

Our Strategy

We believe there is a significant opportunity to acquire and build a portfolio consisting of high-quality GSA Properties at attractive risk-adjusted returns. We seek primarily to acquire “citizen service” properties, or properties that are “mission critical” to an agency function. Further, we primarily target properties located within secondary or smaller markets, within size ranges of 5,000-50,000 rentable square feet, and in their first term after construction or retrofitted to post-9/11 standards.

We target GSA Properties that are LEED® certified or energy star rated. Of our portfolio of 13 properties, five properties are LEED® certified and another property is in the LEED® certification process.

10 GSA
11 Colliers International GSA-X-CHANGE 2014 GSA Industry Data.
12 RCAnalytics
13 As of November 7, 2017
14 GSA

We believe this subset of GSA Properties is highly fragmented and often overlooked by larger investors, which can provide opportunities for us to buy at more attractive pricing to other properties within the asset class. We also believe selection based on agency function, building use and location in these smaller markets will help to mitigate risk of non-renewal. While we intend to focus on this subset of GSA Properties, we are not limited in the properties in which we may invest. We have the flexibility to expand our investment focus as market conditions may dictate and, as determined in the sole discretion of our Manager, subject to broad investment guidelines, or our Investment Guidelines, and Investment Policies, as defined below, adopted by our board of directors, as may be amended by the board of directors from time to time.

Our board has adopted certain investment policies, or our Investment Policies: as more specifically described in “Policies with Respect to Certain Activities - Investment Policies.” Our Investment Policies provide our Manager with substantial discretion with respect to the selection, acquisition and management of specific investments, subject to the limitations in the Management Agreement. Our Manager may revise the Investment Policies, which are described herein, without the approval of our board of directors or stockholders; provided, however, that our Manager may not acquire properties falling outside our Investment Guidelines without the approval of our board of directors. Our board may also adjust our Investment Policies and will review them at least annually to determine whether the policies are in the best interests of our stockholders.

Growth Strategy

Value-Enhancing Asset Management

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Our Manager focuses on the efficient management of our properties and on improvements to our properties that enhance their value for a tenant agency and improve the likelihood of lease renewal.

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We also seek to reduce operating costs at all of our properties, often by implementing energy efficiency programs that help the U.S. Government achieve its conservation and efficiency goals.

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Our Manager’s asset management team also conducts frequent audits of each of our properties in concert with the GSA and the tenant agency so as to keep each facility in optimal condition, allowing the tenant agency to better perform its stated mission and helping to position us as a GSA partner of choice.

Rental Revenue Growth

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We intend to renew leases at our GSA-leased properties at higher rental rates upon expiration.

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Upon lease renewal, GSA rental rates are typically reset based on a number of factors, including inflation, the replacement cost of the building at the time of renewal and enhancements to the property since the date of the prior lease.

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During the term of a GSA lease, we work in close partnership with the GSA to implement improvements at our properties to enhance the U.S. Government tenant agency’s ability to perform its stated mission, thereby increasing the importance of the building to the tenant agency and the probability of an increase in rent upon lease renewal.

Reduce Property-Level Operating Expenses

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We manage our properties to increase our income, through property-level expense reduction.

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We manage our properties in a cost-efficient manner so as to eliminate any excess spending and streamline our operating costs.

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When we acquire a property, we review all property-level operating expenditures to determine whether and how the property can be managed more efficiently.

Industry and Market Data

General Services Administration

We focus primarily on the acquisition and management of Class A commercial properties that are leased to U.S. Government agencies that serve essential functions. The GSA acts as the real estate intermediary for a wide range of U.S. Government entities, including the Drug Enforcement Administration, Federal Bureau of Investigation, Immigration and Customs Enforcement, Internal Revenue Service, Administrative Office of the Courts, Department of Justice, Department of Homeland Security, Department of the Treasury, Department of State and Central Intelligence Agency.

The GSA is divided into two principal divisions, the Federal Acquisition Service, or FAS, and the Public Buildings Service, or PBS. The FAS provides comprehensive solutions for products and services across the U.S. Government. The PBS acquires and manages thousands of federal properties and provides management, leasing, acquisition and disposal services to suit the U.S. Government’s real estate needs. The PBS provides more than 378 million square feet of workspace for more than 1.1 million federal workers in approximately 9,000 properties nationwide. Within the PBS portfolio, properties are either under the full custody and control of the GSA (i.e., U.S. Government-owned) or leased from the private sector and include assets such as office buildings, courthouses, land ports of entry, warehouses, laboratories and parking structures.

GSA Leasing Dynamics

Over the 46-year period from 1968 to 2014, the GSA’s total portfolio of leased space grew at an average annual rate of 3.1%. From 1998 to 2014, the GSA’s leased inventory experienced substantially faster growth than the GSA-owned inventory, growing by 29.1% in the aggregate as compared to 1.3% decline in the aggregate for GSA-owned inventory over the same period. The GSA’s leased inventory now comprises over 50% of the GSA’s total inventory in terms of rentable square feet. The overall growth of the GSA’s leased inventory can be seen in the chart below:

GSA Portfolio

Source: GSA

A leasing model allows the GSA the flexibility to accommodate each federal agency’s needs by accounting for both the scope and urgency of its respective space requirements. Although the GSA typically utilizes a uniform lease agreement, the build-out and building security requirements for each tenant vary according to that agency’s specific mission and hierarchy of the property within the agency. See “Description of Our Properties– General Provisions in Federal Government Leases.” In many cases, existing U.S. Government-owned properties cannot accommodate tenant needs, and the upfront cost and complexity of constructing a new U.S. Government-owned building can be prohibitive. The average age of the U.S. Government-owned properties is 48 years. As a result, the GSA’s reliance on privately owned office space has escalated. We believe this is due in part to the fact that the full cost of each construction project must be recognized in a single fiscal year budget, whereas a newly leased building only requires recognition of annual payments in the applicable agency’s annual budget. Thus, given recent federal budget constraints, we believe it is likely that the U.S. Government will continue to grow its leased portfolio of assets, strengthening its reliance on leasing over ownership.

Attributes of the GSA-Leased Asset Class

The GSA-leased asset class possesses several positive attributes:

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U.S. Government Tenant Credit: Leases are backed by the full faith and credit of the U.S. Government, and the GSA has never experienced a financial default. Even during the U.S. Government “shutdown” of 2013, the GSA continued to pay its rent to private landlords through the Federal Buildings Fund that is not subject to direct appropriations. As such, we believe that there is limited risk of tenant default.

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Limited Renewal Risk: The historical renewal rate for GSA-leased properties has been approximately 77% and, properties within our target market between 5,000 – 50,000 square feet that are 100% leased to the U.S. Government have historical renewal rates in the range of 93% to 95%. Our strategy seeks to increase the likelihood of renewal by acquiring or constructing projects based on the following:

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Having specialized knowledge and insight into the mission and hierarchy of a tenant agency or property prior to purchasing the asset.

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Focusing on the market segment that we believe is most likely to renew: buildings of Class A construction that are less than 20 years old or have been retrofitted to post 9/11 standards, are 100% leased to a single U.S. Government tenant, including through the GSA, are in their first lease term post-construction or retrofit and include build-to-suit features and are focused on environmental sustainability.

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Long-Term Lease Structures: A typical initial GSA lease has a term of ten to 20 years, limiting operational risk. A renewal lease typically has a term of five to ten years.

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Strong Rent Growth Upon Renewal: When a GSA lease expires, the new base rent is typically reset based on a number of factors, including inflation, the replacement cost of the building at the time of renewal, which we generally expect will increase over the life of the lease, and enhancements to the property since the date of the prior lease. Between 2005 and 2015, the average rental increase for GSA leases within our target market was approximately 29% upon renewal based on a study completed by Colliers International in March 2016.

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Low Market Correlation: We believe that the GSA-leased real estate asset class is less correlated to macro cycles than traditional commercial real estate. The U.S. Government remains the largest employer in the world, the largest office tenant in the United States and the primary catalyst of the U.S. economy. Finally, given our expectation for continuing budgetary constraints, the U.S. Government’s increased reliance on leasing over ownership is expected to continue.

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Fragmented Market: The largest owner of GSA-leased assets owns approximately 3.6% of the GSA-leased market by RSF based on Colliers International Top GSA Property Owners (2015 Edition). The ten largest owners of GSA-leased assets collectively own approximately 17% of the GSA-leased market by RSF. Additionally, there is no national broker or clearinghouse for GSA-leased properties. We believe that all of these factors work in concert to create a fragmented market that requires owners and developers to have specialized knowledge and expertise to navigate the landscape.

All of these market dynamics combine to yield a strong climate for investment opportunities and to drive stable cash flows within the GSA-leased property market

DESCRIPTION OF OUR PROPERTIES

Our Portfolio and Pipeline

We currently own, through wholly-owned subsidiaries of our operating partnership, a portfolio of 13 GSA Properties, including three GSA Properties for which we own all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income tax purposes rather than a fee simple interest. We refer to these 13 properties as our portfolio. The Company has entered into a separate purchase and sale agreement to acquire an additional property, which is expected to close in February 2018. We refer to this property as our pipeline. The following table presents an overview of our portfolio.

Our Portfolio and Pipeline	Current Occupant	Rentable Sq. Ft	% of Portfolio1	%Leased	Early Termination and Expiration Date2	Effective Annual Rent	Effective Annual Rent per Leased Square Foot	Effective Annual Rent % of Portfolio
Our Portfolio
“Port Saint Lucie Property” 650 NW Peacock Boulevard, Port Saint Lucie, Florida 34986	U.S. Drug Enforcement Administration, or DEA	24,858	8.34%	100%	5/31/2022 5/31/2027	$566,514	$22.79	6.68%
“Jonesboro Property” 1809 LaTourette Drive, Jonesboro, Arkansas 72404	U.S. Social Security Administration, or SSA	16,439	5.52%	100%	1/11/2022 1/11/2027	$618,734	$37.64	7.29%
“Lorain Property” 221 West 5th Street, Lorain, Ohio 44052	SSA	11,607	3.90%	100%	3/31/2021 3/31/2024	$440,763	$37.97	5.19%
“Port Canaveral Property” 200 George King Boulevard, Cape Canaveral, Florida 32920	U.S. Customs and Border Protection, or CBP	14,704	4.94%	100%	7/15/2022 7/15/2027	$649,476	$44.18	7.65%
“Johnson City Property” 2620 Knob Creek Road, Johnson City, Tennessee 37604	U.S. Federal Bureau of Investigation, or FBI	10,115	3.40%	100%	8/20/2022 8/20/2027	$393,454	$38.90	4.64%
“Fort Smith Property”4624 Kelley Highway, Ft. Smith, Arkansas 72904	U.S. Citizenship and Immigration Services, or CIS	13,816	4.64%	100%	No Early Termination 10/30/2029	$423,184	$30.63	4.99%
“Silt Property”2300 River Frontage Road, Silt, Colorado 81652	U.S. Bureau of Land Management, or BLM	18,813	6.31%	100%	9/30/2024 9/30/2029	$386,605	$20.55	4.56%
“Lakewood Property”12305 West Dakota Avenue, Lakewood, Colorado 80228	US Department of Transportation, or DOT	19,241	6.46%	100%	No Early Termination 6/20/2024	$461,996	$24.01	5.44%
“Moore Property” 200 NE 27th Street, Moore, OK 73160	SSA	17,058	5.73%	100%	4/9/2022 4/9/2027	$526,517	$34.09	6.20%
“Lawton Property”1610 SW Lee Boulevard, Lawton, OK 73501	SSA	9,298	3.12%	100%	8/17/2020 8/16/2025	$282,285	$30.36	3.33%
“Norfolk Property” 5850 Lake Herbert Drive, Norfolk, VA 23502	SSA	53,917	18.10%	100%	No Early Termination 6/26/2027	$1,297,153	$24.06	15.29%
“Montgomery Property” 3391 Atlanta Highway, Montgomery, AL 36109	CIS	21,116	7.09%	75.90%	12/8/2026 12/8/2031	$446,793	$27.86	5.27%
“San Antonio Property” 1015 Jackson Keller Road, San Antonio, TX 78213	U.S. Immigration and Customs Enforcement, or ICE	38,756	13.01%	100%	4/30/2022 4/30/2027	$1,085,323	$28.00	23.48%
Total - Our Portfolio		269,738	90.53%	98.11%		$7,578,870	$28.81	$89.31%

Our Pipeline
“Sarasota Property” 7525 Commerce Court, Sarasota, FL 34243	United States Department of Agriculture, or USDA	28,210	9.47%	100%	1/31/2028 1/31/2038	$906,952	$32.15	10.69%
Total - Our Pipeline		28,210	9.47%	100%		$906,952	$32.15	10.69%
Total - Our Portfolio and Pipeline		297,948	100%	98.29%		$8,485,822	$ 29.14	100%

1 By rentable square footage.
2 The early termination date for each lease represents the effective date, if any, upon which our tenant may exercise a one-time right to terminate the applicable lease. If our tenant exercises its early termination rights with respect to any lease, we cannot guarantee that we will be able to re-lease the premises on comparable terms, if at all. The lease expiration date is the date the applicable lease will terminate if the early termination is not exercise or if no early termination right exists. As of December 6, 2017, the weighted average remaining lease term of our portfolio is 10.67 years if none of the early termination rights are exercised and 6.63 years if all of the early termination rights are exercised.

Our Portfolio

Through our operating partnership, we acquired the Lakewood Property, Moore Property and Lawton Property, on June 10, 2016.  The total contract purchase price for these properties was $10,226,786, comprised of: (a) $1,925,000 in cash pursuant to a deposit made to the seller on April 1, 2016; (b) the defeasance of the seller’s senior secured debt on the properties at closing; and (c) issuance of a note to the seller in an amount equal to $2,019,789, or the Standridge Note.  On December 8, 2017, the Standridge Note was amended. As a result of the amendment, the Standridge Note will mature on the earlier of January 5, 2018, the date on which we complete a public securities offering (including this offering), or the date on which the Lakewood Property, Moore Property and Lawton Property are conveyed or refinanced by us. In conjunction with the amendment, we, through our operating partnership, made a prepayment on the Standridge Note in the amount of $1,502,091.82, or the Prepayment Amount. On January 5, 2018, we expect the Standridge Note to have a principal balance of $445,101. The Standridge Note bears interest at 7.0% and is pre-payable at any time prior to the maturity date without penalty. The Standridge Note is unsecured but is guaranteed by Messrs. Kaplan, Kaplan, Jr., Kurlander and Stanton, and Baker Hill Holding LLC. The Prepayment Amount was financed in large part by four promissory notes payable to an affiliate and three additional parties in the aggregate amount of $1,500,000, or the Promissory Notes. The Promissory Notes carry an interest rate of 8.0%, mature on June 11, 2018 and may be prepaid at any time without penalty. We intend to pay off the Standridge Note and the Promissory Notes incurred in connection with financing the Prepayment Amount with proceeds from this offering. See “Interest of Management and Others in Certain Transactions” for more information.

In addition to the Standridge Note, we acquired the Lakewood Property, Moore Property and Lawton Property using proceeds from our Series A Preferred Stock offering, secured financing in the aggregate amount of $7,225,000 from CorAmerica, and the $1,000,000 Holmwood Loan.

On March 31, 2017, our operating partnership acquired the Norfolk Property. The purchase price for the building was $14,500,000, excluding acquisition costs. The acquisition was financed by first mortgage debt of $10,875,000 and the proceeds from unsecured loans to our operating partnership from two principals of our predecessor and a third-party aggregating $3,400,000. The Company incurred an acquisition fee of $145,000 payable to the Manager in connection with the acquisition of the Norfolk Property.

In connection with our purchase of the Norfolk Property, we were issued interim loans from Baker Hill Holding LLC, which is controlled by Philip Kurlander, and Robert R. Kaplan, both affiliates of our company, and Fiduciary and Recovery Services, Inc., an unaffiliated, third party. The loans from Baker Hill Holding LLC, Robert R. Kaplan and Fiduciary and Recovery Services, Inc. were in the amounts of $2,770,000, $300,000 and $330,000, respectively, or $3,400,000 in the aggregate. The loans will mature on the March 27, 2018. The loans are pre-payable prior to the maturity date at any time without penalty and bears annual interest at the rate 12.0%. The loans are unsecured. We intend to pay off the loans with proceeds from this offering. On November 7, 2017, the loans had an aggregate principal balance of $3,400,000.

We acquired, through the contribution to us by Holmwood, (i) all of the membership interests in the four single-member limited liability companies that own the Silt Property, Fort Smith Property, Johnson City Property and Port Canaveral Property, or the LLC Interests, and (ii) all of the rights the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income taxes of the three single member limited liability companies that own the Port Saint Lucie Property, Jonesboro Property and Lorain Property, or the Affected Properties, and together with the other properties contributed by Holmwood, the Contribution Properties. A condition of the closing of the transactions contemplated by the Contribution Agreement was the receipt of the consent to the transfer of the LLC Interests from each of the lenders secured by the Contribution Properties. As of May 26, 2017, the date of the contribution, we had received the consent of the lenders secured by the properties underlying the LLC Interests; however, we had not yet received the consent from LNR Partners, LLC, or LNR, special servicer on the loan secured by the Affected Properties.

Our management determined it to be in our best interests to use an alternate method in the interim that is intended to allow our company to enjoy the financial benefits of the Affected Properties intended by the Contribution Agreement, while remaining in compliance with the Starwood Loan (as defined in “Description of Our Properties – Description of Indebtedness”) covenants. On May 26, 2017, our Operating Partnership and Holmwood entered into the Second Amendment to revise certain terms of the Contribution Agreement. Pursuant to the Second Amendment, at the closing of the Contribution, Holmwood retained the limited liability company interests owning the Affected Properties as its sole and exclusive property; however, Holmwood assigned all of its right, title and interest in and to any and all profits, losses and distributed cash flows, if any, from each wholly-owned subsidiary owning the Affected Properties, as well as all of the other benefits and burdens of ownership solely for federal income tax purposes, or the Profits Interests, to our Operating Partnership. Upon (i) the receipt of consent to the contribution from LNR, (ii) the sale of the Affected Properties, subject to certain consents, or (iii) the payment of defeasance of all loans, secured by existing mortgage liens on the Affected Properties, the LLC Interests associated with such Affected Properties shall be deemed to have been contributed and transferred to our operating partnership on such date.

In exchange for the Contribution Properties, our operating partnership (i) issued 1,078,416 OP Units to Holmwood equal to the agreed value of Holmwood’s equity in the Contribution Properties as of the closing of the contribution, divided by $10.00; and (ii) assumed all of the indebtedness secured by the Contribution Properties and assumed Holmwood’s corporate credit line.  The purchase price for these properties was determined by our Manager and Holmwood.  By agreement, the value of the Silt Property was agreed to be Holmwood’s purchase price, and the values of the remaining Contribution Properties were determined by using prevailing market capitalization rates, as determined by our Manager, and the 2016 pro forma net operating income of each remaining Contribution Property.

Our Contribution Agreement required us to enter into an agreement as of the closing of the contribution granting Holmwood registration and qualification rights covering the resale of the shares of common stock into which its OP Units will be convertible, subject to conditions set forth in our operating partner’s limited partnership agreement. In addition, as of the closing of the contribution, we entered into a tax protection agreement with Holmwood under which we will agreed to (i) indemnify Holmwood for any taxes incurred as a result of a taxable sale of the Contribution Properties for a period of ten years after the closing; and (ii) indemnify Holmwood if a reduction in our nonrecourse liabilities secured by the Contribution Properties results in an incurrence of taxes, provided that we may offer Holmwood the opportunity to guaranty a portion of our operating partnership’s other nonrecourse indebtedness in order to avoid the incurrence of tax on Holmwood.

On July 25, 2017, the Company acquired the Montgomery Property for a purchase price of $4,709,458 excluding acquisition costs. The acquisition was financed by senior debt financing and equity. The Company incurred an acquisition fee of $47,095 payable to the Manager in connection with the acquisition of the Montgomery Property.

In November 2017, the Company acquired the San Antonio Property for a purchase price of $8,225,000 excluding acquisition costs. The acquisition was financed by senior debt financing and equity. The Company incurred an acquisition fee of $82,250 payable to the Manager in connection with the acquisition of the San Antonio Property.

Our Pipeline

The Company has entered into a purchase and sale agreement to acquire a property leased to the United States of America and occupied by United States Department of Agriculture. The contract purchase price is $11,000,000 and is expected to close in February 2018. The acquisition is intended to be financed by senior debt financing and equity from the proceeds of this offering.

Port Saint Lucie Property

The Drug Enforcement Administration, or DEA, is currently occupying 100% of this 24,858 square foot building at 650 NW Peacock Boulevard, Port Saint Lucie, FL 34986, or the Port Saint Lucie Property. The Port Saint Lucie Property’s proximity to Interstate 95, with a 67-space asphalt-paved parking lot, allows for quick entry and exit for field operations, particularly suited to DEA activities. The building is a two-story, tilt-up concrete structure constructed on 3.5382 acres. The building’s steel frame is set in a concrete foundation. The exterior is painted concrete, housed under a flat roof, which is a modified bitumen, built-up roofing system.  The Port Saint Lucie Property is considered to be in fair to good overall condition.

The building was constructed in 2002 and acquired by Holmwood in January 2013. The Port Saint Lucie Property is leased to the United States, 100% occupied by the DEA as a regional field office and is administered for the tenant by the GSA. The Port Saint Lucie Property lease commenced in June 2012 with an expiration date of May 31, 2027, with the tenant having the right to terminate after May 31, 2022 (15-year lease; 10-year firm).

The annual rent for the Port Saint Lucie Property is $566,514.  The Port Saint Lucie Property is encumbered by a $10,700,000 loan from Starwood Mortgage Capital, LLC, or Starwood, which is cross-collateralized with the Jonesboro and Lorain Properties.  See “- Description of Indebtedness – Starwood Loan.”

Jonesboro Property

The Social Security Administration, or SSA, is currently occupying 100% of this 16,439 square foot building at 1809 LaTourette Drive, Jonesboro, Arkansas 72404, or the Jonesboro Property. The building is a LEED, Silver, single-story, steel-framed structure constructed on 3.36 acres. The Jonesboro Property’s 94-space parking lot provides customers and stakeholders easy access to the facility. Concrete sidewalks are located around the building’s perimeters and at its entrances. The building is landscaped along its perimeter. The building’s steel frame is set in a concrete foundation. The exterior is enveloped in a brick veneer, with CMU wainscot. The doors are double-glazed aluminum framed, and the windows are fixed. The building has a pitched, standing seam metal roof. The Jonesboro Property is located approximately 130 miles from Little Rock, Arkansas. The Jonesboro Property is considered to be in excellent condition. The Property was originally constructed in 2011 and acquired by Holmwood in May 2012.

The lease began on January 12, 2012 and has an expiration date of January 11, 2027, with the tenant having the right to terminate after January 11, 2022 (15-year lease, 10 years firm). The building is 100% occupied by the SSA and administered by the GSA. The annual rent for the Jonesboro Property is $618,734.  The Jonesboro Property is encumbered by a $10,700,000 loan from Starwood Mortgage Capital, LLC, or Starwood, which is cross-collateralized with the Port Saint Lucie and Lorain Properties.  See “- Description of Indebtedness – Starwood Loan.”

Lorain Property

The SSA is currently occupying 100% of this 11,607 rentable square foot building, with a 45-space parking lot, located at 221 West 5th Street, Lorain, Ohio 44052, or the Lorain Property. The building is a single-story, of steel-framed construction on 0.688 acres. Concrete sidewalks and landscaping encircle the building’s perimeter. The interior consists of painted drywall in certain of the public rooms and tenant areas, and vinyl wall coverings in the remainder of the public rooms. The flooring is primarily carpeting with tile in the bathrooms and vestibules. The doors are stained solid wood and metal frames. The building’s steel frame is set in a concrete foundation. The structure is enveloped in a brick veneer, with stone cast accents. The doors are double-glazed aluminum framed doors and the windows are fixed in place. This one-story, steel-framed, LEED-Silver building sits on 0.688 acres of land. The flat roof is fully-adhered, single ply TPO membrane flashed under pre-finished metal coping. It was constructed in 2011 and acquired by Holmwood in September 2011.

The SSA lease commenced on April 1, 2011 and has an expiration date of March 31, 2024, with the tenant having the right to terminate after March 31, 2021 (13-year lease; 10-years firm). The Lorain Property is convenient to public transportation and is located in the Cleveland-Elyria-Mentor Metropolitan Statistical Area, approximately 30 miles from the Cleveland central business district. The Lorain Property is considered to be in excellent condition. The annual rent for the Lorain Property is $440,763.  The Lorain Property is encumbered by a $10,700,000 loan from Starwood Mortgage Capital, LLC, or Starwood, which is cross-collateralized with the Jonesboro Property and Port Saint Lucie Property.  See “- Description of Indebtedness – Starwood Loan.”

Port Canaveral Property

U.S Customs and Border Protection, or CBP, is currently occupying 100% of this 14,704 square foot building with a 95-space parking lot, located at 200 George King Boulevard, Cape Canaveral, Florida 32920, or the Port Canaveral Property. The building is a single-story, steel-framed structure on 1.59 acres, which is ground leased from The Canaveral Port Authority until December 7, 2045; however, Holmwood has an option to extend the ground lease for another 10 years, until December 7, 2055. There are lawns, floral plantings, trees and shrubs along the perimeter of the building. The interior public areas consist of the front lobby and either solid wood or painted metal doors. The building’s steel frame is set in concrete footings. The building is enveloped in a pre-finished, stay-in- place, concrete wall forming system, with rigid polymer forms that create durable pre-finished exterior walls. The pitched roof is constructed of metal paneling.

The Port Canaveral Property is encumbered by the $7,600,000 loan from Park Sterling Bank, or Park Sterling, which is cross-collateralized with the Johnson City Property. The CBP lease commenced on July 16, 2012 and has an expiration date of July 15, 2027, with the tenant having the right to terminate after July 15, 2022 (15-year lease; 10 years firm). The Port Canaveral Property is considered to be in good overall condition. The annual rent for the Port Canaveral Property is $649,476.

An environmental site assessment performed on the Port Canaveral Property revealed chlorinated solvent contamination in the soil, groundwater, and in the surrounding area, including the subject property, in 1995, which is related to a former sump. The responsible party was identified as the Canaveral Port Authority. Several site assessments, groundwater monitoring events, remedial action plans and risk assessments have been performed at the site since the contamination was first identified. For more information on this, see “Risk Factors.”  The Port Canaveral Property is encumbered by a $7,600,000 loan from Park Sterling, which is cross-collateralized with the Johnson City Property.  We assumed the Park Sterling Loan at the closing of the contribution transactions.  See “- Description of Indebtedness – Park Sterling Loan.”

Johnson City Property

The Federal Bureau of Investigation, or FBI, is currently occupying 100% of this 10,115 square foot building, located at 2620 Knob Creek Road, Johnson City, Tennessee 37604, or the Johnson City Property. The building is a single-story, steel-framed building on 2.59 acres, with a 51-space asphalt-paved parking lot. The building flatwork and pedestrian walkways consist of poured-in-place concrete. Landscaped areas are located along the perimeters of the building. The public common area has a front lobby. The structure is steel framed with CONFORM, stay-in-place concrete walls, on a concrete footing foundation. The building is enveloped in painted concrete masonry. The building was originally constructed in 2012, and the Johnson City Property was acquired by Holmwood on March 26, 2015 for a total cost of $4,210,660. The Property is considered to be in good overall condition.

The Johnson City Property is used by the FBI as a regional field office. The Johnson City Property lease commenced on August 21, 2012, has an expiration date of August 20, 2027, with the tenant having the right to terminate after August 20, 2022 (15-year lease, 10 years firm). The annual rent for the Johnson City Property is $393,454.  The Johnson City Property is encumbered by a $7,600,000 loan from Park Sterling, which is cross-collateralized with the Port Canaveral Property.  We assumed the Park Sterling Loan at the closing of the contribution transactions.  See “- Description of Indebtedness – Park Sterling Loan.”

Fort Smith Property

The U.S. Citizenship and Immigration Services, or CIS, is the occupant of this 13,848 square foot building, with 51 parking spaces, located at 4624 Kelley Highway, Ft. Smith, Arkansas 72904, or the Fort Smith Property. This single-story structure is steel-framed, on 1.62 acres. Holmwood acquired the Fort Smith Property in December 2014. Building entrance flatwork and pedestrian walkways consist of poured concrete. Lawns, trees and shrubs are provided along the perimeter of the building. The interior walls are painted gypsum board. The interior doors are typically stained, solid-core wood set in painted metal frames. The building is steel-framed and enveloped in CMU masonry walls, set on a concrete slab-on-grade foundation. The façade is painted cement stucco. The original building was constructed in 1979, with an addition and renovation in 2014. Holmwood acquired the Fort Smith Property on December 30, 2014 for a total cost of $4,364,361. The Fort Smith Property is considered to be in good overall condition.

The lease with CIS began on October 31, 2014 and has an expiration date of October 30, 2029 (15-year). The annual rent for the Fort Smith Property is $423,184.  The Fort Smith Property is encumbered by a $2,450,000 loan from CorAmerica Loan Company, LLC, or CorAmerica, and is cross-collateralized with the Lakewood Property, the Lawton Property and the Moore Property.  We assumed the CorAmerica Loan related to the Fort Smith Property at the closing of the contribution transactions.  See “- Description of Indebtedness – CorAmerica Loans.”

Silt Property

The United States Department of Interior, Bureau of Land Management, or BLM, Colorado River Valley Field Office is located at 2300 River Frontage Road in Silt, Colorado. The single-story facility was constructed in 2009 and contains 18,813 square feet, of which 13,884 square feet is office space, 3,920 square feet are warehouse, and 1,009 square feet are common area. The structure is composed of concrete masonry unit load bearing walls, with structural steel interiors and wood-framing at the roofs. The roof is a flat, single-ply thermoplastic membrane roofing, and pitched roof with asphalt shingles. The façade is painted cement stucco and cultured stone veneer. The facility situated on a 3.508-acre lot. The Silt Property also includes 126 parking spaces and is the field office for BLM’s management of approximately 566,000 acres of BLM-administered public lands. Holmwood acquired the Silt Property on December 9, 2015 for a total cost of $3,770,183. The Silt Property is considered to be in fair to good overall condition.

The lease for the Silt Property, the term of which commenced October 1, 2009, and expires on September 30, 2029, can be terminated any time after September 30, 2024 (20-year lease, 15 years firm). Tenant is responsible for utilities, taxes and operating costs over a base cost per sq. ft. of $2.14. The annual rent for the Silt Property is $386,605.  The Silt property is encumbered by a $2,750,000 loan from Coastal Federal Credit Union, or Coastal Bank, which we incurred in connection with the refinance of the Silt Property in September 2017.  See “- Description of Indebtedness – Silt Coastal Bank Loan.”

Lakewood Property

The United States Department of Transportation occupies 100% of this 19,241 square foot property (two buildings totaling 21,022 gross square feet; 19,709 sq. ft. office/warehouse building and a 1,313 sq. ft. storage building) at 12305 West Dakota Avenue, Lakewood, Colorado 80228, or the Lakewood Property. The primary structure is a single-story, steel-framed structure with loft areas and includes a storage building, all located on 3.836 acres. The Lakewood Property’s 38-space concrete parking lot has the capacity for 10 truck/trailers. Building entrance flatwork and pedestrian walkways consist of cast-in-place concrete construction. Lawns, floral plantings, trees and shrubs adorn the perimeter of the building and parcel. The office/warehouse building is constructed with an entryway, warehouse, service bay, shop, bathrooms, shower rooms and corridors. An office area is located within the southern-most portion of the building. Walls typically are gypsum board or exposed and painted structural elements. Interior doors include conventional, stained solid-core wood doors set in steel frames. The building’s steel frame and concrete masonry unit superstructure is set in a concrete slab-on-grade foundation, enveloped in a brick exterior, and the roof is a pitched, standing-seam metal roofing system. The building was originally constructed in 2004. The property is considered to be in good condition.

The DOT lease commenced on June 21, 2004, for a 20-year firm term that expires June 20, 2024 (20-year lease). The annual rent for the Lakewood Property is $461,996.  The Lakewood Property is encumbered by a $2,400,000 loan from CorAmerica and is cross-collateralized with the Lawton Property, the Moore Property and the Fort Smith Property.  See “- Description of Indebtedness – CorAmerica Loans.”

Lawton Property

SSA occupies 100% of the 9,298 square foot building at 1610 SW Lee Boulevard, Lawton, OK 73501, or the Lawton Property. Lawton is approximately 87 miles from Oklahoma City. The building is a steel-framed single-story structure on 1.2856 acres and includes a 48-space concrete-paved parking lot on-site. Building entrance flatwork and pedestrian walkways consist of poured-in-place concrete construction. The perimeter of the building is landscaped with lawns, floral plantings, trees and shrubs. The building’s public lobby includes waiting areas for the public, a security desk and small desk areas mounted below service windows. The lobby includes men’s and women’s restrooms. The interior finishes of the lobby include ceramic tile flooring, suspended ceilings with acoustical 2x4 lay-in tiles in the lobby and gypsum wall board in the restrooms and vinyl wall coverings. The building is steel–framed and enveloped in both a brick masonry veneer and metal siding, on top of a concrete slab-on-grade foundation. The building was originally constructed in 2000.  The Lawton Property is considered to be in good condition.

The lease for the Lawton Property was amended on May 1, 2014, to provide for another 10-year term, with five years being firm, on May 1, 2014, with the new term commencing upon completion and acceptance of certain improvements previously requested by SSA at the property, including reconfiguration to allow for SSA’s Office of Disability Adjudication and Review, or ODAR, to use the property for hearings and staff. The new lease term commenced as of August 17, 2015, with the lease expiring on August 16, 2025 (10-year lease, 5 years firm). The annual rent for the Lawton Property is $282,285.

The Lawton Property is encumbered by a $1,485,000 loan from CorAmerica and is cross-collateralized with the Lakewood Property, the Moore Property and the Fort Smith Property.  See “- Description of Indebtedness – CorAmerica Loans.”

Moore Property

SSA occupies 100% of the 17,058 square foot building at 200 NE 27th Street, Moore, OK 73160 or the Moore Property. The building is steel-framed, single-story construction on 2.19 acres. The Moore Property is approximately 10 miles from downtown Oklahoma City, and has a 94-space both asphalt and concrete paved portions of its parking lot. The building entrance flatwork and pedestrian walkways consist of poured-in-place concrete. Lawns, floral plantings, trees and shrubs adorn the perimeter of the building and parcel. The building’s public areas include a large public lobby that includes waiting areas, a security desk and small desk areas below service windows. Men’s and women’s restrooms service the lobby. The building’s steel frame is set in a concrete slab-on-grade foundation, and wrapped in a brick masonry veneer, concrete tilt-up panels, and painted sheet metal. The Moore Property was originally built in 1999, with an addition in 2012. The flat roof is constructed of modified bitumen, built-up roofing system. The Moore Property is considered to be in good overall condition.

The lease began on April 10, 2012, with an expiration date of April 9, 2027, with the tenant having the right to terminate on April 9, 2022 (15-year lease, 10 years firm). The annual rent for the Moore Property is $526,517.  The Moore Property is encumbered by a $3,300,000 loan from CorAmerica and is cross-collateralized with the Lawton Property, the Lakewood Property and the Fort Smith Property.  See “- Description of Indebtedness – CorAmerica Loans.”

Norfolk Property

SSA occupies 100% of the 53,917 square foot building at 5850 Lake Herbert Drive, Norfolk, VA 23502 or the Norfolk Property.

The building is a steel-framed, three-story construction on 4.53 acres. The Norfolk Property is approximately 6.5 miles from downtown Norfolk, and has 236 asphalt spaces which includes eight ADA designated spaces, two are van-designated spaces. The building is serviced by two elevators, one freight and one passenger. The building is situated on a flat lot, and entrance flatwork and pedestrian walkways consist of poured-in-place concrete. Landscaped areas consist of grass-covered lawns, floral plantings, trees and shrubs are provided in areas not occupied by the building, walkways or pavement. An underground automatic irrigation system is on site. The building’s public areas include waiting areas for the public, a security desk and small desk areas mounted below service windows. The public area also includes two, unisex restrooms. Interior finishes include ceramic tile flooring, suspended ceilings with acoustical tiles in the lobby and painted gysum board and vinyl wallcovering in the restrooms. The building’s steel frame is set in a concrete slab-on-grade foundation, with perimeter and interior footings under load bearing structures. The building facade is pre-cast, concrete panels with brick masonry. The Norfolk Property was originally built in 2007. The flat roof consists of mechanically-fastened, single-ply membrane roofing systems. The Norfolk Property is considered to be in good overall condition.

GSA renewed its original 10-year lease term for another 10 years that began on June 27, 2017, with an expiration date of June 26, 2027. The annual rent for the Norfolk Property is $1,297,153. Construction plans are currently underway to provide $1,315,366 of tenant improvements. The tenant will repay the cost of the work (estimated to be $131,536 annually). The Norfolk Property is encumbered by a loan from Coastal Bank in the original principal amount of $10,875,000.  See “- Description of Indebtedness – Norfolk Coastal Bank Loan.”

Montgomery Property

CIS occupies 16,036 square feet (or 75.9%) of the 21,116 square foot building at 3391 Atlanta Highway, Montgomery, AL 36109, or the Montgomery Property. The tenant has indicated it expects to lease-up the remaining square footage in the near future. The building is a steel-framed, single-story construction on 2.5 acres. The Montgomery Property is approximately 3.1 miles from downtown Montgomery, AL, and has 92 asphalt spaces and includes six ADA accessible spaces. The building entrance flatwork and pedestrian walkways consist of cast-in-place concrete construction. Landscaped areas consist of grass-covered lawn and shrubs are provided in areas not occupied by the building, walkways or pavement. An underground automatic irrigation system is on site. The building’s public areas include a waiting area for the public, a security desk and provides small desk areas mounted below service windows. The public area also includes two, unisex restrooms. The building’s steel frame is set in a concrete, slab-on-grade foundation with perimeter and interior footings and wrapped in a painted brick veneer. The Montgomery Property was originally built in 1999. The flat roof is constructed of a metal deck supported by the steel columns and consists of a mechanically-fastened, single-ply, thermoplastic membrane. The Montgomery Property is considered to be in good overall condition.

The lease began on December 9, 2016, with an expiration date of December 8, 2031 with an option to terminate on December 8, 2026 (15-year lease, 10 years firm). The annual rent for the Montgomery Property is $446,793.  The Montgomery Property is encumbered by a loan from Coastal Bank in the original principal amount of $3,530,000.  See “- Description of Indebtedness – Montgomery Coastal Bank Loan.”

San Antonio Property

ICE occupies 100% of the 38,756 square foot building at 1015 Jackson Keller Road, San Antonio, TX 78213 or the San Antonio Property. The building is a steel-framed, two-story construction on 1.98 acres. The building has a two-stop passenger elevator that was installed in 2010.

The San Antonio Property is approximately 7.6 miles from downtown San Antonio, TX, and has 166 asphalt spaces on site and includes six designated ADA accessible spaces, of which two are van-designated. In addition, there are 40 leased spaces at adjacent sites. The building entrance flatwork and pedestrian walkways consist of cast-in-place, concrete construction and surface aggregate construction. Landscaped areas consists of typical xeriscaping-type landscaping; trees and shrubs in beds with gravel surfaces are provided in areas not occupied by building, walkways or pavement. An underground automatic irrigation system is on site. The building is a secure, single-tenant facility. Though the building is secured and not public, the processing area and interview rooms are publicly accessible. The building’s steel frame is set in a concrete, slab-on-grade foundation with interior and perimeter steel tube and wide-flange, steel columns supporting wide-flange, steel beams and joists. The exterior is painted stucco and concrete. The San Anotonio Property was originally built in 1972 and substantially renovated in 2016-2017. The flat roof consists of a single-ply, thermoplastic membrane. The roofing systems were installed as part of the 2016-2017 renovation. The San Antonio Property is considered to be in good overall condition.

The lease began on May 1, 2017, with an expiration date of April 30, 2027 with the tenant having the right to terminate on April 30, 2022 (10-year lease, 5 years firm). The annual rent for the San Antonio Property is $1,085,323. The San Antonio Property is encumbered by a loan in the original principal amount of $6,991,250 from NBC Oklahoma, an Oklahoma banking association, or NBC, representing 85% of the purchase price. The loan is an interest-only, 18-month loan guaranteed by the principals of our Manager. We closed on the San Antonio Property on November 1, 2017. See "Description of Indebtedness-NBC Loan".

Our Pipeline

Sarasota Property

The United States Department of Agriculture, or the USDA, will occupy 100% of the currently under construction building consisting of 28,210 rentable square feet and located at 7525 Commerce Court, Sarasota, FL 34243, or the Sarasota Property.

The property will be a single-tenant, industrial LEED Silver certifiable property. The building is expected to be completed by February 1, 2018 and USDA to take occupancy upon completion. The building is being constructed as a steel-framed, single-story property situated on 3.54 acres. The Sarasota Property is approximately 6.8 miles from downtown Sarasota, FL. The property includes 54 parking spaces, which include both asphalt and concrete paved portions of the parking lot. Three parking spaces are designated ADA accessible. The building’s entrance flatwork and pedestrian walkways will consist of cast-in-place, concrete construction. The landscaped areas will consist of grass-covered lawn and shrubs in areas that are not occupied by the building, walkways or pavement.  The building includes two, unisex bathrooms, lunch room, as well as a men’s and women’s locker room. The building’s steel frame is set in a concrete, slab-on-grade foundation with interior and perimeter steel tube and wide-flange, steel columns supporting wide-flange, steel beams and joists. The pre-engineered metal building will consist of a roof deck, rigid frames, metal wall panels on framing, canopy framing and gutters and downspouts and installed according to design loads. The flat roof will consist of a sure-flex, single-ply system.

The lease’s beginning date will begin once the building is constructed and USDA has taken occupancy, which is projected to be on February 1, 2018. The lease will expire twenty years from date of occupancy, estimated to be January 31, 2038, with the tenant having the right to terminate on January 31, 2028, after ten years (20-year lease, 10 year firm). The annual rent for the Sarasota Property is estimated to be $906,952 in the first year of occupancy.

Description of Indebtedness

Starwood Loan

The Port Saint Lucie, Jonesboro, and Lorain Properties, or the Starwood Properties, all secure and cross collateralize the Starwood Loan, made by Starwood Mortgage Capital, LLC in connection with Holmwood’s refinancing of debt incurred in connection with the acquisition of such properties, and which is now serviced by Wells Fargo. The Starwood Loan was originally made in the amount of $10,700,000 and is a generally nonrecourse loan, subject to standard recourse carve-outs and environmental indemnities.  The Starwood Loan bears a fixed interest rate of 5.265%, requires monthly blended payments of principal and interest, and all outstanding principal and interest is due at maturity on August 6, 2023. The Starwood Loan contains customary events of default and restrictions upon the transfer of direct or indirect interests in the Port Saint Lucie, Jonesboro and Lorain Properties.

Defeasance of the Starwood Loan is generally permitted subject to compliance with certain conditions set forth in the Starwood Loan Documents.  Any prepayment will require the borrowers to deposit with Wells Fargo an amount equal to that which is sufficient to purchase U.S. Treasury Obligations and other government securities (as defined in Treasury Regulations Section 1.860G-2(a)(8)(ii)) that provide for all future payments of monthly interest and outstanding principal, all costs and expenses incurred by Wells Fargo or its agents in connection with such release, including payment of all escrow, closing, recording, legal, appraisal, rating agency and other fees, costs and expenses paid or incurred by Wells Fargo resulting from the borrowers exercise of their rights to have the property released according to the defeasance provisions of the Starwood Loan Documents. Notwithstanding the foregoing defeasance requirement, it is anticipated that the borrowers of the Starwood Loan will be permitted to prepay the Starwood Loan within three months of its maturity date on sixty days written notice to Wells Fargo.

Messrs. Kaplan, Kaplan Jr., Stanton and Kurlander have executed a guaranty of the recourse carve-outs and an environmental indemnity in favor of Starwood and its successors.

Park Sterling Loan

The Park Sterling loan was funded on or about March 25, 2015, by Park Sterling Bank, or Park Sterling, as lender, and GOV FBI Johnson City, LLC and GOV CBP Cape Canaveral, LLC, collectively, are the borrowers. The loan from Park Sterling, or the Park Sterling Loan, was in the original principal amount of $7,600,000 and is a recourse loan. The debt service is the greater of either the current interest rate under the note or 5.0%. The promissory note is guaranteed by Holmwood Capital, LLC, Baker Hill Holding, LLC, and Messrs. Kaplan, Kaplan Jr. and Stanton.  The Park Sterling Loan is secured by a first priority lien on the properties held by the borrowers. The maturity date for payment of all principal and interest is March 27, 2017. The loan term may be extended an additional twelve months if certain conditions are met, including: all major tenants are in occupancy and paying rent without default on their lease, there has been no event of default by borrowers, the borrowers pay Park Sterling an extension fee of $19,000, the borrowers provide Park Sterling 120 days’ notice, and there has been no material adverse change in the financial condition of the borrowers.

The borrowers under the Park Sterling Loan are obligated to maintain a loan-to-value ratio of no more than 80% and the minimum debt service coverage ratio for the underlying properties is 1.20x. The borrowers have the right to have one of the encumbered properties released from the security instruments if certain conditions are met, including: repayment of outstanding principal, there are no events of default under the financing documents, and the residual debt and collateral after the release would not generate a debt service coverage ratio less than 1.20x or a loan to value ratio greater than 75%. Park Sterling is permitted to sell participations in all or a portion of its rights under the financing documents.

In the event of default, Park Sterling has the right to foreclose on the properties encumbered by the Park Sterling Loan.

CorAmerica Loans

CorAmerica provided senior, secured financing, aggregating $9,675,000 for the purchase of the Moore Property ($3,300,000), the Lawton Property ($1,485,000), and the Lakewood Property ($2,400,000) and the refinancing of the Fort Smith Property ($2,450,000), which is currently owned by Holmwood and will be contributed to our operating partnership, when the first closing of the issuance of the shares of our stock occurs.  The contribution of the Fort Smith Property to us by Holmwood will result in our assumption of the outstanding principal amount of the portion of the CorAmerica loans borrowed by the SPE-owner of the Fort Smith Property.

The CorAmerica loans are cross-collateralized, cross-defaulted and are secured by first mortgages on each of such facilities.  The loans bear interest at 3.93% per annum, will mature on or about June 1, 2019 and will be payable as to both principal and interest monthly, pursuant to a 25-year amortization schedule with the remaining balance of principal and accrued but unpaid interest becoming due and payable at maturity.  The loans are prepayable in whole or in part from time to time without premium or penalty.  The loans are guaranteed jointly and severally by Messrs. Stanton, Kaplan Jr., Kaplan and Kurlander.

Silt Coastal Bank Loan

The Coastal Bank loan agreement was executed in September 2017 between Coastal Bank, as lender and GOV Silt, LLC as borrower. The original principal amount of the Coastal Bank Loan was $2,750,000 secured by a first priority lien on the property held by the borrower.  The Coastal Bank Loan is a recourse obligation. The maturity date is September 30, 2022.

The Coastal Bank Loan bears interest at 4.00% and requires principal and interest payment during the term based on a 25-year amortization schedule. The loan is prepayable without penalty.

Norfolk Coastal Bank Loan

Coastal Bank provided senior, secured financing in the original principal amount of $10,875,000 for the acquisition of the Norfolk Property. The loan is collateralized by the Norfolk Property.  The loan bears interest at 4.00% per annum, will mature on or about July 11, 2022 and is payable as to both principal and interest monthly, pursuant to a 25-year amortization schedule with the remaining balance of principal and accrued but unpaid interest becoming due and payable at maturity.  The loan is prepayable in whole or in part from time to time without premium or penalty.  The loan is guaranteed jointly and severally by our operating partnership, Holmwood, Baker Hill Holding LLC, Stanton Holdings, LLC, and Messrs. Stanton, Kaplan Jr., Kaplan and Kurlander.

Montgomery Coastal Bank Loan

Coastal Bank provided senior, secured financing in the original principal amount of $3,530,000 for the acquisition of the Montgomery Property. The loan is collateralized by the Montgomery Property.  The loan bears interest at 4.00% per annum, will mature on or about July 25, 2022 and is payable as to both principal and interest monthly, pursuant to a 25-year amortization schedule with the remaining balance of principal and accrued but unpaid interest becoming due and payable at maturity.  The loan is prepayable in whole or in part from time to time without premium or penalty.  The loan is guaranteed by our operating partnership.

NBC Loan

NBC provided senior, secured financing in the original principal amount of $6,991,250 for the acquisition of the San Antonio Property. The NBC Loan bears interest at the higher of the rate established by the Wall Street Journal as the “Prime Rate” or 4.25%.  The NBC Loan carries monthly, interest only payments until maturity.  The NBC Loan will mature on June 5, 2019. At maturity, all principal and unpaid interest will be due.  The NBC Loan is pre-payable in whole or in part without premium or penalty. The loan is collateralized by the San Antonio Property. The NBC Loan is guaranteed by Messrs. Kaplan, Kaplan, Jr., Kurlander and Stanton and Baker Hill Holding LLC, our operating partnership and Stanton Holdings, LLC.

General Provisions in Federal Government Leases

The following is a general description of the type of lease we typically enter into with the federal government negotiated through the GSA, or GSA Leases. The terms and conditions of any actual GSA Lease, or any lease entered into directly with an agency or department of the federal government, may vary from those described below. If we determine that the terms of a GSA Lease at a property, taken as a whole, are favorable to us, we may enter into leases with terms that are substantially different than the terms described below.

Rent

In general, GSA Leases are full service modified gross leases, which require us to pay for maintenance, repairs, base property taxes, utilities and insurance. Although the federal government is typically obligated to pay us adjusted rent for changes in certain operating costs (e.g., the costs of cleaning services, supplies, materials, maintenance, trash removal, landscaping, water, sewer charges, heating, electricity, repairs and certain administrative expenses but not including insurance), the amount of any adjustment is based on a cost of living index rather than the actual amount of our costs. As a result, to the extent the amount payable to us based upon the cost of living does not reflect actual changes in our operating costs, our operating results could be adversely affected. Furthermore, the federal government is typically obligated to reimburse us for increases in real property taxes above a base amount if we provide the proper documentation in a timely manner. Notwithstanding federal government reimbursement obligations, we remain primarily responsible for the payment of all such costs and taxes. Unlike most commercial leases which require monthly payments in advance, GSA Leases generally require that rent be paid monthly in arrears.

For any assignment of a GSA Lease to be effective, the consent of the federal government must be obtained. The consent process is time-consuming and will not be finalized until after we have acquired the subject property. However, during this interim period the seller will continue to be paid rent by the federal government. The GSA has not adopted a standard process by which it determines whether to grant its consent to an assignment of a GSA Lease. GSA requires that the sale of the property be consummated prior to the submission of a formal request for its consent. We expect that GSA will require the following items be submitted with a request for its consent to the assignment of a GSA Lease for any acquired properties to us: (1) a recorded copy of the deed as evidence of the transfer of title, (2) a letter from us to GSA acknowledging that we are prepared to assume the GSA Lease, (3) a letter from the seller to GSA waiving all its rights under the GSA Lease, (4) our organizational documents and the organizational documents of the special-purpose entity that will own the subject property, (5) evidence of our good standing, (6) a letter from us to GSA identifying the legal name and address of the payee, (7) a tax identification number for the new payee and (8) a central contractor registration number. After we submit these items, and such other items as GSA may request, we expect that the review process will take from one to three months. If GSA approves our assumption of the GSA Lease, we will enter into a supplemental lease agreement or a novation agreement with GSA and the seller that will formally acknowledge our assumption of the GSA Lease. Once such documentation is finalized, GSA will commence paying rent directly to us.

While management believes it unlikely not to receive such consent, there is no guarantee that GSA will consent to our assumption of a GSA Lease for an acquired property. During the interim period after we acquire a property and prior to the execution of a supplemental lease agreement or novation agreement (and in the event that the GSA does not grant its consent and the assignment of such lease), the seller will remain responsible to GSA to operate and manage the subject property in accordance with the terms of the GSA Lease and will continue to receive rent from GSA which it is contractually obligated to remit to us. Notwithstanding, a seller’s obligation in this regard, we will be performing those management services.

Term of Lease

Our GSA Leases typically have an initial term of 10 to 20 years. Our GSA Leases generally do not contain provisions for the extension of the lease term.

Early Termination

Most of our GSA Leases include a provision which allows the federal government to terminate at will by providing written notice to us after an initial guaranteed term. This notice period generally varies from 60 to 180 days. Some GSA Leases provide that, following the initial guaranteed term, rent will be paid at a reduced rate.

Assignment and Sublease

Our GSA Leases generally require our written consent for assignment (which may not be unreasonably withheld) by the federal government, however, it may typically substitute a different federal agency or department as an occupant under our GSA Leases without seeking our consent. An assignment would relieve the federal government of any future obligations under the GSA Lease but assignment would not relieve the federal government from any unpaid rent or other liability to us existing before the assignment. Our GSA Leases generally allow the federal government to sublet all or part of a property without our consent, but such sublet would not relieve the federal government from any obligations under the GSA Lease.

Maintenance and Alteration

We are generally responsible for all maintenance of properties under our GSA Leases, including maintenance of all equipment, fixtures and appurtenances to such properties. We are generally responsible for all utilities in order to make our properties suitable for use and capable of supplying heat, light, air conditioning, ventilation and access without interruption. Use of heat, ventilation and air conditioning beyond normal working hours is generally paid for by the federal government, except for certain GSA Leases that require that we provide certain portions of the building with heating, ventilation and air conditioning services 24 hours a day, seven days a week. Our failure to maintain our properties or provide adequate utilities, service or repair can result in the federal government deducting the costs of such maintenance, utility, service or repair from its rent payment to us. The federal government generally retains the right to make alterations to our properties at its own expense. The federal government also retains the right to add and remove fixtures to the premises without relinquishing ownership of such fixtures.

Damage, Destruction or Condemnation

Complete destruction of, or significant damage to, a property under a GSA Lease generally results in the immediate termination of the lease. Partial destruction or damage, such that the property is unable to be occupied by a tenant, generally grants the federal government the option to terminate the lease by giving notice to us within 15 days following the partial destruction or damage. If the lease is so terminated, no rent accrues after the date of such destruction or damage.

Certain Government Standards

Each GSA Lease requires that we maintain certain standards set by the federal government. For instance, our GSA Leases generally require that we certify that our procurement activities do not violate any prohibitions against improper third-party benefits resulting from our procurement of a federal government contract. In addition, the GSA Leases contain provisions which require that we maintain certain labor and equal opportunity standards in relation to our subcontractors. When selecting subcontractors, the GSA Leases require that we make a good faith effort to select subcontractors that are small businesses, small businesses owned by socially or economically disadvantaged individuals or small businesses owned by women. Failure to comply with these standards could result in termination of a GSA Lease, reduction in rent or liquidated damages outlined in the lease.

Events of Default

Failure by the federal government to pay rent or make other payments required under a GSA Lease on the date such payment is due results in an automatic interest penalty to be paid by the federal government. The interest penalty is calculated as a percentage of the payment due, based on a rate established by the U.S. Department of the Treasury pursuant to the Contracts Dispute Act of 1978. The interest payment accrues daily and is compounded in 30-day increments. There is typically no provision in our GSA Leases permitting us to terminate the lease as a result of non-payment or other actions by the federal government.

Our failure to maintain, repair, operate or service a property under a GSA Lease for 30 days after receipt of notice from the federal government generally results in our default under such lease. In addition, repeated and unexcused failure to maintain, repair, operate or service the property by us will generally result in default. Upon default, the federal government is entitled to terminate the lease and seek damages, which could consist of rent, taxes and operating costs of a substitute property, administrative expenses in procuring a replacement property and such other damages as the lease or applicable law allows.

Unlike most commercial leases, GSA Leases do not include provisions that permit the landlord to evict a federal government that is in default under the lease, including as a result of a holdover. In the event that we seek to evict a federal government occupant that is in default, the federal government occupant could institute condemnation proceedings against us and seek to take our property, or a leasehold interest therein, through its power of eminent domain.

Remedies

If we have a dispute with the federal government occupant, the dispute is required to be resolved pursuant to the Contract Disputes Act of 1978. A dispute concerning payment must be submitted to the contracting officer authorized to bind the federal government, who will make a determination as to the merits of the dispute and the determination can be appealed to an administrative agency or to a court.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are an externally-managed real estate company formed to grow our business of acquiring, developing, financing, owning and managing properties leased primarily to the United States of America, acting either through the GSA or directly through the federal government agencies or departments occupying such properties, including such properties owned by special purpose entities contributed to our operating partnership by Holmwood, our accounting predecessor. We invest primarily in GSA Properties across secondary and smaller markets, within size ranges of 5,000-50,000 rentable square feet, and in their first term after construction or retrofit to post-9/11 standards. We further emphasize GSA Properties that fulfill mission critical or direct citizen service functions.  We intend to grow our portfolio primarily through acquisitions of single-tenanted, federal government-leased properties in such markets; although, at some point in the future we may elect to develop, or joint venture with others in the development of, competitively bid, build-to-suit, single-tenant, federal government-leased properties, or buy facilities that are leased to credit-worthy state or municipal tenants.

As of December 6, 2017, the Company owned 13 operating properties, containing 269,738 rentable square feet located in nine states, or our portfolio, with an additional property under contract for an additional 28,210 rentable square feet, or our pipeline. Our portfolio and pipeline properties are 97.75% leased to the United States of America and occupied by federal government agencies. Based on net operating income of each property, the properties have a weighted average remaining lease term of 9.27 years if none of the early termination rights are exercised and 6.08 years if the early termination right are exercised.

Our operating partnership holds substantially all of our assets and conducts substantially all of our business. As of June 30, 2017, we owned approximately 48% of the aggregate common limited partnership interests in our operating partnership, or common units, on a fully diluted basis. We were formed in 2016 as a Maryland corporation, and we intend to elect to be taxed as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2017.

Our Predecessor

Generally. The term “our predecessor” refers to Holmwood and its consolidated subsidiaries, each of which subsidiaries holds all of the fee interests in three of the facilities that were a part of our predecessor’s seven property portfolio.

Contribution of Our Predecessor; Consideration Therefor, Etc. Pursuant to the contribution agreement, as amended between our predecessor and our operating partnership (the “contribution agreement”), all of the membership interests in four of our predecessor’s subsidiaries were contributed to our operating partnership in exchange for common units of our operating partnership (the “OP Units”). Also, in connection with the same contribution transaction in exchange for all of the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income taxes of three such subsidiaries our operating partnership issued to our predecessor the number of OP Units it would have issued had the membership interests of such subsidiaries also been contributed to our operating partnership at the closing in exchange for OP Units.

The number of OP Units issued in connection with these contributions was calculated based upon the agreed value of our predecessor’s equity, plus principal amortization paid by our predecessor from January 1, 2016 to and including the date the contribution was made (May 26, 2017), divided by $10 per op unit. Under our operating partnership’s limited partnership agreement, the OP Units issued incident to the contribution under certain circumstances can be redeemed in exchange for shares of our common stock on a 1:1 basis.

Also, incident to the contribution transactions, our operating partnership assumed the outstanding mortgage indebtedness associated with each of the underlying properties, owned by our predecessor’s subsidiaries, aggregating $22,585,285, as well as notes payable aggregating $1,132,038, both as of the contribution date. The notes were repaid by our operating partnership on the contribution date.

Our predecessor is our attorney-in-fact for the administration of the membership interests in the three retained subsidiaries, and under the contribution agreement, as amended, with our predecessor, upon the occurrence of certain events, including receipt of lender approvals for the transfer of the membership interests, then the membership interests shall transfer to, and be vested in, our operating partnership.

Tax Protection. Incident to the closing of the contribution transactions our predecessor entered into a tax protection agreement with our operating partnership, whereby our operating partnership has agreed in certain circumstances to indemnify our predecessor from and against any tax liability that may result from actions or non-actions that our operating partnership may take with respect to the contributed assets during the ten years following the date of closing of the contribution transactions.

Acquired Properties.

Shortly after its formation our operating partnership purchased three properties in June 2016, a 19,241 rentable square foot facility in Lakewood, Colorado, occupied by the Department of Transportation (our “Lakewood facility”), a 17,058 rentable square foot facility in Moore, Oklahoma, occupied by the Social Security Administration (SSA) (our “Moore facility”), and a 9,298 rentable square foot facility in Lawton, Oklahoma, occupied by the SSA (our “Lawton facility”). These properties (collectively, the “initial properties”) were financed with $3,612,500 of proceeds from our 7.00% Series A Cumulative Convertible Preferred Stock offering, or our Series A Preferred Stock, $2,019,789 of seller financing (the “Standridge indebtedness”) and a $7,225,000 bank loan secured by the properties.

On March 31, 2017, our operating partnership acquired a 53,917 rentable square foot building in Norfolk, Virginia, that is leased to the United States of America and occupied by the SSA. The purchase price for the building was $14,500,000, excluding acquisition costs. The acquisition was financed by first mortgage debt of $10,875,000 and the proceeds from unsecured loans to our operating partnership from two principals of our predecessor and a third- party aggregating $3,400,000 (the “unsecured debt”).

Operating Results

For the six-month period ended June 30, 2017

As of June 30, 2017, our 11 operating properties were 100% leased with a weighted average annualized lease income per leased square foot of $29.63 and a weighted average building age of approximately 13.3 years.

Contributed Portfolio. For the period from May 26, 2017 to June 30, 2017, the properties underlying our predecessor’s contribution delivered total revenues from operations of $348,468; operating costs, excluding depreciation and amortization, interest expense and asset management fees, of $127,510 and net operating income of $220,958. After deducting depreciation and amortization, interest expense and asset management fees, our operating partnership’s net income from such underlying properties for the six-month period was ($3,196).

Acquired Properties. For the six-months ended June 30, 2017, the initial properties delivered total revenues from operations of $650,248; operating costs, excluding depreciation and amortization, interest expense and asset management fees, aggregating $181,343 and net operating income of $468,905. After deducting depreciation and amortization, interest expense and asset management fees associated with these three facilities, our net income for the six-month period was $41,193.

  For the period from March 31, 2017 to June 30, 2017, the Norfolk, Virginia property delivered total revenues from operations of $339,608; operating costs, excluding depreciation and amortization, interest and asset management fees, aggregating $92,239 and net operating income from the property for the six-month period was $247,369. After deducting depreciation and amortization, interest expense and asset management fees, our net income from the property for the six-month period was $78,182.

Corporate Costs. For the six-month period ended June 30, 2017, we incurred corporate costs for legal representation, annual audits, tax returns, directors’ and officers’ liability insurance, vesting of long term incentive plans and other corporate related costs of $419,795. In addition, for the six-month period ended June 30, 2017, we incurred $40,127 for asset management fees and $211,060 for interest expense associated with the unsecured indebtedness incurred by our operating partnership and used to purchase our Norfolk, Virginia SSA facility. Corporate expenses totaled $670,982 for the period.

For the period of March 11, 2016 (inception) and June 30, 2016

On June 10, 2016, our operating partnership purchased the initial properties. Total costs for the initial properties were $11,050,596, and financed with $3,612,500 of proceeds from our Series A Preferred Stock, $2,019,789 of seller financing and a $7,225,000 bank loan. For the period beginning March 11, 2016 (inception) and ending June 30, 2016, these properties delivered total revenues from operations of $76,599 and incurred operating costs, excluding depreciation, amortization, interest expense and asset management fees, of $38,655, resulting in net operating income for the period of $37,944. After deducting depreciation and amortization, interest expense and asset management fees, our net loss was ($28,087).

Calculating Net Operating Income

We believe that our net operating income, or NOI, a non-GAAP measure, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization, interest expense and asset management fees. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to the NOI of other REITs. We believe that NOI, as we calculate it, provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a property-by-property basis, because NOI more meaningfully reflects the core operations of our properties as well as their performance by excluding items not related to property operating performance and by capturing trends in property operating expenses. However, NOI should only be used as an alternative measure of our financial performance.

The following table reflects property contributions to combined NOI together with a reconciliation of NOI to net income (loss) as computed in accordance with GAAP for the six-month period ended June 30, 2017.

	HC Government Realty Trust, Inc.
	Contribution	Property	Initial
	Properties	Acquisition	Properties	Corporate	Total
	May 26, 2017	March 31, 2017	January 1, 2017	January 1, 2017	January 1, 2017
	to June 30, 2017	to June 30, 2017	to June 30, 2017	to June 30, 2017	to June 30, 2017
Revenues	$348,468	$339,608	$650,248	$-	$1,338,324

Less:
Operating expenses	77,620	87,560	162,349	419,795	747,324
Property management fees	49,890	4,679	18,994		73,563
	127,510	92,239	181,343	419,795	820,887

Net Operating Income	220,958	247,369	468,905	(419,795)	517,437
Less:
Asset management fees	-	-	-	40,127	40,127
Depreciation and amortization	125,994	97,253	270,630	-	493,877
Interest expense	98,160	71,934	157,082	211,060	538,236
	224,154	169,187	427,712	251,187	1,072,240

Net income (loss)	$(3,196)	$78,182	$41,193	$(670,982)	$(554,803)

Liquidity and Capital Resources

As of June 30, 2017, there was cash on hand of $1,716,644.

Our business model is intended to drive growth through acquisitions. Access to the capital markets is an important factor for our continued success. We expect to continue to issue equity in our Company with proceeds being used to acquire other single-tenant properties, leased to the United States of America or facilities that are leased to credit-worthy state or municipal tenants.

Our liquidity needs are primarily to fund (i) operating expenses and cash dividends; (ii) property acquisitions; (iii) deposits and fees associated with long-term debt financing for our properties; (iv) recurring capital expenditures; (v) debt repayments; (vi) payment of principal of, and interest on, outstanding indebtedness; (vii) corporate and administrative costs; and (viii) other investments, consonant with our investment guidelines and policies.

On November 7, 2016, the Securities and Exchange Commission (SEC) qualified our offering of common stock pursuant to Tier II of Regulation A under the Securities Act of 1933, as amended (our “offering”). Our offering required that a minimum of 300,000 shares of our common stock at $10 per share be subscribed for and the subscription price paid into escrow before we were permitted to close any part of the offering. This minimum was achieved and on May 18, 2017, we issued 317,120 shares and received initial proceeds, net of issuance costs totaling $2,894,580. The offering also contemplates that up to a total of 3,000,000 shares can be issued in the offering at $10 per share. The Offering continues and unless earlier terminated, which we reserve the right to do, will terminate on the first to occur of the issuance of a total of 3,000,000 shares for gross proceeds of $30,000,000, or November 7, 2018. During the period from May 18, 2017 to June 30, 2017, we issued 407,922 shares of common stock (which includes the 317,120 shares issued on May 18, 2017) and received total proceeds, net of issuance costs, of $3,711,448, pursuant to the Offering.

As the Offering continues, incremental shares are issued and additional net proceeds are received, those net proceeds for among other purposes will be used to curtail debt, fund acquisitions, provide working capital, and otherwise improve our capital structure, which we expect will enable us to further implement our acquisition strategy, and increase cash flows. It also is possible that our Board may decide to use net proceeds to fund a portion of our targeted dividend if funds from operations are insufficient for such purpose.

Except as described in our offering circular for the Offering and with respect to first mortgage debt incurred to finance or refinance newly acquired or owned facilities, neither have we identified, nor have we committed to any additional material internal or external sources of liquidity

The Standridge indebtedness bears interest at a fixed annum rate of 7.0% and debt service payments are based on a blended 20-year amortization of principal and interest. As of June 30, 2017, the outstanding principal balance of the Standridge indebtedness was $1,967,552.  The Standridge indebtedness will mature on the earlier of December 10, 2017, the date on which we complete a public securities offering, or the date on which our initial properties are sold or refinanced by us.  As of December 8, 2017, the Standridge Note was amended and partially prepaid and debt was used to fund such prepayment. See "Interest of Management and Others in Certain Transactions - Standridge Note" and "Interest of Management and Others in Certain Transactions - Prepayment of Standridge Note" for more information.

The unsecured debt incurred by our operating partnership to finance a portion of the purchase price for our Norfolk, Virginia property accrues interest only at a fixed annum rate of 12.0%, with principal due at maturity on March 31, 2018, but may be prepaid in whole or in part at any time and from time to time without premium or penalty.

We expect to pay off the Standridge indebtedness and unsecured indebtedness of our operating partnership incurred to complete the purchase of our Norfolk, Virginia property, as well as meet our other short-term liquidity requirements primarily through cash provided from operations and from the net proceeds of the Offering.

Trend Information

Through our operating partnership, our Company is engaged primarily in the acquisition, leasing and disposition of single-tenanted, mission critical or customer facing properties, leased to the United States of America and that are situated in secondary and tertiary markets throughout the country. As full faith and credit obligations of the United States these leases offer risk-adjusted returns, which are attractive, inasmuch as there continues to be no appreciable yield of comparable credit quality in the marketplace. Conversely, these market dynamics have caused upward pressure on sales prices, offset by management’s deep knowledge and contacts in the sector and the paucity of buyers which will consider smaller properties in smaller markets, frequently enabling our Company to lock-up transactions directly with sellers, avoiding brokerage commissions to either party. There is some indication that short-term interest rates may rise, but while any increase in interest rates will tend to result in some downward pressure on sales prices, if they become sustained, conversely, if long-term interest rates rise, our cost of capital to fund acquisitions can be expected to rise as well, increasing our operating costs and decreasing net income.

With the completion of our Offering’s initial and subsequent closings we have been successful in acquiring one additional property and placed two others under contract in accordance with our business plan. While there can be no assurances that additional funds will be raised, continuing success of our offering should enable us to accelerate acquisition plans, provide liquidity to support growth and enhance purchasing power for goods and services in connection with the operation of our properties.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Our Board of Directors

We operate under the direction of our board of directors. Our board of directors is responsible for the management and control of our affairs. Our board of directors has retained our Manager to manage our day-to-day operations and our portfolio of GSA Properties and any other investments, subject to the supervision of our board of directors.

Our directors must perform their duties in good faith and in a manner each director reasonably believes to be in our best interests. Further, our directors must act with such care as an ordinarily prudent person in a like position would use under similar circumstances. However, our directors and executive officers are not required to devote all of their time to our business and must only devote such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties.

We currently have seven directors. Our board of directors currently consists of a majority of independent directors. Messrs. William Robert Fields, Leo Kiely, John F. O’Reilly and Scott A. Musil, or our independent directors, were appointed directors as of our initial closing, on May 18, 2017. Our directors will serve until they resign or upon death or removal by a plurality of votes cast at a meeting of stockholders duly called and at which a quorum is present. At any stockholder meeting, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter constitutes a quorum.

Although our board of directors may increase or decrease the number of directors, a decrease may not have the effect of shortening the term of any incumbent director; provided further, that any increase or decrease after the initial closing of this offering may not occur if it would result in our board of directors not being comprised of at least a majority of independent directors. Any director may resign at any time or may be removed, and then only by the stockholders upon the affirmative vote of a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present. The notice of any special meeting called to remove a director will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

A vacancy created by an increase in the number of directors or the death, resignation, or removal of a director may be filled only by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred.

In addition to meetings of the various committees of our board of directors, if any, we expect our directors to hold at least four regular board meetings each year.

Our Executive Officers and Directors

The individuals listed below are our executive officers and directors. The following table and biographical descriptions set forth certain information with respect to the individuals who currently serve as our directors and the executive officers:

Name	Position	Age	Term of Office	Hours/Year (for Part-Time Employees)
Edwin M. Stanton	Director and Chief Executive Officer	43	March 2016	N/A
Robert R. Kaplan, Jr.1	President	46	March 2016	N/A
Philip Kurlander	Director and Treasurer	53	March 2016	N/A
Robert R. Kaplan1	Director and Secretary	70	March 2016	N/A
Elizabeth Watson	Chief Financial Officer	58	March 2016	N/A
Scott Musil	Independent Director	49	May 2017	N/A
William Robert Fields	Independent Director	67	May 2017	N/A
Leo Kiely	Independent Director	70	May 2017	N/A
John F. O’Reilly	Independent Director	72	May 2017	N/A

1 Robert R. Kaplan is the father of Robert R. Kaplan, Jr.

        Edwin M. Stanton, Director, Chief Executive Officer. Prior to founding our company, Mr. Stanton was a founding Principal of Holmwood Capital, LLC, our predecessor. He has remained a Principal of Holmwood since its inception, in 2010. In such role and as executive officer of our company, he is directly responsible for the development and implementation of our company’s corporate, investment and capitalization strategies. Mr. Stanton focuses on building relationships with GSA developers and owners as well as financial institutions to create acquisition and joint venture opportunities. Prior to Holmwood Capital’s formation, Mr. Stanton was a founding Principal of U.S. Federal Properties Trust, where he was responsible for all property acquisitions. He directly sourced and negotiated over $250,000,000 of federal government-leased assets. Prior to forming US Federal Properties Trust, Mr. Stanton co-founded SRS Investments, a private equity real estate investment firm where he was involved in all aspects of our company and was responsible for the acquisition, financing, and management of investment properties. Mr. Stanton maintains an ownership interest in SRS Investments. Over the course of his career, Mr. Stanton has participated in the acquisition and/or financing of over $800,000,000 of commercial real estate. Mr. Stanton holds a BA degree from Rollins College and an MBA degree from Georgetown University.

Robert R. Kaplan, Jr., President. Prior to founding our company, Mr. Kaplan, Jr. was a founding Principal of Holmwood Capital, LLC, our predecessor. He has remained a Principal of Holmwood since its inception, in 2010. In such role and as executive officer of our company, he is directly responsible for structuring our company’s investment offerings and property and corporate legal matters. For almost 20 years, Mr. Kaplan Jr.’s legal expertise has focused on real estate securities and finance, real estate transactions, mergers and acquisitions, general corporate law, securities compliance, private offerings, tax, and strategic partnerships/joint-ventures. Mr. Kaplan, Jr. is founder and Managing Partner, Practices, of Kaplan Voekler Cunningham & Frank, PLC, a Richmond, VA, headquartered law firm that practices in the areas of development and real estate investment, capital markets, litigation, and business representation. Mr. Kaplan, Jr. has been the primary counsel in over $2 billion in securities offerings and real estate financings. Mr. Kaplan, Jr. holds AB and JD degrees from the College of William & Mary.

Philip Kurlander, MD, Director and Treasurer. Prior to founding our company, Dr. Kurlander was a Principal of Holmwood Capital, LLC, our predecessor. He joined Holmwood in 2012, and he remains a Principal of Holmwood today. In such role and as executive officer of our company, he is responsible for the oversight of financial and accounting matters. Prior to joining Holmwood, and in addition to being a healthcare professional, Dr. Kurlander has been a serial entrepreneur for the past 20 years having served critical roles in numerous start-up ventures and early-growth companies across a spectrum of industries from real estate to manufacturing. In addition to Dr. Kurlander’s involvement in HC Government Realty Trust, Inc., he currently has investments in, and sits on the boards of: Addison McKee, ShelterLogic, and North American Propane, Inc. ShelterLogic and North American Propane were sold in 2012, resulting in substantial gains for their respective investors. Dr. Kurlander also is a director and founder of a food service industry start-up. He sits on the advisory boards of a mezzanine lender and a private equity firm. Dr. Kurlander holds a BS degree from SUNY Albany and an MD degree from Albany Medical College.

Robert R. Kaplan, Director and Secretary. Prior to founding our company, Mr. Kaplan was a founding Principal of Holmwood Capital, LLC, our predecessor. He has remained a Principal of Holmwood since its inception, in 2010. In such role and as executive officer of our company, he is directly responsible for capital formation and structuring and corporate legal matters. Mr. Kaplan has over 40 years of experience as an attorney, investment banker, and entrepreneur and is a member of Kaplan Voekler Cunningham & Frank, PLC. Prior to joining Kaplan Voekler Cunningham & Frank, PLC, he was a co-founder of Carter Kaplan, an investment bank now part of RBC Wealth Management. He also co-founded Columbia Naples Capital, a leveraged buy-out sponsor that made over $25,000,000 in equity investments, and North American Propane, Inc., an operating business in the New England and Mid-Atlantic energy markets that was sold in 2012 to a large industry participant. Mr. Kaplan holds AB and JD degrees from the College of William & Mary.

Elizabeth Watson, CPA, Chief Financial Officer. Prior to joining our company, Mrs. Watson was the Chief Financial Officer for Holmwood Capital, LLC, our predecessor, beginning in January 2016. She remains Chief Financial Officer for Holmwood and is a principal of our Manager. In such role and as executive officer of our company, she is directly responsible for the oversight and management of our company’s accounting, financial reporting and portfolio investment performance. Mrs. Watson brings over 35 years of financial and operations management experience from both domestic and international arenas. She has structured more than $2 billion of debt and $1.4 billion of equity from U.S., European and Middle Eastern markets. Prior to joining Holmwood Capital, Mrs. Watson was a key principal/executive and Chief Financial Officer of four successive private equity funds investing in government leased real estate, spanning a period of more than 20 years. She has executed multiple exit strategies including an IPO, merger and sale of assets, yielding investors high, risk-adjusted returns. Prior to working in private equity, Mrs. Watson held positions with Legg Mason Wood Walker, Prime Retail, The Rouse Company and Arthur Andersen & Co. Mrs. Watson holds a B.S., Accounting and MBA degrees from University of Maryland, a MS, Real Estate degree from Johns Hopkins University and a IEMBA degree and Certificate in Financial Planning from Georgetown University. Ms. Watson is a licensed CPA.

Scott A. Musil, Independent Director.  Mr. Musil has been Chief Financial Officer of First Industrial Realty Trust, Inc., a NYSE-traded REIT (FR) since March 2011. He served as acting Chief Financial Officer of First Industrial from December 2008 to March 2011. Mr. Musil has also served as Senior Vice President of the First Industrial since March 2001, Treasurer of First Industrial since May 2002 and Assistant Secretary of First Industrial since August 2014. Mr. Musil previously served as Controller of First Industrial from December 1995 to March 2012, Assistant Secretary of First Industrial from May 1996 to March 2012 and July 2012 to May 2014, Vice President of First Industrial from May 1998 to March 2001, Chief Accounting Officer of First Industrial from March 2006 to May 2013 and Secretary from March 2012 to July 2012 and May 2014 to August 2014. Prior to joining First Industrial, he served in various capacities with Arthur Andersen & Company, culminating as an audit manager specializing in the real estate and finance industries. Mr. Musil is a non-practicing certified public accountant. His professional affiliations include the American Institute of Certified Public Accountants and NAREIT.

William Robert Fields, Independent Director. Mr. Fields served as the Chairman and Chief Executive Officer of Factory 2-U Stores Inc., from November 2002 to 2003. Mr. Fields has over 30 years of retail and consumer goods industry experience with Graphic Packaging, with approximately 20 of those years at the executive level. He has also provided planning and oversight for various operational support divisions, including marketing and human relations. Mr. Fields served as Chairman and Chief Executive Officer of APEC (China) Asset Management Ltd. from 1999 to October 2002. He served as President and Chief Executive Officer of Hudson's Bay Company from 1997 to 1999 and as Chairman and Chief Executive Officer of Blockbuster Entertainment Group, a division of Viacom Inc., from 1996 to 1997. Mr. Fields held numerous positions with Wal-Mart Stores Inc., which he joined in 1971. He left Wal-Mart in March 1996 as President and Chief Executive Officer of Wal-Mart Stores Division, and Executive Vice President of Wal-Mart Stores Inc. Mr. Fields held various senior executive positions within the organization, including Assistant to Wal-Mart Founder, Sam Walton; Senior Vice President of Distribution and Transportation; and Executive Vice President of Wal-Mart, Inc. Mr. Fields currently serves as Chairman of Intersource Co. Ltd. He also currently serves as a director of Lexmark International Inc., Graphic Packaging Corp, The ADX Company CreditMinders.com, Aegis Capital Advisors LLC, Hot-Can plc, Bonus Stores Inc., The University of Texas Pan-American Foundation, The Joint Corp., Cortiva Group, Inc., and SupplyScience, Inc. He also serves as a member of the advisory board of Celeritas Management Inc. and EON Reality, Inc. Mr. Fields has bachelor's degree in Economics and Business from the University of Arkansas.

Leo Kiely, Independent Director. Mr. Kiely retired as Chief Executive Officer of MillerCoors LLC, a joint venture combining the U.S. and Puerto Rico operations of SABMiller plc and Molson Coors Brewing Company, in July 2011, a position he had held since July 2009. From February 2005 through July 2009, Mr. Kiely served as President and Chief Executive Officer of Molson Coors Brewing Company. From March 1993 to March 2005 he held a variety of executive positions at Coors Brewing Company, including Chief Executive Officer. Before joining Coors Brewing Company, he held executive positions with Frito-Lay, Inc., a subsidiary of PepsiCo Inc., and Ventura Coastal Corporation, a division of Seven Up Inc. He serves as a director of The Denver Center for the Performing Arts and the Helen G. Bonfils Foundation. He previously served as a director of Medpro Safety Products, Inc. from 2009 to March 2014. He graduated from Harvard University and has a MBA from the Wharton School.

John F. O’Reilly, Independent Director. John F. O’Reilly is Chairman/CEO of the full service law firm, O’Reilly Law Group. Mr. O’Reilly’s over 40 years of experience as an attorney includes a broad range of businesses, business transactions and business litigation including numerous multi-million dollar lawsuits. His accounting and business background are an asset to litigation clients as well as in business transactions and in resolving business issues. In addition, Mr. O’Reilly’s experience with the public accounting firm of Ernst & Young, as Chairman of the Nevada Gaming Commission, as Chairman/CEO of a New York Stock Exchange company and as a member of numerous boards of directors uniquely qualifies Mr. O’Reilly to address the multitude of legal issues that arise in the business world.

Our general investment and borrowing policies are set forth in this offering circular. Our directors may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that our executive officers and Manager follow these policies and that these policies continue to be in the best interests of our stockholders. Unless modified by our directors, we will follow the policies on investments and borrowings set forth in this offering circular.

Material Prior Business Developments of Mr. Stanton

Mr. Stanton is our Chief Executive Officer and has primary responsibility for our acquisition and investment strategies and day-to-day decisions.  Mr. Stanton’s biographical information set forth above describes Mr. Stanton’s material experience in such matters both with our predecessor and prior thereto. Mr. Stanton has been the Chief Executive Officer of Holmwood, our predecessor, since its inception in 2011, and our predecessor has not had any material adverse business developments in such period, and each of the GSA Properties acquired by our predecessor is being contributed to us as a Contribution Property.  As a principal of US Federal Properties Trust, Mr. Stanton aggregated an acquisition portfolio of over $200 million of GSA Properties under contract and an additional over $50 million of GSA Properties to be contributed by other principals.  These contracts were ultimately assigned for value, at a significant profit, to a private equity buyer when the registered initial public offering of USFPT did not go forward.

Prior to his involvement with USFPT, Mr. Stanton was an active principal with SRS Investments, LLC, or SRS, from 2005-2010.  SRS acquired, or arranged for the acquisition of, eight total properties.  None of these properties were GSA Properties and all were acquired between 2005 and 2008.

Of the eight properties, SRS negotiated acquisition contracts and financing for six of them that were ultimately acquired by assignment of the acquisition contracts to third-party, tenants-in-common, or TICs, for value in offerings of TIC securities sponsored by SRS.  SRS retained a 1% TIC interest in each such property, and, as such, remained in receipt of property information, but did not have any control over management of the TIC’s or these properties.  The TICs also typically engaged third party property managers.  Four of these properties experienced material adverse business developments resulting in foreclosure.  In three out of the four foreclosures, Mr. Stanton believes that vacancies resulting from the financial crisis of 2007-2008 were primary causes for the declining fortunes of the properties.  In the fourth case, a medical office, a competitive building was built by the property’s primary tenant several years after acquisition, resulting in significant vacancy.  Further, when faced with vacancies related to the financial crisis and competition, the TIC owners of these properties were unwilling, or unable, to financially support the properties with capital necessary to cure the vacancy problems.

Two of the eight properties were owned through controlled entities of SRS. These two properties were sold in 2013 for a profit.

Mr. Stanton has had no active involvement with SRS since 2010.

Committees of the Board of Directors

Our board of directors may establish committees it deems appropriate to address specific areas in more depth than may be possible at a full board meeting. We currently do not anticipate having any committees since the board of directors has appointed our Manager to manage our day-to-day affairs.

Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents

Our charter limits the personal liability of our directors and officers to us and our stockholders for monetary damages and our charter authorizes us to obligate ourselves to indemnify and advance expenses to our directors, our officers, and our Manager, except to the extent prohibited by the Maryland General Corporation Law, or MGCL, and as set forth below. In addition, our bylaws require us to indemnify and advance expenses to our directors and our officers, and permit us, with the approval of our board of directors, to indemnify and advance expenses to our Manager, except to the extent prohibited by the MGCL.

Under the MGCL, a Maryland corporation may limit in its charter the liability of directors and officers to the corporation and its stockholders for money damages unless such liability results from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

In addition, the MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity and allows directors and officers to be indemnified against judgments, penalties, fines, settlements, and expenses actually incurred in a proceeding unless the following can be established:

●	the act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;

●	the director or officer actually received an improper personal benefit in money, property or services; or

●	with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

Finally, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

To the maximum extent permitted by Maryland law, our charter limits the liability of our directors and officers to us and our stockholders for monetary damages and our charter authorizes us to obligate ourselves to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our directors, our officers, and our Manager (including any director or officer who is or was serving at the request of our company as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise). In addition, our bylaws require us to indemnify and advance expenses to our directors and our officers, and permit us, with the approval of our board of directors, to provide such indemnification and advance of expenses to any individual who served a predecessor of us in any of the capacities described above and to any employee or agent of us, including our Manager, or a predecessor of us.

However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable.

We have purchased insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability.

We have entered into indemnification agreements with each of our directors and each member of our senior management team that provide for indemnification to the maximum extent permitted by Maryland law. See “Interest of Management and Others in Certain Transactions– Indemnification Agreements.”

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

We made an initial grant of 4,000 restricted shares of our common stock to each of our independent directors. We anticipate granting each of our independent directors additional restricted shares of our common stock, in amounts to be determined by our board of directors, upon each re-election to our board of directors of an independent director. In addition, we pay our independent directors $1,500 in cash per in-person board meeting attended, and $250 in cash for each teleconference meeting of the board or any committee. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

Executive Officer Compensation

We do not pay compensation to our executive officers. Our Manager receives fees in return for services related to the investment and management of our assets. No portion of these fees are allocated to the payment of our Manger’s personnel, in their roles as our executive officers. Our executive officers who are also employees of our Manager, Mr. Stanton and Ms. Watson, receive compensation from our Manager. We do not reimburse our Manager for personnel costs of its executive officers or of employees of our Manager acting as our executive officers, including pursuant to Section 7(b)(iv) of the Management Agreement.

HC Government Realty Trust 2016 Long Term Incentive Plan

We adopted the HC Government Realty Trust 2016 Long Term Incentive Plan. The purpose of our long-term incentive plan is to provide us and our Manager with the flexibility to use equity-based awards as part of an overall compensation package to provide a means of performance-based compensation to attract and retain qualified personnel. We believe that awards under our long-term incentive plan serve to broaden the equity participation of employees, officers, directors and consultants, and further align the long-term interests of such individuals and our stockholders.

Administration

Our long-term incentive plan is administered by our board of directors, or a committee designated by our board for such purpose, or our plan administrator.

Our plan administrator has the full authority to administer and interpret our long term incentive plan, to authorize the granting of awards, to determine the eligibility of an employee, officer, director or consultant to receive an award, to determine the number of shares of common stock to be covered by each award, to determine the terms, provisions and conditions of each award (which may not be inconsistent with the terms of our long term incentive plan), to prescribe the form of agreements evidencing awards and to take any other actions and make all other determinations that it deems necessary or appropriate in connection with our long term incentive plan or the administration or interpretation thereof. In connection with this authority, our plan administrator may establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse.

Eligibility and Types of Awards

Individual and entity employees, officers, directors and consultants, of us, our Manager, our subsidiaries or our operating partnership, or subsidiaries of our Manager are eligible to be granted stock options, restricted stock, stock appreciation rights and other equity-based awards (including LTIPs and RSUs) or cash-incentive awards under our long-term incentive plan. Eligibility for awards under our long-term incentive plan will be determined by our plan administrator.

Available Shares

Subject to adjustment upon certain corporate transactions or events, a maximum number of shares of our common stock equal to the lesser of (i) 1,000,000 or (ii) 10% of the total number of shares of our common stock outstanding on a fully diluted basis may be issued in connection with awards under our long-term incentive plan. Our board of directors will adjust the number of shares of our common stock that may be issued under our long-term incentive plan, and the terms of outstanding awards, as required to uniformly and equitably reflect the impact of stock dividends, stock splits, recapitalizations and similar changes in our capitalization.

Any shares of our common stock surrendered by plan participants or retained by us in connection with the payment of an option exercise price or in connection with tax withholding will not count towards the share authorization under our long-term incentive plan and will be available for issuance of additional awards under our long-term incentive plan. If an award granted under our long-term incentive plan is forfeited, cancelled or settled in cash, the related shares will again become available for the issuance of additional awards. Other equity-based awards that are LTIPs will reduce the number of shares of our common stock that may be issued under our long-term incentive plan on a one-for-one basis, i.e., each such unit will be treated as an award of a share of common stock. Unless previously terminated by our board of directors, no award may be granted upon or after the tenth anniversary of the closing of this offering.

Awards Under the Plan

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Stock Options. Stock options are rights to purchase a stated number of shares of our common stock at the exercise price and in accordance with the terms set forth in the agreement reflecting the grant of such option. The terms of specific options, including whether options will constitute “incentive stock options” for purposes of Section 422(b) of the Internal Revenue Code, will be determined by our plan administrator. The exercise price of an option will be determined by our plan administrator and reflected in the applicable award agreement, but may not be lower than 100% (110% in the case of an incentive stock option granted to a 10% stockholder) of the fair market value of our common stock on the date of grant. Each option will be exercisable during the period or periods specified in the award agreement, which cannot exceed 10 years from the date of grant (or five years from the date of grant in the case of an incentive stock option granted to a 10% stockholder). Options will be exercisable at such times and subject to such terms as determined by our plan administrator, but in all cases will be subject to our stock ownership limits as provided under our charter.

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Restricted Stock. Restricted stock awards are grants of our common stock that may be subject to transfer restrictions and vesting conditions. The transfer restrictions and vesting requirements, if any, will be prescribed by our plan administrator. For example, the transfer restrictions and the vesting conditions may require that the participant complete a specified period of employment or service or that we achieve specified financial performance goals. A participant generally will have the right to vote the shares of restricted stock and the right to receive dividends on the restricted stock. Our plan administrator may provide in the applicable award agreement that dividends paid on the shares of restricted stock will be subject to the same restrictions as the shares of restricted stock.

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Stock Appreciation Rights. Stock appreciation rights are rights to receive a payment in cash, shares of our common stock or a combination of cash and common stock, upon the exercise of the stock appreciation right. The amount of the payment upon the exercise of a stock appreciation right cannot be greater than the excess of the fair market value of a share of our common stock on the date of exercise over the fair market value of a share of our common stock on the date of the grant of the stock appreciation right. The manner in which our obligation will be paid will be determined by our plan administrator. The terms and conditions of each stock appreciation right will be prescribed by our plan administrator but the term cannot exceed ten years.

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Other Equity-Based Awards. Our long term incentive plan authorizes the granting of other equity-based awards,i.e., awards other than stock options, restricted stock or stock appreciation rights. Other equity-based awards entitle the participant to receive our common stock, or rights or units valued in whole or in part by reference to, or otherwise based on, our common stock, or other equity interests, including RSUs and LTIPs, subject to terms and conditions established at the time of grant.

Restricted stock units, or RSUs, are contractual promises to deliver shares of our common stock in the future. RSUs may remain forfeitable unless and until specified conditions are met as determined by our plan administrator and set forth in the applicable award agreement. RSUs will receive quarterly dividends in parity with shares of our common stock unless otherwise specified in the award agreement.

Long-term incentive plan units, or LTIPs, are a special class of partnership interests in our operating partnership. Each LTIP awarded will be deemed equivalent to an award of one share of common stock under our long-term incentive plan, reducing availability for other equity awards on a one-for-one basis. We will not receive a tax deduction for the value of any LTIPs granted to our employees. The vesting period for any LTIPs, if any, will be determined at the time of issuance. LTIPs, whether vested or not, will receive the same quarterly per unit distributions as units of our operating partnership, which distribution generally equals per share dividends on our shares of common stock. This treatment with respect to quarterly distributions is similar to the expected treatment of our restricted stock awards, which may include full dividends whether vested or not. Initially, LTIPs will not not have full parity with OP Units with respect to liquidating distributions. Under the terms of the LTIPs, our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the date of grant until such event will be allocated first to the holders of LTIPs to equalize the capital accounts of such holders with the capital account relating to the general partner’s OP Units. Upon equalization of the capital accounts of the holders of LTIPs with the general partner’s OP Units, the LTIPs will achieve full parity with OP Units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIPs may be converted into an equal number of OP Units at any time, and thereafter enjoy all the rights of OP Units, including redemption rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value that a participant will realize for a given number of vested LTIPs will be less than the value of an equal number of our shares of common stock.

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Cash-Incentive Awards. Cash-incentive awards are rights to receive a payment in cash or shares of our common stock (having a value equivalent to the cash otherwise payable) that is contingent on the achievement of performance objectives established by our plan administrator. The amount payable under a cash-incentive award may be stated on an individual basis or as an allocation of an incentive pool. Our plan administrator will prescribe the terms and conditions of each cash-incentive award.

Change in Control

Upon a change in control of our company (as defined in our long-term incentive plan), our plan administrator may make such adjustments to our long-term incentive plan as it, in its discretion, determines are necessary or appropriate in light of the change in control. These actions may include accelerated vesting relating to the exercise or settlement of an award, the purchase or settlement of an award for an amount of cash equal to the amount which could have been obtained had such award been currently exercisable or payable or the assumption of the award by the acquiring or surviving entity.

Amendment and Termination

Our board of directors may amend our long term incentive plan as it deems advisable, except that it may not amend our long term incentive plan without stockholder approval if such amendment (i) increases the total number of shares of our common stock reserved for issuance pursuant to awards granted under the plan (other than an increase to reflect a change in our capitalization, etc.), (ii) expands the class of persons eligible to receive awards, (iii) materially increases the benefits accruing to participants under the plan, (iv) re-prices an option or stock appreciation right (other than an adjustment to reflect a change in our capitalization) or (v) otherwise requires stockholder approval under the rules of a domestic exchange on which our common stock is traded. Our board of directors may unilaterally amend our long-term incentive plan and awards granted thereunder as it deems appropriate to ensure compliance with Rule 16b-3, if applicable, to conform our long-term incentive plan or the award agreement to any present or future law, and to cause incentive stock options to meet the requirements of the Code and regulations under the Code. Except as provided in the preceding sentence, a termination or amendment of our long-term incentive plan may not, without the consent of the participant, adversely affect a participant’s rights under an award previously granted to him or her.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The table below sets forth, as of the date of this offering circular, certain information regarding the beneficial ownership of our stock for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding shares of any class of voting stock and (2) each of our directors and named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding shares of any class of voting stock. Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, our shares of common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Common Stock	All Executive Officers and Directors1	216,000 Shares	N/A	26.80%
Series A Preferred Stock	All Executive Officers and Directors1	44,000 Shares2	N/A	30.45	%2
Series A Preferred Stock	Gerald Kreinces 191 Fox Lane Northport, NY11763	18,000 Shares	N/A	12.46%
Series A Preferred Stock	Philip Kurlander 1819 Main Street, Suite 212, Sarasota, Florida 34236	26,000 Shares	N/A	17.99%

1 The address of each beneficial owner is 1819 Main Street, Suite 212, Sarasota, Florida 34236.
2 Includes the 26,000 shares owned by Philip Kurlander disclosed in the table.

OUR MANAGER AND RELATED AGREEMENTS
Our Manager

We are externally managed and advised by Holmwood Capital Advisors, LLC, or our Manager, pursuant to a Management Agreement. See “— Management Agreement.” Each of our officers are also officers of our Manager. Our Manager is owned by Messrs. Robert R. Kaplan and Robert R. Kaplan Jr., individually, and by Stanton Holdings, LLC, which is controlled by Mr. Edwin M. Stanton, and by Baker Hill Holding LLC, which is controlled by Philip Kurlander, all in equal proportions. Our Manager is primarily responsible for managing our day-to-day business affairs and assets and carrying out the directives of our board of directors. Our Manager maintains a contractual as opposed to a fiduciary relationship with us. Our Manager will conduct our operations and manage our portfolio of real estate investments. We have no paid employees.

The officers of our Manager are as follow:

Name	Position
Edwin M. Stanton	President
Robert R. Kaplan, Jr.1	Vice President
Philip Kurlander	Treasurer
Robert R. Kaplan1	Secretary

1Messrs. Robert R. Kaplan and Robert R. Kaplan, Jr. are father and son.

The background and experience of Messrs. Stanton, Kaplan, Jr., Kurlander and Kaplan are described above in “Directors, Executive Officers, and Significant Employees — Our Executive Officers and Directors.” For more information on the experience of Mr. Stanton, our Chief Executive Officer, please see "Directors, Executive Officers, and Significant Employees - Material Prior Business Developments of Mr. Stanton."

Liquidity Track Record

Our Manager has not previously sponsored any other offering and has no liquidity track record other than its record managing us.

Management Agreement

We have entered into a Management Agreement with our Manager pursuant to which it will provide for the day-to-day management of our operations. The Management Agreement requires our Manager to manage our business affairs in conformity with the Investment Guidelines and other policies as approved and monitored by our board of directors. Our Manager’s role as Manager is under the supervision and direction of our board of directors. Our Manager does not currently manage or advise any other entities and is not actively seeking new clients in such a capacity, although it is not prohibited from doing so under the Management Agreement.

Management Services

Our Manager is responsible for (1) the sourcing and acquisition and sale of our GSA Properties and any other investments, (2) our financing activities, and (3) providing us with advisory services. Our Manager is responsible for our day-to-day management of our operations and will perform (or will cause to be performed) such services and activities relating to our assets and operations as may be appropriate.

Term and Termination

The Management Agreement will continue in operation, unless terminated in accordance with the terms hereof for an initial term through March 31, 2018, or the Initial Term, and then will automatically renew annually. After the Initial Term, the Management Agreement will be deemed renewed automatically each year for an additional one-year period, or an Automatic Renewal Term, unless our company or our Manager elects not to renew. Upon the expiration of the Initial Term or any Automatic Renewal Term and upon 180 days’ prior written notice to our Manager, our company may, without cause, but solely in connection with the expiration of the Initial Term or the then current Automatic Renewal Term, and upon the affirmative vote of at least two-thirds of the independent directors, decline to renew the Management Agreement, any such nonrenewal, a Termination Without Cause. In the event of a Termination Without Cause, or upon a termination by our Manager if we materially breach the Management Agreement we will be required to pay our Manager a termination fee before or on the last day of the Initial Term or such Automatic Renewal Term. Such termination fee will be equal to three times the sum of the asset management fees, acquisition fees and leasing fees earned, in each case, by our Manager during the 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter; provided, however, that if the Listing Event has not occurred and no acquisition fees have been paid, then all accrued acquisition fees will be included in the above calculation of the termination fee. The termination fee is payable in vested equity of our company, cash, or a combination thereof, in the discretion of our board.

We may generally terminate our Manager for cause, without payment of any termination fee, if (i) our Manager, its agents or assignees breaches any material provision of the Management Agreement and such breach shall continue for a period of 30 days after written notice thereof specifying such breach and requesting that the same be remedied in such 30-day period (or 45 days after written notice of such breach if our Manager takes steps to cure such breach within 30 days of the written notice), (ii) there is a commencement of any proceeding relating to our Manager’s bankruptcy or insolvency, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition, (iii) any “Manager Change of Control,” as defined in the Management Agreement, which a majority of the independent directors determines is materially detrimental to us and our subsidiaries, taken as a whole, (iv) the dissolution of our Manager, or (v) our Manager commits fraud against us, misappropriates or embezzles our funds, or acts, or fails to act, in a manner constituting gross negligence, or acts in a manner constituting bad faith or willful misconduct, in the performance of its duties under the Management Agreement; provided, however, that if any of the actions or omissions described in clause (v) above are caused by an employee and/or officer of our Manager or one of its affiliates and our Manager takes all necessary and appropriate action against such person and cures the damage caused by such actions or omissions within 30 days of our Manager actual knowledge of its commission or omission, we will not have the right to terminate the Management Agreement for cause and any termination notice previously given will be deemed to have been rescinded and nugatory.

No later than 180 days prior to the expiration of the Initial Term or the then current Automatic Renewal Term, our Manager may deliver written notice to our company informing it of our Manager’s intention to decline to renew the Management Agreement, whereupon the Management Agreement shall not be renewed and extended and the Management Agreement shall terminate effective on the anniversary date of the Management Agreement next following the delivery of such notice. We will not be required to pay to our Manager the termination fee if our Manager terminates the Management Agreement.

The Management Agreement shall terminate automatically without payment of the termination fee in the event of its assignment, in whole or in part, by our Manager, unless such assignment is consented to in writing by us with the consent of a majority of the independent directors and the operating partnership.

The Management Agreement shall not be assigned by us without the prior written consent of our Manager, except in the case of assignment to another REIT or other organization which is a successor (by merger, consolidation, purchase of assets, or other transaction) to us, in which case such successor organization shall be bound under the Management Agreement and by the terms of such assignment in the same manner as we were bound under the Management Agreement.

The Management Agreement may be amended or modified by agreement between us and our Manager in writing.

Management Fees payable to our Manager

       See "Compensation to Our Manager and Affiliates."

Liability and Indemnification

Pursuant to the Management Agreement and unless provided otherwise therein, our Manager assumes no responsibility under the Management Agreement other than to render the services called for therein in good faith and shall not be responsible for any action of the board of directors in following or declining to follow any advice or recommendations of our Manager, including as set forth in the Investment Guidelines. Our Manager, its officers, members, managers, directors, personnel, any person controlling or controlled by our Manager, and any person providing sub-advisory services to our Manager, each, a Manager Indemnified Party, will not be liable to us, any subsidiary of ours or any of our or our subsidiaries’ stockholders, partners, members or other holders of equity interests for any acts or omissions by any Manager Indemnified Party performed in accordance with and pursuant to this Agreement, except by reason of any act or omission on the part of such Manager Indemnified Party constituting bad faith, willful misconduct, gross negligence or reckless disregard of their duties under the Management Agreement as determined by a final, non-appealable order of a court of competent jurisdiction.

We have agreed to reimburse, indemnify and hold harmless, to the full extent lawful, each Manager Indemnified Party, of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including reasonable attorneys’ fees), collectively Losses, in respect of or arising from any acts or omissions of such Manager Indemnified Party performed in good faith under the Management Agreement and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of duties of such Manager Indemnified Party under the Management Agreement as determined by a final, non-appealable order of a court of competent jurisdiction. In addition, we have agreed to advance funds to a Manager Indemnified Party for legal fees and other costs and expenses incurred as a result of any claim, suit, action or proceeding for which indemnification is being sought pursuant to the terms of the Management Agreement, provided, that such Manager Indemnified Party undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, if it shall ultimately be determined that such Manager Indemnified Party is not entitled to be indemnified by us as provided in the Management Agreement in connection with such claim, suit, action or proceeding.

Our Manager has agreed to reimburse, indemnify and hold harmless, to the full extent lawful, our company, its directors and officers, personnel, agents and Affiliates, each, a Company Indemnified Party, of and from any and all Losses in respect of or arising from (i) any acts or omissions of our Manager constituting bad faith, willful misconduct, gross negligence or reckless disregard of the duties of our Manager under the Management Agreement, or (ii) any claims by our Manager’s personnel relating to the terms and conditions of their employment by our Manager.

COMPENSATION TO OUR MANAGER AND AFFILIATES

The compensation table below outlines all compensation payable to our Manager and its affiliates during the stages in the life of our company.

Type	Description	Estimated Amount of Maximum Offering1

Offering Stage

Organizational and Offering Costs
Our Manager or its affiliates may advance organizational and offering costs incurred on our behalf, and we will reimburse such advances, but only to the extent that such reimbursements do not exceed actual expenses incurred by our Manager or its affiliates. To date, our Manager or its affiliates have advanced approximately $990,000 as organizational and offering costs, of which. We anticipate approximately $10,000 of further organizational and offering expenses to be incurred. To the extent that organizational and offering expenses, when combined with underwriting discounts, commissions and expense reimbursements in connection with this offering, exceed 15.0% of the gross proceeds from the offering, or the O&O Cap, the Manager has agreed to repay an amount of organizational and offering expenses which would bring such fees and commissions paid in connection with this offering below the O&O Cap.
$1,000,0002

Operational Stage

Asset Management Fee
We will pay our Manager an annual asset management fee equal to 1.5% of our stockholders’ equity payable quarterly in arrears in cash. For purposes of calculating the asset management fee, our stockholders’ equity means: (a) the sum of (1) the net proceeds from (or equity value assigned to) all issuances of our company’s equity and equity equivalent securities (including common stock, common stock equivalents, preferred stock and OP Units issued by our operating partnership) since inception (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus (2) our company’s retained earnings at the end of the most recently completed calendar quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less (b) any amount that our company has paid to repurchase our common stock issued in this or any subsequent offering. Stockholders’ equity also excludes (1) any unrealized gains and losses and other non-cash items (including depreciation and amortization) that have impacted stockholders’ equity as reported in our company’s financial statements prepared in accordance with GAAP, and (2) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, in each case after discussions between our Manager and our independent director(s) and approval by a majority of our independent directors.
$611,5753

Property Management Fee
Our Manager’s wholly-owned subsidiary, Holmwood Capital Management, LLC, a Delaware Fee limited liability company, or the Property Manager, managers our portfolio earning market-standard property management fees based on a percentage of rent pursuant to a property management agreement executed between the Property Manager and our subsidiary owning the applicable property.
Actual amounts depend upon the terms of each property management agreement and the rental rates of our properties acquired in the future and, therefore, cannot be determined at this time.

Acquisition Fee
We will pay an acquisition fee, payable in vested equity in our company, equal to 1% of the gross purchase price, as adjusted pursuant to any closing adjustments, of each investment made on our behalf by our Manager following the initial closing of this offering; provided, however that all acquisition fees for investments prior to the earlier of (a) the initial listing of our common stock on the New York Stock Exchange, NYSE MKT, NASDAQ Stock Exchange, or any other national securities exchange, or a Listing Event, or (b) March 31, 2020, shall be accrued and paid simultaneously with the Listing Event, or March 31, 2020, as applicable. To date, we owe our Manager acquisition fees of $192,095 from our acquisition of the Norfolk Property and the Montgomery Property.
$1,164,8924

Leasing Fee
Our Manager will be entitled to a leasing fee equal to 2.0% of all gross rent due during the term of any new lease or lease renewal, excluding reimbursements by the tenant for operating expenses and taxes and similar pass-through obligations paid by the tenant for any new lease or lease renewal entered into or exercised during the term of the Management Agreement. The Leasing Fee is due to our Manager within thirty (30) days of the commencement of rent payment under the applicable new lease or lease renewal. The Leasing Fee is payable in addition to any third-party leasing commissions or fees incurred by us.
Actual amounts depend upon the leases we enter into and, therefore, cannot be determined at the present time.

Equity Grants
Our Manager receives a grant of our company’s equity securities, or a Grant, which may be in the form of restricted shares of common stock, restricted stock units underlain by common stock, long-term incentive units in our operating partnership, or LTIP Units, or such other equity security as may be determined by the mutual consent of the board of directors (including a majority of the independent directors) and our Manager, at each closing of an issuance of our company’s common stock or any shares of common stock issuable pursuant to outstanding rights, options or warrants to subscribe for, purchase or otherwise acquire shares of common stock that are “in-the-money” on such date in a public offering, such that following such Grant our Manager shall own equity securities equivalent to 3.0% of the then issued and outstanding common stock of our company, on a fully diluted basis, solely as a result of such Grants. For the avoidance of doubt, only equity securities owned pursuant to a Grant shall be included in our Manager’s 3.0% ownership described in the preceding sentence, and no other equity securities owned by our Manager or any member of our Manager shall be included in such calculation. Any Grant shall be subject to vesting over a five-year period with vesting occurring on a quarterly basis, provided, that, the only vesting requirement shall be that the Management Agreement (or any amendment, restatement or replacement hereof with our Manager continuing to provide the same general services as provided hereunder to our company) remains in effect, and, further provided, that, if the Management Agreement is terminated for any reason other than a termination for cause as described in the Management Agreement, then the vesting of any Grant shall accelerate such that the Grant shall be fully vested as of such termination date. To date, our Manager has received Grants equating to 71,645 LTIPs valued at $716,840.
$1,462,2405

Accountable Expense Reimbursement
Our Manager will be entitled to receive an accountable expense reimbursement for documented expenses of our Manager and its affiliates incurred on behalf of either our company or our operating partnership that are reasonably necessary for the performance by our Manager of its duties and functions hereunder; provided, that such expenses are in amounts no greater than those that which would be payable to third party professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis, and excepting only those expenses that are specifically the responsibility of our Manager. The accountable expense reimbursement will be reimbursed monthly to our Manager. The accountable expense reimbursement in any given year will not exceed the greater of 2.0% of the average book value of our assets and 25.0% of our net income.
Actual amounts depend accountable expenses incurred by the Manager and its affiliates in any given month, and, therefore cannot be determined at the present time.

Termination and Liquidation Stage

Termination Fee6
Subject to certain limitations, we will pay our Manager a termination fee equal to three times the sum of the asset management fees, acquisition fees and leasing fees earned, in each case, by our Manager during the 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination; provided that if the Listing Event has not occurred and no accrued acquisition fees have been paid, then all accrued acquisition fees will be included in the above calculation of the termination fee. The termination fee will be payable upon termination of the Management Agreement (i) by us without cause or (ii) by our Manager if we materially breach the Management Agreement. The termination fee is payable in cash, vested equity of our company, or a combination thereof, in the discretion of our board.
Actual amounts depend upon the management fees, acquisition fees and leasing fees payable in the 24 months prior to termination and, therefore, cannot be determined at the present time.

Property Management Termination Fee6
We anticipate that each property management agreement will provide for a termination fee to be paid to the Property Manager if the Property Manager is terminated without cause or in the event of a sale of the subject property. Each property management agreement will or is expected to expire in 2050, and no termination fee will be due to the Property Manager if a property management agreement is not renewed prior to its expiration. The termination fee under the property management agreement will equal the aggregate property management fee paid to the Property Manager for the three full calendar months immediately prior to termination multiplied by four.
Actual amounts depend upon the property management fees payable immediately prior to termination and, therefore, cannot be determined at the present time.
1 The maximum dollar amounts are based on the sale of the maximum of $30,000,000 in shares to the public in our offering.

2 Estimated organizational and operating costs represent approximately 3.33% of the maximum offering amount, assuming we sell the maximum offering amount.

3 The expected asset management fee assumes that we sell the maximum offering amount and receive $26,375,000 in net proceeds from this offering. We have previously received $3,612,500 in net proceeds from our Series A Preferred Stock offering. In addition, we issued 1,078,416 OP Units at the initial closing of this offering as compensation for the Contribution Properties, valued at $10,784,160, based on the price per share in this offering. The expected asset management fee also assumes we raise no additional equity and have no additional adjustments.

4 The expected acquisition fee assumes that we raise the maximum offering amount, resulting in $26,375,000 in net proceeds, that we pay off the Standridge Note and the Promissory Notes on January 5, 2018 and June 11, 2018, respectively, and that we buy properties using our target leverage of 80%. It also takes into account the paying off of the Holmwood Loan and Citizens Loan with proceeds from this offering. The acquisition fee will be payable in vested equity of our company.

5 We anticipate making Grants of equity securities equivalent to 146,224 shares of our common stock, on a fully diluted basis, pursuant to this requirement, if we sell the maximum offering amount. The expected value of these grants, disclosed above, is based on a valuation of $10.00 per share.

6 The termination of the Management Agreement or a property management agreement may be, but will not necessarily be, a part of the termination and liquidation of our company. For example, if a Listing Event occurs, we will be required to pay the Termination Fee, but our company would not be in its termination and liquidation stage.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of Investment Guidelines and certain of our investment, financing and other policies, which we refer to as our Investment Policies. These Investment Guidelines and Investment Policies have been determined by our board of directors and may be amended or revised from time to time by our board of directors without a vote of our stockholders, except as set forth below. Further, our Investment Policies may be amended from time to time by our Manager without a vote of either the board of directors or our stockholders; provided, however, that any addition, rescission, amendment or modification of the Investment Policies that will, or reasonably could be expected to, cause us (or our operating partnership) to: (i) fail to qualify as a REIT the Code and the applicable Treasury Regulations promulgated thereunder, both as amended or (ii) be regulated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act, will require the approval of a majority of our independent directors. Our Manager and board have the authority to amend our Investment Policies; however only our board (with the approval of a majority of independent directors) has the authority to amend our Investment Guidelines, which supersede the Investment Policies. As a result, our board has ultimate authority over how broad our Investment Policies can be.

Investment Guidelines

Pursuant to the Investment Guidelines as stated in the Management Agreement, no investment shall be made that would (i) cause our company to fail to qualify as a REIT under the Code or (ii) cause our company or our operating partnership to be regulated as an investment company under the Investment Company Act. The Investment Guidelines may be amended, restated, modified, supplemented or waived by the Board (which must include a majority of the independent directors) without the approval of our stockholders.

Investment Policies

Subject to the Investment Guidelines, which have been developed by our Manager for the benefit of us and have been approved by our board, and, subject to the proviso above, our Investment Policies may be rescinded, amended, or replaced as our Manager or board determines in its reasonable discretion:

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We, through our operating partnership will seek to acquire properties that primarily meet the following parameters:
o
Be single tenanted properties, which were built to meet specific needs and requirements of the agency or departmental occupant that were contained in the bid requested by the federal government for the facility and that are leased to the United States of America;
o
Be “Citizen Service” or “Mission Critical” in nature and function, which is to say that provide essential services to the citizenry or make essential contributions to the fulfillment of the stated mission of the occupying agencies or departments;
o
Contain 5,000 to 50,000 square feet;
o
Be located in secondary or smaller metropolitan statistical areas or in rural areas;
o
Be first generation new construction (after 09/11/01) or first generation, retrofit (meeting post-9/11 security requirements);
o
Preferably be LEED® certified;
o
Have installed security features meeting the occupants’ needs; and
o
Be expandable to meet the future needs of the occupant.

For purposes of this Investment Policies section, we refer to properties meeting the description above as our Target Properties.

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Properties we acquire primarily should have at least eight (8) years remaining in the lease term, but twenty percent (20.0%) (or more in certain individual markets with attributes and demographics that our Manager believes militate in favor of renewal or a new lease) of the portfolio at any given time containing properties with three years or less remaining on the particular properties firm (not subject to early termination by the federal government) or remaining term.
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Properties we acquire for our operating partnership will be owned through wholly-owned (by the operating partnership), special purpose entities that will isolate liability for the operating partnership that may arise from any one property.
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We will select properties to acquire that in our Manager’s experience are likely to be sellable individually if conditions warrant or are compatible with a reasonably diversified (in terms of geography, agencies and missions) portfolio that is capable of being managed to maximize economies of scale, both overall and regionally.
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If our Manager deems it in our company’s best interest, we may:
o
participate with third parties in property ownership, through joint ventures, private equity, real estate funds or other types of co-ownership; and
o
acquire real estate or interests in real estate in exchange for the issuance of common stock, common units, preferred stock or options to purchase stock.

However, our Manager will not cause us (or our operating partnership) to enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet the requirements of these Investment Policies.

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While our company intends to focus primarily on acquiring Target Properties, in order to achieve higher risk-adjusted returns, we reserve the right to invest a percentage of its capital reasonably deemed appropriate by our Manager in properties leased to States and municipalities, the long-term indebtedness of which is rated A or better by one or more nationally recognized rating agencies (i.e., S&P, Moody’s or Fitch) that will be subject to annual appropriations.
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While investments and acquisitions must be consistent with our company’s qualification as a REIT, our Manager may:
o
diversify in terms of property locations, size and market or submarket; and
o
invest or acquire and expand and improve the properties owned or acquired, or sell individually or collectively one or more of such properties, in whole or in part, when circumstances warrant.
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If our Manager reasonably deems it to be in our best interest, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives and our qualification as a REIT. These investments may be either in debt or equity securities of such entities, including for the purpose of exercising control over such entities, subject to applicable REIT requirements. This Policy does not permit direct investment us or our operating partnership in entities that are not engaged in real estate activities, but it does not restrict our Manager’s right to cause our company to invest in one or more TRSs.
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Our Manager may cause us to dispose of some, but not all, properties if, based upon our Manager’s periodic review of the operating partnership’s portfolio, it determines that such action would be in our best interests. Any proposed dispositions also will be analyzed in light of the “prohibited transaction” rules applicable to REITs.
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Other than as described above, we may invest in any additional securities such as bonds, preferred stocks or common stocks.

Financing

We intend to maintain the aggregate indebtedness of our investment portfolio at approximately 80% of the all-in cost of all portfolio investments (direct and indirect). However, there is no maximum limit on the amount of indebtedness secured by the portfolio investments as a whole, or any portfolio investment individually. Currently, the aggregate indebtedness of our investment portfolio is approximately 74.75% of the all-in cost of all portfolio investments (direct and indirect).

We have the ability to exercise discretion as to the types of financing structures we utilize. For example, we may obtain new mortgage loans to finance property acquisitions, acquire properties subject to debt or otherwise incur secured or unsecured indebtedness at the property level at any time. The use of leverage enables us to acquire more properties than if leverage is not used. However, leverage also increases the risks associated with an investment in our common stock. See “Risk Factors.” Our Manager may also elect to enter into one or more credit facilities with financial institutions. Any such credit facility may be unsecured or secured, including by a pledge of or security interest granted in our assets.

Disposition Terms

Investments may be disposed of by sale on an all-cash or upon other terms as determined by our Manager in its sole discretion. We may accept purchase money obligations and other forms of consideration (including other real properties) in exchange for one or more investments. In connection with acquisitions or dispositions of investments, we may enter into certain guarantee or indemnification obligations relating to environmental claims, breaches of representations and warranties, claims against certain financial defaults and other matters, and may be required to maintain reserves against such obligations. In addition, we may dispose of less than 100% of its ownership interest in any investment in the sole discretion of our Manager.

We will consider all viable exit strategies for our investments, including single asset and/or portfolio sales to institutions, investment companies, real estate investment trusts, individuals and 1031 exchange buyers.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest. The common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof will not render the transaction void or voidable if:

●
the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board of directors, and our board of directors or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

●
the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote, other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity; or

●	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Conflict of Interest Policies

Our management is be subject to various conflicts of interest arising out of our relationship with our Manager and its affiliates. See “Risk Factors — Risks Related to Conflicts of Interest.” We are entirely dependent upon our Manager for our day-to-day management and do not have any independent employees. Our executive officers and three of our directors, serve as officers of our Manager. Messrs. Kaplan, Kaplan Jr, Kurlander and Stanton, each beneficially own 25% of our Manager. As a result, conflicts of interest may arise between our Manager and its affiliates, on the one hand, and us on the other.

We have not established any formal procedures to resolve the conflicts of interest. Our stockholders will therefore be dependent on the good faith of the respective parties to resolve conflicts equitably, and reliant upon the fiduciary duties of our directors and executive officers. We do not have a policy that expressly restricts any of our directors, officers, stockholders or affiliates, including our Manager and its officers and employees, from having a pecuniary interest in an investment in or from conducting, for their own account, business activities of the type we conduct.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Management Agreement

We have entered into the Management Agreement. We describe this agreement and the associated fees in “Our Manager and Related Agreements — Management Agreement.” Messrs. Stanton, Kaplan, Jr., Kurlander and Kaplan, each an officer, and three of which are also directors, of our company, each beneficially own 25% of the outstanding equity of our Manager. Under the Management Agreement, our Manager receives compensation in the form of an asset management fee, an acquisition fee, a leasing fee, equity grants, accountable expense reimbursements and a termination fee. For more information on the fees payable to our Manager and its affiliates, please see “Compensation to Our Manager and Affiliates.”

We pay our Manager an annual asset management fee equal to 1.5% of our stockholders’ equity payable quarterly in arrears in cash.  Assuming that we raise the maximum offering amount, we anticipate we will receive $26,375,000 in net proceeds from this offering. We have previously received $3,612,500 in net proceeds from our Series A Preferred Stock offering and issued 1,078,416 OP Units at the initial closing of this offering as compensation for the Contribution Properties, valued at $10,784,160 based on the price per share in this offering. As a result, we estimate that our Manager would receive an annual asset management fee of $611,575 if we were to raise no additional equity and no additional adjustments were made.

We will pay an acquisition fee, payable in vested equity in our company, equal to 1% of the gross purchase price, as adjusted pursuant to any closing adjustments, of each investment made on our behalf by our Manager following the initial closing of this offering. Assuming that we raise the maximum offering amount, resulting in $26,375,000 in net proceeds, that we pay off the Standridge Note and the Promissory Notes with proceeds from this offering on January 5, 2018 and June 11, 2018, respectively, and that we buy properties using our target leverage of 80%, and given that we paid off the Holmwood Loan and Citizens Loan at the initial closing of the offering, we anticipate that acquisition fees of approximately $1,164,892 in vested equity of our company will be paid to our Manager as a result of this offering. Based upon their percentage ownership interests in our Manager, Messrs. Kurlander, Kaplan, Kaplan, Jr. and Stanton will each beneficially receive vested equity valued, at the time of accrual, at $291,223 in the aggregate.

Our Manager will be entitled to a leasing fee equal to 2.0% of all gross rent due during the term of any new lease or lease renewal, excluding reimbursements by the tenant for operating expenses and taxes and similar pass-through obligations paid by the tenant for any new lease or lease renewal entered into or exercised during the term of the Management Agreement. We cannot estimate the leasing fees that will be payable to our Manager at this time.

Our Manager receives a grant of our company’s equity securities, or a Grant, at each closing of an issuance of our company’s common stock or any shares of common stock issuable pursuant to outstanding rights, options or warrants to subscribe for, purchase or otherwise acquire shares of common stock that are “ in-the-money ” on such date in a public offering, such that following such Grant our Manager shall own equity securities equivalent to 3.0% of the then issued and outstanding common stock of our company, on a fully diluted basis, solely as a result of such Grants. Any Grant shall be subject to vesting over a five-year period with vesting occurring on a quarterly basis, provided, that, the only vesting requirement shall be that the Management Agreement (or any amendment, restatement or replacement hereof with our Manager continuing to provide the same general services as provided hereunder to our company) remains in effect, and, further provided, that, if the Management Agreement is terminated for any reason other than a termination for cause as described in the Management Agreement, then the vesting of any Grant shall accelerate such that the Grant shall be fully vested as of such termination date. We anticipate making Grants to our Manager of equity securities equivalent to 146,224 shares of our common stock, on a fully diluted basis, if we sell the maximum offering amount. Based upon their percentage ownership interests in our Manager, Messrs. Kurlander, Kaplan, Kaplan, Jr. and Stanton will each beneficially own approximately 36,556 restricted shares of our common stock as a result of the Grants after vesting. To date, we have made Grants to the Manager of 71,645 LTIPs.

Our Manager will be entitled to receive an accountable expense reimbursement for documented expenses of our Manager and its affiliates incurred on behalf of either our company or our operating partnership that are reasonably necessary for the performance by the Manager of its duties and functions hereunder; provided, that such expenses are in amounts no greater than those that would be payable to third party professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis, and excepting only those expenses that are specifically the responsibility of our Manager. The accountable expense reimbursement will be reimbursed monthly to the Manager. We cannot estimate the accountable expense reimbursement that will be payable to our Manager or its affiliates at this time.

Our Manager will be entitled to receive a termination fee equal to three times the sum of the asset management fees, acquisition fees and leasing fees earned, in each case, by our Manager during the 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination; provided, however, that if the Listing Event has not occurred and no accrued acquisition fees have been paid, then all accrued acquisition fees will be included in the above calculation of the termination fee. The termination fee will be payable upon termination of the Management Agreement (i) by us without cause or (ii) by our Manager if we materially breach the Management Agreement. The termination fee is payable in cash, vested equity of our company, or a combination thereof, in the discretion of our board. We cannot estimate the termination fee that would be payable to our Manager at this time.

Property Management Agreements

We have entered into property management agreements for each of the Owned Properties. We expect to enter into property management agreements for each of the contribution properties as well on substantially the same terms. Under the property management agreements, our Manager’s wholly-owned subsidiary, Holmwood Capital Management, LLC, a Delaware limited liability company, or the Property Manager, may receive compensation in the form of property management fees and property management termination fees. For more information on the fees payable to our Manager and its affiliates, please see “Compensation to Our Manager and Affiliates.”

We anticipate that the Property Manager, will manage some or all of our company’s portfolio earning market-standard property management fees based on a percentage of rent pursuant to a property management agreement executed between the Property Manager and our subsidiary owning the applicable property.  We cannot estimate the property management fees that will be payable to the Property Manager at this time.

                We anticipate that each property management agreement will provide for a termination fee to be paid to the Property Manager if the Property Manager is terminated without cause or in the event of a sale of the subject property. Each property management agreement will or is expected to expire in 2050, and no termination fee will be due to the Property Manager if a property management agreement is not renewed prior to its expiration. The termination fee under the property management agreement will equal the aggregate property management fee paid to the Property Manager for the three full calendar months immediately prior to termination multiplied by four. We cannot estimate the property management termination fees that would be payable to our Property Manager at this time.

Contribution Transactions

In connection with our acquisitions of the Contribution Properties, Messrs. Stanton, Kaplan, Jr., Kurlander and Kaplan, will receive material benefits. Messrs. Stanton, Kaplan, Jr., Kurlander and Kaplan are each a member of Holmwood Capital, LLC, which owns 100% of the membership interests of (i) GOV PSL, LLC, a Delaware limited liability company, the sole owner of the Port Saint Lucie Property; (ii) GOV Jonesboro, LLC, a Delaware limited liability company, the sole owner of the Jonesboro Property; (iii) GOV Lorain, LLC, a Delaware limited liability company, the sole owner of the Lorain Property; (iv) GOV CBP Port Canaveral, LLC, a Delaware limited liability company, the sole owner of the Port Canaveral Property; (v) GOV FBI Johnson City, LLC, a Delaware limited liability company, the sole owner of the Johnson City Property; (vi) GOV Ft. Smith, LLC, a Delaware limited liability company, the sole owner of the Fort Smith Property; and (vii) GOV Silt, LLC, a Delaware limited liability company, the sole owner of the Silt Property, with each of the above properties, together being the Contribution Properties. We indirectly purchased (i) each of the Silt Property, the Fort Smith Property, the Johnson City Property and the Port Canaveral Property by acquiring all of the membership interests of the entities owning such properties, and (ii) all of the right, title and interest in and to any and all profits, losses and distributed cash flows, if any, from each wholly-owned subsidiary owning each of the Port Saint Lucie Property, the Jonesboro Property and the Lorain Property, or the Affected Properties, as well as all of the other benefits and burdens of ownership solely for federal income tax purposes, or the Profits Interests. At the initial closing, the agreed value of Holmwood’s equity in the Contribution Properties was $10,784,160, resulting in 1,078,416 OP Units being issued to Holmwood and the assumption of an aggregate of $23,717,326 in indebtedness.   Holmwood acquired (i) the Fort Smith Property on December 30, 2014 for a total cost of $4,364,361, (ii) the Johnson City Property on March 26, 2015 for a total cost of $4,210,660, (iii) the Port Canaveral Property on April 9, 2015 for a total cost of $6,117,332 and (iv) the Silt Property on December 9, 2015 for a total cost of $3,770,183.

The total purchase price for our Contribution Properties was determined by our Manager and Holmwood. By agreement, the value of the Silt Property was agreed to be Holmwood’s purchase price, and the values of the remaining Contribution Properties were determined by using prevailing market capitalization rates, as determined by our Manager, and the 2016 pro forma net operating income of each remaining Contribution Property. Our Contribution Agreement required us to enter into an agreement as of the closing of the contribution granting Holmwood registration and qualification rights covering the resale of the shares of common stock into which its OP Units will be convertible, subject to conditions set forth in our operating partner’s limited partnership agreement. For more information about the interest of management in the registration rights agreement, see “- Registration Rights Agreements” below. In addition, as of the closing of the contribution, we entered into a tax protection agreement with Holmwood under which we agreed to (i) indemnify Holmwood for any taxes incurred as a result of a taxable sale of the Contribution Properties for a period of ten years after the closing; and (ii) indemnify Holmwood if a reduction in our nonrecourse liabilities secured by the Contribution Properties results in an incurrence of taxes, provided that we may offer Holmwood the opportunity to guaranty a portion of our operating partnership’s other nonrecourse indebtedness in order to avoid the incurrence of tax on Holmwood. For more information about the interest of management in the tax protection agreement, see “- Tax Protection Agreement” below.

               Based on the issuance of 1,078,416 OP Units to Holmwood at the closing of the contribution, and based upon their current percentage interests in Holmwood, immediately following the closing of the contribution Messrs. Kurlander, Kaplan, Kaplan Jr. and Stanton will beneficially own OP Units in the following amounts: Mr. Kurlander - approximately 857,725 OP Units; Mr. Kaplan – approximately 103,547 OP Units; Mr. Kaplan Jr. – approximately 36,553 OP Units; and Mr. Stanton – approximately 19,238 OP Units.

Tax Protection Agreement

      We entered into the tax protection agreement with Holmwood as of the closing of the contribution. Pursuant to the terms of the tax protection agreement, we are required to indemnify Holmwood for adverse tax consequences resulting to Holmwood if we sell any one or more of the Contribution Properties within ten years after the closing of the contribution.  Additionally, under the tax protection agreement we will indemnify Holmwood if a reduction in our nonrecourse liabilities secured by the Contribution Properties results in an incurrence of taxes, provided that we may offer Holmwood the opportunity to guaranty a portion of our operating partnership’s other nonrecourse indebtedness in order to avoid the incurrence of tax on Holmwood. Through their direct or beneficial membership in Holmwood, Messrs. Kaplan and Kaplan, Jr., individually, and Mr. Stanton, through his ownership and control of Stanton Holdings, LLC, and Dr. Kurlander, through his ownership and control of Baker Hill Holding, LLC, benefit from the Tax Protection Agreement. The Tax Protection Agreement is assignable upon a distribution, and Messrs. Kaplan and Kaplan, Jr., individually, and Mr. Stanton, through his ownership and control of Stanton Holdings, LLC, and Dr. Kurlander, through his ownership and control of Baker Hill Holding, LLC, may each become a party or beneficial party, as applicable, to the Tax Protection Agreement.

Standridge Note

In connection with the purchase of the Lakewood Property, the Moore Property and the Lawton Property, we were issued the Standridge Note in an amount equal to $2,019,789. On December 8, 2017, the Standridge Note was amended. As a result of the amendment, the Standridge Note will mature on the earlier of January 5, 2018, the date on which we complete a public securities offering (including this offering), or the date on which the Lakewood Property, Moore Property and Lawton Property are conveyed or refinanced by us. In conjunction with the amendment, we, through our operating partnership, made a prepayment on the Standridge Note in the amount of $1,502,091.82, or the Prepayment Amount. The Standridge Note bears interest at a rate of 7.0% and requires monthly payments of principal and interest of $15,659.40 with a balloon payment due at maturity. The Standridge Note is pre-payable at any time prior to the maturity date without penalty. The Standridge Note is unsecured but is jointly and severally guaranteed by Messrs. Kaplan, Kaplan, Jr., Kurlander and Stanton, and Baker Hill Holding LLC. On January 5, 2018, we expect the Standridge Note to have a principal balance of $445,101, and we intend to pay off the Standridge Note with proceeds from this offering.

Prepayment of Standridge Note

The Prepayment Amount related to the partial prepayment of the Standridge Note was financed in large part by four promissory notes in the aggregate amount of $1,500,000, or the Promissory Notes. One of the Promissory Notes is payable to Baker Hill Holding LLC, an affiliate of Dr. Kurlander. That Promissory Note is in the principal amount of $500,000, and it carries an interest rate of 8.0%, matures on June 11, 2018 and may be prepaid at any time without penalty. We intend to pay off the Promissory Notes with proceeds from this offering.

Norfolk Interim Loans

In connection with our purchase of the Norfolk Property, we were issued interim loans from Baker Hill Holding LLC, which is controlled by Philip Kurlander, and Robert R. Kaplan, both affiliates of our company, and Fiduciary and Recovery Services, Inc., an unaffiliated, third party. The loans from Baker Hill Holding LLC, Robert R. Kaplan and Fiduciary and Recovery Services, Inc. were in the amounts of $2,770,000, $300,000 and $330,000, respectively, or $3,400,000 in the aggregate. The loans will mature on the March 27, 2018. The loans are pre-payable prior to the maturity date at any time without penalty and bears annual interest at the rate 12.0%. The loans are unsecured. We intend to pay off the loans with proceeds from this offering. On November 7, 2017, the loans had an aggregate principal balance of $3,400,000.

Owned Properties Acquisition Fee

      In connection with our acquisition of the Lakewood Property, the Moore Property and the Lawton Property, we paid Mr. Edwin M. Stanton an acquisition fee of $153,402, or 1.5% of the contract purchase price of $10,226,786.  We paid Mr. Stanton the acquisition fee pursuant to an arrangement Mr. Stanton had with Holmwood and which we assumed when Holmwood assigned us the acquisition contract for our Owned Properties.

Registration Rights Agreements

      We entered into an agreement providing registration and qualification rights to Holmwood in connection with the closing of the contribution. Pursuant to this agreement, with respect to the shares of our common stock that may be issued in a redemption of the OP Units issued to Holmwood in the contribution, we agreed, among other things to either: (a) if a Listing Event has occurred and six months have passed from the closing of the contribution, register such shares of common stock for resale upon the demand of Holmwood (or a majority of the then holders of the OP Units issued to Holmwood) on an appropriate “shelf” registration statement under the Securities Act; or (b) if four years following the closing of the contribution there has been no Listing Event, upon demand of Holmwood, qualify such shares of common stock for resale pursuant to Regulation A promulgated under the Securities Act. We will also grant Holmwood the right to include such shares of our common stock in any registration statements we may file in connection with any future public equity offerings, including a registration statement filed in conjunction with a Listing Event, subject to the terms of the lockup arrangements described herein and subject to the right of the underwriters of those offerings to reduce the total number of such shares of our common stock to be sold by selling stockholders in those offerings. Through their direct or beneficial membership in Holmwood, Messrs. Kaplan and Kaplan, Jr., individually, and Mr. Stanton, through his ownership and control of Stanton Holdings, LLC, and Dr. Kurlander, through his ownership and control of Baker Hill Holding, LLC, benefit from the Registration Rights Agreement. The Registration Rights Agreement is assignable upon a distribution, and Messrs. Kaplan and Kaplan, Jr., individually, and Mr. Stanton, through his ownership and control of Stanton Holdings, LLC, and Dr. Kurlander, through his ownership and control of Baker Hill Holding, LLC, may each become a party or beneficial party, as applicable, to the Registration Rights Agreement.

      We entered into a registration and qualification rights agreement with our Manager in relation to the shares of common stock, or other securities underlied by our common stock, to be issued to our Manager pursuant to our Management Agreement, whether as an equity grant or in payment of the acquisition fee. We agreed, with respect to such shares of common stock received by our Manager, to either (a) if a Listing Event has occurred, register such shares of common stock for resale on an appropriate “shelf” registration statement under the Securities Act, upon demand of the Manager; or (b) if four years following the initial closing of this offering there has been no Listing Event, upon demand of our Manager, qualify such shares of common stock for resale pursuant to Regulation A promulgated under the Securities Act. We also granted our Manager the right to include such shares of our common stock in any registration statements we may file in connection with any future public equity offerings, including a registration statement filed in conjunction with a Listing Event, subject to the terms of the lockup arrangements described herein and subject to the right of the underwriters of those offerings to reduce the total number of such shares of our common stock to be sold by selling stockholders in those offerings.

Indemnification Agreements

   We entered into indemnification agreements with each of our directors and our senior management team that obligate us to indemnify them to the maximum extent permitted by Maryland law. The indemnification agreements provide that if a director or member of our senior management team is a party or is threatened to be made a party to any proceeding, by reason of such director’s or senior management team member’s status as a director, officer or employee of our company, or our manager, we must indemnify such director or senior management team member, and advance expenses actually and reasonably incurred by him or her, or on his or her behalf, unless it has been established that:

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the act or omission of the director or senior management team member was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

●	the director or senior management team member actually received an improper personal benefit in money, property or services; or

●	with respect to any criminal action or proceeding, the director or senior management team member had reasonable cause to believe his or her conduct was unlawful.

Except as described below, our directors and senior management team members will not be entitled to indemnification pursuant to the indemnification agreement:

●	if the proceeding was one brought by us or in our right and the director or senior management team member is adjudged to be liable to us;

●	if the director or senior management team member is adjudged to be liable on the basis that personal benefit was improperly received; or

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in any proceeding brought by the director or senior management team member other than to enforce his or her rights under the indemnification agreement, and then only to the extent provided by the agreement and, except as may be expressly provided in our charter, our bylaws, a resolution of our board of directors or of our stockholders entitled to vote generally in the election of directors or an agreement to which we are a party approved by our board of directors.

Notwithstanding the limitations on indemnification described above, on application by a director of our company or member of our senior management team to a court of appropriate jurisdiction, the court may order indemnification of such director or senior management team member if:

●
the court determines the director or senior management team member is entitled to indemnification as described in the following paragraph, in which case the director or senior management team member shall be entitled to recover from us the expenses of securing such indemnification; or

●
the court determines that such director or senior management team member is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or senior management team member (i) has met the standards of conduct set forth above or (ii) has been adjudged liable for receipt of an “improper personal benefit”; provided, however, that our indemnification obligations to such director or senior management team member will be limited to the expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with any proceeding by or in the right of our company or in which the officer or director shall have been adjudged liable for receipt of an improper personal benefit.

Notwithstanding, and without limiting, any other provisions of the indemnification agreements, if a director or senior management team member is a party or is threatened to be made a party to any proceeding by reason of such director’s or senior management team member’s status as a director, officer or employee of our company, and such director or senior management team member is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such proceeding, we must indemnify such director or senior management team member for all expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with each successfully resolved claim, issue or matter, including any claim, issue or matter in such a proceeding that is terminated by dismissal, with or without prejudice.

In addition, the indemnification agreements will require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by:

●	a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

●	a written undertaking to reimburse us if a court of competent jurisdiction determines that the director or senior management team member is not entitled to indemnification.

SECURITIES BEING OFFERED

General

Our Company and stockholders are governed by our charter and bylaws. See “– Description of Charter and Bylaws” below for a detailed summary of terms of our charter and bylaws. Our charter and bylaws are filed as an exhibit to the Offering Statement of which this Offering Circular is a part. Our charter provides that we may issue up to 750,000,000 shares of common stock and 250,000,000 shares of preferred stock, both having par value $0.01 per share. Pursuant to a private offering, our company classified 400,000 shares of preferred stock as 7.00% Series A Cumulative Convertible Preferred Stock, or the Series A Preferred Stock. Immediately prior to this offering, we had 200,000 shares of common stock issued and outstanding and 144,500 shares of Series A Preferred Stock issued and outstanding. Following the qualification of this offering, we have granted and issued 16,000 shares of common stock to independent directors and issued 588,617 shares of common stock in this offering. We currently have 804,617 shares of common stock issued and outstanding.

We are offering a maximum of 3,000,000 shares of our common stock at an offering price of 10.00 per share, for a maximum offering amount of $30,000,000. The minimum purchase requirement is 150 shares, or $1,500; however, we can waive the minimum purchase requirement in our sole discretion. We will hold closings on at least a monthly basis or more often, at our sole discretion. As a result, an investor may have their investment in escrow or in such investor’s Folio account for up to one month before receipt of their offered shares. Until each closing, the proceeds for that closing will be kept in an escrow account or deposited with Folio for investors purchasing through its platform. See "Plan of Distribution." Upon closing, the proceeds for that closing will be disbursed to us and the shares sold in that closing will be issued to the investors. At the request of an investor, we may, but will not be required to, return funds deposited in the escrow account or an investor’s funds that are deposited in such investor’s Folio account.

The sale of the offered shares began on November 7, 2016, and is expected to continue until the earlier of (i) the date on which the maximum shares offered hereby have been sold, or (ii) November 7, 2018. We may, however, terminate the offering at any time and for any reason. At this time, there is no public trading market for shares of our common stock.

Upon completion of this offering, if we sell the maximum amount, there will be 3,362,224 shares of common stock issued and outstanding. Regardless of the number of shares sold in this offering, there will be 144,500 shares of Series A Preferred Stock issued and outstanding.

Common Stock

       By investing in this offering, you will become a holder of our common stock. Below is a summary of the rights of such holders. For a complete description of our common stock, please review our charter and bylaws filed as exhibits to the offering statement, of which this offering circular is a part.

Dividends

 No dividends to purchasers of our shares of common stock are assured, nor are any returns on, or of, a purchaser’s investment guaranteed. Dividends are subject to our ability to generate positive cash flow from operations. All dividends are further subject to the discretion of our board of directors. It is possible that we may have cash available for dividends, but our board of directors could determine that the reservation, and not distribution, of such to be in our best interest. Holders of our Series A Preferred Stock are entitled to preferred returns before dividends are issued to holders of our common stock. To date, we have provided holders of our common stock with an annualized dividend of 5.5%, or $0.55 per share.

Liquidation Preference

No liquidation preference is provided for holders of our common stock. Upon the dissolution and liquidation of our Company, our Series A Preferred Stock will receive a preference in the distribution of liquidation proceeds equal to any accrued and unpaid preferred returns. Following payment of any accrued but unpaid preferred returns to our Series A Preferred Stock, liquidating distributions will be shared pari passu between our common stock and our Series A Preferred Stock, subject to the right of our board of directors to designate the rights and privileges of our authorized but unissued preferred stock in the future.

Registrar, Transfer Agent and Paying Agent

Shares of our common stock will be held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to effect a transfer. Direct Transfer LLC will act as our registrar and as the transfer agent for our shares.

Stockholder Voting

Subject to the restrictions on ownership and transfer of stock contained in our charter and except as may otherwise be specified in our charter, each share of common stock will have one vote per share on all matters voted on by stockholders, including election of directors. Holders of common stock will vote with holders of the Series A Preferred Stock on all matters to which holders of our common stock are entitled to vote.

Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except that a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director and except as set forth in the next paragraph.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for a majority vote in these situations. Our charter further provides that any or all of our directors may be removed from office for cause, and then only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. For these purposes, “cause” means, with respect to any particular director, conviction of a felony or final judgment of a court of competent jurisdiction holding that such director caused demonstrable material harm to us through bad faith or active and deliberate dishonesty.

Each stockholder entitled to vote on a matter may do so at a meeting in person or by proxy directing the manner in which he or she desires that his or her vote be cast or without a meeting by a consent in writing or by electronic transmission. Any proxy must be received by us prior to the date on which the vote is taken. Pursuant to Maryland law and our bylaws, if no meeting is held, 100% of the stockholders must consent in writing or by electronic transmission to take effective action on behalf of our company, unless the action is advised, and submitted to the stockholders for approval, by our board of directors, in which case such action may be approved by the consent in writing or by electronic transmission of stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders.

Preferred Stock

Our charter authorizes our board of directors, without further stockholder action, to provide for the issuance of up to 250,000,000 shares of preferred stock, in one or more classes or series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as our board of directors approves. As of the date of this offering circular, our board of directors has classified 400,000 shares as Series A Preferred Stock and we have issued 144,500 shares of Series A Preferred Stock. Our board of directors does not have any present plans to issue any additional preferred shares.

Series A Preferred Stock

As of the date this offering circular, 144,500 shares of our Series A Preferred Stock are issued and outstanding. The following paragraphs provide information relative to the rights and preferences of our Series A Preferred Stock

Dividends

Holders of shares of the Series A Preferred Stock will be entitled to receive cumulative cash dividends on the Series A Preferred Stock when, as and if authorized by our board of directors and declared by us from and including the date of original issue or the end of the most recent dividend period for which dividends on the Series A Preferred Stock have been paid, payable quarterly in arrears on each January 5th, April 5th, July 5th and October 5th of each year, commencing on July 5, 2016. From the date of original issue, we will pay dividends at the rate of 7.00% per annum of the $25.00 liquidation preference per share (equivalent to the fixed annual amount of $1.75 per share). Dividends will accrue and be paid on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Series A Preferred Stock will accrue and be cumulative from the end of the most recent dividend period for which dividends have been paid, or if no dividends have been paid, from the date of original issue. Dividends on the Series A Preferred Stock will accrue whether or not (i) we have earnings, (ii) there are funds legally available for the payment of such dividends and (iii) such dividends are authorized by our board of directors or declared by us. Accrued dividends on the Series A Preferred Stock will not bear interest.

There are no restrictions on the repurchase or redemption of the Series A Preferred Stock while there is an arrearage in the payment of dividends. There is no sinking fund associated with the Series A Preferred Stock.

Liquidation Preference

If we liquidate, dissolve or wind-up, holders of shares of the Series A Preferred Stock will have the right to receive $25.00 per share of the Series A Preferred Stock, plus an amount equal to all accrued and unpaid dividends (whether or not authorized or declared) to and including the date of payment, before any distribution or payment is made to holders of our common stock and any other class or series of capital stock ranking junior to the Series A Preferred Stock as to rights upon our liquidation, dissolution or winding up.

The rights of holders of shares of the Series A Preferred Stock to receive their liquidation preference will be subject to the proportionate rights of any other class or series of our capital stock ranking on parity with the Series A Preferred Stock as to rights upon our liquidation, dissolution or winding up, junior to the rights of any class or series of our capital stock expressly designated as having liquidation preferences ranking senior to the Series A Preferred Stock, and in all instances subject to payment of, or provision for, our debts and other liabilities.

Automatic Conversion

The Series A Preferred Stock shall automatically convert into common stock upon the occurrence of our initial listing of our common stock on the New York Stock Exchange, NYSE MKT, NASDAQ Stock Exchange, or any other national securities exchange, or a Listing Event. As of the date of the Listing Event, a holder of shares of Series A Preferred Stock shall receive a number of shares of common stock in accordance with the following formula.

where:	Y = (($25.00*X1) + X2)/$10.00 + 0.2*($25.00*X1)/$10.00)
Y = the number of shares of common stock received
X1 = the number of shares of the Preferred Stock held by the applicable holder.
X2 = the cumulative accrued but unpaid preferred dividends on the applicable holder’s Preferred Stock as of the conversion date.

Optional Conversion

If a Listing Event has not occurred on or prior to the date that is four years following the date of the Articles Supplementary filed with the Delaware Secretary of State creating the Series A Preferred Stock then holders of the Series A Preferred Stock, at their option, may, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series A Preferred Stock into common stock. Upon exercise of this optional conversion right, a holder of Series A Preferred Stock shall receive a number of shares of common stock in accordance with the formula describe in “– Automatic Conversion” above.

Voting Rights

Except in respect of the special voting rights described below and in our charter, the Series A Preferred Stock will have identical voting rights as our common stock, with each share of Series A Preferred Stock entitling its holder to one vote on all matters on which our common stockholders are entitled to vote. The Series A Preferred Stock and common stock will vote together as one class, except in respect of the special voting rights described below and in our charter.

So long as any shares of Series A Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by our charter, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock voting together as a single class with any other series of preferred stock upon which like voting rights have been conferred, authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any of our authorized capital stock into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase such capital stock.

Issuance of Additional Securities and Debt Instruments

Our board of directors is authorized to issue additional securities, including common stock, preferred stock, convertible preferred stock and convertible debt, for cash, property or other consideration on such terms as they may deem advisable and to classify or reclassify any unissued shares of capital stock of our company into other classes or series of stock without approval of the holders of the outstanding securities. We may issue debt obligations with conversion privileges on such terms and conditions as the directors may determine, whereby the holders of such debt obligations may acquire our common stock or preferred stock. We may also issue warrants, options and rights to buy shares on such terms as the directors deem advisable, despite the possible dilution in the value of the outstanding shares which may result from the exercise of such warrants, options or rights to buy shares, as part of a ratable issue to stockholders, as part of a private or public offering or as part of other financial arrangements. Our board of directors, with the approval of a majority of the directors and without any action by stockholders, may also amend our charter from time to time to increase or decrease the aggregate number of shares of our stock or the number of shares of stock of any class or series that we have authority to issue.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the federal tax laws, we must meet several requirements concerning the ownership of our outstanding capital stock. Specifically, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include specified private foundations, employee benefit plans and trusts, and charitable trusts, during the last half of a taxable year, other than our first REIT taxable year. Moreover, 100 or more persons must own our outstanding shares of capital stock during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, other than our first REIT taxable year.

Because our board of directors believes it is essential for our company to qualify and continue to qualify as a REIT and for other corporate purposes, our charter, subject to the exceptions described below, provides that no person may own, or be deemed to own by virtue of the attribution provisions of the federal income tax laws, more than 9.8% of:

●	the total value of the outstanding shares of our capital stock; or

●	the total value or number (whichever is more restrictive) of outstanding shares of our common stock.

This limitation regarding the ownership of our shares is the “9.8% Ownership Limitation.” Further, our charter provides for certain circumstances where our board of directors may exempt (prospectively or retroactively) a person from the 9.8% Ownership Limitation and establish or increase an excepted holder limit for such person. This exception is the “Excepted Holder Ownership Limitation.” Subject to certain conditions, our board of directors may also increase the 9.8% Ownership Limitation for one or more persons and decrease the 9.8% Ownership Limitation for all other persons.

To assist us in preserving our status as a REIT, among other purposes, our charter also contains limitations on the ownership and transfer of shares of common stock that would:

●	result in our capital stock being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution;

●	result in our company being “closely held” under the federal income tax laws; and

●
cause our company to own, actually or constructively, 9.8% or more of the ownership interests in a tenant of our real property, under the federal income tax laws or otherwise fail to qualify as a REIT.

Any attempted transfer of our stock which, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void, with the intended transferee acquiring no rights in such shares of stock. If any transfer of our stock occurs which, if effective, would result in any person owning shares in violation of the other limitations described above (including the 9.8% Ownership Limitation), then that number of shares the ownership of which otherwise would cause such person to violate such limitations will automatically result in such shares being designated as shares-in-trust and transferred automatically to a trust effective on the day before the purported transfer of such shares. The record holder of the shares that are designated as shares-in-trust, or the prohibited owner, will be required to submit such number of shares of capital stock to our company for registration in the name of the trust. We will designate the trustee, but it will not be affiliated with our company. The beneficiary of the trust will be one or more charitable organizations that are named by our company. If the transfer to the trust would not be effective for any reason to prevent a violation of the limitations on ownership and transfer, then the transfer of that number of shares that otherwise would cause the violation will be null and void, with the intended transferee acquiring no rights in such shares.

Shares-in-trust will remain shares of issued and outstanding capital stock and will be entitled to the same rights and privileges as all other stock of the same class or series. The trust will receive all dividends and other distributions on the shares-in-trust and will hold such dividends or other distributions in trust for the benefit of the beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. The trust will vote all shares-in-trust and, subject to Maryland law, the trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the beneficiary as follows. The prohibited owner generally will receive from the trust the lesser of:

●
the price per share such prohibited owner paid for the shares of capital stock that were designated as shares-in-trust or, in the case of a gift or devise, the market price per share on the date of such transfer; or

●	the price per share received by the trust from the sale of such shares-in-trust.

The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions that have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. The trust will distribute to the beneficiary any amounts received by the trust in excess of the amounts to be paid to the prohibited owner. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then the shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for the shares that exceeds the amount such prohibited owner was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, the shares-in-trust will be deemed to have been offered for sale to our company, or our designee, at a price per share equal to the lesser of:

●	the price per share in the transaction that created such shares-in-trust or, in the case of a gift or devise, the market price per share on the date of such gift or devise; or

●	the market price per share on the date that our company, or our designee, accepts such offer.

We may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions that have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the beneficiary. We will have the right to accept such offer for a period of 90 days after the later of the date of the purported transfer which resulted in such shares-in-trust or the date we determine in good faith that a transfer resulting in such shares-in-trust occurred.

“Market price” on any date means the closing price for our stock on such date. The “closing price” refers to the last quoted price as reported by the primary securities exchange or market on which our stock is then listed or quoted for trading. If our stock is not so listed or quoted at the time of determination of the market price, our board of directors will determine the market price in good faith.

If you acquire or attempt to acquire shares of our capital stock in violation of the foregoing restrictions, or if you owned common or preferred stock that was transferred to a trust, then we will require you to give us immediate written notice of such event or, in the case of a proposed or attempted transaction, at least 15 days written notice, and to provide us with such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

If you own, directly or indirectly, more than 5%, or such lower percentages as required under the federal income tax laws, of our outstanding shares of stock, then you must, within 30 days after January 1 of each year, provide to us a written statement or affidavit stating your name and address, the number of shares of capital stock owned directly or indirectly, and a description of how such shares are held. In addition, each direct or indirect stockholder shall provide to us such additional information as we may request in order to determine the effect, if any, of such ownership on our qualification as a REIT and to ensure compliance with the ownership limit.

The ownership limit generally will not apply to the acquisition of shares of capital stock by an underwriter that participates in a public offering of such shares. In addition, our board of directors, upon receipt of a ruling from the IRS or an opinion of counsel and upon such other conditions as our board of directors may direct, including the receipt of certain representations and undertakings required by our charter, may exempt (prospectively or retroactively) a person from the ownership limit and establish or increase an excepted holder limit for such person. However, the ownership limit will continue to apply until our board of directors determines that it is no longer in the best interests of our company to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required for REIT qualification.

All certificates, if any, representing our common or preferred stock, will bear a legend referring to the restrictions described above.

The ownership limit in our charter may have the effect of delaying, deferring or preventing a takeover or other transaction or change in control of our company that might involve a premium price for your shares or otherwise be in your interest as a stockholder.

Distributions

We intend to qualify as a REIT for federal income tax purposes. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains.

To satisfy the requirements for qualification as a REIT and generally not be subject to federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income, determined without regard to dividends paid, to our stockholders out of assets legally available for such purposes. Our board of directors has not yet determined the rate for our future dividends, and all future distributions will be determined at the sole discretion of our board of directors on a quarterly basis. When determining the amount of future distributions, we expect that our board of directors will consider, among other factors, (i) the amount of cash generated from our operating activities, (ii) our expectations of future cash flows, (iii) our determination of near-term cash needs for acquisitions of new properties, general property capital improvements and debt repayments, (iv) our ability to continue to access additional sources of capital, (v) the requirements of Maryland law, (vi) the amount required to be distributed to maintain our status as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay and (vii) any limitations on our distributions contained in our credit or other agreements.

We cannot assure you that we will generate sufficient cash flows to make distributions to our stockholders or that we will be able to sustain those distributions. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets, make a taxable distribution of our equity or debt securities, or reduce such distributions. In addition, while we have no intention to do so, prior to the time we have fully invested the net proceeds of this offering, we may fund our distributions out of the net proceeds of this offering, which could adversely impact our results of operations. Our distribution policy enables us to review the alternative funding sources available to us from time to time. Our actual results of operations will be affected by a number of factors, including the revenues we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

For income tax purposes, dividends to stockholders will be characterized as ordinary income, capital gains, or as a return of a stockholder’s invested capital. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital qualified dividend income or capital gain.

Shares Eligible for Future Sale

After giving effect to the completion of this offering, assuming we sell the maximum, we will have 3,216,000 shares of common stock outstanding. The 3,000,000 shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter.

Prior to this offering, there has been no public market for our common stock. We intend to apply for quotation of our common stock on the OTCQX beginning after the final closing of this offering. However, no assurance can be given as to (1) our approval for quotation on the OTCQX, (2) the likelihood that an active market for our shares of common stock will develop, (3) the liquidity of any such market, (4) the ability of the stockholders to sell the shares or (5) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors — Risks Related to the Offering and Lack of Liquidity.”

For a description of certain restrictions on transfers of shares of our common stock, see “Restrictions on Ownership and Transfer.

IMPORTANT PROVISIONS OF MARYLAND CORPORATE LAW AND
OUR CHARTER AND BYLAWS

The following is a summary of some important provisions of Maryland law, our charter and our bylaws in effect as of the date of this offering circular, copies of which are filed as an exhibit to the offering statement to which this offering circular relates and may also be obtained from us.

Our Charter and Bylaws

Stockholder rights and related matters are governed by the Maryland General Corporation Law, or MGCL, and our charter and bylaws. Provisions of our charter and bylaws, which are summarized below, may make it more difficult to change the composition of our board of directors and may discourage or make more difficult any attempt by a person or group to obtain control of our company.

Stockholders’ Meetings

An annual meeting of our stockholders will be held each year on the date and at the time and place set by our board of directors for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. A special meeting of our stockholders may be called in the manner provided in the bylaws, including by the president, the chief executive officer, the chairman of the board, or our board of directors, and, subject to certain procedural requirements set forth in our bylaws, must be called by the secretary to act on any matter that may properly be considered at a meeting of stockholders upon written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast on such matter at such meeting. Subject to the restrictions on ownership and transfer of stock contained in our charter and except as may otherwise be specified in our charter, at any meeting of the stockholders, each outstanding share of common stock entitles the owner of record thereof on the applicable record date to one vote on all matters submitted to a vote of stockholders. In general, the presence in person or by proxy of a majority of our outstanding shares of common stock entitled to vote constitutes a quorum, and the majority vote of our stockholders will be binding on all of our stockholders.

Our Board of Directors

A vacancy in our board of directors caused by the death, resignation or incapacity of a director or by an increase in the number of directors may be filled only by the vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred. Any director may resign at any time and may be removed only for cause, and then only by our stockholders entitled to cast at least a majority of the votes entitled to be cast generally in the election of directors.

Each director will serve a term beginning on the date of his or her election and ending on the next annual meeting of the stockholders and when his or her successor is duly elected and qualifies. Because holders of common stock have no right to cumulative voting for the election of directors, at each annual meeting of stockholders, the holders of the shares of common stock with a majority of the voting power of the common stock will be able to elect all of the directors.

Beginning on the date of the initial closing of this offering, our bylaws will require that a majority of our board of directors be comprised of independent directors. Our bylaws define an independent director as a duly appointed or elected person whom the remaining members of our board of directors have determined meets the standards for independence set forth in the most current NYSE Listed Company Manual. Our board of directors may amend our bylaws at any time without stockholder consent, including without limitation to eliminate the majority independent director requirement.

Limitation of Liability and Indemnification

Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity and permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

●	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

●	the director or officer actually received an improper personal benefit in money, property or services; or

●	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

Finally, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

To the maximum extent permitted by Maryland law, our charter limits the liability of our directors and officers to us and our stockholders for monetary damages and our charter authorizes us to obligate ourselves to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our directors, our officers, and our Manager (including any director or officer who is or was serving at the request of our company as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise). In addition, our bylaws require us to indemnify and advance expenses to our directors and our officers, and permit us, with the approval of our board of directors, to provide such indemnification and advance of expenses to any individual who served a predecessor of us in any of the capacities described above and to any employee or agent of us, including our Manager, or a predecessor of us.

However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable.

We may also purchase and maintain insurance to indemnify such parties against the liability assumed by them whether or not we are required or have the power to indemnify them against this same liability.

Takeover Provisions of the MGCL

The following paragraphs summarize some provisions of Maryland law and our charter and bylaws which may delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our stockholders.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined as any person who beneficially owns 10% or more of the voting power of the corporation’s then outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. After the five-year prohibition, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder.

Pursuant to the statute, our board of directors has opted out of these provisions of the MGCL provided that the business combination is first approved by our board of directors, in which case, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and any person. As a result, any person may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by our company with the super-majority vote requirements and the other provisions of the statute.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors:

●	a person who makes or proposes to make a control share acquisition;

●	an officer of the corporation; or

●	an employee of the corporation who is also a director of the corporation.

“Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

●	one-tenth or more but less than one-third;

●	one-third or more but less than a majority; or

●	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. We cannot assure you that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

●	a classified board;

●	a two-thirds vote requirement for removing a director;

●	a requirement that the number of directors be fixed only by vote of the directors;

●	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred; and

●	a majority requirement for the calling of a special meeting of stockholders.

We have elected to provide that vacancies on our board of directors may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already vest in our board of directors the exclusive power to fix the number of directorships and require, unless called by the president, the chief executive officer, the chairman of the board or our board of directors, the request of stockholders entitled to cast at least a majority of the votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders to call a special meeting to act on such matter.

Dissolution or Termination of Our Company

We are an infinite-life corporation that may be dissolved under the MGCL at any time by the affirmative vote of a majority of our entire board and of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. Our operating partnership has a perpetual existence.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who is a stockholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (1) by or at the direction of the board of directors or (2) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

ADDITIONAL REQUIREMENTS AND RESTRICTIONS

Broker-Dealer Requirements

Each of the participating broker-dealers, authorized registered representatives or any other person selling shares of our common stock on our behalf is required to:

make every reasonable effort to determine that the purchase of shares is a suitable and appropriate investment for each investor based on information provided by such investor to the broker-dealer, including such investor’s age, investment objectives, income, net worth, financial situation and other investments held by such investor; and

maintain, for at least six (6) years, records of the information used to determine that an investment in our shares is suitable and appropriate for each investor.

In making this determination, your participating broker-dealer, authorized registered representative or other person selling shares on our behalf will, based on a review of the information provided by you, consider whether you:

●	meet the minimum suitability standards established by us and the investment limitations established under Regulation A;

●	can reasonably benefit from an investment in our shares based on your overall investment objectives and portfolio structure;

●	are able to bear the economic risk of the investment based on your overall financial situation; and

●	have an apparent understanding of:

●	the fundamental risks of an investment in the shares;

●	the risk that you may lose your entire investment;

●	the lack of liquidity of the shares;

●	the restrictions on transferability of the share;

●	the background and qualifications of our management; and

●	our business.

Restrictions Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any “unacceptable investor,” which means anyone who is:

●
a “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization,” or “blocked person” within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;

●	acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

●	within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

●
a person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

●	designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

THE OPERATING PARTNERSHIP AGREEMENT

General

HC Government Realty Holdings, L.P., which we refer to as our operating partnership, was formed as a Delaware limited partnership on March 14, 2016.  All of our assets are held by, and all of our operations are conducted through, our operating partnership. We have entered into Agreement of Limited Partnership of HC Government Realty Holdings, L.P., or the Limited Partnership Agreement. Pursuant to the Limited Partnership Agreement, we are the sole general partner of the operating partnership.

As the general partner of our operating partnership, we have full, exclusive and complete responsibility and discretion in the management and control of the operating partnership, including the ability to cause the operating partnership to enter into certain major transactions, including acquisitions, dispositions, re-financings, select tenants for our properties, enter into leases for our properties, make distributions to partners, and cause changes in the operating partnership’s business activities.

Upon completion of this offering, limited partners other than us will own approximately 26.7% of our operating partnership. The limited partners of our operating partnership have no authority in their capacity as limited partners to transact business for, or participate in the management activities or decisions of, our operating partnership except as required by applicable law. Consequently, we, by virtue of our position as the sole general partner, control the assets and business of our operating partnership.

In the Limited Partnership Agreement, the limited partners of our operating partnership expressly acknowledge that we, as general partner of our operating partnership, are acting for the benefit of our operating partnership, the limited partners and our stockholders, collectively. Neither us nor our board of directors is under any obligation to give priority to the separate interests of the limited partners in deciding whether to cause our operating partnership to take or decline to take any actions. In particular, we will be under no obligation to consider the tax consequence to limited partners when making decisions for the benefit of our operating partnership, but we are expressly permitted to take into account our tax consequences. If there is a conflict between the interests of our stockholders, on one hand, and the interests of the limited partners, on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in our operating partnership, we have agreed to resolve any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners in favor of our stockholders. We are not liable under the Limited Partnership Agreement to our operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions so long as we have acted in good faith.

Classes of Partnership Units

Subject to our discretion as general partner to create additional classes of limited partnership interests, our operating partnership currently has three classes of limited partnership interests. These classes are the OP Units, the LTIP units, and the Series A Preferred Units. See “- LTIP Units” and “- Series A Preferred Units” below. In calculating the percentage interests of our operating partnership’s partners, holders of LTIP units are treated as holders of OP Units and LTIP units are treated as OP Units.

Our operating partnership will issue OP Units to limited partners, including Holmwood, and our operating partnership will issue LTIP units to persons who provide services to the it or us, including our officers, directors and employees.

As general partner, we may cause our operating partnership to issue additional OP Units or LTIP units for any consideration, or we may cause the creation of a new class of limited partnership interests, at our sole and absolute discretion. LTIP Units may, in our sole discretion, as general partner, be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of a vesting agreement. The terms of any vesting agreement may be modified by us from time to time in our sole discretion, subject to any restrictions on amendment imposed by the relevant vesting agreement or any equity incentive plan. Vested LTIP Units are eligible to be converted into OP Units in accordance with the Limited Partnership Agreement, and unvested LTIP units may not be converted into OP Units. Taking these differences into account, when we refer to “partnership units,” we are referring to OP Units and vested and unvested LTIP units collectively.

Amendments to the Limited Partnership Agreement

Amendments to the Limited Partnership Agreement may be proposed by us, as general partner, or by limited partners holding 66 2/3% or more of all of the outstanding partnership units held by limited partners other than us.

Generally, the Limited Partnership Agreement may not be amended, modified, or terminated without our approval and the written consent of limited partners holding more than 50% of all of the outstanding partnership units held by limited partners other than us. As general partner, we have the power to unilaterally make certain amendments to the Limited Partnership Agreement without obtaining the consent of the limited partners, as may be necessary to:

●	add to our obligations as general partner or surrender any right or power granted to us as general partner for the benefit of the limited partners;

●	reflect the issuance of additional partnership units or the admission, substitution, termination or withdrawal of partners in accordance with the terms of the Limited Partnership Agreement;

●	set forth or amend the designations, rights, powers, duties, and preferences of the holders of any additional partnership units issued by our operating partnership;

●
reflect a change of an inconsequential nature that does not adversely affect the limited partners in any material respect, or cure any ambiguity, correct or supplement any provisions of the Limited Partnership Agreement not inconsistent with law or with other provisions of the Limited Partnership Agreement, or make other changes concerning matters under the Limited Partnership Agreement that will not otherwise be inconsistent with the Limited Partnership Agreement or law;

●	reflect changes that are reasonably necessary for us, as general partner, to qualify and maintain our qualification as a REIT;

●
include provisions in the Limited Partnership Agreement that may be referenced in any rulings, regulations, notices, announcements, or other guidance regarding the federal income tax treatment of compensatory partnership interests issued and made effective after the Limited Partnership Agreement or in connection with any elections that the we determine to be necessary or advisable in respect of any such guidance. Any such amendment may include, without limitation, (a) a provision authorizing or directing us to make any election under the such guidance, (b) a covenant by our operating partnership and all of the partners to agree to comply with the such guidance, (c) an amendment to the capital account maintenance provisions and the allocation provisions contained in the Limited Partnership Agreement so that such provisions comply with (I) the provisions of the Code and the Federal Income Tax Regulations validly issued under the Code, as amended as hereafter amended from time to time, as they apply to the issuance of compensatory partnership interests and (II) the requirements of such guidance and any election made by us with respect thereto, including, a provision requiring “forfeiture allocations” as appropriate. Any such amendments to this Limited Partnership Agreement shall be binding upon all partners; and

●	satisfy any requirements, conditions or guidelines of federal or state law.

Amendments that would, among other things, convert a limited partner’s interest into a general partner’s interest, modify the limited liability of a limited partner in a manner adverse to the limited partner, adversely alter a partner’s right to receive any distributions or allocations of profits or losses or adversely alter or modify the redemption rights, or cause the termination of our operating partnership other than in accordance with Section 2.04 of the Limited Partnership Agreement, or amend Section 11.01(c) of the Limited Partnership Agreement must be approved by each limited partner that would be adversely affected by such amendment.

In addition, we, as general partner, may not do any of the following except as expressly authorized in the Limited Partnership Agreement under certain circumstances:

●
without the written consent of limited partners holding more than 66 2/3% of all of the outstanding partnership units held by limited partners other than us, take any action in contravention of an express prohibition or limitation contained in the Limited Partnership Agreement;

●	acquire an interest in real or personal property other than through our operating partnership; or

●
except as described in “— Restrictions on Mergers, Sales, Transfers and Other Significant Transactions” below, withdraw from our operating partnership or transfer any portion of our general partnership interest.

Restrictions on Mergers, Sales, Transfers and Other Significant Transactions

We may not voluntarily withdraw from the operating partnership or transfer or assign our general partnership interest in the operating partnership or engage in any merger, consolidation or other combination, or sale of all, or substantially all, of our assets in a transaction which results in a change of control of our company (as general partner) unless:

●	we receive the consent of limited partners holding more than 50% of the partnership units held by the limited partners (other than those held by us or our subsidiaries);

●
as a result of such a transaction, all limited partners (other than us or our subsidiaries) holding partnership units, will receive for each partnership unit an amount of cash, securities or other property equal in value to the amount of cash, securities or other property they would have received if their partnership units had been converted into shares of our common stock immediately prior to such transaction, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to, and accepted by, the holders of more than 50% of the outstanding shares of our common stock, each holder of Units (other than us or our subsidiaries) shall be given the option to exchange such Units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

●
we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than us or our subsidiaries) receive for each partnership unit an amount of cash, securities or other property having a value that is no less than the greatest amount of cash, securities or other property received in the transaction by our stockholders.

We also may merge or consolidate with another entity, if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than Units held by us, are contributed, directly or indirectly, to our operating partnership as a capital contribution in exchange for Units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor in such merger or consolidation expressly agrees to assume all of our obligations under our Limited Partnership Agreement and such Limited Partnership Agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of conversion or redemption rights that approximates the existing method for such calculation as closely as reasonably possible.

We also may (i) transfer all or any portion of our general partnership interest to (A) a wholly-owned subsidiary or (B) a parent company, and following such transfer may withdraw as the general partner and (ii) engage in a transaction required by law or by the rules of any national securities exchange on which shares of our common stock are listed.

Limited partners may not transfer their partnership units without our consent, as the operating partnership’s general partner.

Capital Contributions

We will contribute directly to our operating partnership substantially all of the net proceeds of this offering in exchange for additional OP Units; however, we will be deemed to have made capital contributions in the amount of the gross offering proceeds received from investors. The operating partnership will be deemed to have simultaneously paid the underwriting discounts and commissions and other costs associated with the offering.

As a result of this structure, once we elect REIT status, we will be considered an UPREIT, or an umbrella partnership real estate investment trust. An UPREIT is a structure that REITs often use to acquire real property from sellers on a tax-deferred basis because the sellers can generally accept partnership units and defer taxable gain otherwise required to be recognized by them upon the disposition of their properties. Such sellers may also desire to achieve diversity in their investment and other benefits afforded to stockholders in a REIT. Prior to the completion of this offering, we owned, directly and indirectly, 100% of the partnership interests in our operating partnership, and our operating partnership was a disregarded entity for federal income tax purposes and we were treated as owning all of our operating partnership’s assets and income for purposes of satisfying the asset and income tests for qualification as a REIT. Upon completion of this offering, our operating partnership will be treated as having two or more partners for federal income tax purposes, will be treated as a partnership, and the REIT’s proportionate share of the assets and income of the operating partnership will be deemed to be assets and income of the REIT for purposes of satisfying the asset and income tests for qualification as a REIT.

We are obligated to contribute the net proceeds of any future offering of shares as additional capital to our operating partnership. If we contribute additional capital to our operating partnership, we will receive additional Units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the operating partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. The Limited Partnership Agreement provides that if the operating partnership requires additional funds at any time in excess of funds available to the operating partnership from cash flow, borrowings by our operating partnership or capital contributions, we may borrow such funds from a financial institution or other lenders and lend such funds to the operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. In addition, if we contribute additional capital to the operating partnership, we will revalue the property of the operating partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the Limited Partnership Agreement, if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation.

Issuance of Additional Limited Partnership Interests

As the sole general partner of our operating partnership, we are authorized, without the consent of the limited partners, to cause our operating partnership to issue additional units to us, to other limited partners or to other persons for such consideration and on such terms and conditions as we deem appropriate. If additional units are issued to us, then, unless the additional units are issued in connection with a contribution of property to our operating partnership, we must (1) issue additional shares of our common stock and must contribute to our operating partnership the entire proceeds received by us from such issuance or (2) issue additional units to all partners in proportion to their respective interests in our operating partnership. In addition, we may cause our operating partnership to issue to us additional partnership interests in different series or classes, which may be senior to the units, in conjunction with an offering of our securities having substantially similar rights, in which the proceeds thereof are contributed to our operating partnership. Consideration for additional partnership interests may be cash or other property or assets. No person, including any partner or assignee, has preemptive, preferential or similar rights with respect to additional capital contributions to our operating partnership or the issuance or sale of any partnership interests therein.

Our operating partnership may issue limited partnership interests that are OP Units, limited partnership interests that are preferred as to distributions and upon liquidation to our OP Units, LTIP Units Series A Preferred Units and other types of units with such rights and obligations as may be established by us, as the sole general partner of our operating partnership, from time to time.

Redemption Rights

Pursuant to the Limited Partnership Agreement, any holders of OP Units, other than us or our subsidiaries, will receive redemption rights, which will enable them to cause the operating partnership to redeem their OP Units in exchange for cash or, at our option, shares of our common stock. The cash redemption amount per share of common stock will be based on the market price of our common stock at the time of redemption, multiplied by the conversion ratio set forth in our Limited Partnership Agreement. Alternatively, we may elect to purchase the OP Units by issuing shares of our common stock for OP Units, based on the conversion ratio set forth in our Limited Partnership Agreement.

The conversion ratio is initially one to one, but is adjusted based on certain events including: (i) a distribution in shares of our common stock to holders of our outstanding common stock, (ii) a subdivision of our outstanding common stock, or (iii) a reverse split of our outstanding shares of common stock into a smaller number of shares. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of shares of our common stock to the redeeming limited partner would:

●	result in any person owning, directly or indirectly, shares of our common stock in excess of the stock ownership limit in our charter;

●	result in our common stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution);

●	result in our being “closely held” within the meaning of Section 856(h) of the Code;

●
cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant (other than a TRS) of ours, the operating partnership’s or a subsidiary partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code;

●	cause us to fail to qualify as a REIT under the Code; or

●
cause the acquisition of our common stock by such redeeming limited partner to be “integrated” with any other distribution of common stock for purposes of complying with the registration provisions of the Securities Act.

We may, in our sole and absolute discretion, waive certain of these restrictions.

Subject to the foregoing, limited partners of our operating partnership holding OP Units may exercise their redemption rights at any time after one year following the date of issuance of their OP Units. However, a limited partner may not deliver more than two notices of redemption during each calendar year (subject to the terms of any agreement between us, as general partner, and a limited partner) and may not exercise its redemption right for less than 1,000 OP Units, unless such limited partner holds less than 1,000 OP Units, in which case, it must exercise its redemption right for all of its OP Units. We do not expect to issue any shares of our common stock offered hereby to limited partners of the operating partnership in exchange for their OP Units, if they elect to redeem their OP Units. Rather, in the event a limited partner of our operating partnership exercises its redemption rights, and we elect to redeem the OP Units by the issuance of shares of our common stock, we expect to issue unregistered shares, or shares that shall have been registered after completion of this offering in connection with any such redemption transaction.

No Removal of the General Partner

We may not be removed as general partner by the limited partners with or without cause.

LTIP Units

LTIP Units shall rank pari passu with OP Units as to the payment of regular and special periodic or other distributions and distribution of assets upon liquidation, dissolution or winding up. As to the payment of distributions and as to distribution of assets upon liquidation, dissolution or winding up, any class or series of partnership units which by its terms specifies that it shall rank junior to, on a parity with, or senior to the OP Units shall also rank junior to, or pari passu with, or senior to, as the case may be, the LTIP Units. Subject to the terms of any vesting agreement, a holder of LTIP Units shall be entitled to transfer his or her LTIP Units to the same extent, and subject to the same restrictions as holders of OP Units.

LTIP Units may, in our sole discretion, as general partner, be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of a vesting agreement. The terms of any vesting agreement may be modified by us from time to time in our sole discretion, subject to any restrictions on amendment imposed by the relevant vesting agreement or any equity incentive plan.

Holders of LTIP Units shall (a) have the same voting rights as the any limited partner, with the LTIP Units voting as a single class with the OP Units and having one vote per LTIP Unit; and (b) have the additional voting rights that are expressly set forth in the Limited Partnership Agreement, so long as any LTIP Units remain outstanding. The foregoing voting provisions will not apply if, at or before the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding LTIP Units shall have been converted into Common Units.

A holder of LTIP Units shall have the right, or the Conversion Right, at his or her option, at any time to convert all or a portion of his or her vested LTIP Units into OP Units; provided, however, that a holder may not exercise the Conversion Right for less than one thousand (1,000) vested LTIP Units or, if such holder holds less than one thousand vested LTIP Units, all of the vested LTIP Units held by such holder. Holders of vested LTIP Units shall not have the right to convert unvested LTIP Units into OP Units until they become vested LTIP Units; provided, however, that when a holder of LTIP Units is notified of the expected occurrence of an event that will cause his or her unvested LTIP Units to become vested LTIP Units, such holder may give the operating partnership a notice in the form provided on Exhibit D to the Limited Partnership Agreement conditioned upon and effective as of the time of vesting and such notice, unless subsequently revoked by such holder, shall be accepted by the operating partnership subject to such condition. We shall have the right at any time to cause a conversion of vested LTIP Units into OP Units.

Series A Preferred Units

The Series A Preferred Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the operating partnership, rank (a) senior to OP Units, LTIP Units, and any other class or series of unit designated as common and any class or series of preferred units expressly designated as ranking junior to the Series A Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the operating partnership, or the Junior Units; (b) on a parity with any class or series of preferred units issued by the operating partnership expressly designated as ranking on a parity with the Series A Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership, or the Parity Preferred Units; and (c) junior to any class or series of preferred units issued by the operating partnership expressly designated as ranking senior to the Series A Preferred Units with respect to distribution rights and rights upon liquidation, dissolution or winding up of the operating partnership. The Series A Preferred Units will also rank junior in right or payment to the operating partnership’s existing and future indebtedness.

Subject to the preferential rights of holders of any class or series of preferred units of the operating partnership expressly designated as ranking senior to the Series A Preferred Units, the holders of Series A Preferred Units shall be entitled to receive, when, as and if authorized by us and declared by the operating partnership, out of funds of the operating partnership legally available for payment of distributions, preferential cumulative cash distributions at the rate of 7.00% per annum of the liquidation preference of $25.00 per unit (equivalent to a fixed annual amount of $1.75 per unit), or the Series A Preferred Return, from the date of original issue of the Series A Preferred Units. Distributions on the Series A Preferred Units shall accrue and be cumulative from (and including) the date of original issue of any Series A Preferred Units or the end of the most recent Distribution Period for which distributions have been paid, and shall be payable quarterly, in equal amounts, in arrears, on or about the 5th day of each January, April, July and October of each year (or, if not a business day, the next succeeding business day (each a “Series A Preferred Distribution Payment Date”) for the period ending on such Series A Preferred Distribution Payment Date, commencing on July 5, 2016. A “Distribution Period” is the respective period commencing on and including January 1, April 1, July 1 and October 1 of each year and ending on and including the day preceding the first day of the next succeeding Distribution Period (other than the initial Distribution Period and the Distribution Period during which any Series A Preferred Units shall be redeemed or otherwise acquired by the operating partnership). The term “Business Day” shall mean each day, other than a Saturday or Sunday, which is not a day on which banks in the State of New York are required to close. The amount of any distribution payable on the Series A Preferred Units for any Distribution Period will be computed on the basis of twelve 30-day months and a 360-day year. Distributions will be payable to holders of record of the Series A Preferred Units as they appear on the records of the operating partnership at the close of business on the 25th day of the month preceding the applicable Series A Preferred Distribution Payment Date, i.e., December 25, March 25, June 25 and September 25

Distributions on the Series A Preferred Units will accrue whether or not the Partnership has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized or declared. Unless full cumulative distributions on the Series A Preferred Units have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof is set apart for payment for all past Distribution Periods that have ended, no distributions (other than a distribution in Junior Units or in options, warrants or rights to subscribe for or purchase any such Junior Units) shall be declared and paid or declared and set apart for payment nor shall any other distribution be declared and made upon the Junior Units or the Parity Preferred Units, nor shall any Junior Units or Parity Preferred Units be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such units) by the operating partnership (except (i) by conversion into or exchange for Junior Units, (ii) the purchase of Series A Preferred Units, Junior Units or Parity Preferred Units in connection with a redemption of stock pursuant to the charter to the extent necessary to preserve our qualification as a REIT or (iii) the purchase of Parity Preferred Units pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Units). Holders of the Series A Preferred Units shall not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions on the Series A Preferred Units as provided above. Any distribution made on the Series A Preferred Units shall first be credited against the earliest accrued but unpaid distribution due with respect to such units which remains payable.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the operating partnership, the holders of Series A Preferred Units are entitled to be paid out of the assets of the operating partnership legally available for distribution to its partners, after payment of or provision for the operating partnership’s debts and other liabilities, a liquidation preference of $25.00 per unit, plus an amount equal to any accrued and unpaid distributions (whether or not authorized or declared) thereon to and including the date of payment, but without interest, before any distribution of assets is made to holders of Junior Units. If the assets of the operating partnership legally available for distribution to partners are insufficient to pay in full the liquidation preference on the Series A Preferred Units and the liquidation preference on any Parity Preferred Units, all assets distributed to the holders of the Series A Preferred Units and any Parity Preferred Units shall be distributed pro rata so that the amount of assets distributed per Series A Preferred Units and such Parity Preferred Units shall in all cases bear to each other the same ratio that the liquidation preference per Series A Preferred Unit and such Parity Preferred Units bear to each other.

In connection with any conversion of any shares of our Series A Preferred Stock, the operating partnership shall convert, on the date of such conversion, a number of outstanding Series A Preferred Units into a number of OP Units equivalent to the product of the number of shares of common stock issued upon conversion of the Series A Preferred Stock multiplied by the Conversion Factor, as defined in the Limited Partnership Agreement.

Holders of the Series A Preferred Units will not have any voting rights.

Operations

Our Limited Partnership Agreement requires that our operating partnership be operated in a manner that will enable us to (1) satisfy the requirements for qualification as a REIT for tax purposes, (2) avoid any U.S. federal income or excise tax liability, and (3) ensure that our operating partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Code, which classification could result in our operating partnership being taxed as a corporation, rather than as a partnership.

Rights, Obligations and Powers of the General Partner

As our operating partnership’s general partner, generally we have complete and exclusive discretion to manage and control our operating partnership’s business and to make all decisions affecting its assets. This authority generally includes, among other things, the authority to:

●	acquire, purchase, own, operate, lease and dispose of any real property and any other property;

●	construct buildings and make other improvements on owned or leased properties;

●	authorize, issue, sell, redeem or otherwise purchase any OP Units or any other securities of the partnership;

●	borrow or lend money;

●	make or revoke any tax election;

●	maintain insurance coverage in amounts and types as we determine is necessary;

●	retain employees or other service providers;

●	form or acquire interests in joint ventures; and

●	merge, consolidate or combine our operating partnership with another entity.

In addition to the administrative and operating costs and expenses incurred by the operating partnership, the operating partnership generally will pay all of our administrative costs and expenses, including:

●	all expenses relating to our continuity of existence and our subsidiaries’ operations;

●	all expenses relating to offerings and registration of securities;

●	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under U.S. federal, state or local laws or regulations;

●	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body; and

●	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of the operating partnership.

These expenses, however, do not include any of our administrative and operating costs and expenses incurred that are attributable to properties or interests in subsidiaries that are owned by us directly rather than by the operating partnership or its subsidiaries.

Fiduciary Responsibilities of the General Partner

Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with the best interests of our stockholders. At the same time, we, as the general partner of our operating partnership, will have fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as general partner to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders. In the event that a conflict of interest exists between the interests of our stockholders, on the one hand, and our operating partnership’s limited partners, on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or such limited partners. However, any such conflict that we determine cannot be resolved in a manner not adverse to either our stockholders or such limited partners shall be resolved in favor of our stockholders. The limited partners of our operating partnership acknowledge expressly that in the event of such a determination by us, as the general partner of our operating partnership, we shall not be liable to such limited partners for losses sustained or benefits not realized in connection with, or as a result of, such a determination.

Distributions; Allocations of Profits and Losses

Our Limited Partnership Agreement provides that our operating partnership will distribute cash from operations at times and in amounts determined by us, as the sole general partner of our operating partnership, in our sole discretion, to the partners, in accordance with their respective percentage interests in our operating partnership. We will cause our operating partnership to distribute annually to us amounts sufficient to allow us to satisfy the annual distribution requirements necessary for us to qualify as a REIT, currently 90% of our REIT taxable income. We generally intend to cause our operating partnership to distribute annually to us an amount equal to at least 100% of our net taxable income, which we will then distribute to our stockholders, but we will be subject to corporate taxation to the extent distributions in such amounts are not made. Upon liquidation of our operating partnership, after payment of, or adequate provision for, debts and obligations of our operating partnership, including any partner loans, any remaining assets of our operating partnership will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances. If any partner has a deficit balance in its capital account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such partner shall have no obligation to make any contribution to the capital of our operating partnership with respect to such deficit, and such deficit shall not be considered a debt owed to our operating partnership or to any other person for any purpose whatsoever.

Income, expenses, gains and losses of our operating partnership will generally be allocated among the partners in a manner consistent with the distribution of cash described in the paragraph above. All such allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the Treasury Regulations thereunder. To the extent Treasury Regulations promulgated pursuant to Section 704(c) of the Code permit, we, as the general partner, shall have the authority to elect the method to be used by the operating partnership for allocating items with respect to contributed property acquired in connection with this offering for which fair market value differs from the adjusted tax basis at the time of contribution, and such election shall be binding on all partners.

Term and Termination

Our operating partnership will continue indefinitely, or until sooner dissolved upon:

●	our bankruptcy, dissolution, removal or withdrawal (unless the limited partners elect to continue the partnership);

●	the passage of 90 days after the sale or other disposition of all, or substantially all, of the assets of the partnership;

●	the redemption of all limited partnership interests (other than those held by us or our subsidiaries) unless we decide to continue the partnership by the admission of one or more limited partners; or

●	an election by us in our capacity as the general partner.

Tax Matters

Our Limited Partnership Agreement provides that we, as the sole general partner of the operating partnership, will be the tax matters partner of the operating partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of the operating partnership.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material federal income tax considerations that you, as a stockholder, may consider relevant in connection with the purchase, ownership and disposition of our common stock. Kaplan Voekler Cunningham & Frank, PLC, or our tax counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material respects. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the U.S. federal income tax laws, such as:

●	insurance companies;

●	tax-exempt organizations (except to the limited extent discussed in “— Taxation of Tax-Exempt Stockholders” below);

●	financial institutions or broker-dealers;

●	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “— Taxation of Non-U.S. Stockholders” below);

●	U.S. expatriates;

●	persons who mark-to-market our common stock;

●	subchapter S corporations;

●	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

●	regulated investment companies and REITs;

●	trusts and estates;

●	holders who receive our common stock through the exercise of employee stock options or otherwise as compensation;

●	persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

●	persons subject to the alternative minimum tax provisions of the Code; and

●	persons holding our common stock through a partnership or similar pass-through entity.

This summary assumes that stockholders hold shares as capital assets for U.S. federal income tax purposes, which generally means property held for investment.

The statements in this section are not intended to be, and should not be construed as, tax advice. The statements in this section based on the Code, current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes the IRS practices and policies endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this discussion. Future legislation, Treasury regulations, administrative interpretations and court decisions could change the current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received any rulings from the IRS concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of our Company

We plan to elect to be taxed as a REIT under the federal income tax laws for the taxable year ending December 31, 2017. We believe that, commencing with such taxable year, we are organized and operate in a manner so as to qualify as a REIT under the federal income tax laws. We cannot assure you, however, that we will qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders, which laws are highly technical and complex.

Kaplan Voekler Cunningham & Frank, PLC has acted as tax counsel to us in connection with this offering. Tax counsel is of the opinion that based on our method of operation, we are in a position to qualify for taxation as a REIT for the taxable year that will end December 31, 2017. Tax counsel’s opinion is based solely on our representations with respect to factual matters concerning our business operations and our properties. Tax counsel has not independently verified these facts. In addition, our qualification as a REIT depends, among other things, upon our meeting the requirements of Sections 856 through 860 of the Code throughout each year. Accordingly, because our satisfaction of such requirements will depend upon future events, including the final determination of financial and operational results, no assurance can be given that we will satisfy the REIT requirements during the taxable year that will end December 31, 2017, or in any future year.

Our REIT qualification depends on our ability to meet on a continuing basis several qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that fall within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. We describe the REIT qualification tests, and the consequences of our failure to meet those tests, in more detail below. Tax counsel will not review our compliance with those tests on a continuing basis. Accordingly, neither we nor tax counsel can assure you that we will satisfy those tests.

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” which means taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation.

However, we will be subject to U.S. federal tax in the following circumstances:

●
We will pay U.S. federal income tax on any taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

●	We may be subject to the “alternative minimum tax” on any items of tax preference including any deductions of net operating losses.

●	We will pay income tax at the highest corporate rate on:

●	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

●	other non-qualifying income from foreclosure property.

●	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

●
If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “— Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by a fraction intended to reflect our profitability.

●
If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

●
We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholders) and would receive a credit or refund for its proportionate share of the tax we paid.

●
We will be subject to a 100% excise tax on some payments we receive (or on certain expenses deducted by any TRS we form in the future on income imputed to our TRSs for services rendered to or on behalf of us), if arrangements among us, our tenants, and our TRSs do not reflect arm’s-length terms.

●
If we fail to satisfy any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or 10% value test, as described below under “— Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the IRS, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal income tax rate then applicable to U.S. corporations (currently 35%) on the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

●
If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

●
If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:

●	the amount of gain that we recognize at the time of the sale or disposition, and

●	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

●
We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “— Recordkeeping Requirements.”

●	The earnings of our lower-tier entities that are subchapter C corporations, including any TRSs we form in the future, will be subject to U.S. federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, any TRSs we form in the future will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the U.S. federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.
Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

7.
It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT qualification.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.

9.	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws.

We must meet requirements 1 through 4, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. We do not have to comply with 5 and 6 for the first taxable year for which we elect REIT tax status. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our charter provides restrictions regarding the transfer and ownership of shares of our capital stock. See “Description of Capital Stock — Restrictions on Ownership and Transfer.” We believe that we will have issued sufficient stock with sufficient diversity of ownership to allow us to satisfy requirements 5 and 6 above. The restrictions in our charter are intended (among other things) to assist us in continuing to satisfy requirements 5 and 6 above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.

Qualified REIT Subsidiaries. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “— Asset Tests”) will be based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share will be based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which we acquire an equity interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

We may acquire limited partner or non-managing member interests in partnerships and limited liability companies that are joint ventures. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were able to qualify for a statutory REIT “savings” provision, which may require us to pay a significant penalty tax to maintain our REIT qualification.

Taxable REIT Subsidiaries. A REIT may own up to 100% of the shares of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the securities will automatically be treated as a TRS. We will not be treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by a TRS to us will be an asset in our hands, and we will treat the distributions paid to us from such TRS, if any, as income. This treatment may affect our compliance with the gross income and asset tests. Because we will not include the assets and income of TRSs in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities, such as earning fee income, that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. We do not currently own any TRSs

A TRS pays income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis.

A TRS may not directly or indirectly operate or manage any health care facilities or lodging facilities or provide rights to any brand name under which any health care facility or lodging facility is operated. A TRS is not considered to operate or manage a “qualified health care property” or “qualified lodging facility” solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so.

Rent that we receive from a TRS will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space, as described in further detail below under “— Gross Income Tests — Rents from Real Property.” If we lease space to a TRS in the future, we will seek to comply with these requirements.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

●	rents from real property;

●	interest on debt secured by mortgages on real property, or on interests in real property;

●	dividends or other distributions on, and gain from the sale of, shares in other REITs;

●
gain from the sale of a real estate asset (excluding gain from the sale of a debt instrument issued by a “publicly offered REIT” to the extent not secured by real property or an interest in real property) not held for sale to customers;

●	income and gain derived from foreclosure property; and

●
income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of shares or securities, or any combination of these. Cancellation of indebtedness, or COD, income and gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from “hedging transactions” that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. Finally, certain foreign currency gains will be excluded

Rents from Real Property. Rent that we receive, including as a result of our ownership of preferred or common equity interests in a partnership that owns rental properties, from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

●	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

●	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS.

●
Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property. With respect to each property we will own, we believe either that the personal property ratio will be less than 15% or that any rent attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

●
Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our tenants without tainting our rental income for the related properties.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular property does not qualify as “rents from real property” because either (1) the rent is considered based on the income or profits of the related tenant, (2) the tenant either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for qualifying TRSs or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS, none of the rent from that property would qualify as “rents from real property.”

Interest. Interest income generally constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property (and a mortgage on an interest in real property). Except as provided in the following sentence, if we receive interest income with respect to a mortgage loan that is secured by both real and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. In the case of real estate mortgage loans secured by both real and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the mortgage is qualifying under the 75% asset test and as producing interest income that qualifies for purposes of the 75% gross income test.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following:

●	an amount that is based on a fixed percentage or percentages of receipts or sales; and

●
an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

In connection with development projects, if any, we may originate mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. In Revenue Procedure 2003-65, the IRS established a safe harbor under which loans secured by a first priority security interest in ownership interests in a partnership or limited liability company owning real property will be treated as real estate assets for purposes of the REIT asset tests described below, and interest derived from those loans will be treated as qualifying income for both the 75% and 95% gross income tests, provided several requirements are satisfied. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, we anticipate that our mezzanine loans typically will not meet all of the requirements for reliance on the safe harbor. To the extent any mezzanine loans that we originate do not qualify for the safe harbor described above, the interest income from the loans will be qualifying income for purposes of the 95% gross income test, but there is a risk that such interest income will not be qualifying income for purposes of the 75% gross income test. We intend to invest in mezzanine loans in a manner that will enable us to continue to satisfy the REIT gross income and asset tests.

Dividends. Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Prohibited Transactions. A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our properties have been or will be held primarily for sale to customers and that all prior sales of our properties were not, and a sale of any of our properties in the future will not be in the ordinary course of our business. However, there can be no assurance that the IRS would not disagree with that belief. Whether a REIT holds a property “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular property. A safe harbor to the characterization of the sale of property which is a real estate asset by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

●	the REIT has held the property for not less than two years;

●
the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the adjusted basis of the property do not exceed 30% of the selling price of the property;

●
either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies, or (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, or (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year, or (4) the aggregate adjusted basis of property sold during the year is 20% or less of the aggregate adjusted basis of all of our assets as of the beginning of the taxable year and the aggregate adjusted basis of property sold during the 3-year period ending with the year of sale is 10% or less of the aggregate tax basis of all of our assets as of the beginning of each of the three taxable years ending with the year of sale; or (5) the fair market value of property sold during the year is 20% or less of the aggregate fair market value of all of our assets as of the beginning of the taxable year and the fair market value of property sold during the 3-year period ending with the year of sale is 10% or less of the aggregate fair market value of all of our assets as of the beginning of each of the three taxable years ending with the year of sale;

●	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

●
if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income or through any of our TRSs.

We will attempt to comply with the terms of the safe-harbor provisions in the U.S. federal income tax laws prescribing when a property sale will not be characterized as a prohibited transaction. However, not all of our prior sales of properties have qualified for the safe-harbor provisions. In addition, we cannot assure you that we can comply with the safe-harbor provisions or that we have avoided and will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates.

Fee Income. Fee income generally will not be qualifying income for purposes of both the 75% and 95% gross income tests. Any fees earned by a TRS will not be included for purposes of the gross income tests.

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

●
that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

●	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

●	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. property generally ceases to be foreclosure property at the end of the third taxable year (or, with respect to qualified health care property, the second taxable year) following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

●
on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

●
on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

●
which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income or through any TRS.

Hedging Transactions. From time to time, we or our operating partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided we satisfy the indemnification requirements discussed below. A “hedging transaction” means either (1) any transaction entered into in the normal course of our or our operating partnership’s trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets and (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). If we have entered into a hedging transaction and a portion of the hedged indebtedness or property is disposed of and in connection with such extinguishment or disposition we enter into a new ‘‘clearly identified’’ hedging transaction, or a Counteracting Hedge, income from the applicable hedge and income from the Counteracting Hedge (including gain from the disposition of such Counteracting Hedge) will not be treated as gross income for purposes of the 95% and 75% gross income tests. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

COD Income. From time-to-time, we and our subsidiaries may recognize COD income in connection with repurchasing debt at a discount. COD income is excluded from gross income for purposes of both the 95% gross income test and the 75% gross income test.

       Foreign Currency Gain. Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions are available if:

●	our failure to meet those tests is due to reasonable cause and not to willful neglect; and

●	following such failure for any taxable year, we file a schedule of the sources of our income in accordance with regulations prescribed by the Secretary of the U.S. Treasury.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

●	cash or cash items, including certain receivables and money market funds and, in certain circumstances, foreign currencies;

●	government securities;

●	interests in real property, including leaseholds and options to acquire real property and leaseholds;

●	interests in mortgage loans secured by real property;

stock in other REITs;

●
investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term; and

●   (i) personal property leased in connection with real property to the extent that rents attributable to such personal property are treated as ‘‘rents from real property,’’ and (ii) debt instruments issued by ‘‘publicly offered REITs’’ (i.e., REITs which are required to file annual and periodic reports with the SEC under the Securities Exchange Act of 1934).

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets, or the 5% asset test.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities, or the 10% vote test or 10% value test, respectively.

Fourth, no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

Not more than 25% of the value of our total assets may be represented by debt instruments issued by publicly offered REITs to the extent not secured by real property or interests in real property.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include shares in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

●
“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into equity, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

●
a contingency relating to the time of payment of interest or principal, as long as either (1) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1,000,000 and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

●	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

●	Any loan to an individual or an estate;

●	Any “section 467 rental agreement,” other than an agreement with a related party tenant;

●	Any obligation to pay “rents from real property”;

●	Certain securities issued by governmental entities;

●	Any security issued by a REIT;

●
Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and debt securities of the partnership; and

●
Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

We believe that our holdings of assets comply with the foregoing asset tests, and we intend to monitor compliance on an ongoing basis. However, independent appraisals have not been obtained to support our conclusions as to the value of our assets or the value of any particular security or securities. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. As described above, Revenue Procedure 2003-65 provides a safe harbor pursuant to which certain mezzanine loans secured by a first priority security interest in ownership interests in a partnership or limited liability company will be treated as qualifying assets for purposes of the 75% asset test (and therefore, are not subject to the 5% asset test and the 10% vote or value test). See “— Gross Income Tests.” We intend to make mezzanine loans only to the extent such loans will not cause us to fail the asset tests described above.

We will continue to monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. However, there is no assurance that we will not inadvertently fail to comply with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

●	we satisfied the asset tests at the end of the preceding calendar quarter; and

●
the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT qualification if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10,000,000) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (1) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (2) we file a description of each asset causing the failure with the IRS and (3) pay a tax equal to the greater of $50,000 or 35% of the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests.

Distribution Requirements

Each year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

●	the sum of

●	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

●	90% of our after-tax net income, if any, from foreclosure property, minus

●	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (1) we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (2) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (1) are taxable to the stockholders in the year in which paid, and the distributions in clause (2) are treated as paid on December 31st of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

●	85% of our REIT ordinary income for such year,

●	95% of our REIT capital gain net income for such year, and

●	any undistributed taxable income (ordinary and capital gain) from all prior periods.

We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. In making this calculation, the amount that a REIT is treated as having ‘‘actually distributed’’ during the current taxable year is both the amount distributed during the current year and the amount by which the distributions during the prior year exceeded its taxable income and capital gain for that prior year (the prior year calculation uses the same methodology so, in determining the amount of the distribution in the prior year, one looks back to the year before and so forth).

We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or, if possible, pay taxable dividends of our capital stock or debt securities.

We may satisfy the 90% distribution test with taxable distributions of our stock or debt securities. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/stock dividends. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and stock. We have no current intention to make a taxable dividend payable in our stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “— Gross Income Tests” and “— Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to U.S. federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as ordinary income. Subject to certain limitations of the U.S. federal income tax laws, corporate stockholders may be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced U.S. federal income tax rate of 20% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

As used herein, the term “U.S. stockholder” means a holder of shares of our common stock that for U.S. federal income tax purposes is:

●	a citizen or resident of the United States;

●
a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●
any trust if (1) a court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding shares of our common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.

As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the 20% tax rate for “qualified dividend income.” The maximum tax rate for qualified dividend income received by U.S. stockholders taxed at individual rates is currently 20%. The maximum tax rate on qualified dividend income is lower than the maximum tax rate on ordinary income, which is 39.6%. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our stockholders (See — “Taxation of Our Company” above), our dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (1) attributable to dividends received by us from non REIT corporations, and (2) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend.

A U.S. stockholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held shares of our common stock. We generally will designate our capital gain dividends as either 20% or 25% rate distributions. See “— Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s shares of our common stock. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her shares of our common stock as long-term capital gain, or short-term capital gain if the shares of the stock have been held for one year or less, assuming the shares of stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of shares of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of shares of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

The aggregate amount of dividends that we may designate as ‘‘capital gain dividends’’ or ‘‘qualified dividends’’ with respect to any taxable year may not exceed the dividends paid by us with respect to such year, including dividends that are paid in the following year and if made with or before the first regular dividend payment after such declaration) are treated as paid with respect to such year.

Certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax. The Medicare tax will apply to, among other things, dividends and other income derived from certain trades or business and net gains from the sale or other disposition of property, such as our capital stock, subject to certain exceptions. Our dividends and any gain from the disposition of shares of our common stock generally will be the type of gain that is subject to the Medicare tax.

Taxation of U.S. Stockholders on the Disposition of Shares of our Common Stock

A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of shares of our common stock as long-term capital gain or loss if the U.S. stockholder has held shares of our common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 39.6%. The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property.

With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates currently at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance (or be deemed to finance) its acquisition of common stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our capital stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our capital stock only if:

●	the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;

●
we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust; and

●	either:

●	one pension trust owns more than 25% of the value of our capital stock; or

●	a group of pension trusts individually holding more than 10% of the value of our capital stock collectively owns more than 50% of the value of our capital stock.

Taxation of Non-U.S. Stockholders

The term “non-U.S. stockholder” means a holder of shares of our common stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for U.S. federal income tax purposes) or a tax-exempt stockholder. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on the purchase, ownership and sale of shares of our common stock, including any reporting requirements.

Distributions

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest,” or USRPI, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

●	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us;

●	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income; or

●	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

However, subject to the discussion below regarding distributions to “qualified shareholders” and “qualified foreign pension funds,” if our common stock is regularly traded on an established securities market in the United States, capital gain distributions on our common stock that are attributable to our sale of a USRPI will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as the non-U.S. stockholder did not own more than 10% of our common stock at any time during the one-year period preceding the distribution. In such a case, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends.

With respect to any class of our stock that is not regularly traded on an established securities market in the United States, subject to the discussion below regarding distributions to “qualified shareholders” and “qualified foreign pension funds,” capital gain distributions that are attributable to our sale of USRPIs will be subject to tax under FIRPTA, as described above. In such case, we must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. Moreover, if a non-U.S. stockholder disposes of our common stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our common stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

A U.S. withholding tax at a 30% rate will be imposed on dividends paid to certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such dividends will be required to seek a refund from the IRS to obtain the benefit or such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Qualified Shareholders. Subject to the exception discussed below, any distribution to a ‘‘qualified shareholder’’ who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to U.S. tax as income effectively connected with a U.S. trade or business and thus will not be subject to special withholding rules under FIRPTA. While a ‘‘qualified shareholder’’ will not be subject to FIRPTA withholding on REIT distributions, certain investors of a ‘‘qualified shareholder’’ (i.e., non-U.S. persons who hold interests in the ‘‘qualified shareholder’’ (other than interests solely as a creditor), and hold more than 10% of REIT stock (whether or not by reason of the investor’s ownership in the ‘‘qualified shareholder’’)) may be subject to FIRPTA withholding.

A ‘‘qualified shareholder’’ is a foreign person that (i) either is eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on the NYSE or NASDAQ markets, (ii) is a qualified collective investment vehicle (defined below), and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.

A qualified collective investment vehicle is a foreign person that (i) would be eligible for a reduced rate of withholding under the comprehensive income tax treaty described above, even if such entity holds more than 10% of the stock of such REIT, (ii) is publicly traded, is treated as a partnership under the Code, is a withholding foreign partnership, and would be treated as a United States real property holding corporation if it were a domestic corporation, or (iii) is designated as such by the Secretary of the Treasury and is either (a) fiscally transparent within the meaning of section 894 of the Code, or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Qualified Foreign Pension Funds. Any distribution to a ‘‘qualified foreign pension fund’’ or an entity all of the interests of which are held by a ‘‘qualified foreign pension fund’’ who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to U.S. tax as income effectively connected with a U.S. trade or business and thus will not be subject to the withholding rules under FIRPTA.

A qualified foreign pension fund is any trust, corporation, or other organization or arrangement (A) which is created or organized under the law of a country other than the United States, (B) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (C) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (D) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (E) with respect to which, under the laws of the country in which it is established or operates, (i) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate, or (ii) taxation of any investment income of such organization or arrangement is deferred or such income is taxed at a reduced rate.

Dispositions

Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of shares of our common stock if we are a United States real property holding corporation during a specified testing period, subject to the discussion below regarding distributions to “qualified shareholders” and “qualified foreign pension funds.” If at least 50% of a REIT’s assets are USRPIs, then the REIT will be a United States real property holding corporation. We believe that we are, and that we will continue to be, a United States real property holding corporation based on our investment strategy. However, even if we are a United States real property holding corporation, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of shares of our common stock if we are a “domestically controlled qualified investment entity.”

A “domestically controlled qualified investment entity” includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. We cannot assure you that this test will be met.

If our common stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to our common stock, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. stockholder sells our common stock. Under that exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if (1) our common stock is treated as being regularly traded under applicable Treasury Regulations on an established securities market and (2) the non-U.S. stockholder owned, actually or constructively, 10% or less of our common stock at all times during a specified testing period. As noted above, we expect that our common stock will be regularly traded on an established securities market following this offering.

A sale of our shares by:

● a ‘‘qualified shareholder’’ or

● a ‘‘qualified foreign pension fund’’

who holds our shares directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income taxation under FIRPTA. While a ‘‘qualified shareholder’’ will not be subject to FIRPTA withholding upon sale of our shares, certain investors of a ‘‘qualified shareholder’’ (i.e., non-U.S. persons who hold interests in the ‘‘qualified shareholder’’ (other than interests solely as a creditor), and hold more than 15% of REIT stock (whether or not by reason of the investor’s ownership in the ‘‘qualified shareholder’’)) may be subject to FIRPTA withholding.

If the gain on the sale of shares of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. In addition, distributions that are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a non-U.S. stockholder treated as a corporation (under U.S. federal income tax principles) that is not otherwise entitled to treaty exemption. Finally, if we are not a domestically controlled qualified investment entity at the time our stock is sold and the non-U.S. stockholder does not qualify for the exemptions described in the preceding paragraph, under FIRPTA the purchaser of shares of our common stock also may be required to withhold 10% of the purchase price and remit this amount to the IRS on behalf of the selling non-U.S. stockholder.

With respect to individual non-U.S. stockholders, even if not subject to FIRPTA, capital gains recognized from the sale of shares of our common stock will be taxable to such non-U.S. stockholder if he or she is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and some other conditions apply, in which case the non-resident alien individual may be subject to a U.S. federal income tax on his or her U.S. source capital gain.

A U.S. withholding tax at a 30% rate will be imposed on proceeds from the sale of shares of our common stock received after December 31, 2016 by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such proceeds will be required to seek a refund from the IRS to obtain the benefit or such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Information Reporting Requirements and Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions unless the stockholder:

●	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

●	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of shares of our common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

For payments after June 30, 2014, a U.S. withholding tax at a 30% rate will be imposed on dividends received by U.S. stockholders who own shares of our common stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed on proceeds from the sale of shares of our common stock received after December 31, 2016 by U.S. stockholders who own shares of our common stock through foreign accounts or foreign intermediaries. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholders who fail to certify their non-foreign status to us. We will not pay any additional amounts in respect of amounts withheld.

Other Tax Consequences

Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain U.S. federal income tax considerations applicable to our direct or indirect investments in our operating partnership and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships. We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for U.S. federal income tax purposes as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity is treated as having only one owner or member for U.S. federal income tax purposes) rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

●	is treated as a partnership under the Treasury Regulations relating to entity classification (the “check-the-box regulations”); and

●	is not a “publicly-traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity is treated as having only one owner or member for U.S. federal income tax purposes) for U.S. federal income tax purposes. Once our operating partnership is no longer treated as a disregarded entity, we intend for our operating partnership intends to be classified as a partnership for U.S. federal income tax purposes and will not cause our operating partnership to elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly-traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or (the “90% passive income exception”). Treasury Regulations provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership in which we own an interest currently qualifies for the private placement exclusion.

We have not requested and do not intend to request a ruling from the IRS that our operating partnership will be classified as a partnership for U.S. federal income tax purposes once it is treated as having two or more partners for U.S. federal income tax purposes. If for any reason our operating partnership were taxable as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we likely would not be able to qualify as a REIT unless we qualified for certain relief provisions. See “— Gross Income Tests” and “— Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “— Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for U.S. federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the U.S. federal income tax laws governing partnership allocations.

Tax Allocations with Respect to Partnership Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference.

Allocations with respect to book-tax differences are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Under certain available methods, the carryover basis of contributed properties in the hands of our operating partnership (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (2) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding benefit to the contributing partners. An allocation described in (2) above might cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends. We have not yet decided what method will be used to account for book-tax differences.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code, any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for U.S. federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the “book-tax difference.” See “— Income Taxation of the Partnerships and their Partners — Tax Allocations with Respect to Partnership Properties.” Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT qualification. See “— Gross Income Tests.” We do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. Additionally, several of the tax considerations described herein are currently under review and are subject to change. Prospective stockholders are urged to consult with their own tax advisors regarding the effect of potential changes to the federal tax laws on an investment in shares of our common stock.

Several REIT rules were recently amended under the Protecting Americans from Tax Hikes Act of 2015, or the Act, which was enacted on December 18, 2015. These rules were enacted with varying effective dates, some of which are retroactive. Investors should consult with their tax advisors regarding the effect of the Act in their particular circumstances.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws upon an investment in shares of our common stock.

ERISA CONSIDERATIONS

The following is a summary of material considerations arising under ERISA and the prohibited transaction provisions of the Code that may be relevant to a prospective purchaser, including plans and arrangements subject to the fiduciary rules of ERISA and plans or entities that hold assets of such plans (“ERISA Plans”); plans and accounts that are not subject to ERISA but are subject to the prohibited transaction rules of Section 4975 of the Code, including IRAs, Keogh plans, and medical savings accounts (together with ERISA Plans, “Benefit Plans” or “Benefit Plan Investors”); and governmental plans, church plans, and foreign plans that are exempt from ERISA and the prohibited transaction provisions of the Code but that may be subject to state law or other requirements, which we refer to as Other Plans. This discussion does not address all the aspects of ERISA, the Code or other laws that may be applicable to a Benefit Plan or Other Plan, in light of their particular circumstances.

In considering whether to invest a portion of the assets of a Benefit Plan or Other Plan, fiduciaries should consider, among other things, whether the investment:

●	will be consistent with applicable fiduciary obligations;

●	will be in accordance with the documents and instruments covering the investments by such plan, including its investment policy;

●	in the case of an ERISA plan, will satisfy the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other provisions of the Code and ERISA;

●	will impair the liquidity of the Benefit Plan or Other Plan;

●	will result in unrelated business taxable income to the plan; and

●	will provide sufficient liquidity, as there may be only a limited market to sell or otherwise dispose of our stock.

ERISA and the corresponding provisions of the Code prohibit a wide range of transactions involving the assets of the Benefit Plan and persons who have specified relationships to the Benefit Plan, who are “parties in interest” within the meaning of ERISA and, “disqualified persons” within the meaning of the Code. Thus, a designated plan fiduciary of a Benefit Plan considering an investment in our shares should also consider whether the acquisition or the continued holding of our shares might constitute or give rise to a prohibited transaction. Fiduciaries of Other Plans should satisfy themselves that the investment is in accord with applicable law.

Section 3(42) of ERISA and regulations issued by the Department of Labor provide guidance on the definition of plan assets under ERISA. These regulations also apply under the Code for purposes of the prohibited transaction rules. Under the regulations, if a plan acquires an equity interest in an entity which is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the plan’s assets would include both the equity interest and an undivided interest in each of the entity’s underlying assets unless an exception from the plan asset regulations applies.

The regulations define a publicly-offered security as a security that is:

●	“widely-held;”

●	“freely-transferable;” and

●
either part of a class of securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, or sold in connection with an effective registration statement under the Securities Act of 1933, provided the securities are registered under the Securities Exchange Act of 1934 within 120 days (or such later time as may be allowed by the Securities and Exchange Commission) after the end of the fiscal year of the issuer during which the offering occurred.

Because we have not registered and do not intend to register our common stock under the Securities Exchange Act of 1934, we do not believe our common stock would be treated as a “public-offering security” for purposes of the Department of Labor’s plan assets guidelines. Therefore, we must comply with another exception to the plan assets regulations.

Another exception in the plan asset regulations applies to a Benefit Plan’s investment in a “real estate operating company.” If a Benefit Plan acquires an equity security issued by a real estate operating company, the Benefit Plan’s assets include that equity security but do not include an undivided interest in the underlying assets of the real estate operating company. To constitute a “real estate operating company” under the plan asset regulations, an entity such as us must, on its initial valuation date and during each annual valuation period, have at least 50% of its assets (valued at cost and excluding short-term investments pending long-term commitment or distribution) invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management and development activities and must, in the ordinary course of business, engage in real estate management and development activities. We believe that we will qualify as a “real estate operating company” so that our assets should not constitute the assets of a Benefit Plan that acquires or holds our common stock.

Another exception in the plan asset regulations applies if Benefit Plan participation in an entity is “insignificant.” The plan asset regulations provide that Benefit Plan participation in an entity is insignificant if Benefit Plans do not hold 25% or more of any class of equity security in the entity (disregarding for this purpose, any equity securities held by persons, other than Benefit Plans, who have discretionary authority or control with respect to the assets of the entity or a person who provides investment advice for a fee with respect to those assets). We may qualify for this exception so that our assets should not constitute the assets of a Benefit Plan that acquires or holds our common stock. However, we do not intend to restrict investment in us by Benefit Plans. Thus, no assurance can be given that the “insignificant participation” exception will apply to us.

If the underlying assets of our company were treated by the Department of Labor as “plan assets,” the management of our company would be treated as fiduciaries with respect to Benefit Plan stockholders and the prohibited transaction restrictions of ERISA and the Code could apply to transactions involving our assets and transactions with “parties in interest” (as defined in ERISA) or “disqualified persons” (as defined in Section 4975 of the Code) with respect to Benefit Plan stockholders. If the underlying assets of our company were treated as “plan assets,” an investment in our company also might constitute an improper delegation of fiduciary responsibility to our company under ERISA and expose the ERISA Plan fiduciary to co-fiduciary liability under ERISA and might result in an impermissible commingling of plan assets with other property.

If a prohibited transaction were to occur, an excise tax equal to 15% of the amount involved would be imposed under the Code, with an additional 100% excise tax if the prohibited transaction is not “corrected.” Such taxes will be imposed on any disqualified person who participates in the prohibited transaction. In addition, our Manager, and possibly other fiduciaries of Benefit Plan stockholders subject to ERISA who permitted such prohibited transaction to occur or who otherwise breached their fiduciary responsibilities, could be required to restore to the plan any losses suffered by the ERISA Plan or any profits realized by these fiduciaries as a result of the transaction or beach. With respect to an IRA or similar account that invests in our company, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status. In that event, the IRA or other account owner generally would be taxed on the fair market value of all the assets in the account as of the first day of the owner’s taxable year in which the prohibited transaction occurred.

REPORTS

We will furnish the following reports, statements, and tax information to each of our stockholders:

Reporting Requirements under Tier 2 of Regulation A. Following this Tier 2 Regulation A offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We will be required to file the following: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act; however, the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

Annual Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending December 31, our board of directors will cause to be mailed or made available, by any reasonable means, to each stockholder as of a date selected by the board of directors, an annual report containing financial statements of our company for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, company equity and cash flows, with such statements having been audited by an accountant selected by the board of directors. The board of directors shall be deemed to have made a report available to each stockholder as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system and such report is publicly available on such system, or (ii) made such report available on any website maintained by our company and available for viewing by the stockholders.

Tax Information. On or before March 31st of the year immediately following our fiscal year, which is currently January 1 through December 31, we will send to each stockholder such tax information as shall be reasonably required for federal and state income tax reporting purposes.

Stock Certificates. We do not anticipate issuing stock certificates representing shares purchased in this offering to the stockholders. However, we are permitted to issue stock certificates and may do so at the request of our transfer agent. The number of shares held by each stockholder, and each stockholder’s percentage of the aggregate outstanding shares, will be maintained by us or our transfer agent in our company register.

LEGAL MATTERS

Certain legal and tax matters will be passed upon for us by Kaplan Voekler Cunningham & Frank, PLC, or KVCF. KVCF also provides legal services to some of our affiliates, including our Manager and Holmwood.  Messrs. Kaplan and Kaplan Jr. are each a member of KVCF.  Following the conclusion of this offering, assuming we sell the maximum offering amount, Mr. Kaplan will beneficially own approximately 86,556 shares of our common stock (including 36,556 restricted shares), approximately 2,000 shares of our Series A Preferred Stock and approximately 103,547 OP Units, and Mr. Kaplan, Jr. will beneficially own approximately 86,556 shares of our common stock (including 36,556 restricted shares) and 36,553 OP Units. In connection with the offering, neither of Messrs. Kaplan and Kaplan Jr. will serve as an attorney on behalf of KVCF but will serve solely in their capacities with our company and our Manager. The statements under the caption “Material Federal Income Tax Considerations” as they relate to U.S. federal income tax matters have been reviewed by our tax counsel, which will opine as to certain federal income tax matters relating to our company.  KVCF will issue an opinion regarding certain matters of Maryland law, including the validity of the shares of common stock offered hereby.

INDEPENDENT AUDITORS

The consolidated financial statements of HC Government Realty Trust, Inc. and subsidiaries as of December 31, 2016 and for the period from March 11, 2016 to December 31, 2016, the consolidated financial statements of Holmwood Capital, LLC and its subsidiaries as of and for the years ended December 31, 2016 and December 31, 2015,  the combined statement of revenue and certain operating expenses of our Owned Properties for the year ended December 31, 2015, the combined statement of revenues and certain operating expenses of the Johnson City Property and Port Canaveral Property for the year ended December 31, 2014, the statement of revenues and certain operating expenses of the Silt Property for the year ended December 31, 2014, and the statement of revenues and certain operating expenses of the Norfolk Property for the year ended December 31, 2016 all included in this offering circular, have been audited by Cherry Bekaert LLP, independent auditors, as stated in their reports appearing herein.

ADDITIONAL INFORMATION

We have filed with the SEC an offering statement on Form 1-A, as amended, of which this offering circular is a part under the Securities Act of 1933 with respect to the shares offered by this offering circular. This offering circular does not contain all of the information set forth in the offering statement, portions of which have been omitted as permitted by the rules and regulations of the SEC. Statements contained in this offering circular as to the content of any contract or other document filed as an exhibit to the offering statement are necessarily summaries of such contract or other document, with each such statement being qualified in all respects by such reference and the schedules and exhibits to this offering circular. For further information regarding our Company and the shares offered by this offering circular, reference is made by this offering circular to the offering statement and such schedules and exhibits.

We will provide to each person, including any beneficial owner, to whom our offering circular is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into our offering circular but not delivered with our offering circular. To receive a free copy of any of the documents incorporated by reference in our offering circular, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

HC Government Realty Trust, Inc.
1819 Main Street, Suite 212
Sarasota, Florida 34236
(941) 955-7900

The offering statement and the schedules and exhibits forming a part of the offering statement filed by us with the SEC can be inspected and copies obtained from the Securities and Exchange Commission at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Securities and Exchange Commission, Room 1580, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a website that contains reports, proxies and information statements and other information regarding our company and other registrants that have been filed electronically with the SEC. The address of such site is http://www.sec.gov .

PART F/S

INDEX TO FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Combined Financial Information of HC Government Realty Trust, Inc.
Introduction to Unaudited Pro Forma Condensed Combined Financial Statements	F-3
Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2017	F-4
Unaudited Pro Forma Condensed Combined Statement of Operations for the Six-
Month Period Ended June 30, 2017	F-8

Introduction to Unaudited Pro Forma Condensed Combined Financial Statements	F-11
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended
December 31, 2016	F-12

HC Government Realty Trust, Inc.
Financial Statements as of June 30, 2017 and December 31, 2016 and for the Six Month Period
Ending June 30, 2017 and for the Period from March 11, 2016 (date of inception) to
June 30, 2016	F-17
Consolidated Balance Sheets as of June 30, 2017 (Unaudited) and December 31, 2016	F-17
Consolidated Statement of Operations for the Six-Month Period Ended June 30, 2017 (Unaudited)
and for the period from March 11, 2016 (date of inception) to June 30, 2016 (Unaudited)	F-18
Consolidated Statements of Changes in Stockholders’ Equity for the Six-Month Period
Ended June 30, 2017 (Unaudited)	F-19
Consolidated Statements of Cash Flows for the Six-Month Period Ended June 30, 2017 (Unaudited)
and for the Period from March 11, 2016 (Date of Inception) to June 30, 2016 (Unaudited)	F-20
Notes to Consolidated Financial Statements (Unaudited)	F-21

Financial Statements as of December 31, 2016 and for the period from March 11 (Date of Inception)
to December 31, 2016	F-32
Report of Independent Registered Public Accounting Firm	F-32
Consolidated Balance Sheet	F-33
Consolidated Statement of Operations	F-34
Consolidated Statement of Changes in Stockholders’ Equity	F-35
Consolidated Statement of Cash Flows	F-36
Notes to Consolidated Financial Statements	F-37

Holmwood Capital, LLC
Financial Statements as of May 26, 2017 and December 31, 2016 and for the Period from January 1, 2017 to May 26, 2017 (Date of Contribution) and for the Six-Month Period Ended June 30, 2016	F-46
Consolidated Balance Sheets as of May 26, 2016 (Unaudited) and December 31, 2016	F-46
Consolidated Statements of Operations for the Period from January 1, 2017 to
May 26, 2017 (Unaudited) and for the Six-Month Period Ended June 30, 2016 (unaudited)	F-47
Consolidated Statement of Changes in Partners’ Capital for the Period from January 1, 2017
to May 26, 2017 (Unaudited).	F-48
Consolidated Statements of Cash Flows for the Period from January 1, 2017 to
May 26, 2017 (Unaudited) and for the Six-Month Period Ended June 30, 2016 (unaudited)	F-49
Notes to Consolidated Financial Statements (Unaudited)	F-50

Financial Statements as of December 31, 2016 and 2015	F-59
Report of Independent Registered Public Accounting Firm	F-60
Consolidated Balance Sheets	F-61
Consolidated Statements of Operations	F-62
Consolidated Statements of Changes in Partners’ Capital	F-63
Consolidated Statements of Cash flows	F-64
Notes to Consolidated Financial Statements	F-65

Johnson City Property and Port Canaveral Property
Financial Statement for Fiscal Year Ended December 31, 2014	F-73
Report of Independent Auditor	F-73
Combined Statement of Revenues and Certain Operating Expenses	F-74
Notes to the Statement of Revenues and Certain Operating Expense	F-75

Silt Property
Financial Statement for Six Months Ended June 30, 2015 (unaudited) and Fiscal Year Ended
December 31, 2014	F-77
Report of Independent Auditor	F-77
Statements of Revenues and Certain Operating Expenses	F-78
Notes to the Statements of Revenues and Certain Operating Expense	F-79

Owned Properties
Financial Statement for Fiscal Year Ended December 31, 2015	F-81
Report of Independent Auditor	F-81
Combined Statement of Revenues and Certain Operating Expenses	F-82
Notes to the Statement of Revenues and Certain Operating Expense	F-83

Norfolk Property
Financial Statement for Fiscal Year Ended December 31, 2016	F-86
Report of Independent Auditor	F-86
Statement of Revenues and Certain Operating Expenses	F-87
Notes to the Statement of Revenues and Certain Operating Expense	F-87

HC GOVERNMENT REALTY TRUST, INC

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements as of June 30, 2017 have been prepared to provide pro forma information with regard to the Company’s capital raise from this offering, acquisition of one property, seven properties obtained pursuant to a contribution agreement and three properties under contract (collectively, the “Properties”).

The unaudited pro forma condensed combined balance sheet as of June 30, 2017 gives effect to the Company for its capital raise to date and estimated remaining capital to be raised as set forth in this offering circular and its immediate use of proceeds. As of June 30, 2017, the Company owned eleven properties, three properties were acquired in 2016, one property was acquired in March 2017 and seven properties were acquired, pursuant to a contribution agreement, in May 2017 (collectively, referred to as “Owned Properties”). The Company has three properties under contract (referred to as “Properties Under Contract”) as of June 30, 2017. Pro forma adjustments have been made to the HC Government Realty Trust, Inc. (“HC Government REIT”) balance sheet (unaudited) presented in the Company’s Form 1-SA semi-annual filing as of June 30, 2017 and filed on September 28, 2017 with the Securities and Exchange Commission (“SEC”). It isassumed for presentation purposes that the Owned Properties and Properties Under Contract were acquired on January 1, 2017. The pro forma balance sheet reflects the preliminary estimated impact of purchase accounting and other adjustments as required for the periods presented and the impact of a full six months of operations for the Properties.

The unaudited pro forma condensed combined statement of operations for the Company for the six months ended June 30, 2017 gives effect to the Company's acquisition of its Owned Properties and Properties Under Contract on January 1, 2017 and the results from ownership for the six month period ended June 30, 2017. Pro forma adjustments have been made to the HC Government REIT Historical Statement of Operations for the six month period ended June 30, 2017 (unaudited) presented in the Form 1-SA semi-annual filing and filed with the SEC on September 28, 2017. The pro forma statement of operations for the six month period ended June 30, 2017 reflects the estimated full six months of operations for 14 properties.

The unaudited pro forma condensed combined financial statements have been prepared by the Company's management based upon the historical financial statements of the Company and the pro forma results of owning the Properties. These pro forma statements may not be indicative of the results that actually would have occurred had the anticipated acquisition been in effect on the dates indicated or which may be obtained in the future.

In management's opinion, all adjustments necessary to reflect the effects of the Properties' acquisition as of January 1, 2017 have been made. These unaudited pro forma condensed combined financial statements are for informational purposes only and should be read in conjunction with the historical consolidated financial statements of (i) the Company, as of June 30, 2017 and December 31, 2016 and for the six month period ended June 30, 2017 and for the period from March 11, 2016 to December 31, 2016, (ii) Holmwood Capital, LLC, as of June 30, 2017 and December 31, 2016 and for the period from January 1, 2017 to May 26, 2017 and for the year ended December 31, 2016.

HC Government Realty Trust, Inc.
Unaudited Pro forma Condensed Combined Balance Sheet
As of June 30, 2017

	HC Government	Adjustments to	Properties
	REIT	Owned	Under	Pro Forma	Proforma
	Historical(1)	Properties(2)	Contract(3)	Adjustments(4)	Total
ASSETS
Investment in real estate, net	$56,771,654	$(909,980)	$22,274,795	$-	$78,136,469

Cash and cash equivalents	1,716,644	186,190	(5,573,831)	17,713,387	14,042,390
Deposits in escrow	192,202	51,940	27,551	-	271,693
Rent and other tenant accounts receivable, net	519,100	-	203,258	-	722,358
Related party receivables	109,536	-	-	-	109,536
Prepaids and other assets	675,033	5,000	43,760	-	723,793
Leasehold intangibles, net	2,797,169	(153,101)	1,643,975	-	4,288,043
Total Assets	$62,781,338	$(819,951)	$18,619,508	$17,713,387	$98,294,282

LIABILITIES
Mortgages payable, net	$40,241,084	$(252,596)	$18,346,796	$-	$58,335,284
Notes payable	5,367,552	-	-	(5,367,552)	-
Other liabilities	1,274,719	149,653	318,172	-	1,742,544
Total Liabilities	46,883,355	(102,943)	18,664,968	(5,367,552)	60,077,828

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 750,000,000 shares
authorized and 144,500 shares issued and outstanding	3,612,500	-	-	-	3,612,500
Common stock ($0.001 par value, 250,000,000
shares authorized, pro forma 3,225,148 and 200,000
common shares issued, and outstanding, respectively)	3,824,008	-	-	23,793,631	27,617,639
Offering costs	(1,410,764)	-	-	-	(1,410,764)
Accumulated deficit	(949,079)	(197,296)	(34,434)	(552,766)	(1,733,575)
Total Stockholders' Equity	5,076,665	(197,296)	(34,434)	23,240,865	28,085,800
Noncontrolling interests	10,821,318	(519,712)	(11,026)	(159,926)	10,130,654
Total Equity	15,897,983	(717,008)	(45,460)	23,080,939	38,216,454

Total Liabilities and Stockholders' Equity	$62,781,338	$(819,951)	$18,619,508	$17,713,387	$98,294,282

Notes to unaudited pro forma condensed combined balance sheet:

(1)
 HC Government REIT Historical (Column 1) balance sheet financial information was derived from the consolidated financial statements of the Company as of June 30, 2017 (unaudited), included in this filing with the SEC. The Company’s balance sheet as of June 30, 2017 reflects the Company’s acquisition of eleven properties (referred to as the “Owned” Properties) representing 208,253 rentable square feet located in seven states. The Company’s acquisitions are summarized as follows:
(a)
Three properties, representing 43,984 rentable square feet, were acquired in June, 2016 for a purchase price of $10,226,786. The acquisition was financed with a first mortgage loan with a fixed interest rate of 3.93% and a 3-year term. In addition, the seller provided a note payable in the amount $2, 019,089 with a term of 1.5 years and due on December 7, 2017.

(b)
Seven properties (referred to as “Contribution Properties”), representing 110,352 rentable square feet, were acquired in May, 2017, pursuant to a contribution agreement for a combined purchase price of $34,501,483. The terms of the contribution agreement provided for the issuance of 1,078,416 Operating Partnership Units (“OP Units”) for the membership interests of four single member limited liability companies and the rights to the profits, losses, distributed cash flow and all of the other benefits and burdens of ownership for three properties. The Company assumed existing debt of $23,717,323 representing 4 first mortgage loans and paid off existing corporate notes payables totaling $1,132,041 simultaneously with the closing of the acquisition. The average interest rate for the assumed loans is 4.38% and the average remaining loan term is 3.8 years. Debt service payments are based on monthly principal amortizations that range between 20 years and 29 years.
(c)
A 53,917 rentable square foot property was acquired in March 2017 for a purchase price of $14,500,000 plus closing costs and was initially financed by a $10,875,000 first mortgage debt with a floating rate interest rate of Libor + 210, principal amortization over 25 years and a 3-year term. The loan was refinanced in July, 2017and the new loan bears interest at a fixed annum rate of 4%, has a 5-year loan term and debt service payments are based on monthly principal amortization over 25-years. In addition, principals of Holmwood Capital, LLC, the previous owner of the Contribution Properties and an unrelated third-party, provided the Company with 3 short term notes payables totaling $3.4 million to fund the acquisition. The notes bear interest at 12%, have a one year term and require monthly interest only payments.

(2)
Owned Properties (Column 2) reflects the Pro forma adjustments to the Company’s historical balance sheet as of June 30, 2017 (Column 1), resulting from the following assumptions:
a.
The Company acquires eight properties purchased during the six month period ended June 30, 2017 on January 1, 2017. The adjustments reflect the net effect to the Company’s accumulated deficit, accumulated depreciation and amortization, principal amortization on debt and payment of lender required escrows had the properties been owned for a full six months.
b.
The purchase price for the Contribution Properties is reduced by $456,533 to reflect the earlier purchase date. Per the contribution agreement, any principal amortization on the agreed upon loans to be assumed or loans that are paid off during the period from January 1, 2016 and the date of closing shall increase the equity value and increase the number of OP Units issued. An earlier purchase date would result in a reduced purchase price. The pro forma adjustment reflects the principal amortization on the Contribution Properties related loan for the period from January 1, 2017 to May 26, 2017, the date the Contribution Properties were acquired.
c.
Allocations to noncontrolling interests have been made accordingly based on the pro forma ownership of its interests as of January 1, 2017.

(3)
Properties Under Contract (Column 3) reflects the net adjustments to the Company’s historical balance sheet as of June 30, 2017 (Column 1) related to the acquisition of three properties the Company had under contract as of June 30, 2017 and are assumed to be purchased on January 1, 2017. The properties, representing 88,082 rentable square feet, have a combined purchase price of $23,884,458. The pro forma adjustments reflect the estimated impact of purchase accounting and the impact of a full six months of operations for these properties. A summary of the acquisitions are as follows:
a.
The Company closed on a 21,116 rentable square foot building on July 25, 2017 for a purchase price of $4,709,458 plus acquisition costs. The acquisition was financed by a first mortgage loan in the amount $3,530,000 and proceeds from this offering. The loan bears interest at 4%, has a five year term and monthly debt service payments are based on a 25-year amortization.
b.
The Company, as of June 30, 2017, entered into separate purchase and sale agreements to acquire two properties, representing 66,966 square feet leased for a combined purchase price of $19,175,000 plus acquisition costs. The acquisitions will be financed by first mortgage loan estimated at $15,198,750 and equity raise by this offering. The properties are expected to close in October, 2017 and February, 2018.

(4)
Pro Forma Adjustments (Column 4) reflect the net adjustments to the Company’s historical balance sheet as of June 30, 2017 (Column 1) related to corporate activities resulting from the earlier acquisition of properties and proceeds from this offering. A summary of the pro forma adjustments are as follows:

	Pro Forma Adjustments
					Allocation to
			Common	Accumulated	Noncontrolled
	Cash	Liabilities	Stock	Deficit	Interest
Common shares issued and capital raise to
acquire Properties Under Contract(a)	$6,100,000	-	$6,100,000	-	-
Common shares issued and capital raise to
to repay Corporate Notes Payables(b)	5,900,000	-	5,900,000	-	-
Common shares transaction costs(c)	(1,050,000)	-	(1,050,000)	-	-
Repayment of notes payable(d)	(5,367,552)	(5,367,552)	-	-	-
Interest savings from repayment of	208,972	-	-	208,972	-
Corporate Notes Payables (e)	-	-	-	-	-
Increase in public company expense (f)	(81,393)	-	-	(81,393)	-
Increase in asset management fees (g)	(97,226)			(97,226)
Dividend payment (1Q2017)(g)	(602,125)	-	-	(442,200)	(159,925)
Vesting of LTIPs(i)	-	-	140,919	(140,919)	-
Total	$5,010,676	$(5,367,552)	$11,090,919	$(552,766)	$(159,925)

Common shares remaining to be issued (j)	13,920,780	-	13,920,780	-	-
Common shares transaction costs(j)	(1,218,068)	-	(1,218,068)	-	-
Net proceeds from issuance of shares	12,702,712	-	12,702,712	-	-

Combined Total	$17,713,387	$(5,367,552)	$23,793,631	$(552,766)	$(159,925)

a.
The Company will issue 610,000 shares of common stock at $10 per share for a capital raise of $6,100,000 and net proceeds will be used to acquire Properties Under Contract.
b.
The Company will issue 590,000 shares of common stock at a $10 per share for a capital raise of $5,900,000 and net proceeds will repay corporate notes payables.
c.
Transaction costs related to issuing 1,200,000 shares is estimated to be 8.75% of the $10 per common share cost or $1,050,000.
d.
Corporate notes payables totaling $5,367,552 will be repaid on January 1, 2017 and are described as follows:
i.
In connection with the Company’s acquisition of three properties in 2016, the seller provided a short term note payable in the amount of $2,019,789. The loan bears interest at a fixed annum rate of 7.0%, has a 1.5 year term and debt service payments are based on monthly principal amortization over 20 years.
ii.
In connection with the Company’s acquisition of a property in March 2017, the Company secured three notes payables totaling $3,400,000. Principals of Holmwood Capital, LLC, the previous owner of the Contribution Properties, provided the related party notes payables. The unsecured, interest-only loan bears interest at a fixed annum rate of 12% and are due on March 31, 2018.
e.
Repayment of notes payables results in interest savings of $208,972 for the period of January 1, 2017 to June 30, 2017.
f.
Costs related to operating as a public company is estimated to increase by $81,393.

g.
Asset management fees are estimated to be 1.5% of the stockholders’ equity account subject to certain adjustments for depreciation and amortization, capital gains and other adjustments as defined in the asset management agreement. The asset management fees are allocated to the various properties based on the Company’s equity investment in the properties. An accrual in the amount of $112,226 is provided based on the pro forma stockholders’ equity accounts, as adjusted based on the pro forma assumptions.
h.
A dividend payment in the amount $602,125 is estimated and reflects first quarter 2017 dividends on the Company’s outstanding common stock, long term incentive units (LTIPs) and operating partnership units had shares/units been issued on January 1, 2017. The first quarter dividends are payable on April 10, 2017.
i.
Vesting of LTIPs and restricted common stock in the amount of $140,919 reflects the additional amortization of the asset manager’s LTIPs and independent directors' restricted common stock due to the earlier issuance of common shares. The asset manager shall hold in LTIPs 3% of all common shares and operating partnership units outstanding on a fully diluted basis.
j.
As of June 30, 2017, the Company issued 407,922 common shares from this offering. The pro forma adjustments reflect proceeds from issuing 1,200,000 common shares from this offering and will primarily be used to buy the Properties Under Contract and repay corporate notes payables. The remaining common shares (totaling 1,392,078) assumed issued on January 1, 2017, will result in additional net proceeds of $12,708,712, net of transaction costs. Together with working capital funds, the Company will have $14,042,391 available to buy unidentified properties and available for corporate working capital needs.

HC Government Realty Trust, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Month Period ended June 30, 2017

	HC Government	Adjustments to	Properties
	REIT	Owned	Under	Pro Forma	Pro Forma
	Historical(1)	Properties(2)	Contract(3)	Adjustments(4)	Total(5)
Revenues	$1,338,324	$1,757,161	$1,189,385	$-	$4,284,870

Property Operations
Operating expenses	787,451	507,819	288,359		1,805,939
Depreciation and amortization	493,877	595,365	437,500		1,526,742
Management fees and other corporate expenses	73,563	211,821	66,722	319,537	449,333
Total operating expenses	1,354,891	1,315,005	792,581	319,537	3,782,014

Interest expense	538,236	702,631	442,264	(208,972)	1,474,159

Net income(loss)	$(554,803)	$(260,475)	$(45,460)	$(110,565)	$(971,303)
Less: Net income attributable to nonconrolling interests(5)	37,157	(63,179)	(11,026)		(37,048)
Net loss attributable to HC Government Realty Trust, Inc.	(591,960)	(197,296)	(34,434)	(110,565)	(934,255)
Less: Preferred stock dividends	126,439	-	-	-	126,439
Net loss attributable to common shareholders	$(718,399)	$(197,296)	$(34,434)	$(110,565)	$(1,060,694)

Weighted average basic and diluted
number of common shares outstanding(6)	296,814
Net loss per basic and dilutive common shares(6)	$(2.42)

Pro Forma weighted average basic and diluted
number of common shares outstanding
based on shares issued to buy identified properties (6)					3,225,148
Pro forma net loss per basic and dilutive common shares
based on shares issued to buy identified properties (6)					$(0.33)
Notes to the unaudited pro forma condensed combined statement of operations:

(1)
HC Government REIT Historical (Column 1) results of operations was derived from the Company’s Statement of Operations for the six month period ended June 30, 2017 (unaudited) and presented in the Company’s Form 1-SA semi-annual filing filed with the SEC on September 28, 2017. The results from operations reflect six months operations for three properties acquired in June, 2016, three months operations for a property acquired in March, 2017 and the operations for the period from May 27, 2017 to June 30, 2017 for the Contribution Properties.

(2)
The Owned Properties (Column 2) reflect the net adjustments to HC Government REIT Historical Statement of Operations (Column 1) assuming the Company acquired its eight properties on January 1, 2017. The net adjustments for the Owned Properties reflect the incremental increases to revenues and expenses resulting from the additional three months of operations for the Norfolk Property and the additional results of operations for the period from January 1, 2017 to May 26, 2017, for the Contribution Properties.

(3)
Properties Under Contract (Column 3) reflect the results from operations for three properties under contract as of June 30, 2017 assuming the Company acquired those properties on January 1, 2017. A pro forma condensed summary of revenues and expenses by property assuming the properties were owned for a full six months is as follows:

	Montgomery,	San Antonio,	Sarasota,
Properties(a)	AL	TX	FL	Total
Revenues(b)	$189,682	$545,058	$454,644	$1,189,385

Property Operations(b)
Operating expenses	54,860	158,501	74,998	288,359
Depreciation and amortization	79,536	172,674	185,290	437,500
Management fees	15,179	22,811	28,732	66,722
Total operating expenses	149,576	353,986	289,020	792,581

Interest expense	78,887	181,190	182,187	442,264

Net income(loss)	$(38,781)	$9,883	$(16,562)	$(45,460)

(a)
The three properties are leased to the United States of America and administered by GSA. A description of the properties are as follows;
i.
Montgomery, AL, a 21,116 rentable square foot property was originally built in 1999 for a commercial tenant. In response to a GSA solicitation for offer (“SFO) to lease space, the previous owner submitted a bid to buy this building and renovate it according to the plans and specifications outlined in the SFO. Construction took 12 months to complete and GSA signed a 10-year lease and accepted the building on December 9, 2016. The Company purchased the building on July 25, 2017 for a purchase price of $4,709,458 plus acquisition costs. The property has 5,080 rentable square feet vacant which GSA has indicated one of the government’s agencies plans to lease the vacant space in the near future.
ii.
San Antonio, TX property, a 38,756 rentable square foot property, was originally developed in 1972 and leased by a commercial tenant. The tenant vacated and the property sat vacant for several years. The owner, in response to a GSA SFO to lease space, submitted a bid to renovate its vacant building in accordance to the plans and specification outlined in the SFO. The owner’s bid was accepted. The gut-renovation job cost over $5.7 million and took 12 months to complete. GSA has accepted the space and its lease term began on May 1, 2017. The Company has a contract to buy the building at a purchase price of $8,225,000 plus acquisition costs. The Company expects to close on the property in November 2017.
iii.
Sarasota, FL. a 28,210 square foot building, build-to-suit, single tenanted property, is currently under construction. The Company has a contract to purchase the property for $11,000,000 plus acquisition costs and is expected to close in February, 2018, after GSA has accepted the space. The property is entirely leased to GSA under a 20-year firm term lease.

(b)
Pro forma revenues and expenses for the six month period ended June 30, 2017 were determined as follows;
i.
The Montgomery, AL property was a vacant property prior to the previous owner winning GSA’s SFO award to deliver office space. The Company was able to obtain the previous owners’ results of operations for actual revenues and property operating expenses from January 1 to July 25, 2017 (the dates of GSA acceptance of the renovated space and the date the Company acquired the property). Property operating expenses includes cleaning and janitorial, utilities, repairs and maintenance, landscaping and general and administrative costs. Expenses related to real estate taxes, insurance, property management fees, interest expense, asset management fees and depreciation and amortization are estimated as if the Company owned and managed the properties for the entire six month period.
ii.
Given the San Antonio, TX property was vacant prior to its 12-month gut-renovation and the Sarasota, FL property is currently under construction, there are no prior operating histories for these properties. The Company estimated the first six months of operating results using a zero based budgeting approach. Revenues were estimated based on signed leases with GSA. Property operating expenses were determined based on operating contracts, in existence or in negotiation, to provide janitorial, maintenance and landscaping services. Other routine operating expenses and utilities costs are estimated based on similar buildings in size and tenancy for the respective property locations. Expenses related to real estate taxes, insurance, property management fees, interest expense, asset management fees and depreciation and amortization are estimated as if the Company owned and managed the properties for the entire six month period.

(4)
Pro Forma Adjustments (Column 4) reflect the net adjustments to the Company’s historical statement of operations for the six month period ended June 30, 2017 related to certain corporate activities and are summarized as follows:
a.
Adjustments totaling $319,537 reflect the following:
i.
Additional amortization of the asset manager’s LTIP units and independent directors' restricted common stock in the amount of $140,919 represents the earlier issuance of LTIPs and a longer vesting period assuming funds from this offering were available on January 1, 2017. The asset manager is issued LTIP units so that the asset manager holds at all times 3% of common shares and operating partnership units outstanding on a fully-diluted basis. The asset managers LTIP units vest over a five-year period.
ii.
Additional public company expense in the amount of $81,393 is estimated.
iii.
Additional asset management fees in the amount of $97,226 is estimated.
a.
Interest savings of $208,972 represents six months interest on the Company’s corporate notes payables ($5,367,552) and reflected in the historical Statement of Operations (Column 1). The note is assumed to be repaid on January 1, 2017.

(5)
 Net income attributable to noncontrolling interests represents the allocation of net income (losses) primarily to the previous owner of the Contribution Properties. Based on the pro forma statement of operations, as of June 30, 2017, the noncontrolling interests would be entitled to 24.3% of the Company’s Operating Partnership’s net income (loss).

(6)
As of June 30, 2017, the Company’s actual weighted average basic and diluted number of common shares outstanding was 296,814. Assuming the remaining available common shares from this offering are issued and the pro forma adjustments occur, the pro forma weighted average basic and diluted number of common shares increases to 3,225,148 and the pro forma net loss per basic and diluted common shares decreases to ($0.33) per common share.

HC GOVERNMENT REALTY TRUST, INC

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined Statement of Operations for the year ended December 31, 2016 has been prepared to provide pro forma information with regard to the Company’s capital raise from this offering, acquisition of three properties acquired in 2016, seven properties obtained pursuant to a contribution agreement and four properties under contract (collectively, the “Properties”).

The unaudited pro forma condensed combined Statement of Operations gives effect to the Company’s acquisition of 14 properties on January 1, 2016 and the results of those properties operations for the year end December 31, 2016. As of December 31, 2016, the Company acquired three properties in June 2016 and are referred to as “Owned Properties”. Pursuant to a contribution agreement, the Company acquired seven properties (referred to as “Contribution Properties”) in May 2017. In addition, the Company acquired one property in March 2017 and has three properties under contract (referred to collectively as “Properties Under Contract”) as of June 30, 2017. Pro forma adjustments have been made to the HC Government Realty Trust, Inc. (“HC Government REIT”) Statement of Operations for the period from March 11, 2016 (date of inception) to December 31, 2016 presented in the Company’s Form 1K Annual Report as of December 31, 2016 and filed on April 27, 2017 with the Securities and Exchange Commission (“SEC”). It is assumed for presentation purposes that the Owned Properties, Contribution Properties and Properties Under Contract were acquired on January 1, 2016. The pro forma Statement of Operations reflects the preliminary estimated impact of purchase accounting and other adjustments as required for the period presented and the impact of a full twelve months of operations for the Properties.

The unaudited pro forma condensed combined Statement of Operations has been prepared by the Company's management based upon the Company’s historical Statement of Operations from March 11, 2016 (date of inception) to December 31, 2016 and the pro forma results of owning the Properties. This pro forma statement may not be indicative of the results that actually would have occurred had the anticipated acquisition been in effect on the dates indicated or which may be obtained in the future.

In management's opinion, all adjustments necessary to reflect the effects of the Properties' acquisition as of January 1, 2016 have been made. These unaudited pro forma condensed combined financial statements are for informational purposes only and should be read in conjunction with the historical consolidated financial statements of (i) the Company, as of December 31, 2016 and for the period from March 11, 2016 to December 31, 2016, (ii) Holmwood Capital, LLC, as of December 31, 2016 and 2015 and for the Years Ended December 31, 2016 and 2015.

HC Government Realty Trust, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2016

	HC Government			Properties
	REIT	Owned	Contribution	Under	Pro Forma	Pro Forma
	Historical(1)	Properties(2)	Properties(3)	Contract(4)	Adjustments(5)	Total
Revenues	$747,477	$581,666	$3,711,203	$3,835,580	$-	$8,875,926

Property Operations
Operating expenses	257,557	102,099	973,972	973,145	1,315,269	3,622,042
Depreciation and amortization	302,484	238,773	1,228,415	1,263,704		3,033,376
Management fees	57,309	39,416	284,832	239,211		620,768
Total operating expenses	617,350	380,288	2,487,219	2,476,060	1,315,269	7,276,186

Interest expense	256,171	150,079	1,023,406	1,501,224	(77,928)	2,852,952

Net income(loss)	$(126,044)	$51,299	$200,578	$(141,704)	$(1,237,341)	$(1,253,212)
Less: Net income attributable to nonconrolling interests(6)	-	11,433	44,701	(31,580)	-	24,554
Net loss attributable to HC Government Realty Trust, Inc.	(126,044)	39,866	155,877	(110,124)	(1,237,341)	(1,277,766)
Less: Preferred stock dividends	104,636	85,020	-	-	-	189,656
Net loss attributable to common shareholders	$(230,680)	$(45,154)	$155,877	$(110,124)	$(1,237,341)	$(1,467,422)

Weighted average basic and diluted
number of common shares outstanding(7)	160,000
Net loss per basic and dilutive common shares(7)	$(1.44)

Pro Forma weighted average basic and diluted
number of common shares outstanding						3,244,329
Pro forma net loss per basic and dilutive common shares
based on shares issued to buy identified properties (7)						$(0.45)

Notes to the unaudited pro forma condensed combined statement of operations:

(1)
HC Government REIT Historical (Column 1) was derived from the Company’s Audited Statement of Operations for the period from March 11, 2016 (date of inception) to December 31, 2016 and presented in the Company’s Form 1K Annual Filing filed with the SEC on April 27, 2017. The historical Statement of Operations reflect the results of operations for three properties on June 10, 2016 (the date the properties were acquired) to December 31, 2016, and corporate activities from the period of March 11, 2016 to December 31, 2016.

(2)
Owned Properties (Column 2) reflect the net adjustments to HC Government REIT Historical Statement of Operations for the period from March 11, 2016 to December 31, 2016 (Column 1) assuming the Company acquired its three properties on January 1, 2016. The pro forma adjustments reflect the incremental increases to revenues and expenses resulting from owning the properties during the period from January 1, 2016 to June 10, 2016. To determine the adjustments required, the Company obtained the previous seller’s results of operation for actual revenues and property operating expenses from January 1, 2015 to June 30, 2015. These results were provided in the Offering Circular and filed with the SEC on November 7, 2016. Adjustments were made for the actual results of operations for the period June 10, 2016 to June 30, 2016, the period when the Company owned the properties. Property operating expenses includes cleaning and janitorial, utilities, repairs and maintenance, landscaping and general and administrative expenses. Expenses related to real estate taxes, insurance, property management fees, interest expense, asset management fees and depreciation and amortization are estimated as if the Company owned and managed the properties during the period from January 1, 2016 to June 10, 2016. A summary of revenues and expenses are as follows:

	Proforma January 1, 2016 to June 30, 2016				Actual from
	Lawton	Moore	Lakewood	Combined	June 10, 2016	Proforma
	Property	Property	Property	Total	to June 30, 2016	Estimate
Revenues
Rental revenues(1)	$140,572	$262,025	$229,831	632,428	73,769	558,659
Real estate tax reimbursements	1,740	37	16,382	18,159	2,830	15,329
Other income	850	6,828	-	7,678	-	7,678
	143,162	268,890	246,213	658,265	76,599	581,666

Certain Operating Expenses
Property operating(1)	18,977	29,890	32,889	81,756	22,665	59,091
Real estate taxes	4,967	10,449	26,755	42,171	5,221	36,950
Insurance	1,311	2,179	1,293	4,783	1,176	3,607
Property management fees	2,764	7,863	7,504	18,131	4,980	13,151
Other	900	1,200	351	2,451	-	2,451
	28,919	51,581	68,792	149,292	34,042	115,250

Excess of revenues over
operating expenses	$114,243	$217,309	$177,421	$508,973	$42,557	$466,416

Asset management fees(2)				30,878	4,613	26,265
Interest expense(2)				185,497	35,418	150,079
Depreciation and amortization(2)				269,386	30,613	238,773

Net income (loss)				$23,212	$(28,087)	$51,299

(1)
 Rental revenues and property operation expense were provided by the previous owners for the period of January 1, 2015 to June 30, 2015
(2)
The Company made adjustments for asset management fees, interest expense and depreciation and amortization expense as if the assets were acquired on January 1, 2016.

(3)
Contribution Properties (Column 3) represents seven properties to be acquired pursuant to a contribution agreement with Holmwood Capital, LLC (“Holmwood”), the predecessor entity to HC Government Realty Trust, Inc. The properties represents 110,352 rentable square feet and are 100% leased to the United States of America and occupied by various governmental agencies. The combined purchased price for the properties totals $34,501,483 and the transaction closed on May 26, 2017. The pro forma adjustments to HC Government REIT Historical Statement of Operations (Column 1) reflect twelve months of operations assuming these properties were acquired on January 1, 2016. The revenues and expenses for these properties were derived from the actual revenues and operating expense results for the operating properties and included in Holmwood Capital, LLC’s audited financial statement as of December 31, 2016. This statement is included herein with this filing.

(4)
Properties Under Contract (Column 4) reflect the results from operations for four properties under contract assuming the Company acquired the properties on January 1, 2016. A pro forma condensed summary of revenues and expenses by property assuming the properties were owned for a full year is as follows:

	Norfolk,	Montgomery,	San Antonio,	Sarasota,
Properties(a)	VA	AL	TX	FL	Total
Revenues(b)	$1,402,018	$432,223	$1,092,051	$909,288	$3,835,580

Property Operations(b)
Operating expenses	416,369	103,261	303,519	149,996	973,145
Depreciation and amortization	388,704	159,072	345,349	370,580	1,263,704
Management fees	105,697	30,381	45,670	57,464	239,211
Total operating expenses	910,770	292,714	694,537	578,039	2,476,060

Interest expense	619,543	156,937	362,380	362,365	1,501,224

Net income(loss)	$(128,295)	$(17,427)	$35,134	$(31,116)	$(141,704)

(a)
The four properties are leased to the United States of America and the leases are administered by GSA. A description of the properties are as follows;
i.
Norfolk, VA is a 53,917 rentable square foot existing operating property the Company acquired on March 31, 2017 for a purchase price of $14,500,000 plus closing costs. The tenant renewed its lease prior to our purchase and began its 10-year firm term on June 27, 2017. Under the terms of the lease, GSA plans to invest $1.4 million in tenant improvements and will repay this amount over the remaining firm term of its lease when the improvements have been completed. The funds to complete the planned improvements were funded by the seller and are escrowed.
ii.
Montgomery, AL, a 21,116 rentable square foot property was originally built in 1999 for a commercial tenant. In response to a GSA solicitation for offer (“SFO) to lease space, the previous owner submitted a bid to buy this building and renovate it according to the plans and specifications outlined in the SFO. Construction took 12 months to complete and GSA signed a 10-year lease and accepted the building on December 9, 2016. The Company purchased the building on July 25, 2017 for a purchase price of $4,709,458 plus acquisition costs. The property has 5,080 rentable square feet vacant which GSA has indicated the tenant plans to lease the vacant space in the near future.
iii.
San Antonio, TX property, a 38,756 rentable square foot property, was originally developed in 1972 and leased by a commercial tenant. The tenant vacated and the property sat vacant for several years. The owner, in response to a GSA SFO to lease space, submitted a bid to renovate its vacant building in accordance to the plans and specification outlined in the SFO. Upon acceptance of its bid, the seller made over $5.7 million in necessary improvements to the property taking 12 months to complete. GSA has accepted the space and the lease began on May 1, 2017. The Company has a contract to buy the building at a purchase price of $8,225,000 plus acquisition costs and expects to close on the property in November 2017.
iv.
Sarasota, FL, a 28,210 rentable square foot, build-to-suit, single tenanted property, is currently under construction. The Company has a contract to purchase the property for $11,000,000 upon GSA’s acceptance of the space and is estimated to occur in February, 2018. GSA has signed a 20-year firm term lease and its government tenants will occupy the entire space.

(b)
Pro forma revenues and expenses for the year ended December 31, 2016 were determined as follows;
i.
The Norfolk, VA Statement of Revenues and Certain Operating Expenses for the year ending December 31, 2016 was provided by the seller and has been audited. The financial report and auditors opinion letter has been included in this filing. Certain of the pro forma adjustments reflect the audited results from operations. In addition, pro forma adjustments related to real estate taxes, insurance, property management fees, interest expense, asset management fees and depreciation and amortization are estimated as if the Company owned and managed the properties for the entire year.
ii.
 Montgomery, AL property, an existing operating property, the Company obtained the previous seller’s results of operations for actual revenues and property operating expenses from January 1 to July 25, 2017, the date the Company purchased the property. Property operating expenses includes cleaning and janitorial, utilities, repairs and maintenance, landscaping and general and administrative costs. Expenses related to real estate taxes, insurance, property management fees, interest expense, asset management fees and depreciation and amortization are estimated as if the Company owned and managed the properties for the entire six month period.
iii.
Given the San Antonio, TX property was vacant prior to its 12-month gut-renovation and the Sarasota, FL property is currently under construction, there are no prior operating histories for these properties. The Company estimated the properties’ operating results using a zero based budgeting approach. Revenues were estimated based on the signed leases with GSA. Property operating expenses were determined based on operating contracts, in existence or in negotiation, to provide janitorial, maintenance and landscaping services. Other routine operating expenses and utilities costs are estimated based on similar buildings in size and tenancy for the respective property locations. Expenses related to real estate taxes, insurance, property management fees, interest expense, asset management fees and depreciation and amortization are estimated as if the Company owned and managed the properties for the entire year.

(5)
Pro Forma Adjustments (Column 5) reflect the net adjustments to the Company’s historical statement of operations for the year ended December 31, 2016 related to certain corporate activities and are summarized as follows:
a.
 Adjustments totaling $1,315,269 reflect the following:
i.
Annual amortization of independent directors' ($160,000) restricted common stock and asset manager’s ($283,291) LTIP units totaling $443,291 are estimated. The Company’s independent directors of its board each receives 4,000 shares of restricted common stock (16,000 shares of restricted common stock) to be vested over one year. The asset manager is issued LTIP units so that the asset manager holds at all times 3% of common shares and OP Units outstanding on a fully-diluted basis. The asset manager’s LTIP units vest over a five-year period.
ii.
Additional public company expense in the amount of $678,478 is estimated. Public company expense includes increase audit and tax fees, legal costs related to SEC filings, directors’ and officers’ insurance, transfer fees, investor relations and other related costs.
iii.
Asset management fees are estimated to be 1.5% of the stockholders’ equity account with certain adjustments for depreciation and amortization and capital gains and other events as defined in the asset management agreement. The asset management fees are allocated to the various properties based on the Company’s equity investment in the properties. The Company estimates additional asset management fees in the amount of $193,500.

b.
Interest savings of $77,928 represents the interest on the Company’s corporate note payable ($1,992,140) and reflected in the historical Statement of Operations (Column 1). The note is assumed to be repaid on January 1, 2016.

(6)
 Net income attributable to noncontrolling interests represents the allocation of net income (losses) primarily to the previous owner of the Contribution Properties. Based on the pro forma statement of operations, as of December 31, 2016, the noncontrolling interest would be entitled to 22.3% of the Company’s Operating Partnership’s net income (loss).

(7)
As of December 31, 2016, the Company’s historical weighted average basic and diluted number of common shares outstanding was 160,000. Assuming the remaining available common shares from this offering are issued and the pro forma adjustments occur, the pro forma weighted average basic and diluted number of common shares increases to 3,244,329 and the pro forma net loss per basic and diluted common shares decreases to ($0.45) per common share.

HC Government Realty Trust, Inc.

Consolidated Financial Statements – as of June 30, 2017 (unaudited) and December 31, 2016 (audited) and for the six-month period ended June 30, 2017 (unaudited) and the period from March 11, 2016 (date of inception) to June 30, 2016 (unaudited)

HC Government Realty Trust, Inc.
Consolidated Balance Sheet
As of June 30, 2017 (unaudited) and December 31, 2016 (audited)

	June 30,	December 31,
	2017	2016
ASSETS
Investment in real estate, net:	$56,771,654	$10,435,991

Cash and cash equivalents	1,716,644	247,137
Deposits in escrow	192,202	51,656
Rent and other tenant accounts receivables, net	519,100	126,590
Related parties receivables	109,536	525,397
Prepaids and other assets	675,033	182,376
Leasehold intangibles, net	2,797,169	326,279
Total Assets	$62,781,338	$11,895,426
	-
LIABIILTIES
Mortgages payable, net of unamortized debt costs	$40,241,084	$7,068,067
Notes payable	5,367,552	1,992,140
Other note payable	37,719	111,821
Accrued interest payable	151,755	35,379
Other liabilities	1,085,245	378,684
Total Liabilities	46,883,355	9,586,091

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 750,000,000 shares authorized
and 144,500 shares issued and outstanding)	3,612,500	3,612,500
Common stock ($0.001 par value, 250,000,000
shares authorized, 618,978 and 200,000 common shares issued,
and outstanding, respectively)	3,824,008	2,000
Offering costs	(1,410,764)	(1,074,485)
Accumulated deficit	(949,079)	(230,680)
Total Stockholders' Equity	5,076,665	2,309,335
Noncontrolling interests	10,821,318	-
Total Equity	15,897,983	2,309,335
Total Liabilities and Stockholders' Equity	$62,781,338	$11,895,426

The accompanying notes are an integral part of the financial statements.

HC GOVERNMENT REALTY TRUST, INC.
Consolidated Satement of Operations
For the six-month period ended June 30, 2017 (unaudited) and for the period from March 11, 2016 (date of inception) to June 30, 2016

		Period from
	Six months	March 11, 2016
	ended	to
	June 30, 2017	June 30, 2016
Revenues:
Rental revenues	$1,319,748	$73,769
Real estate tax reimbursments and other revenues	18,576	2,830
Total Revenues	1,338,324	76,599

Other Property Operations
Repairs and maintenance	48,739	1,750
Utilities	72,069	4,305
Real estate and other taxes	120,158	5,221
Depreciation and amortization	493,877	30,613
Other operating expense	69,735	2,777
Management fees	73,563	9,593
Professional expenses	184,647	5,856
Insurance	16,828	1,176
Amortization of stock compensation	110,560	-
General and administrative	164,715	7,977
Total Operating Expenses	1,354,891	69,268

Interest expense	538,236	35,418
Net loss	(554,803)	(28,087)
Less: Net income attributable to nonconrolling interests	37,157	-
Net loss attributable to HC Government Realty Trust, Inc.	(591,960)	(28,087)
Less: Preferred stock dividends	(126,439)	-
Net loss attributable to common shareholders	$(718,398)	$(28,087)

Net loss per basic and dilutive common shares	$(0.88)	$(0.46)

Weighted average number of basic and diluted
common shares outstanding	814,464	60,822

The accompanying notes are an integral part of the financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

HC GOVERNMENT REALTY TRUST, INC.
Consolidated Statement of Changes in Stockholders' Equity
For the six-month period ended June 30, 2017 (unaudited)

							Total	Noncontrolling
	Preferred Stock		Common Stock		Offering	Accumulated	Stockholders'	Interests		Total
	Shares	Value	Shares	Value	Costs	Deficit	Equity	Units	Value	Equity

Balance, December 31, 2016	144,500	$3,612,500	200,000	$2,000	$(1,074,485)	$(230,680)	$2,309,335	-	$-	$2,309,335

Proceeds from issuing common
shares, net of issuance costs	-	-	407,922	3,711,448	-	-	3,711,448	-	-	3,711,448

Noncontrolling interests
investments	-	-		-	-	-	-	1,078,416	10,784,161	10,784,161

Vesting of longterm incentive
plans	-	-	11,056	110,560	-	-	110,560	-	-	110,560

Dividends	-	-		-	-	(126,439)	(126,439)	-	-	(126,439)

Offering costs	-	-		-	(336,279)	-	(336,279)	-	-	(336,279)

Net income (loss)	-	-		-	-	(591,960)	(591,960)	-	37,157	(554,803)

Balance, June 30, 2017	144,500	$3,612,500	618,978	$3,824,008	$(1,410,764)	$(949,079)	$5,076,665	1,078,416	$10,821,318	$15,897,983

The accompanying notes are an integral part of the financial statements.

HC Government Realty Trust, Inc.
Consolidated Statement of Cash Flows
For the six-month period ended June 30, 2017 (unaudited) and for the period from March 11, 2016 (date of inception) to June 30, 2016 (unaudited)

		Period from
	Six months	March 11, 2016
	ended	to
	June 30, 2017	June 30, 2016
Cash flows from operating activities:
Net loss	$(554,803)	$(28,087)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation	388,561	24,944
Amortization of acquired lease-up costs	55,751	2,453
Amortization of in-place leases	49,566	4,210
Amortization of above/below-market leases	(7,669)	(994)
Amortization of debt issuance costs	29,720	7,334
Amortization of stock based compensation	110,560	-
Change in assets and liabilities
Increase in rent and other tenant accounts receivables, net	(392,510)	(43,613)
Increase in prepaid expense and other assets	(492,657)	(1,418,513)
Increase in deposits in escrow	(140,546)	(163,386)
Increase in accounts payable and other accrued expenses	703,758	21,395
Increase in accrued interest payable	116,376	24,418
(Increase)decrease in related party receivables	415,861	-
Net cash provided(used) in operating activities	281,967	(1,569,839)

Cash flows from investing activities:
Investment property acquisitions	(14,788,473)	(11,050,596)
Net cash used in investing activities	(14,788,473)	(11,050,596)

Cash flows from financing activities:
Issuance of common stock, net of underwriter's discount	3,711,448	2,000
Issuance of preferred stock	-	2,800,000
Offering costs	(336,279)	(217,710)
Mortgage proceeds	10,875,000	7,225,000
Mortgage principal payments	(165,496)	-
Proceeds from seller note payable	-	2,019,789
Proceeds from other note payable	3,400,000	1,000,000
Assumed notes from contribution properties repaid	(1,132,038)	-
Notes principal repayments	(98,690)	-
Debt issuance costs	(151,493)	(105,072)
Dividends paid	(126,439)	-
Net cash from financing activities	15,976,013	12,724,007

Net increase in cash and cash equivalents	1,469,507	103,572
Cash and cash equivalents, beginning of period	247,137	-
Cash and cash equivalents, end of period	$1,716,644	$103,572

The accompanying notes are an integral part of the financial statements.

Notes to the Consolidated Financial Statements

1.
Organization

HC Government Realty Trust, Inc. (the “REIT” or the “Company), a Maryland corporation, was formed on March 11, 2016 to primarily source, acquire, own and manage built-to-suit and improved-to-suit, single-tenant properties leased by the United States of America through the U.S General Services Administration (“GSA Properties”). The Company focuses primarily on GSA Properties across secondary and smaller markets, within size ranges of 5,000-50,000 rentable square feet, and in their first term after construction or retrofit to post-9/11 standards. Further, the Company selects GSA Properties that fulfill mission critical or citizen service functions. Leases associated with the GSA Properties are full faith and credit obligations of the United States of America and are administered by the U.S. General Services Administration or directly through the occupying federal agencies, or collectively the GSA.

The Company owns its properties through the Company’s subsidiary, HC Government Realty Holdings, L.P., a Delaware limited partnership (“Operating Partnership”). The Operating Partnership invests through wholly-owned special purpose limited liability companies, or special purpose entities (“SPE”), primarily in properties across secondary or smaller markets.

The consolidated financial statements include the accounts of its Operating Partnership subsidiary and related SPEs and the accounts of the REIT. As of June 30, 2017, the financial statements reflect the operations of 11 properties representing 208,203 rentable square feet located in seven states. There were 3 properties purchased in June, 2016 representing 43,984 rentable square feet located in two states. The properties are 100% leased to the United States of America and, based on aggregate net operating income of each property, have a weighted average remaining lease term of 9.7 years and 9.4 years if none of the early termination rights are exercised and 6.7 years and 6.2 years if all of the early termination rights are exercised as of June 30, 2017 and June 30, 2016, respectively. The Company and its assets are managed externally by Holmwood Capital Advisors, LLC and its subsidiary Holmwood Capital Management, LLC (collectively “HCA” or “Asset Manager”). The Company operates as an UPREIT and plans to elect to be treated as a real estate investment trust, or REIT, for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code, beginning with the taxable year ended December 31, 2017.

2.
Significant Accounting Policies

Basis of Accounting and Consolidation Basis - The accompanying consolidated financial statements include the accounts of the subsidiary and eleven SPEs as of June 30, 2017 including transactions whereby the Company has been determined to have majority voting interest, or has both control and is the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) guidance. All other significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents - Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less when purchased. At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in connection with such deposits.

Organizational, Offering and Related Costs - Organizational and offering costs of the Company include expenses paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. As of June 30, 2017 and December 31, 2016, organizational and offering costs totaled $1,410,764 and $1,074,485 respectively.

Deposits in Escrow – As of June 30, 2017 and December 31, 2016, deposits in escrow represent cash held by a lender which are restricted for real estate tax and insurance expenses.

Purchase Accounting for Acquisitions of Real Estate Subject to a Lease - In accordance with the FASB guidance on business combinations, the Company determines the fair value of the real estate assets acquired on an “as if vacant” basis. The difference between the purchase price and the fair value of the real estate assets on an “as if vacant” basis is first allocated to the fair value of above- and below-market leases, and then allocated to in-place leases and lease-up costs.

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land and buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments. Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancelable terms of the related leases. Above (below) market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancelable term of the lease.

Additionally, in-place leases are valued in consideration of the net rents earned that would have been foregone during an assumed lease-up period; and lease-up costs are valued based upon avoided brokerage fees. The Company has not recognized any value attributable to customer relationships. The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-ratably to each component of calculated value. In-place leases and lease-up costs are amortized over the remaining non-cancelable term of the leases. Real estate values were determined by independent accredited appraisers.

Building assets are depreciated over a 40-year period, tenant improvements and the leasehold intangibles are amortized over the remaining non-cancelable term of the lease. In the event that a tenant terminates its lease, the unamortized portion of the in-place lease and lease-up costs are charged to expense immediately.

The Company’s real estate is leased to tenants on a modified gross lease basis. The leases provide for a minimum rent which normally is flat during the firm term of the lease. The minimum rent payment may include payments to pay for lessee requests for tenant improvement or to cover the cost for extra security. The tenant is required to pay increases in property taxes over the first year and an increase in operating costs based on the consumer price index of the lease’s base year operating expenses. Operating costs includes repairs and maintenance, cleaning, utilities and other related costs. Generally, the leases provide the tenant with renewal options, subject to generally the same terms and conditions of the base term of the lease. The Company accounts for its leases using the operating method. Such method is described below:

Operating method – Properties with leases accounted for using the operating method are recorded at the cost of the real estate. Revenue is recognized as rentals are earned and expenses (including depreciation and amortization) are charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives. Leasehold interests are amortized on the straight-line method over the terms of their respective leases. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease.

Construction expenditures for tenant improvements, leasehold improvements and leasing commissions are capitalized and amortized over the remaining terms of each specific lease. Maintenance and repairs are charged to expense during the financial period in which they are incurred. Expenditures for improvements that extend the useful life of the real estate investment are capitalized. Upon sale or disposition of the investment in real estate, the cost and related accumulated depreciation and amortization are removed from the accounts with the resulting gain or loss included as a component of net income (loss) during the period in which the disposition occurred.

Impairment – Real Estate - The Company reviews investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. To determine if impairment may exist, the Company reviews its properties and identifies those that have had either an event of change or an event of circumstances warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. As of June 30, 2017, the Company has not recorded any impairment charges.

Tenant Improvements - As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the remaining lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of minimum rent revenue. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease. No tenant allowances were provided year-to-date June 30, 2017 and during the period from March 11, 2016 (inception) to June 30, 2016.

Revenue Recognition - Minimum rents are recognized when due from tenants; however, minimum rent revenues under leases which provide for varying rents over their terms, if any, are straight lined over the term of the leases. In the case of expense reimbursements due from tenants, the revenue is recognized in the period in which the related expense is incurred.

Rents and Other Tenant Accounts Receivables, net - Rents and other tenant accounts receivables represent amounts billed and due from tenants. When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. Due to the high credit worthiness of the tenant, there were no allowances as of June 30, 2017 and December 31, 2016, respectively.

Income Taxes – The Company accounts for income taxes using the asset and liability approach for the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred tax assets and liabilities are measured using enacted statutory tax rates applicable to the future years in which the deferred amounts are expected to be settled or realized. The effect of changes in tax rates is recognized in the provision for income tax in the period the change in rates is enacted. Significant judgment is required in determining income tax provisions and evaluating tax provisions under the accounting guidance for income taxes.

Management determines whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. As of June 30, 2017 and June 30, 2016, the Company has not identified any uncertain tax positions requiring an accrual.

Noncontrolling Interests - Noncontrolling interests represents the portion of equity in the Company’s Operating Partnership not attributable to the REIT. Accordingly, noncontrolling interests are included in the equity section of the consolidated balance sheets but separate from the Company’s equity. On the consolidated statements of operations, the subsidiaries are reported at the consolidated amount, including both the amount attributable to the Company and noncontrolling interests. Consolidated statements of changes in equity include beginning balances, activity for the period and ending balances for shareholders’ equity, noncontrolling interests and total equity.

The noncontrolling interest of the Operating Partnership common unit holders is calculated by multiplying the noncontrolling interest ownership percentage at the balance sheet date by the Operating Partnership’s net assets (total assets less total liabilities). The noncontrolling interest percentage is calculated at any point in time by dividing the number of units not owned by the Company by the total number of units outstanding. The noncontrolling interest ownership percentage will change as additional units are issued or as units are exchanged for the Company’s $0.001 par value per share common stock. In accordance with GAAP, any changes in the value from period to period are charged to additional paid-in capital.

Debt Costs – Mortgages Payable – Debt costs incurred in connection with the Company’s mortgages payable have been deferred and are being amortized over the term of the respective loan agreements using the straight-line method, which approximates the effective interest method and are recorded in Mortgages payable on the Consolidated Balance Sheet. For the six-month period ended June 30, 2017 and for the period from March 11, 2016 (date of inception) to June 30, 2016, the Company incurred total gross debt issuance costs of $256,565 and $105,072, respectively. The accumulated amortization related to these debt issuance costs as of June 30, 2017 and December 31, 2016 was $49,304 and $19,584, respectively.

Recent Accounting Pronouncements - In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements of Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition” and most industry-specific guidance on revenue recognition throughout the ASC. The new standard is principles based and provides a five step model to determine when and how revenue is recognized. The core principle of the new standard is that revenue should be recognized when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also requires disclosure of qualitative and quantitative information surrounding the amount, nature, timing and uncertainty of revenues and cash flows arising from contracts with customers. The new standard will be effective for the Company for the year ending December 31, 2019 and can be applied either retrospectively to all periods presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is permitted beginning for the year ending December 31, 2017. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 is intended to improve financial reporting about leasing transactions.  The ASU will require organizations that lease assets referred to as “Lessees” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial statements.  The leasing standard will be effective for the year ended December 31, 2020.

Early adoption will be permitted upon issuance of the standard and a modified retrospective approach must be applied. See Note 7 for the Company’s current lease commitments. The Company is currently evaluating the impact of ASU 2016-02 on its financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” ASU 2016-15 is intended to improve cash flow statement classification guidance. The standard will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of ASU 2016-15 on its financial statements.

In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business.” ASU 2017-01 is intended to help companies evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The standard will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of ASU 2017-01 on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

3.
Investment in Real Estate

Pursuant to a contribution agreement, as amended between our predecessor, Holmwood Capital, LLC (“predecessor” or “Holmwood”) and our Operating Partnership, all of the membership interests in four of our predecessor’s subsidiaries were contributed to our Operating Partnership in exchange for common units (the “OP Units”). In addition, in exchange for all of the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income taxes for three of our predecessor’s subsidiaries, our Operating Partnership issued OP Units as if the membership interests of such subsidiaries also had been contributed to our Operating Partnership at the date of closing.

The number of OP Units issued in connection with this transaction was calculated based upon the agreed value of our predecessor’s equity, plus principal amortization paid by our predecessor from January 1, 2016 to and including the date the contribution was made (May 26, 2017), divided by $10 per OP Unit. The equity value for the membership interests and the rights to the profits, losses, distributed cash flow and all of the other benefits and burdens of ownership, determined as of the date of the contribution, was $10,974,023, which was reduced by an outstanding balance on an advance of $189,862 by the REIT. The OP Units can be redeemed in exchange for shares of our common stock on a 1:1 basis.

In addition, as of the date of closing, our Operating Partnership assumed the outstanding mortgage indebtedness associated with each of the underlying properties, aggregating $22,585,285, as well as notes payable aggregating $1,132,038. The notes were repaid by our Operating Partnership on the contribution date. The Company entered into a tax protection agreement indemnifying Holmwood for any taxes resulting from a sale for a period of ten years after the date of closing.

The Company acquired a 53,917 rentable square foot building leased to the United States of America on March 31, 2017 for a purchase price of $14,500,000 excluding acquisition costs. The acquisition was financed by first mortgage debt of $10,875,000 and the proceeds from unsecured loans to our Operating Partnership from two principals of our predecessor and a third-party aggregating $3,400,000 (the “unsecured debt”) (see Note 5). The Company’s initial acquisition included three properties purchased in June 2016. The results of the property operations are included in the consolidated financial statements from their date of acquisition.

A summary of the Company’s contributed and acquired properties for the six-month period ended June 30, 2017 and for the period from March 11, 2016 to June 30, 2016 is as follows:

	Date
	Acquired/	Acquisition Costs
	Contributed	2017	2016
2017 Contributed Properties
Lorain, OH	May 2017	$3,764,784	$-
Jonesboro, AR	May 2017	7,075,744	-
PSL - Port Saint Lucie, FL	May 2017	5,107,182	-
Fort Smith, AR	May 2017	3,512,142	-
Johnson City, TN	May 2017	4,501,956	-
Cape Canaveral, FL	May 2017	6,589,675	-
Silt, CO	May 2017	3,950,000	-
		34,501,483	-
2017 Acquisitions
Norfolk, VA	March 2017	14,788,473	-

2016 Acquisitions
Lawton, OK	June 2016	-	2,287,688
Moore, OK	June 2016	-	5,015,422
Lakewood, CO	June 2016	-	3,747,486
		$49,289,956	$11,050,596

The purchase price allocations for properties contributed and acquired for the six-month period ended June 30, 2017 and acquired during the period from March 11, 2016 and December 31, 2016 were based on estimated fair values. A summary is as follows:

Land	$4,411,240	$841,155
Buildings and improvements	40,858,415	8,420,511
Tenant improvements	1,454,569	1,418,354
Acquired in-place leases	1,238,310	366,167
Acquired lease-up costs	1,427,077	268,127
Above(below)-market leases	(99,656)	(263,718)
	$49,289,956	$11,050,596

The properties are 100% leased to the United States of America and administered by General Services Administration (GSA) or occupying agency. The average lease term is 10.1 years for the total lease term and 7.1 years if GSA elects its’ early termination right. Lease maturities range from 2021 to 2027.

The expected future amortization of above (below)-market leases and acquired in-place lease value and acquired lease-up costs (combined intangible lease costs) totaled $2,797,169 as of June 30, 2017. A summary of the components are as follows:

	Above(Below)	Intangible
	Market	Lease
	Leases	Costs
Year ending June 30:
2018	$(75,282)	$474,909
2019	(74,753)	489,427
2020	(74,285)	484,043
2021	(67,367)	465,886
2022	(50,819)	324,391
Thereafter	3,766	897,253
	$(338,740)	$3,135,909

Accretion of above-market leases resulted in a net increase in rental revenues of $7,669 for the six-month period ended June 30, 2017. Amortization of below-market leases resulted in a decrease in rental revenues of $994 for the period from March 11, 2016 (date of inception) to June 30, 2016. Amortization of in-place leases and lease-up costs was $105,316 for the six-month period ended June 30, 2017 and $6,663 for the period from March 11, 2016 (date of inception) to June 30, 2016.

Summary of Investments - The following is a summary of Investment in real estate, net as of June 30, 2017 and December 31, 2016, respectively:

	2017	2016
Land	$5,252,395	$841,155
Buildings and improvements	49,278,926	8,420,511
Tenant improvements	2,872,923	1,418,354
	57,404,244	10,680,020
Accumulated depreciation	(632,590)	(244,029)
Investments in real estate, net	$56,771,654	$10,435,991

The following is a summary of Leasehold intangibles, net:

Acquired in-place leases	$1,604,477	$366,167
Acquired lease-up costs	1,695,204	268,127
Acquired above-(below) market lease	(363,373)	(263,718)
	2,936,308	370,576
Accumulated amortization	(139,139)	(44,297)
Leasehold intangibles, net	$2,797,169	$326,279

4.
Debt

Mortgages Payable - The Company’s mortgage notes totaled $40,241,084 and $7,068,067, net of unamortized debt costs of $207,261 and $85,488 as of June 30, 2017 and December 31, 2016, respectively. The loans are collateralized by the Company’s respective properties. Loans in the amount of $30,362,078 and $7,225,000, bear interest as a fixed annum rate of 4.40% and 3.93%, as of June 30, 2017 and December 31, 2016, respectively. The variable rate loans of $10,086,268 as of June 30, 2017 averaged 3.61%. The average remaining loan term as of June 30, 2017 and December 31, 2016 was 3.8 years and 2.4 years, respectively.

The following is a schedule of the principal payments of the Company’s mortgages and notes payable as of June 30, 2017.

	Mortgages	Notes
	Payable	Payable
2018	$10,900,571	$5,405,271
2019	19,879,661	-
2020	216,501	-
2021	228,179	-
2022	240,487	-
Thereafter	8,982,946	-
	$40,448,345	$5,405,271

5.
Notes Payable

On March 31, 2017, the Operating Partnership entered into a note payable agreement with two principals of our predecessor and a third-party aggregating $3,400,000 in connection with the Company’s 2017 property acquisition. The unsecured, interest-only loan bears interest at a fixed annum rate of 12% and matures on March 31, 2018. The note is pre-payable without penalty prior to the maturity date after the note has been held for six months.

On June 10, 2016, the Operating Partnership entered into a note payable agreement in the amount of $2,019,789 with the seller (“Seller” Note) of the Company’s 2016 acquisitions. The loan bears interest at a fixed annum rate of 7.0% and debt service payments are based on monthly principal amortization over 20 years. The note matures on the earlier of December 10, 2017, or the date on which the Company has completed a public securities offering (including its Tier II, Regulation A), or the date on which the properties are conveyed or refinanced by the Company. The note is pre-payable prior to the maturity date at any time without penalty. For the six-month period ended June 30, 2017 and for the period of June 10, 2016 (the date when properties were acquired) to June 30, 2016, principal repayments totaled $24,588 and $0, respectively.

On November 7, 2016, the REIT entered into a one-year fully amortizing note payable in the amount of $124,000 to finance certain corporate costs. The loan bears interest at a fixed annum rate of 4.8%. As of June 30, 2017, the outstanding balance was $37,718.

6.
Related Parties

Related party receivables – The Company advanced funds of $410,861 to Holmwood primarily related to its refinancing of a certain property, which balance had been reduced to $189,862 immediately prior to the closing of the transactions contemplated in the Contribution Agreement. The balance was subsequently repaid entirely in connection with the closing of the transactions contemplated in the Contribution Agreement. In May, 2017, in connection with the contribution transaction (see Note 3), this amount was repaid. In addition, the Company advanced the Asset Manager funds to cover certain working capital needs. As of June 30, 2017 and December 31, 2016, the net funds advanced to the asset manager totaled $109,536 and $114,536, respectively.

Related party management fees - The Asset Manager provides acquisition, asset management, property management and leasing services for the Company. For acquisition services, the Company will pay the Asset Manager 1% of the gross purchase price of properties acquired following the initial closing of the Company’s escrow related to its offering (see Note 9). The fees will be accrued and paid by issuance of the Company’s stock simultaneously with the initial listing of the Company’s stock on a national securities exchange or on March 31, 2020, whichever occurs, first. For the six-month period ended June 30, 2017 and for the period March 11, 2016 (date of inception) to June 30, 2016, deferred acquisition fees totaled $145,000 and $0, respectively.

The Company pays the Asset Manager an asset management fee equal to 1.5% of the stockholders’ equity adjusted as defined in the offering circular, payable, in arrears, on a quarterly basis. In connection with this agreement, Asset Manager’s fees were $40,127 and $7,295 as of June 30, 2017 and June 30, 2016, respectively. In addition, for some properties, the Company pays property management fees, payable on a monthly basis, in arrears, at market-standard rates. In connection with this agreement, the Company paid the Asset Manager’s property management fees of $33,436 and $2,297, for the six-month period ended June 30, 2017 and for the period from March 11, 2016 (date of inception) to June 30, 2016, respectively.

The Company agrees to pay the Asset Manager a leasing fee equal to 2.0% of all gross rent due during the term of the lease or lease renewal, excluding reimbursements by the tenant for operating expenses and taxes and similar pass-through obligations paid by the tenant for any new lease or lease renewal entered into or exercised during the term of the Management Agreement. No leasing fees were paid for the six-month period ended June 30, 2017 or for the period from March 11, 2016 (date of inception) to June 30, 2016.

7.
Leases and Tenants

Occupancy of the operating properties was 100% for the six-month period ended June 30, 2017 and for the period from March 11, 2016 (date of inception) to June 30, 2016. Lease terms range from four to twelve years as of June 30, 2017. The future minimum rents for existing leases as of June 30, 2017 are as follows:

Future
Minimum
Rents
2018	$6,147,748
2019	6,147,748
2020	6,147,748
2021	5,653,233
2022	5,271,077
Thereafter	11,784,659
Total	$41,152,213

8.
Income Taxes

Net losses for the six-month period ended June 30, 2017 and for the period from March 11, 2016 (date of inception) to June 30, 2016 differs from taxable losses due to temporary differences primarily relating to different methods utilized to account for depreciation and amortization.

The Company is required to provide a reserve against deferred tax assets when it is likely that deferred tax assets will not be realized. The Company recorded a valuation allowance of $46,368 at December 31, 2016 due to uncertainty surrounding the utilization of the tax assets. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of June 30, 2017 is presented below, assuming an effective combined U.S. federal and state statutory tax rate of 37.7 percent.

2017
Deferred tax assets
Book over tax depreciation fixed assets	$263,277
Total deferred tax assets	263,277

Deferred tax liabilities
Tax over book amortization intangibles	216,909
Valuation allowance	46,368
Total deferred tax liabilities	263,277

Deferred tax, net	$-

The Company plans to elect to be treated as a real estate investment trust, or REIT, for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code, beginning with the taxable year ended December 31, 2017. Therefore, no additional reserve was estimated as of June 30, 2017.

9.
Stockholders’ Equity

Between March 11, 2016 (date of inception) and June 30, 2016, the Company issued 144,500 shares of its 7.00% Series A Cumulative Convertible Preferred Stock, or the Series A Preferred Stock, to various investors in exchange for a total of $3,612,500, or $25 per share of Series A Preferred Stock. The Series A Preferred Stock is convertible upon the Company’s listing on a national securities exchange or can be exchanged at the end of four years or March 31, 2020, at the owners’ request whichever comes first. The shares are convertible into common shares at a 3:1 ratio.

The Company paid quarterly dividends totaling $126,438 during the six-month period ending June 30, 2017. No dividends were paid during the period March 11, 2016 (date of inception) to June 30, 2016 to holders of the Series A Preferred Stock. The Company paid dividends in the amount of $63,219 for holders of record of the Series A Preferred Stock as of June 30, 2017 on July 14, 2017.

On March 14, 2016, the Company issued 50,000 shares (200,000 shares, collectively) of common stock at a price of $0.01 a share to each of Messrs. Robert R. Kaplan, Robert R. Kaplan, Jr., Edwin M. Stanton and Philip Kurlander, founders of the Company. Total consideration was $500 per person.

In connection with the Company’s offering under the Securities and Exchange Commission (“SEC”) guidelines (the “Offering”), the Company offers a minimum of 300,000 and a maximum of 3,000,000 shares of our common stock at an offering price of $10 per share, for a minimum offering amount of $3,000,000 and a maximum offering amount of $30,000,000. The Offering was qualified by the SEC on November 7, 2016. The Company reached its minimum offering and completed its initial closing on May 18, 2017. Simultaneously to the initial closing, Robert R. Kaplan, Jr., resigned as a member of the board of directors and the remaining directors increased the board seats to seven members and appointed four independent directors to fill the expansion seats.

During the period from May 18, 2017 to June 30, 2017, the Company issued 407,922 shares of common stock for $3,711,448, net of issuance costs, in connection with its offering.

On May 26, 2017, in connection with the closing on the contribution (see Note 3), the Company’s Operating Partnership issued 1,078,416 OP Units in exchange for all of the membership interests in four single-member limited liability companies and the rights to all of the profits, losses, any distributed cash flow and all of the benefits and burdens of ownership for three properties. The number of units issued represents the agreed value of the equity in the contribution properties as of the date of closing of the contribution, divided by $10. The OP Units can be exchanged into the common shares of the REIT on a 1:1 basis.

Compensation to an independent board member includes an initial share grant of 4,000 restricted common shares with a one-year vesting schedule. The Company issued 16,000 shares on May 18, 2017, the date of their appointment to the board, to its 4 independent board members, collectively. The shares, valued at $10 per share, pay dividends on the number of shares issued without regard to the number of shares vested. For the six-month period ended June 30, 2017, the Company recognized $106,667 related to stock based compensation.

In addition, HC Government Realty Holdings LP issued the Company’s asset manager, 66,056 long term incentive plan shares (“LTIPs”) that vest over five-years. The LTIPs are issued concurrent with each closing where the Company issues common stock. The vesting will accelerate if the Company terminates is management agreement with its asset manager. The asset manager is entitled to hold 3% of the Company’s issued and outstanding shares on a fully diluted basis. Dividends are paid on the number of LTIPs issued. For the six-month period ended June 30, 2017, the Company recognized $3,893 as stock based compensation.

On July 14, 2017, the Company paid dividends of $63,219 on issued and outstanding preferred shares and paid dividends of $40,536 on issued and outstanding common shares to owners of record as of June 30, 2017. Simultaneously, the Operating Partnership made common units distributions of $70,065 to Holmwood, the holder of the operating partnership units and paid dividends of $4,292 to HCA for its outstanding LTIPs issued under the LTIPs program as of June 30, 2017.

10.
Commitments and Contingencies

In the normal course of business, the Company can be involved in legal actions arising from the ownership of its properties. In the Company’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a materially adverse effect on the financial position, operations or liquidity of the Company.

11.
Subsequent Events

On July 25, 2017, the Company acquired a 21,116 rentable square foot building located in montgomery, Alabama and leased to the United States of America and occupied by United States Customs and Immigration Administration for a purchase price of $4,709,458 excluding acquisition costs. The acquisition was financed by senior debt financing and equity. The Company incurred an acquisition fee of $47,095 payable to its asset manager upon listing on a national exchange or March 31, 2020, whichever comes first.

The Company has entered into separate purchase and sale agreements to acquire two properties leased to the United States of America and occupied by United States Immigration and Customs Enforcement and United States Department of Agriculture, respectively. The contract purchase prices are $8,175,000 and $11,000,000, respectively, and are expected to close in November 2017 and February 2018, respectively. Each acquisition will be financed by senior debt financing and equity. The Company has acquisition deposits outstanding in the amount of $150,000 as of June 30, 2017.

The Company refinanced an existing loan in the amount of $10,875,000 on July 11, 2017. The new loan bears interest at a fixed annual rate of 4%, debt service payments are based on principal amortization over 25 years and the loan matures in July 2022. The loan is pre-payable without penalty and collateralized by the property. Debt issuance costs of $189,732 were incurred and will be amortized over five years, the term of the new loan. Unamortized debt issuance costs of $134,285, related to the property’s retired loan, were expensed.

The Company refinanced its maturing loan with a principal balance of $3,069,733 in September 2017 with a loan in the amount of $2,750,000. The new loan bears interest as a fixed annual rate of 4%, debt service payments are based on principal amortization over 25 years and the loan matures in five years from the date of the loan closing. The loan is pre-payable without penalty and collateralized by the property.

The Company issued 148,796 additional shares of common stock under its offering for approximately $1,368,533, net of issuance costs through the date of filing this report.

The Company evaluated subsequent events through the date of filing this report. The Company concluded no additional material events subsequent to June 30, 2017 were required to be reflected in the Company’s consolidated financial statements or notes as required by standards for accounting disclosures of subsequent events.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of HC Government Realty Trust, Inc.
Sarasota, Florida

We have audited the accompanying consolidated balance sheet of HC Government Realty Trust, Inc. (a Maryland Corporation) (the “Company”), as of December 31, 2016, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the period from March 11, 2016 (date of inception) to December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of HC Government Realty Trust, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the period from March 11, 2016 (date of inception) to December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ Cherry Bekaert LLP
Richmond, VA
April 27, 2017

HC Government Realty Trust, Inc.
Consolidated Balance Sheet
December 31, 2016

2016
ASSETS
Investment in real estate, net:	$10,435,991

Cash and cash equivalents	247,137
Deposits in escrow	51,656
Rent and other tenant accounts receivables, net	126,590
Related parties receivables	525,397
Prepaids and other assets	182,376
Leasehold intangibles, net	326,279
Total Assets	$11,895,426

LIABIILTIES
Mortgages payable, net of unamortized debt costs	$7,068,067
Note payable	1,992,140
Other note payable	111,821
Accrued interest payable	35,379
Other liabilities	378,684
Total Liabilities	9,586,091

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 750,000,000 shares authorized	3,612,500
and 144,000 shares issued and outstanding)
Common stock ($0.001 par value, 250,000,000 shares authorized	2,000
and 2,000 shares issued and outstanding)
Offering costs	(1,074,485)
Accumulated deficit	(230,680)
Total Stockholders' Equity	2,309,335
Total Liabilities and Stockholders' Equity	$11,895,426

See accompanying notes to consolidated financial statements

HC Government Realty Trust, Inc.
Consolidated Statement of Operations
From March 11, 2016 (date of inception) to December 31, 2016

Revenues:
Rental revenues	$720,850
Real estate tax reimbursments and other revenues	26,627
Total Revenues	747,477

Other Property Operations:
Repairs and maintenance	36,373
Utilities	35,267
Real estate and other taxes	50,723
Depreciation and amortization	302,484
Other operating expense	27,298
Management fees	57,309
Professional expenses	3,864
Insurance	32,510
General and administrative	71,522
Total Operating Expenses	617,350

Interest expense	256,171
Net loss	(126,044)
Less: Preferred dividends	(104,636)
Net loss attributable to common shareholders	$(230,680)

Net loss per basic common shares	$(144.18)

Weighted average number of common shares outstanding, basic	1,600

See accompanying notes to consolidated financial statements

HC Government Realty Trust, Inc.
Consolidated Statement of Changes in Stockholders’ Equity
From March 11, 2016 (date of inception) to December 31, 2016

	Series A				Total
	Preferred	Common	Offering	Accumulated	Stockholders'
	Stock	Stock	Costs	Deficit	Equity

Balance, March 11, 2016	$-	$-		$-	$-

Proceeds from issuance of stock	3,612,500	2,000		-	3,614,500

Dividends	-	-		(104,636)	(104,636)

Offering Costs	-	-	(1,074,485)	-	(1,074,485)

Net loss	-	-		(126,044)	(126,044)

Balance, December 31, 2016	$3,612,500	$2,000	$(1,074,485)	$(230,680)	$2,309,335

See accompanying notes to consolidated financial statements

HC Government Realty Trust, Inc.
Consolidated Statement of Cash Flows
From March 11, 2016 (date of inception) to December 31, 2016

2016
Cash flows from operating activities:
Net loss	$(126,044)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation	244,029
Amortization of acquired lease-up costs	23,862
Amortization of in-place leases	34,593
Amortization of above/below-market leases	(14,158)
Amortization of debt issuance costs	19,584
Change in assets and liabilities
Rent and other tenant accounts receivables, net	(126,590)
Prepaid expense and other assets	(182,376)
Deposits in escrow	(51,656)
Accounts payable and other accrued expenses	378,684
Accrued interest payable	35,379
Related party receivables	(525,397)
Net cash used in operating activities	(290,090)

Cash flows from investing activities:
Investment property acquisitions	(11,050,596)
Net cash used in investing activities	(11,050,596)

Cash flows from financing activities:
Issuance of common stock	2,000
Issuance of preferred stock	3,612,500
Offering costs	(1,074,485)
Mortgage proceeds	7,225,000
Mortgage principal payments	(71,445)
Proceeds from Seller note payable	2,019,789
Proceeds from other note payable	124,000
Notes payable repayments	(39,828)
Debt costs	(105,072)
Dividends paid	(104,636)
Net cash from financing activities	11,587,823

Net increase in cash and cash equivalents	247,137
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$247,137

Supplemental cash flow information:
Interest paid during the period	$201,208

See accompanying notes to consolidated financial statements

Interest paid during the year
Interest expense (per income statement)	$256,171
Less: Accrued interest (accounts 20502 and 21020)	(35,379)
Less: Debt amortization	(19,584)
Interest paid	$201,208

HC Government Realty Trust, Inc.
Notes to the Consolidated Financial Statements
From March 11, 2016 (date of inception) to December 31, 2016

1.
Organization

HC Government Realty Trust, Inc. (the “REIT” or the “Company), a Maryland corporation, was formed on March 11, 2016 to primarily source, acquire, own and manage built-to-suit and improved-to-suit, single-tenant properties leased by the United States of America through the U.S General Services Administration (“GSA Properties”).  The Company focuses primarily on GSA Properties across secondary and smaller markets, within size ranges of 5,000-50,000 rentable square feet, and in their first term after construction or retrofit to post-9/11 standards. Further, the Company selects GSA Properties that fulfill mission critical or citizen service functions. Leases associated with the GSA Properties are full faith and credit obligations of the United States of America and are administered by the U.S. General Services Administration or directly through the occupying federal agencies, or collectively the GSA.

The Company owns its properties through the Company’s subsidiary, HC Government Realty Holdings, L.P., a Delaware limited partnership (“Operating Partnership”).  The Operating Partnership invests through wholly-owned special purpose limited liability companies, or special purpose entities (“SPE”), primarily in properties across secondary or smaller markets.

The consolidated financial statements include the accounts of its Operating Partnership subsidiary and related SPEs and the accounts of the REIT.  There were three (3) wholly-owned SPEs as of December 31, 2016 representing 43,984 rentable square feet located in two states.  The properties are 100% leased to the United States of America and based on net operating income, have a weighted average remaining lease term of 8.9 years as of December 31, 2016 if none of the early termination rights are exercised and 5.7 years if all of the early termination rights are exercised.  The Company and its assets are managed externally by Holmwood Capital Advisors, LLC and its subsidiary Holmwood Capital Management, LLC (collectively “HCA” or “Asset Manager”).  The principal owners of HCA or their respective affiliates are also the majority owners of the Company.  The Asset Manager makes all investment decisions for the Company and will have oversight by an independent board of directors of the Company upon its election in 2017 (See Note 9).

The Company intends to operate as an UPREIT and plans to elect to be treated as a real estate investment trust, or REIT, for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code, beginning with the taxable year ended December 31, 2017.

2.
Significant Accounting Policies

Basis of Accounting and Consolidation Basis - The accompanying consolidated financial statements include the accounts of the subsidiary and the three wholly-owned SPEs including transactions whereby the Company has been determined to have majority voting interest, or has both control and is the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) guidance.  All other significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and assumptions.

HC Government Realty Trust, Inc.
Notes to the Consolidated Financial Statements
From March 11, 2016 (date of inception) to December 31, 2016

   2.  Significant Accounting Policies (continued):

Cash and Cash Equivalents - Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less when purchased.  At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits.  The Company mitigates this risk by depositing funds with major financial institutions.  The Company has not experienced any losses in connection with such deposits.

Organizational, Offering and Related Costs - Organizational and offering costs of the Company include expenses paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

Deposits in Escrow - In 2016 deposits in escrow represented cash held by a lender which are restricted for real estate tax and insurance expenses.  As of December 31, 2016 the balances include reserves for taxes and insurance.

Purchase Accounting for Acquisitions of Real Estate Subject to a Lease - In accordance with the FASB guidance on business combinations, the Company determines the fair value of the real estate assets acquired on an “as if vacant” basis. The difference between the purchase price and the fair value of the real estate assets on an “as if vacant” basis is first allocated to the fair value of above- and below-market leases, and then allocated to in-place leases and lease-up costs.

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land and buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments. Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancelable terms of the related leases. Above (below) market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancelable term of the lease.

Additionally, in-place leases are valued in consideration of the net rents earned that would have been foregone during an assumed lease-up period; and lease-up costs are valued based upon avoided brokerage fees.  The Company has not recognized any value attributable to customer relationships.  The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-ratably to each component of calculated value.  In-place leases and lease-up costs are amortized over the remaining non-cancelable term of the leases.  Real estate values were determined by independent accredited appraisers.

Building assets are depreciated over a 40-year period, tenant improvements and the leasehold intangibles are amortized over the remaining non-cancelable term of the lease.  In the event that a tenant terminates its lease, the unamortized portion of the in-place lease and lease-up costs are charged to expense immediately.

HC Government Realty Trust, Inc.
Notes to the Consolidated Financial Statements
From March 11, 2016 (date of inception) to December 31, 2016

   2.  Significant Accounting Policies (continued):

The Company’s real estate is leased to tenants on a modified gross lease basis.  The leases provide for a minimum rent which normally is flat during the firm term of the lease.  The minimum rent payment may include payments to pay for lessee requests for tenant improvement or to cover the cost for extra security.  The tenant is required to pay increases in property taxes over the first year and an increase in operating costs based on the consumer price index of the lease’s base year operating expenses.  Operating costs includes repairs and maintenance, cleaning, utilities and other related costs.  Generally, the leases provide the tenant with renewal options, subject to generally the same terms and conditions of the base term of the lease.   The Company accounts for its leases using the operating method.  Such method is described below:

Operating method – Properties with leases accounted for using the operating method are recorded at the cost of the real estate. Revenue is recognized as rentals are earned and expenses (including depreciation and amortization) are charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives. Leasehold interests are amortized on the straight-line method over the terms of their respective leases. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease.

Construction expenditures for tenant improvements, leasehold improvements and leasing commissions are capitalized and amortized over the remaining terms of each specific lease.  Maintenance and repairs are charged to expense during the financial period in which they are incurred.  Expenditures for improvements that extend the useful life of the real estate investment are capitalized.  Upon sale or disposition of the investment in real estate, the cost and related accumulated depreciation and amortization are removed from the accounts with the resulting gain or loss included as a component of net income (loss) during the period in which the disposition occurred.

Impairment – Real Estate - The Company reviews investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.  To determine if impairment may exist, the Company reviews its properties and identifies those that have had either an event of change or an event of circumstances warranting further assessment of recoverability (such as a decrease in occupancy).  If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis.  If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property.  As of December 31, 2016, the Company has not recorded any impairment charges.

Tenant Improvements - As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements.  These leasehold improvements are capitalized and recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the remaining lease term.  If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of minimum rent revenue.  Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process).  Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease.  No tenant allowances were provided during the period from inception to December 31, 2016

HC Government Realty Trust, Inc.
Notes to the Consolidated Financial Statements
From March 11, 2016 (date of inception) to December 31, 2016

   2.  Significant Accounting Policies (continued):

Revenue Recognition - Minimum rents are recognized when due from tenants; however, minimum rent revenues under leases which provide for varying rents over their terms, if any, are straight lined over the term of the leases. In the case of expense reimbursements due from tenants, the revenue is recognized in the period in which the related expense is incurred.

Rents and Other Tenant Accounts Receivables, net - Rents and other tenant accounts receivables represent amounts billed and due from tenants.  When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded.  Due to the high credit worthiness of the tenant, there were no allowances as of December 31, 2016.

Income Taxes –  The Company accounts for income taxes using the asset and liability approach for the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted statutory tax rates applicable to the future years in which the deferred amounts are expected to be settled or realized.  The effect of changes in tax rates is recognized in the provision for income tax in the period the change in rates is enacted.  Significant judgment is required in determining income tax provisions and evaluating tax provisions under the accounting guidance for income taxes.

Management determines whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position.  For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.  As of December 31, 2016, the Company has not identified any uncertain tax positions requiring an accrual.

Debt Costs – Mortgages Payable – Debt costs incurred in connection with the Company’s mortgages payable have been deferred and are being amortized over the term of the respective loan agreements using the straight-line method, which approximates the effective interest method and are recorded in Mortgages payable on the Consolidated Balance Sheet.  For the period from inception to December 31, 2016, the Company had total gross debt costs of $105,072.  The accumulated amortization related to these debt costs as of December 31, 2016 was $19,584.

Recent Accounting Pronouncements - In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements of Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition” and most industry-specific guidance on revenue recognition throughout the ASC. The new standard is principles based and provides a five-step model to determine when and how revenue is recognized. The core principle of the new standard is that revenue should be recognized when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also requires disclosure of qualitative and quantitative information surrounding the amount, nature, timing and uncertainty of revenues and cash flows arising from contracts with customers.  The new standard will be effective for the Company for the year ending December 31, 2019 and can be applied either retrospectively to all periods presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is permitted beginning for the year ending December 31, 2017.  The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 is intended to improve financial reporting about leasing transactions.  The ASU will require organizations that lease assets referred to as “Lessees” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months.  An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial statements.  The leasing standard will be effective for the year ended December 31, 2020.

HC Government Realty Trust, Inc.
Notes to the Consolidated Financial Statements
From March 11, 2016 (date of inception) to December 31, 2016

  2.  Significant Accounting Policies (continued):

Early adoption will be permitted upon issuance of the standard and a modified retrospective approach must be applied. See Note 6 for the Company’s current lease commitments. The Company is currently evaluating the impact of ASU 2016-02 on its financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.”  ASU 2016-15 is intended to improve cash flow statement classification guidance.  The standard will be effective for fiscal years beginning after December 15, 2018.  The Company is currently evaluating the impact of ASU 2016-15 on its financial statements.

In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business.”  ASU 2017-01 is intended to help companies evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses.  The standard will be effective for fiscal years beginning after December 15, 2018.  The Company is currently evaluating the impact of ASU 2017-01 on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

3.
Investment in Real Estate

Acquisitions – The Company’s initial acquisition included three properties purchased in June 2016.  The results of the property operations are included in the consolidated financial statements from their date of acquisition.

	Date	Acquisition
	Acquired	Costs
2016 Acquisitions
Lawton, OK	June 2016	$2,287,687
Moore, OK	June 2016	5,015,422
Lakewood, CO	June 2016	3,747,487
		$11,050,596

The purchase price allocations for properties acquired in 2016 were based on estimated fair values.

2016
Land	$841,155
Buildings and improvements	8,420,511
Tenant Improvements	1,418,354
Acquired In-place leases	366,167
Acquired lease-up costs	268,127
Above(below)-market leases	(263,718)
$11,050,596

The properties are 100% leased to the United States of America and administered by General Services Administration (GSA) or occupying agency.  The average lease term is 5.7 years based on the firm term of the leases.  Lease maturities range from 2020 to 2024.

HC Government Realty Trust, Inc.
Notes to the Consolidated Financial Statements
From March 11, 2016 (date of inception) to December 31, 2016

3.  Investment in real estate (continued):

The expected future amortization of above (below)-market leases and acquired in-place lease value and acquired lease-up costs (combined intangible lease costs) are as follows:

	Above (Below)	Intangible
	Market	Lease
	Leases	Costs
Year ending December 31:
2017	$(25,334)	$104,637
2018	(25,334)	104,637
2019	(25,334)	104,637
2020	(24,397)	93,869
2021	(22,821)	75,737
Thereafter	(126,340)	92,322
	$(249,560)	$575,839

Accretion of above-market leases and amortization of below-market leases resulted in a net increase in rental revenue of $14,158 during 2016.  Amortization of in-place leases and lease-up costs was $58,455 during 2016.

Summary of Investments - The following is a summary of Investment in real estate, net as of December 31, 2016:

2016
Land	$841,155
Buildings and improvements	8,420,511
Tenant improvements	1,418,354
10,680,020
Accumulated depreciation	(244,029)
Investments in real estate, net	$10,435,991

        The following is a summary of Leasehold intangibles, net:

Acquired in-place leases	$366,167
Acquired lease-up costs	268,127
Acquired above-(below) market lease	(263,718)
370,576
Accumulated amortization	(44,297)
Leasehold intangibles, net	$326,279

HC Government Realty Trust, Inc.
Notes to the Consolidated Financial Statements
From March 11, 2016 (date of inception) to December 31, 2016

4.
Debt

Mortgages Payable - The Company’s mortgage notes totaling $7,068,067, net of unamortized debt costs of $85,488, are payable to one financial institution and are collateralized by the Company’s three properties.  The loan bears interest as a fixed annum rate of 3.93%, debt service payments are based on principal amortization over 25 years and the loan matures in June 2019.  The Company considers the loan maturity date to be the earlier of the stated loan maturity date, the anticipated repayment date, or the balloon payment date.

The following is a schedule of the principal payments of the Company’s mortgage and notes payable at December 31, 2016.

	Mortgages	Notes
	Payable	Payable
2017	$182,388	$2,103,961
2018	190,275	-
2019	6,780,891	-
	$7,153,554	$2,103,961

5.
Notes Payable

On June 10, 2016, the Operating Partnership entered into a note payable agreement in the amount of $2,019,789 with the seller (“Seller” Note) of the Company’s 2016 acquisitions.  The loan bears interest at a fixed annum rate of 7.0% and debt service payments are based on principal amortization over 20 years.  The note matures on the earlier of December 10, 2017, or the date on which the Company has completed a public securities offering (including its Tier II, Regulation A), or the date on which the properties are conveyed or refinanced by the Company.  The note is pre-payable prior to the maturity date at any time without penalty.  For the period of June 10, 2016 (the date when properties were acquired) to December 31, 2016, principal repayments totaled $27,649.

On November 7, 2016, the REIT entered into a one-year fully amortizing note payable in the amount of $124,000 to finance certain corporate costs.  The loan bears interest at a fixed annum rate of 4.8%.

6.
Related Parties

Related party receivables – The Company advanced funds to Holmwood primarily related to its refinancing of property debt in June 2016.  As of December 31, 2016, the balance outstanding was $410,861.  Subsequent to December 31, 2016, the Company received payments of $147,128.  In addition, the Company advanced the Asset Manager funds to cover certain working capital needs.  As of December 31, 2016, the funds advanced totaled $114,536.  Subsequent to December 31, 2016, the Company received payments of $20,000 from the Asset Manager.

Related party management fees - The Asset Manager provides acquisition, asset management, property management and leasing services for the Company.  For acquisition services, the Company will pay the Asset Manager 1% of the gross purchase price of properties acquired following the initial closing of the Company’s escrow related to its offering (see Note 9).  The fees will be accrued and paid by issuance of the Company’s stock simultaneously with the initial listing of the Company’s stock on a national securities exchange or on March 31, 2020, whichever occurs, first.  There are no acquisition fees due as of December 31, 2016.

The Company pays the Asset Manager an asset management fee equal to 1.5% of the stockholders’ equity payable, in arrears, on a quarterly basis.  In connection with this agreement, the Company paid the Asset Manager fees of $35,948.  In addition, for some properties, the Company pays property management fees, payable on a monthly basis, in arrears, at market-standard rates. In connection with this agreement, the Company paid the Asset Manager’s property management fees of $21,361 during the period from inception to December 31, 2016.

The Company agrees to pay the Asset Manager a leasing fee equal to 2.0% of all gross rent due during the term of the lease or lease renewal, excluding reimbursements by the tenant for operating expenses and taxes and similar pass-through obligations paid by the tenant for any new lease or lease renewal entered into or exercised during the term of the Management Agreement. No leasing fees were paid during the period from inception to December 31, 2016.

HC Government Realty Trust, Inc.
Notes to the Consolidated Financial Statements
From March 11, 2016 (date of inception) to December 31, 2016

7.
Leases and Tenants

Occupancy of the operating properties was 100% at December 31, 2016.  Lease terms range from four to seven years.  The future minimum rents for existing leases are as follows:

Future
Minimum
Rents
2017	1,243,849
2018	1,243,849
2019	1,243,849
2020	1,138,238
2021	962,477
Thereafter	1,223,876
Total	7,056,138

8.
Income Taxes

Net loss for the period ended December 31, 2016 differs from taxable loss due to temporary differences primarily relating to different methods utilized to account for depreciation and amortization.

The Company is required to provide a reserve against deferred tax assets when it is likely that deferred tax assets will not be realized.  The Company recorded a valuation allowance of $46,368 due to uncertainty surrounding the utilization of the tax assets.  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities for the years ended December 31, 2016 is presented below, assuming an effective combined U.S. federal and state statutory tax rate of 37.7 percent.

2016
Deferred tax assets
Book over tax depreciation fixed assets	$263,277
Total deferred tax assets	263,277

Deferred tax liabilities
Tax over book amortization intangibles	216,909
Valuation allowance	46,368
Total deferred tax liabilities	263,277

Deferred tax, net	$-

9.
Stockholders’ Equity

Between March 11, 2016 (date of inception) and December 31, 2016, the Company issued an aggregate 144,000 shares of its 7.00% Series A Cumulative Convertible Preferred Stock, or the Series A Preferred Stock, to various investors in exchange for a total of $3,612,500, or $25 per share of Series A Preferred Stock.  The Series A Preferred Stock is convertible upon the Company’s listing on a national securities exchange or can be exchanged at the end of four years or March 31, 2020, at the owners’ request whichever comes first.  The shares are converted into common shares at a 3:1 ratio.

The Company paid quarterly dividends of $104,636 during the period from March 11, 2016 (date of inception) to December 31, 2016 to holders of the Series A Preferred Stock.  The Company has not declared dividends in the amount of $63,219 for holders of record of the Series A Preferred Stock for the fourth quarter of 2016.

HC Government Realty Trust, Inc.
Notes to the Consolidated Financial Statements
From March 11, 2016 (date of inception) to December 31, 2016

9.
Stockholders’ Equity (continued):

On March 14, 2016, the Company issued 50,000 shares of common stock at a price of $0.01 a share to each of Messrs. Robert R. Kaplan, Robert R. Kaplan, Jr., Edwin M. Stanton and Philip Kurlander.   Total consideration was $500 per person.

In connection with the Company’s offering under the Securities and Exchange Commission (“SEC”) guidelines (the “Offering”), the Company intends to offer a minimum of 300,000 and a maximum of 3,000,000 shares of our common stock at an offering price of $10 per share, for a minimum offering amount of $3,000,000 and a maximum offering amount of $30,000,000.  The Offering was qualified by the SEC on November 7, 2016.  Until the Company has achieved the minimum offering and has its initial closing, the proceeds for that closing will be kept in an escrow account.  The Company anticipates closing its escrow by May 2017.  The election of a board of directors will occur once escrow is broken.

On March 14, 2016, the Company issued 50,000 shares of common stock at a price of $0.01 a share to each of Messrs. Robert R. Kaplan, Robert R. Kaplan, Jr., Edwin M. Stanton and Philip Kurlander.   Total consideration was $500 per person.

In connection with the Company’s offering under the Securities and Exchange Commission (“SEC”) guidelines (the “Offering”), the Company intends to offer a minimum of 300,000 and a maximum of 3,000,000 shares of our common stock at an offering price of $10 per share, for a minimum offering amount of $3,000,000 and a maximum offering amount of $30,000,000.  The Offering was qualified by the SEC on November 7, 2016.  Until the Company has achieved the minimum offering and has its initial closing, the proceeds for that closing will be kept in an escrow account.  The Company anticipates closing its escrow by May 2017.  The election of a board of directors will occur once escrow is broken.

10.
Commitments and Contingencies

In connection with the Company’s offering, the Company has entered into a Contribution Agreement with Holmwood whereby Holmwood’s membership interests in its seven properties will be exchanged for 985,855 operating partnership units in the Company’s Operating Partnership.  The Company will assume the seven properties existing indebtedness at the time of contribution.  In addition, as of the closing of the contribution, the Company will enter into a tax protection agreement with Holmwood to indemnify it for any taxes resulting from a sale for a period of ten years after the closing.  The number of Operating Partnership units, valued at $10 each, was determined by the Company’s Asset Manager based on prevailing market rates.

In the normal course of business, the Company can be involved in legal actions arising from the ownership of its properties.  In the Company’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a materially adverse effect on the financial position, operations or liquidity of the Company.

11.
Subsequent Events

The Company acquired a 53,917 rentable square foot building leased to the GSA on March 31, 2017 for a purchase price of $14,500,000 excluding acquisition costs.  The acquisition was financed by senior debt financing and a loan from our affiliate (See Note 5).

The Company evaluated subsequent events through April 27, 2017, the date the financial statements were available to be issued.  The Company concluded no additional material events subsequent to December 31, 2016 were required to be reflected in the Company’s consolidated financial statements or notes as required by standards for accounting disclosures of subsequent events.

Holmwood Capital, LLC

Consolidated Financial Statements – as of May 26, 2017 (unaudited) and December 31, 2016 (audited) and for the period from January 1, 2017 to May 26, 2017 (date of contribution) (unaudited) and for the six-month period ended June 30, 2016 (unaudited)

HOLMWOOD CAPITAL, LLC
CONSOLIDATED BALANCE SHEETS

May 26, 2017 (unaudited) and December 31, 2016 (audited)

	May 26,	December 31,
	2017	2016
ASSETS
Investment in real estate, net:	$-	$29,107,886

Cash and cash equivalents	170,217	258,840
Deposits in escrow	-	239,221
Rent and other tenant accounts receivables, net	-	336,464
Prepaids and other assets	69,965	52,579
Investment in HC Government Realty Holdings, LP	10,784,161	-
Leasehold intangibles, net	-	1,019,970
Total Assets	$11,024,343	$31,014,960

LIABILITIES
Mortgages payable, net of unamortized debt costs	$-	$22,455,942
Notes payable	-	1,387,901
Accrued interest payable	-	94,942
Related party payable	-	410,861
Other liabilities	102,391	405,801
Total Liabilities	102,391	24,755,447

PARTNERS' CAPITAL
Partners' capital, net	6,804,872	6,804,872
Accumulated deficit	4,117,080	(545,359)
Total Partners' Capital	10,921,952	6,259,513
Total Liabilities and Partners' Capital	$11,024,343	$31,014,960

The accompanying notes are an integral part of the financial statements.

HOLMWOOD CAPITAL, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS

For the period from January 1, 2017 to May 26, 2017 (date of contribution) (unaudited) and for the six-month period ended June 30, 2016 (unaudited)

	Period from	For the
	January 1 to	Six months
	to May 26,	ended June 30,
	2017	2016
Revenues:
Rental revenues	$1,397,471	$1,729,629
Real estate tax reimbursments and other revenues	45,322	53,763
Total Revenues	1,442,793	1,783,392

Other Property Operations:
Repairs and maintenance	51,480	73,664
Utilities	69,701	77,371
Real estate and other taxes	121,449	167,599
Depreciation and amortization	505,641	543,246
Other operating expense	83,011	86,609
Management fees	82,161	90,154
Ground lease	29,550	35,450
Professional expenses	21,814	18,600
Insurance	16,695	26,479
General and administrative	3,860	12,222
Total Operating Expenses	985,362	1,131,394

Interest expense	489,040	588,332
Net income (loss) before extraordinary items	(31,609)	63,666
Gain on exchange of membership interests for
operating partnership units	4,694,049	-
Net income	$4,662,440	$63,666

The accompanying notes are an integral part of the financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

HOLMWOOD CAPITAL, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

For the period from January 1, 2017 to May 26, 2017 (date of contribution) (unaudited)

			Total
	Contributions	Accumulated	Partners'
	(Distributions)	Deficit	Capital, net

Balance, December 31, 2016	$6,804,872	$(545,359)	$6,259,513

Net income	-	4,662,440	4,662,440
Balance, May 26, 2017	$6,804,872	$4,117,080	$10,921,953

The accompanying notes are an integral part of the financial statements.

HOLMWOOD CAPITAL, LLC
CONSOLIDATED STATEMENTS OF CASHFLOWS

For the period from January 1, 2017 to May 26, 2017 (date of contribution) (unaudited) and for the six-month period ended June 30, 2016 (unaudited)

	Period from	For the
	January 1 to	Six months
	to May 26,	ended June 30,
	2017	2016
Cash flows from operating activities:
Net income(loss)	$4,662,440	$63,666
Less: Gain from extraordinary items	(4,694,049)
Net income(loss) from operations	(31,609)	63,666
Adjustments to reconcile net income(loss) to net cash provided by operating activities:
Depreciation	388,426	454,577
Amortization of acquired lease-up costs	56,765	67,986
Amortization of in-place leases	60,450	72,420
Amortization of above/below-market leases	(43,110)	(51,738)
Amortization of debt costs	38,472	64,894
Change in assets and liabilities
Rent and other tenant accounts receivables, net	139,473	(89,216)
Prepaid expense and other assets	(33,203)	121,312
Deposits in escrow	104,357	(56,745)
Accounts payable and other accrued expenses	(61,829)	235,910
Related party payable	(220,999)	-
Accrued interest payable	6,444	(833)
Net cash provided by operating activities	403,636	882,233

Cash flows from investing activities:
Improvements to investment properties	(23,680)	(20,102)
Net cash used in investing activities	(23,680)	(20,102)

Cash flows from financing activities:
Contributions from partners	-	(5,406)
Notes payable proceeds	-	1,000,000
Mortgage proceeds	-	2,450,000
Mortgage repayment ,	-	(3,700,000)
Mortgage principal payments	(185,223)	(230,870)
Notes payable principal repayments	(271,955)	(150,056)
Debt issuance costs	(11,400)	(118,659)
Net cash from financing activities	(468,578)	(754,991)

Net increase(decrease) in cash and cash equivalents	(88,623)	107,140
Cash and cash equivalents, beginning of year	258,840	292,100
Cash and cash equivalents, end of year	$170,217	$399,240

The accompanying notes are an integral part of the financial statements.

Notes to the Consolidated Financial Statements

1.
Organization

Holmwood Capital, LLC ("Holmwood" or the "Company"), a Delaware limited liability company, was organized for the primary purpose of acquiring, owning, leasing and disposing of commercial real estate properties leased by the United States of America and administered by General Services Administration ("GSA") or occupying agency. The Company invests through wholly-owned, special purpose limited liability companies, or special purpose entities (“SPE”), primarily in properties across secondary or smaller markets.

Pursuant to a contribution agreement, as amended between our Company and HC Government Realty Holdings, LP, ("HC Government Realty" or the "Operating Partnership"), a subsidiary of HC Government Realty Trust, Inc ("HC Government Realty Trust" or "REIT"), the Company exchanged its membership interests in four of its single-member limited liability companies and assigned all of the profits, losses, any distributed cash flows and all of the other benefits and burdens of ownership for federal income taxes for three of the Company’s subsidiaries for common units in the Operating Partnership ("OP Units"). HC Government Realty Trust, a real estate investment trust, was formed in 2016 to acquire and own government-leased assets. The REIT is currently offering up to $30,000,000 of common stock for $10.00 per share pursuant to a Final Offering Circular dated November 7, 2016. (See Note 3 Contribution Transaction).

The consolidated financial statements as of December 31, 2016 include the accounts of each SPE and the accounts of Holmwood. As of May 26, 2017, the Company no longer owned or consolidated the seven limited liability companies. The Consolidated Statement of Operations reflects the operating results from owning properties from January 1, 2017 to May 26, 2017, the date the properties were exchanged for operating partnership units. The results of operations in 2017 are compared to the results of operations for the seven properties for the six-month period ended June 30, 2016. The seven (7) SPEs for the reporting periods represented 110,352 rentable square feet located in five states. The properties were 100% leased to the United States of America.

Beginning in 2015, the Company and its assets have been managed externally by Holmwood Capital Advisors, LLC and its subsidiary, Holmwood Capital Management, LLC, (collectively “HCA” or “Asset Manager”).  The principal owners of HCA or their respective affiliates are also the majority owners of Holmwood as well as the founding owners of HC Government Realty Trust.

2.
Significant Accounting Policies

Basis of Accounting and Consolidation - The accompanying consolidated financial statements include the accounts of the subsidiary and the seven wholly-owned SPEs including transactions whereby the Company has been determined to have majority voting interest, control and is the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) guidance. All other significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents - Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less when purchased. At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in connection with such deposits.

Deposits in Escrow – There were no deposits in escrow as of May 26, 2017. Deposits in escrow represented cash held by a lender which are restricted for leasing and repair expenditures, as well as real estate tax and insurance expenses. As of December 31, 2016, deposits in escrow totaled $239,221.

Real Estate and Related Intangible Assets

Purchase Accounting for Acquisitions of Real Estate Subject to a Lease - In accordance with the FASB guidance on business combinations, Holmwood determines the fair value of the real estate assets acquired on an “as if vacant” basis. The difference between the purchase price and the fair value of the real estate assets on an “as if vacant” basis is first allocated to the fair value of above- and below-market leases, and then allocated to in-place leases and lease-up costs.

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land and buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments. Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancelable terms of the related leases. Above (below) market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancelable term of the lease.

Additionally, in-place leases are valued in consideration of the net rents earned that would have been foregone during an assumed lease-up period; and lease-up costs are valued based upon avoided brokerage fees. Holmwood has not recognized any value attributable to customer relationships. The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-ratably to each component of calculated value. In-place leases and lease-up costs are amortized over the remaining non-cancelable term of the leases. Real estate values were determined by independent accredited appraisers.

Building assets are depreciated over a 40-year period, tenant improvements and the leasehold intangibles are amortized over the remaining non-cancelable term of the lease. In the event that a tenant terminates its lease, the unamortized portion of the in-place lease and lease-up costs is charged to expense immediately.

Holmwood’s real estate is leased to tenants on a modified gross lease basis. The leases provide for a minimum rent which normally is flat during the firm term of the lease. The minimum rent payment may include payments to pay for lessee requests for tenant improvement or to cover the cost for extra security. The tenant is required to pay increases in property taxes over the first year and an increase in operating costs based on the consumer price index of the lease’s base year operating expenses. Operating costs includes repairs and maintenance, cleaning, utilities and other related costs. Generally, the leases provide the tenant with renewal options, subject to generally the same terms and conditions of the base term of the lease. Holmwood accounts for its leases using the operating method. Such method is described below:

Operating method – Properties with leases accounted for using the operating method are recorded at the cost of the real estate. Revenue is recognized as rentals are earned and expenses (including depreciation and amortization) are charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives. Leasehold interests are amortized on the straight-line method over the terms of their respective leases. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease.

Construction expenditures for tenant improvements, leasehold improvements and leasing commissions are capitalized and amortized over the terms of each specific lease. Maintenance and repairs are charged to expense during the financial period in which they are incurred. Expenditures for improvements that extend the useful life of the real estate investment are capitalized. Upon sale or disposition of the investment in real estate, the cost and related accumulated depreciation and amortization are removed from the accounts with the resulting gain or loss included as a component of net income during the period in which the disposition occurred.

Impairment – Real Estate - The Company reviews investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. To determine if impairment may exist, the Company reviews its properties and identifies those that have had either an event of change or an event of circumstances warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. As of May 26, 2017 and December 31, 2016, the Company has not recorded any impairment charges.

Tenant Improvements - As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the remaining lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of minimum rent. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease. No tenant allowances were provided during the period from January 1, 2017 to May 26, 2017 and for the six-month period ended June 30, 2016.

Revenue Recognition - Minimum rents are recognized when due from tenants; however, minimum rent revenues under leases which provide for varying rents over their terms, if any, are straight lined over the term of the leases. In the case of expense reimbursements due from tenants, the revenue is recognized in the period in which the related expense is incurred.

Rents and Other Tenant Accounts Receivables, net - Rents and other tenant accounts receivables represent amounts billed and due from tenants. When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. Due to the high credited worthiness of the tenants, there were no allowances as of May 26, 2017 and December 31, 2016.

Income and Other Taxes - No provision for income taxes is made because Holmwood and its operating subsidiaries are not subject to income tax. Management has evaluated tax positions that could have a significant effect on the financial statements and determined that the Company has a franchise and excise state tax liability of $3,723 to reflect its share of the annual costs for the period from January 1, 2017 to May 26, 2017. The franchise and excise state tax liability as of December 31, 2016 was $12,249.

Debt Costs – Mortgages Payable – Debt costs incurred in connection with Holmwood’s mortgages payable were deferred and amortized as interest expense over the term of the respective loan agreement. The straight-line method was used to determine the amount amortized which approximates the effective interest method and recorded in Mortgages payable in the Consolidated Balance Sheet dated December 31, 2016.

Debt Costs – Note Payable – Debt costs incurred in connection with the issuance of notes payable were deferred and amortized as interest expense over the term of the respective debt obligation, using the effective interest method and recorded as Note Payable on the Consolidated Balance Sheet dated December 31, 2016.

Recent Accounting Pronouncements - In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements of Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition” and most industry-specific guidance on revenue recognition throughout the ASC. The new standard is principles based and provides a five step model to determine when and how revenue is recognized. The core principle of the new standard is that revenue should be recognized when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also requires disclosure of qualitative and quantitative information surrounding the amount, nature, timing and uncertainty of revenues and cash flows arising from contracts with customers. The new standard will be effective for the Company for the year ending December 31, 2019 and can be applied either retrospectively to all periods presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is permitted beginning for the year ending December 31, 2017. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 is intended to improve financial reporting about leasing transactions.  The ASU will require organizations that lease assets referred to as “Lessees” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial Statements.

The leasing standard will be effective for the year ended December 31, 2020. Early adoption will be permitted upon issuance of the standard and a modified retrospective approach must be applied. The Company is currently evaluating the impact of ASU 2016-02 on its financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” ASU 2016-15 is intended to improve cash flow statement classification guidance. The standard will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of ASU 2016-15 on its financial statements.

In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business.” ASU 2017-01 is intended to help companies evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The standard will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of ASU 2017-01 on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

3.
Contribution Transaction

Pursuant to a contribution agreement (the "Contribution Agreement"), as amended, between our Company and HC Government Realty, all of the membership interests in four of our Company’s subsidiaries were contributed to HC Government Realty in exchange for OP Units. In addition, in exchange for all of the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income taxes for three of our Company’s subsidiaries, our Company received OP Units as if the membership interests of such subsidiaries also had been contributed at the date of closing.

The number of OP Units issued in connection with this transaction was calculated based upon the agreed value of the Company’s equity, plus principal amortization paid by the Company from January 1, 2016 to and including the date the contribution was made (May 26, 2017), divided by $10 per OP Unit less the repayment of advances owed to the REIT. The equity value for the membership interests of the four SPEs and the rights to the profits, losses, distributed cash flow and all of the other benefits and burdens of ownership of the three SPEs plus principal amortization payments, determined as of the date of the contribution, was $10,974,023, which amount was reduced by the balance owed on advances of $189,862 under this arrangement. HC Government Realty advanced the Company funds primarily related to the Company’s refinancing of debt for one of its properties. The Company received 1,078,416 OP Units related to this transaction and the units can be exchanged for shares of HC Government Realty Trust’s common stock on a 1:1 basis, subject to certain limitations.

In addition, as of the date of closing, HC Government Realty assumed the outstanding mortgage indebtedness associated with each of the underlying properties, aggregating $22,585,285, as well as the Company’s notes payable aggregating $1,132,038 plus accrued interest as of the date of the contribution on the mortgages and notes payable, respectively. The Company entered into a tax protection agreement indemnifying the Company for any taxes resulting from a sale of any of these interests for a period of ten years after the closing.

On November 7, 2016, the Securities and Exchange Commission ("SEC") qualified HC Government Realty Trust’s offering of common stock pursuant to Tier II of Regulation A under the Securities Act of 1933. The offering contemplates that up to a total of 3,000,000 shares will be issued in the offering at an offering price of $10 per share. The offering, unless earlier terminated, will terminate on the first to occur of the issuance of a total of 3,000,000 shares for gross proceeds of $30,000,000, or November 7, 2018.

The Company realized a gain resulting from its exchange of its members’ interests in the four SPEs and the assignment of all of the profits, losses, any distributable cash flows and all of the other benefits and burdens of ownership for federal income taxes for three SPEs for OP Units and is determined as follows:

Assets contributed
Buildings and improvements, net	$28,748,477
Intangible assets, net	945,865
Total assets contributed, net	29,694,342

Liabilities assumed
Mortgages payable	(22,585,285)
Notes payable	(1,132,038)
Total liabilities assumed	(23,717,323)

Equity, net	5,977,019

Value of OP Units issued for membership interest	10,974,023
Gain on exchange of members'
for operating partnership units before adjustments	$4,997,004
Less: write-off of unamortized debt issuance costs	(302,955)
Gain, net	$4,694,049

4.
Investment in Real Estate

Summary of Investments - The following is a summary of investment in real estate, net as of May 26, 2017, immediately before the closing of the transactions contemplated in the Contribution Agreement and as of December 31, 2016:

	May 26,	December 31,
	2017	2016
Land, building and improvements	$29,578,189	$29,549,302
Tenant improvements	2,278,862	2,278,862
	31,857,051	31,828,164
Accumulated depreciation	(3,108,574)	(2,720,278)
Investments in real estate, net	$28,748,477	$29,107,886

The following is a summary of Leasehold intangibles, net, as of May 26, 2017, immediately before the closing of the transactions contemplated in the Contribution Agreement and as of December 31, 2016:

	May 26,	December 31,
	2017	2016
Acquired in-place leases	$1,320,305	$1,320,305
Acquired lease-up costs	1,285,251	1,285,251
Acquired above-(below) market lease	(1,057,409)	(1,057,409)
	1,548,147	1,548,147
Accumulated amortization	(602,282)	(528,177)
Leasehold intangibles, net	$945,865	$1,019,970

During the period from January 1, 2017 to May 26, 2017 and for the six-month period ended June 30, 2016, the Company made capital improvements to the seven properties in the amount of $23,680 and $20,102, respectively.

Accretion of above-market leases and amortization of below-market leases resulted in a net increase in rental revenue of $43,110 for the period from January 1, 2017 to May 26, 2017 and $51,738 for the six-month period ended June 30, 2016. Amortization of in-place leases and lease-up costs was $117,215 and $140,406 for the same respective periods.

5.
Debt

Mortgages Payable – Mortgage loan balances as of May 26, 2017, immediately prior to the closing of the transactions contemplated in the Contribution Agreement, and as of December 31, 2016 totaled $22,585,285 and $22,769,867, and unamortized debt issuance costs totaled $290,155 and $313,925, respectively. The loans are payable to various financial institutions and are collateralized by specific properties. Fixed rate loans before unamortized debt costs totaled $12,482,906 and $12,584,982 immediately prior to the closing of the transactions contemplated in the Contribution Agreement and as of December 31, 2016 and variable rate loans before unamortized debt costs totaled $10,101,379 and $10,184,885 for the same respective periods. Of the fixed rate loans, the $10,082,759 loan outstanding as of May 26, 2017 before the closing of the transactions contemplated in the Contribution Agreement bear interest at a fixed annum rate of 5.265%, debt service payments are based on principal amortization over 30 years and the loan matures in August 2023. The fixed rate loan with a balance of $2,401,147 on May 26, 2017, immediately prior to the closing of the transactions contemplated in the Contribution Agreement, bears interest as a fixed annum rate of 3.93%, debt service payments are based on principal amortization over 25 years and the loan matures in June 2019. In connection with the contribution transaction, these outstanding loan balances were assumed by HC Government Realty. The unamortized portion of debt issuance costs related to the mortgage loans was written off in the amount of $290,155. At December 31, 2016, Holmwood had total gross debt costs of $540,812 and accumulated amortization related to these debt costs of $226,886.

Of the variable rate loans outstanding as of May 26, 2017, immediately prior to the closing of the transactions contemplated in the Contribution Agreement and as of December 31, 2016, the $7,031,646 loan’s interest rate is equal to the one-month LIBOR rate plus 235 basis points. For the period from January 1, 2017 to May 26, 2017, the averaged interest was 3.92% and for the six-month period ended June 30, 2016 the average interest rate was 2.83%. Debt service payments were made based on principal amortization over 20 years. The loan would have matured on March 27, 2017; however, the Company exercised its option to extend the loan for one year. The Company paid an extension fee in the amount of $11,400. The terms of the variable rate interest only loan with an outstanding balance of $3,69,733 as of May 26, 2017, immediately prior to the closing of the transactions contemplated in the Contribution Agreement, bears interest at the prime rate; however, in no event could the interest rate be less than 4%. The average interest rate paid for the period from January 1, 2017 to May 26, 2017 was 4.03% and for the six-month period ended June 30, 2016, the average interest rate was 4.04%. The carrying amount of Holmwood’s variable rate debt approximates its fair value as of May 26, immediately before the closing of the transactions contemplated in the Contribution Agreement and as of December 31, 2016.

The overall weighted average interest rate for the mortgage notes outstanding during the period from January 1, 2017 to May 26, 2017 was 4.61% and 4.19% for the six-month period ended June 30, 2016. The mortgage notes as of May 26, 2017 were assumed by HC Government Realty in connection with the contribution transaction.

The following table outlines the mortgages payable as of May 26, 2017, immediately prior to the closing of the transactions contemplated in the Contribution Agreement, and as of December 31, 2016:

				Outstanding Principal
		2017		Balance at
	Initial	Interest		May 26,	December 31,
Entered	Balance	Rate	Maturity	2017	2016
July 2013	$10,700,000	5.27%	August 2023	$10,082,759	$10,159,209
December 2014	3,700,000	3.93%	April 2016	-	-
June 2016	2,450,000	3.93%	June 2019	2,401,147	2,425,773
April 2015	7,600,000	3.92%	March 2018	7,031,646	7,115,152
December 2015	3,080,000	4.07%	June 2017	3,069,733	3,069,733
				22,585,285	22,769,867
Debt issuance costs				(552,212)	(540,812)
Accumulated amortization				262,057	226,887
Debt issuance costs, net of accumulated amortization				(290,155)	(313,925)

Mortgage payable net of unamortized debt costs				$22,295,130	$22,455,942

Notes Payable – Notes payable balances as of May 26, 2017, immediately prior to the closing of the transactions contemplated in the Contribution Agreement and as of December 31, 2016 totaled $1,132,038 and $1,403,992, and unamortized debt issuance costs totaled $12,800 and $16,091, respectively. The loans are fixed rate with interest rates ranging from 5.5% to 7.25% and mature during the period between June, 2018 and June, 2019. The weighted average interest rate on the notes during the period from January 1, 2017 to May 26, 2017 and for the six-month period ended June 30, 2016 was 6.20%.

On June 10, 2016, the Company received $1 million in loan proceeds from a financial institution in connection with the refinancing of its $3.7 million maturing mortgage payable. The $3.7 million loan was replaced with a new loan in the amount of $2,450,000. The loans from the Company to an SPE were pursuant to two promissory notes, one in the original principal amount of $338,091, and one in the original principal amount of $661,909. The notes bear interest at 5.5% per annum.  The $338,091 note matures in June 2019, requires interest only payments for the first 24 months and then monthly payments will increase in order to fully amortize the loan over the remaining 12 months of its term.  The $661,909 note’s debt service payment is based on principal amortization over 2 years. Both notes have been repaid pursuant to the terms of the Contribution Agreement. In connection with the contribution transaction, the unamortized portion of debt issuance costs was written off in the amount of $12,800. At December 31, 2016, Holmwood has gross debt costs of $19,750 and accumulated amortization related to these debt costs of $3,659.

In July, 2013, Holmwood entered into a $1.5 million promissory note and related collateral pledge and security agreement to finance certain reserves and closing costs related to closing a $10.7 million loan. The loan balance outstanding as of December 31, 2016 is $563,299. The loan bears interest at 7.25% and the monthly debt service payment is $30,008 based on the principal fully amortizing over a five-year term. The loan was secured by the Company’s membership interests in three of its properties. There were no debt issuance costs related to this loan. This loan was assumed by HC Government Realty and repaid concurrent with the closing of the transactions contemplated in the Contribution Agreement.

The following table outlines the notes payable as of May 26, 2017, immediately prior to the closing of the transactions contemplated in the Contribution Agreement and as of December 31, 2016:

				Outstanding Principal
		2017		Balance at
	Initial	Interest		May 26,	December 31,
Entered	Balance	Rate	Maturity	2017	2016
June 2016	$338,091	5.50%	June 2019	$338,091	$338,091
June 2016	661,909	5.50%	June 2018	364,933	502,602
July 2013	1,500,000	7.25%	August 2018	429,014	563,299
				1,132,038	1,403,992
Debt issuance costs				(19,750)	(19,750)
Accumulated amortization				6,950	3,659
Debt issuance costs, net of accumulated amortization				(12,800)	(16,091)

Notes payable net of unamortized debt costs				$1,119,238	$1,387,901

6.
Related Parties

The Operating Partnership advanced the Company funds to meet certain equity requirements needed for a property refinancing and to fund other working capital needs. As of December, 31, 2016, the net funds outstanding totaled $410,861 including interest accrued on outstanding amounts based on the monthly applicable federal funds rate. During the period from January 1, 2017 and May 26, 2017, the Company made payments totaling $220,999. The remaining outstanding balance of $189,862 was repaid by the Company in the form of reduced OP Units in connection with the contribution transaction.

Property management fees are charged by the Asset Manager to Holmwood through an informal agreement between the two parties. Under the terms of the property management agreements, Holmwood pays the Asset Manager a monthly management fee of 3% of all gross receipts from each property or $1,000 a month, whichever is greater. In connection with this agreement, Holmwood paid the Asset Manager property management fees of $40,598 during the period from January 1, 2017 to May 26, 2017 and $50,258 for the six-month period ended June 30, 2016.

Asset management fees are charged by the Asset Manager to Holmwood through an informal agreement between the two parties. Holmwood pays the Asset Manager a monthly asset management fee equal to 2.4% of each property’s gross revenues or $1,000 per month, whichever is greater. Asset management fees totaled $41,563 during the period from January 1, 2017 and May 26, 2017 and $45,980 for the six-months ended June 30, 2016.

7.
Distributions

In 2016, the Company made distributions totaling $374,889 to its owners.

8.
Commitments and Contingencies

In connection with a property acquisition in 2015, the property located in Port Canaveral, FL was purchased, subject to a ground lease. The ground lease has an extended term of 30 years to 2045 with one 10-year renewal option. The Company made ground lease payments of $29,550 during the period from January 1, 2017 to May 26, 2017 and $35,450 for the six-month period ended June 30, 2017.

In the normal course of business, the Company can be involved in legal actions arising from the ownership of its properties. In the Company's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the financial position, operations or liquidity of the Company.

9.
Subsequent Events

The Company received on July 15, 2017 dividends on its OP Units in the amount of $70,064.

The Company evaluated subsequent events through the date of filing this report. The Company concluded no additional material events subsequent to June 30, 2017 were required to be reflected in the Company’s consolidated financial statements or notes as required by standards for accounting disclosures of subsequent events.

Report of Independent Registered Public Accounting Firm

To the Management
of Holmwood Capital, LLC
Sarasota, Florida

We have audited the accompanying consolidated balance sheets of Holmwood Capital, LLC (a Delaware LLC) (the “Company”), as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in Partners’ capital, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Holmwood Capital, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Cherry Bekaert LLP
Richmond, VA
April 27, 2017

Holmwood Capital, LLC
Consolidated Balance Sheets
December 31, 2016 and 2015

	2016	2015
ASSETS
Investment in real estate, net:	$29,107,886	$30,040,892

Cash and cash equivalents	258,840	292,100
Deposits in escrow	239,221	122,851
Rent and other tenant accounts receivables, net	336,464	245,627
Prepaids and other assets	52,579	166,349
Leasehold intangibles, net	1,019,970	1,197,853
Total Assets	$31,014,960	$32,065,672

LIABILITIES
Mortgages payable, net of unamortized debt costs	$22,455,942	$24,183,225
Note payable	1,387,901	869,027
Accrued interest payable	94,942	81,278
Related party payable	410,861	-
Other liabilities	405,801	389,504
Total Liabilities	24,755,447	25,523,034

PARTNERS' CAPITAL
Partners' capital, net	6,804,872	7,179,761
Accumulated deficit	(545,359)	(637,123)
Total Partners' Capital	6,259,513	6,542,638
Total Liabilities and Partners' Capital	$31,014,960	$32,065,672

See accompanying notes to consolidated financial statements

Holmwood Capital, LLC
Consolidated Statements of Operations
For the years ended December 31, 2016 and 2015

	2016	2015
Revenues:
Rental revenues	$3,564,278	$2,925,153
Real estate tax reimbursments and other revenues	146,890	80,380
Total Revenues	3,711,168	3,005,533

Other Property Operations:
Repairs and maintenance	210,693	138,415
Utilities	161,048	149,682
Real estate and other taxes	237,959	270,824
Depreciation and amortization	1,228,062	981,801
Other operating expense	169,174	123,695
Management fees	192,652	155,789
Ground lease	71,094	51,600
Professional expenses	54,125	189,181
Insurance	54,149	51,605
General and administrative	15,731	17,295
Total Operating Expenses	2,394,687	2,129,887

Interest expense	1,224,717	1,069,831
Net income (loss)	$91,764	$(194,185)

See accompanying notes to consolidated financial statements

Holmwood Capital, LLC
Consolidated Statements of Changes in Partners’ Capital
For the years ended December 31, 2016 and 2015

			Total
	Contributions	Accumulated	Partners'
	(Distributions)	Deficit	Capital, net

Balance, January 1, 2015	$3,814,762	$(442,938)	$3,371,824

Contributions	3,264,999	-	3,264,999

Notes payable converted to equity	100,000	-	100,000

Net loss	-	(194,185)	(194,185)
Balance, December 31, 2015	7,179,761	(637,123)	6,542,638

Distributions	(374,889)	-	(374,889)

Net income	-	91,764	91,764
Balance, December 31, 2016	$6,804,872	$(545,359)	$6,259,513

See accompanying notes to consolidated financial statements

Holmwood Capital, LLC
Consolidated Statements of Cash Flows
For the years ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities:
Net income(loss)	$91,764	$(194,185)
Adjustments to reconcile net income(loss) to net cash provided by operating activities:
Depreciation	946,751	752,674
Amortization of acquired lease-up costs	136,234	110,606
Amortization of in-place leases	145,079	118,521
Amortization of above/below-market leases	(103,429)	(91,147)
Amortization of debt costs	138,095	95,762
Change in assets and liabilities
Rent and other tenant accounts receivables, net	(90,837)	(86,971)
Prepaid expense and other assets	113,770	36,636
Deposits in escrow	(116,370)	(51,726)
Accounts payable and other accrued expenses	16,297	117,087
Related party payable	410,861	-
Accrued interest payable	13,664	35,009
Net cash provided by operating activities	1,701,879	842,266

Cash flows from investing activities:
Investment property acquisitions	-	(13,986,180)
Improvements to investment properties	(13,745)	(6,195)
Returned deposit for property under contract	-	35,500
Net cash used in investing activities	(13,745)	(13,956,875)

Cash flows from financing activities:
Contributions from partners	-	3,264,999
Distributions to partners	(374,889)	-
Notes payable proceeds	1,000,000	100,000
Mortgage proceeds	2,450,000	11,380,000
Mortgage principal payments	(4,198,676)	(1,056,322)
Note payable principal repayments	(465,036)	(284,294)
Debt issuance costs	(132,793)	(112,020)
Net cash from financing activities	(1,721,394)	13,292,363

Net increase(decrease) in cash and cash equivalents	(33,260)	177,754
Cash and cash equivalents, beginning of year	292,100	114,346
Cash and cash equivalents, end of year	$258,840	$292,100

Supplemental cash flow information:
Interest paid during the year	$1,084,704	$974,070

Noncash financing and investing activities:
Note payable converted to equity	$-	$100,000

See accompanying notes to consolidated financial statements

Holmwood Capital, LLC
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015

1.
Organization

Holmwood Capital, LLC (Holmwood or the Company), a Delaware limited liability company, was organized for the primary purpose of acquiring, owning, leasing and disposing of commercial real estate properties leased by the United States of America and administered by General Services Administration (GSA) or occupying agency. The Company invests through wholly-owned, special purpose limited liability companies, or special purpose entities (“SPE”), primarily in properties across secondary or smaller markets.

The consolidated financial statements include the accounts of each SPE and the accounts of Holmwood.  There were seven (7) SPEs as of December 31, 2016 representing 110,352 rentable square feet located in five states.  The properties are 100% leased to the United States of America and have a weighted average remaining lease term of 6.5 years as of December 31, 2016.  Beginning in 2015, the Company and its assets are managed externally by Holmwood Capital Advisors, LLC and its subsidiary, Holmwood Capital Management, LLC, (collectively “HCA” or “Asset Manager”).  The principal owners of HCA or their respective affiliates are also the majority owners of Holmwood.

2.
Significant Accounting Policies

Basis of Accounting and Consolidation - The accompanying consolidated financial statements include the accounts of the subsidiary and the seven wholly-owned SPEs including transactions whereby the Company has been determined to have majority voting interest, control and is the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) guidance.  All other significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents - Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less when purchased.  At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits.  The Company mitigates this risk by depositing funds with major financial institutions.  The Company has not experienced any losses in connection with such deposits.

Deposits in Escrow - In 2016 and 2015, deposits in escrow represented cash held by a lender which are restricted for leasing and repair expenditures, as well as real estate tax and insurance expenses.  As of December 31, 2016 and 2015, the balances include reserves for taxes, insurance and repairs to ensure Holmwood’s performance relating to improvement of the properties.

Purchase Accounting for Acquisitions of Real Estate Subject to a Lease - In accordance with the FASB guidance on business combinations, Holmwood determines the fair value of the real estate assets acquired on an “as if vacant” basis. The difference between the purchase price and the fair value of the real estate assets on an “as if vacant” basis is first allocated to the fair value of above- and below-market leases, and then allocated to in-place leases and lease-up costs.

Holmwood Capital, LLC
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015

  2.  Significant Accounting Policies (continued):

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land and buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments. Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancelable terms of the related leases. Above (below) market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancelable term of the lease.

Additionally, in-place leases are valued in consideration of the net rents earned that would have been foregone during an assumed lease-up period; and lease-up costs are valued based upon avoided brokerage fees.  Holmwood has not recognized any value attributable to customer relationships.  The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-ratably to each component of calculated value.  In-place leases and lease-up costs are amortized over the remaining non-cancelable term of the leases.  Real estate values were determined by independent accredited appraisers.

Building assets are depreciated over a 40-year period, tenant improvements and the leasehold intangibles are amortized over the remaining non-cancelable term of the lease.  In the event that a tenant terminates its lease, the unamortized portion of the in-place lease and lease-up costs is charged to expense immediately.

Holmwood’s real estate is leased to tenants on a modified gross lease basis.  The leases provide for a minimum rent which normally is flat during the firm term of the lease.  The minimum rent payment may include payments to pay for lessee requests for tenant improvement or to cover the cost for extra security.  The tenant is required to pay increases in property taxes over the first year and an increase in operating costs based on the consumer price index of the lease’s base year operating expenses.  Operating costs includes repairs and maintenance, cleaning, utilities and other related costs.  Generally, the leases provide the tenant with renewal options, subject to generally the same terms and conditions of the base term of the lease.   Holmwood accounts for its leases using the operating method.  Such method is described below:

Operating method – Properties with leases accounted for using the operating method are recorded at the cost of the real estate. Revenue is recognized as rentals are earned and expenses (including depreciation and amortization) are charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives. Leasehold interests are amortized on the straight-line method over the terms of their respective leases. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease.

Construction expenditures for tenant improvements, leasehold improvements and leasing commissions are capitalized and amortized over the terms of each specific lease.  Maintenance and repairs are charged to expense during the financial period in which they are incurred.  Expenditures for improvements that extend the useful life of the real estate investment are capitalized.  Upon sale or disposition of the investment in real estate, the cost and related accumulated depreciation and amortization are removed from the accounts with the resulting gain or loss included as a component of net income during the period in which the disposition occurred.

Holmwood Capital, LLC
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015

  2.  Significant Accounting Policies (continued):

Impairment – Real Estate - The Company reviews investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.  To determine if impairment may exist, the Company reviews its properties and identifies those that have had either an event of change or an event of circumstances warranting further assessment of recoverability (such as a decrease in occupancy).  If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis.  If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property.  As of December 31, 2016 and 2015, the Company has not recorded any impairment charges.

Tenant Improvements - As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements.  These leasehold improvements are capitalized and recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the remaining lease term.  If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of minimum rent.  Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process).  Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease.  No tenant allowances were provided during the years ended December 31, 2016 and 2015.

Revenue Recognition - Minimum rents are recognized when due from tenants; however, minimum rent revenues under leases which provide for varying rents over their terms, if any, are straight lined over the term of the leases. In the case of expense reimbursements due from tenants, the revenue is recognized in the period in which the related expense is incurred.

Rents and Other Tenant Accounts Receivables, net - Rents and other tenant accounts receivables represent amounts billed and due from tenants.  When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded.  Due to the high credited worthiness of the tenants, there were no allowances as of December 31, 2016 and 2015.

Income and Other Taxes - No provision for income taxes is made because Holmwood and its operating subsidiaries are not subject to income tax.  Management has evaluated tax positions that could have a significant effect on the financial statements and determined that the Company has a franchise and excise state tax liability of $12,249 and $12,217 as of December 31, 2016 and 2015, respectively.   During 2016, the Company made estimated franchise and excise tax payments of $7,860 and made a subsequent payment of $2,620 in January, 2017.

Debt Costs – Mortgages Payable – Debt costs incurred in connection with Holmwood’s mortgages payable have been deferred and are being amortized over the term of the respective loan agreement using the straight-line method, which approximates the effective interest method and are recorded in Mortgages payable on the Consolidated Balance Sheets. At December 31, 2016 and 2015, Holmwood had total gross debt costs of $540,812 and $476,669 respectively.  The accumulated amortization related to these debt costs as of December 31, 2016 and 2015 was $226,886 and $141,351, respectively.

Debt Costs – Note Payable – Any debt costs incurred in connection with the issuance of notes payable would be deferred and amortized to interest expense over the term of the particular debt obligation, using the effective interest method and would be recorded as Note Payable on the Consolidated Balance Sheets. At December 31, 2016, Holmwood incurred $19,750 in issuance costs related to a note payable entered into in 2016.   In 2015, Holmwood had no debt costs related to its note payable.

Holmwood Capital, LLC
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015

  2.  Significant Accounting Policies (continued):

Recent Accounting Pronouncements - In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements of Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition” and most industry-specific guidance on revenue recognition throughout the ASC. The new standard is principles based and provides a five step model to determine when and how revenue is recognized. The core principle of the new standard is that revenue should be recognized when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also requires disclosure of qualitative and quantitative information surrounding the amount, nature, timing and uncertainty of revenues and cash flows arising from contracts with customers. The new standard will be effective for the Company for the year ending December 31, 2019 and can be applied either retrospectively to all periods presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is permitted beginning for the year ending December 31, 2017.  The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 is intended to improve financial reporting about leasing transactions.  The ASU will require organizations that lease assets referred to as “Lessees” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months.  An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial Statements.

The leasing standard will be effective for the year ended December 31, 2020.  Early adoption will be permitted upon issuance of the standard and a modified retrospective approach must be applied. See Note 8 for the Company’s current lease commitments. The Company is currently evaluating the impact of ASU 2016-02 on its financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.”  ASU 2016-15 is intended to improve cash flow statement classification guidance.  The standard will be effective for fiscal years beginning after December 15, 2018.  The Company is currently evaluating the impact of ASU 2016-15 on its financial statements.

In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business.”  ASU 2017-01 is intended to help companies evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses.  The standard will be effective for fiscal years beginning after December 15, 2018.  The Company is currently evaluating the impact of ASU 2017-01 on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

Holmwood Capital, LLC
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015

3.
Investment in Real Estate

Acquisitions - Holmwood acquired three properties in 2015 and no properties in 2016.  The results of the property operations are included in the consolidated financial statements from their respective dates of acquisitions.

	Date	Acquisition
	Acquired	Costs
2015 Acquisitions
Johnson City, TN and
Port Canaveral, FL	March 2015	$10,260,504
Silt, CO	December 2015	3,725,676
		$13,986,180

The purchase price allocations for properties acquired in 2015 were based on estimated fair values.

2015
Land	$1,388,420
Buildings and improvements	11,032,485
Tenant Improvements	883,403
Acquired In-place leases	497,411
Acquired lease-up costs	448,764
Above(below)-market leases	(264,303)
$13,986,180

The properties are 100% leased to United States of America and administered by General Services Administration (GSA) or occupying agency.  The average lease term is 6.5 years based on the firm term of the leases.  Lease maturities range from 2021 to 2029.

The expected future amortization of above (below)-market leases and acquired In-place lease value and acquired lease-up costs (combined intangible lease costs) are as follows:

	Above (Below)	Intangible
	Market	Lease
	Leases	Costs
Year ending December 31:
2017	$(103,483)	$280,827
2018	(103,483)	280,827
2019	(103,483)	280,827
2020	(103,483)	280,827
2021	(90,894)	255,890
Thereafter	(234,727)	380,325
	$(739,553)	$1,759,523

Accretion of above-market leases and amortization of below-market leases resulted in a net increase in rental revenue of $103,429 and $91,147 during 2016 and 2015, respectively.  Amortization of in-place leases and lease-up costs was $281,311 and $229,127 during 2016 and 2015, respectively.

Holmwood Capital, LLC
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015

3.  Investment in Real Estate (continued):

Summary of Investments - The following is a summary of Investment in real estate, net:

	2016	2015
Land, building and improvements	$29,549,302	$29,535,557
Tenant improvements	2,278,862	2,278,862
	31,828,164	31,814,419
Accumulated depreciation	(2,720,278)	(1,773,527)
Investments in real estate, net	$29,107,886	$30,040,892

The following is a summary of Leasehold intangibles, net:

	2016	2015
Acquired in-place leases	$1,320,305	$1,320,305
Acquired lease-up costs	1,285,251	1,285,251
Acquired above-(below) market lease	(1,057,409)	(1,057,409)
	1,548,147	1,548,147
Accumulated amortization	(528,177)	(350,294)
Leasehold intangibles, net	$1,019,970	$1,197,853

  4.  Debt

Mortgages Payable - Mortgage notes totaling $22,769,867, before unamortized debt costs of $313,925, are payable to various financial institutions and are collateralized by specific properties.  Of this amount, fixed rate loans before unamortized debt costs total $12,584,982 and variable rate loans before unamortized debt costs total $10,184,885.  Of the fixed rate loans, the $10,159,209 loan bears interest at a fixed annum rate of 5.265%, debt service payments are based on principal amortization over 30 years and the loan matures in August 2023.  The $2,425,773 loan bears interest as a fixed annum rate of 3.93%, debt service payments are based on principal amortization over 25 years and the loan matures in June 2019.

Of the variable rate loans, the $7,115,152 loan’s interest rate is equal to the one-month LIBOR rate plus 235 basis points.  In 2016, the averaged interest was 2.89%.  Debt service payments were made based on principal amortization over 20 years.  The loan would have matured on March 27, 2017; however, the Company exercised its option to extend the loan for one year.  The $3,069,733 variable rate loan bears interest at Prime however, in no event should the loan be less than 4%.  Monthly payments on the loan are to cover the interest cost only.  The average interest rate paid during 2016 was 4.07%.  The loan would have matured on March 15, 2017; however, the Company exercised its option to extend the loan for three months with a new maturity date of June 15, 2017.  The Company is in discussions with the bank to refinance this loan.  (See Note 9).

The weighted average interest rate for all the mortgage notes at December 31, 2016 and 2015 was 4.19% and 4.16%, respectively.  The Company refinanced its $3.7 million maturing loan on June 10, 2016.  Holmwood considers the loan maturity date to be the earlier of the stated loan maturity date, the anticipated repayment date, or the balloon payment date.  The weighted average loan maturity as of December 31, 2016 and 2015 was 3.3 years and 3.8 years, respectively.  The carrying amount of Holmwood’s variable rate debt approximates its fair value.

The following table outlines the mortgages payable included in Holmwood’s consolidated financial statements:

Holmwood Capital, LLC
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015

4.  Debt (continued):

		2016		Outstanding Principal
	Initial	Interest		Balance at December 31,
Entered	Balance	Rate	Maturity	2016	2015
July 2013	$10,700,000	5.27%	August 2023	$10,159,209	$10,330,742
December 2014	3,700,000	3.93%	April 2016	-	3,700,000
June 2016	2,450,000	3.93%	June 2019	2,425,773	-
April 2015	7,600,000	2.89%	March 2018	7,115,152	7,407,801
December 2015	3,080,000	4.07%	June 2017	3,069,733	3,080,000
				22,769,867	24,518,543
Debt issuance costs				(540,812)	(476,669)
Accumulated amortization				226,887	141,351
Debt issuance costs, net of accumulated amortization				(313,925)	(335,318)

Mortgage payable net of unamortized debt costs				$22,455,942	$24,183,225

Notes Payable – Notes payable totaling $1,403,992 before unamortized debt costs of $16,091, are guaranteed by certain owners of the Company.  The loans are fixed rate with interest rates ranging from 5.5% to 7.25% and mature during the period between June, 2018 and June, 2019.  The weighted average interest rate on the notes outstanding as of December 31, 2016 was 6.20%.

On June 10, 2016, the Company received $1 million in loan proceeds from a financial institution in connection with the refinancing of its $3.7 million maturing mortgage payable.  The $3.7 million loan was replaced with a new loan in the amount of $2,450,000.  The loans from the Company to a property’s operating partnership were pursuant to two promissory notes, one in the original principal amount of $338,091, and one in the original principal amount of $661,909. The notes bear interest at 5.5% per annum.  The $338,091 note matures in June 2019, requires interest only payments for the first 24 months and then monthly payments will increase in order to fully amortize the loan over the remaining 12 months of its term.  The $661,909 note’s debt service payment is based on principal amortization over 2 years.  Both notes are pre-payable in whole or in part at any time and from time to time without premium or penalty.  The combined $1 million notes payable to the bank is personally guaranteed by certain of the owners of the Company.

In July, 2013, Holmwood entered into a $1.5 million promissory note and related collateral pledge and security agreement to finance certain reserves and closing costs related to closing a $10.7 million loan.  The loan balance outstanding as of December 31, 2016 is $563,299.  The loan bears interest at 7.25% and the monthly debt service payment is $30,008 based on the principal fully amortizing over a five-year term.  The loan is secured by the Company’s membership interests in three of its properties.  There were no debt issuance costs related to this loan.

The following table outlines the notes payable included in Holmwood’s consolidated financial statements:

Holmwood Capital, LLC
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015

  4.   Debt (continued):

		2016		Outstanding Principal
	Initial	Interest		Balance at December 31,
Entered	Balance	Rate	Maturity	2016	2015
June 2016	$338,091	5.50%	June 2019	$338,091	$-
June 2016	661,909	5.50%	June 2018	502,602	-
July 2013	1,500,000	7.25%	August 2018	563,299	869,027
				1,403,992	869,027
Debt issuance costs				(19,750)	-
Accumulated amortization				3,659	-
Debt issuance costs, net of accumulated amortization				(16,091)	-

Notes payable net of unamortized debt costs				$1,387,901	$869,027

The following is a schedule of the principal payments of Holmwood’s mortgages and notes payable at December 31, 2016.

	Mortgages	Notes
	Payable	Payable
2017	$10,436,553	$661,046
2018	253,556	571,455
2019	2,521,959	171,491
2020	221,045	-
2021	234,398	-
Thereafter	9,102,356	-
	$22,769,867	$1,403,992

  5.   Related Parties

The Operating Partnership advanced the Company funds to meet certain equity requirements needed for a property refinancing and to fund other working capital needs.  As of December, 31, 2016, the net funds outstanding totaled $410,861 including interest accrued on outstanding amounts based on the monthly applicable federal funds rate.  Since December, 31, 2016, the Company has made repayments in the amount of $147,128.

Property management fees are charged by the Asset Manager to Holmwood through an informal agreement between the two parties.  Under the terms of the property management agreements, Holmwood pays the Asset Manager a monthly management fee of 3% of all gross receipts from each property or $1,000 a month, whichever is greater.   In connection with this agreement, Holmwood paid the Asset Manager property management fees of $100,706 and $82,037 for the years ended December 2016 and 2015, respectively.

Holmwood Capital, LLC
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015

  5.   Related Parties (continued):

Asset management fees are charged by the Asset Manager to Holmwood through an informal agreement between the two parties.  Holmwood pays the Asset Manager a monthly asset management fee equal to 2.4% of each property’s gross revenues or $1,000 per month, whichever is greater.  Asset management fees totaled $91,946 and $73,752 in 2016 and 2015, respectively.

6.
Leases and Tenants

Occupancy of the operating properties was 100% at December 31 2016 and 2015, respectively.  Lease terms range from five to twelve years. The future minimum rents for existing leases are as follows:

Future
Minimum
Rents
2017	$3,465,838
2018	3,465,838
2019	3,465,838
2020	3,465,838
2021	3,381,837
Thereafter	5,258,727
Total	$22,503,916

7.
Distributions

During 2016, the Company made quarterly distributions totaling $374,889 to its owners.  No distributions were made in 2015.

8.
Commitments and Contingencies

In connection with a property acquisition in 2015, the property, located in Port Canaveral, FL, was purchased subject to a ground lease.  The ground lease has an extended term of 30 years to 2045 with one 10-year renewal option.  The Company made ground lease payments of $71,094 during 2016.

In the normal course of business, the Company can be involved in legal actions arising from the ownership of its properties.  In the Company' opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the financial position, operations or liquidity of the Company.

The Company has entered into a Contribution Agreement with the REIT whereby Holmwood’s membership interests in its seven properties will be exchanged for 985,855 Operating Partnership units in HC Government Realty Holdings, LP, an affiliate of the REIT, in connection with the REIT’s Regulation A offering.  The REIT will assume the indebtedness of the seven properties as well as the Company’s note payable.  In addition, as of the closing of the contribution, Holmwood will enter into a tax protection agreement with the REIT to indemnify the Company for any taxes resulting from a sale for a period of ten years after the closing.  The number of Operating Partnership units, valued at $10.00 each, was determined by the Asset Manager based on prevailing market rates.

9.
Subsequent Events

The Company is in negotiation to refinance its $3,069,733 maturing loan due on June 15, 2017.  The proposed terms assume loan proceeds in the amount of $2,750,000, the loan will bear interest at a fixed annum rate of 4.25%, debt service payments are based on principal amortization over 25 years and the loan matures in seven years from the date of closing.

The Company evaluated subsequent events through April 27, 2017, the date the consolidated financial statements were available to be issued.  The Company concluded no additional material events subsequent to December 31, 2016 were required to be reflected in the Company’s consolidated financial statements or notes as required by standards for accounting disclosures of subsequent events.

Report of Independent Auditor

To the Board of Directors and Stockholders

HC Government Realty Trust, Inc.

We have audited the accompanying combined statement of revenues and certain operating expenses (the “Statement”) of the Johnson City Property and the Port Canaveral Property (collectively the “Properties”), as defined in Note 1 of the Statement, for the year ended December 31, 2014.

Management’s Responsibility for the Statement

Management is responsible for the preparation and fair presentation of this Statement, in accordance with accounting principles generally accepted in the United States of America that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on this Statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statement referred to above presents fairly, in all material respects, the revenues and certain operating expenses of the Properties for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As further discussed in Note 1, Holmwood Capital, LLC, acquired the Properties in March 2015 through its subsidiaries of GOV FBI Johnson City, L.P., and GOV CBP Cape Canaveral, L.P., respectively.

The accompanying Statement was prepared as described in Note 2, for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the Properties revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Cherry Bekaert LLP,

Richmond, Virginia

June 14, 2016

Johnson City Property and
Port Canaveral Property
Combined Statement of Revenues and
Certain Operating Expenses
For the Year Ended December 31, 2014

Year Ended
December 31, 2014
Revenues
Rental revenues	$1,034,930
Other income	6,919
Total revenues	1,041,849

Certain Operating Expenses
Property operating	140,038
Real estate taxes	37,909
Insurance	12,868
Property management fees	43,909
Ground Rent	70,872
Other	25,550
Total certain operating expenses	331,146

Excess of revenues over certain operating expenses	$710,703

See accompanying notes to combined statement of revenues and certain operating expenses.

Johnson City Property and Port Canaveral Property
Notes to the Combined Statement of Revenues and Certain Operating Expenses
for the Year Ended December 31, 2014

1. Business and Purchase and Sales Agreement

In March, 2015, Holmwood Capital, LLC, through its subsidiaries, Gov FBI Johnson City, L.P. and Gov Cape Canaveral, L.P. (the “Operating Partnerships”), acquired, pursuant to Purchase and Sales Agreements (the “Agreements”), the Johnson City Property and the Port Canaveral Property (the “Properties”).

The Johnson City Property is a 10,115 rentable square foot, single-tenant, one-story office building located on 2.59 acres located in Johnson City, TN. The property is 100% leased to the United States of America and administered by the General Services Administration (“GSA”). The property was an existing property that was substantially renovated in 2012 for the intended use exclusively by the Federal Bureau Investigation, the occupying tenant. The lease had an initial firm term of 10 years and one five-year option. The lease, as of December 31, 2014, has a remaining firm term of 7.6 years.

The Port Canaveral Property is a 14,704 rentable square foot, build-to-suit, single-tenant, one-story office building located on 1.59 acres located in Cape Canaveral, FL. The property is under a 30-year ground lease with 26 years remaining on the lease term. The property is 100% leased to the United States of America and administered by the GSA. The property was developed in 2012 for the intended use by the U. S. Customs and Border Patrol office, the occupying tenant. The lease had an initial firm term of 10 years and one five-year option. The lease, as of December 31, 2014, has a remaining firm term of 7.5 years.

2. Basis of Presentation

The Combined Statement of Revenues and Certain Operating Expenses (the “Statement”) has been prepared for the purpose of complying with Rule 8-06 of Regulation S-X, promulgated by the Securities and Exchange Commission, and is not intended to be a complete presentation of the Properties revenues and expenses. Revenues and certain operating expenses include only those amounts expected to be comparable to the proposed future operations of the Properties. Expenses, such as depreciation and amortization, are excluded from the accompanying Statement. The Statement has been prepared on the accrual basis of accounting which requires management to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting periods. Actual results may differ from those estimates.

3. Revenues

Revenues result from the rental of space to tenants under noncancelable operating leases. Tenant reimbursements, include reimbursement for operating expenses, which are determined by the base year operating expenses and are subject to reimbursement in subsequent years based on changes in the urban CPI. Tenant reimbursements also include amounts due from tenants for real estate taxes and other reimbursements. The tenant reimburses the Properties for real estate taxes over the base year. In the case of expense reimbursements due from tenants, revenues are recognized in the period in which the related expense is incurred. When a portion of accounts receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. There were no allowances as of December 31, 2014.

Johnson City Property and Port Canaveral Property
Notes to the Combined Statement of Revenues and Certain Operating Expenses
for the Year Ended December 31, 2014

The weighted average remaining lease term for the tenants at the Properties is 7.55 years. Future minimum rentals to be received under the tenants’ noncancelable operating leases for each of the next five years and thereafter, as of December 31, 2014 were as follows:

2015	$1,037,883
2016	1,037,883
2017	1,037,883
2018	1,037,883
2019	1,037,883
Thereafter	2,668,921
Total	$7,858,336

4. Ground Lease

The Port Canaveral Property is under a long term ground lease to Canaveral Port Authority (“Port Canaveral”). The ground rent is $70,872 per year. The rental rate was fixed for the first three years of the term, and then adjusted every three years by the consumer price index. There are approximately 26 years remaining on the ground lease. Port Canaveral establishes ground lease rental rates based on a periodic review of local comparable land sales data performed by a local appraiser. The most recent review was completed in August, 2014. It is noted that the Port Authority typically renews ground leases upon expiration.

5. Combining Schedules

Income statements for each property for the year ended December 31, 2014 are presented below.

	For the year ended December 31, 2014
	Johnson City	Port Canaveral	Combined
	Property	Property	Total
Revenues
Rental revenues	$391,473	$643,457	$1,034,930
Other income	—	6,919	6,919
Total revenues	391,473	650,376	1,041,849
Certain Operating Expenses
Property operating	62,253	77,785	140,038
Real estate taxes	21,894	16,015	37,909
Insurance	5,990	6,878	12,868
Property management fees	16,499	27,410	43,909
Ground Rent	—	70,872	70,872
Other	25,550	—	25,550
Total certain operating expenses	132,186	198,960	331,146
Excess of revenues over certain
operating expenses	$259,287	$451,416	$710,703

6. Subsequent Events

Management has evaluated all events and transactions that occurred after December 31, 2014 through June 14, 2016, the date the financial statement was available to be issued, and are not aware of any events that have occurred subsequent to December 31, 2014 that would require additional adjustments to or disclosures in the Statement.

Report of Independent Auditor

To the Board of Directors and Stockholders

HC Government Realty Trust, Inc.

We have audited the accompanying statement of revenues and certain operating expenses (the “Statement”) of the Silt Property (“Property”), as defined in Note 1 of the Statement, for the year ended December 31, 2014.

Management’s Responsibility for the Statement

Management is responsible for the preparation and fair presentation of this Statement, in accordance with accounting principles generally accepted in the United States of America that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on this Statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statement referred to above presents fairly, in all material respects, the revenues and certain operating expenses of the Property for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As further discussed in Note 1, on December 9, 2015, Holmwood Capital, LLC, through its subsidiary of GOV-Silt, L.P., completed the acquisition of the Property.

The accompanying Statement was prepared as described in Note 2, for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Cherry Bekaert LLP
Richmond, Virginia
June 14, 2016

Silt Property
Statements of Revenues and
Certain Operating Expenses
For the Six Months Ended June 30, 2015 (unaudited)
and the Year Ended December 31, 2014

	Six months ended	Year Ended
	June 30, 2015	December 31,
	(unaudited)	2014

Revenues
Rental revenues	$192,516	$384,768
Real estate tax reimbursements	6,000	8,162
Total revenues	198,516	392,930

Certain Operating Expenses
Property operating	36,800	52,290
Real estate taxes	25,836	45,788
Insurance	1,079	4,866
Property management fees	6,026	8,880
Other	1,222	2,910
Total certain operating expenses	70,963	114,734

Excess of revenues over certain operating expenses	$127,553	$278,196

See accompanying notes to statement of revenues and certain operating expenses.

Silt Property
Notes to the Statements of Revenues and Certain Operating Expenses
For the Six Months Ended June 30, 2015 (unaudited)
and the Year Ended December 31, 2014

1. Business and Purchase and Sales Agreement

On December 9, 2015, Holmwood Capital, LLC, through its subsidiary, Gov Silt, L.P. (the “Operating Partnership”), acquired the Silt Property (the “Property”), pursuant to a Purchase and Sales Agreement (the “Agreement”), an 18,813 rentable square foot, build-to-suit single-tenant, one-story office building, developed in 2009, located on 3.51 acres in Silt, Colorado. The Property is 100% leased by the United States of America and administered by the Bureau of Land Management (BLM) on a single tenant/user basis. The lease had an initial firm term of 15 years and one five-year option. The lease, as of December 31, 2014, has a remaining firm term of 9.8 years.

2. Basis of Presentation

The Statements of Revenues and Certain Operating Expenses (the “Statements”) have been prepared for the purpose of complying with Rule 8-06 of Regulation S-X, promulgated by the Securities and Exchange Commission, and are not intended to be a complete presentation of the Property’s revenues and expenses. Revenues and certain operating expenses include only those amounts expected to be comparable to the proposed future operations of the Property. Expenses, such as depreciation and amortization, are excluded from the accompanying Statements. The Statements have been prepared on the accrual basis of accounting which requires management to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting periods. Actual results may differ from those estimates.

3. Revenues

Revenues result from the rental of space to the tenant under a noncancelable operating lease. Tenant reimbursements, include reimbursement for operating expenses, which are determined by the base year operating expenses and are subject to reimbursement in subsequent years based on changes in the urban CPI. Tenant reimbursements also include amounts due from the tenant for real estate taxes and other reimbursements. The tenant reimburses the Property for real estate taxes over the base year. In the case of expense reimbursements due from tenant, the revenue is recognized in the period in which the related expense is incurred. When a portion of accounts receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. There were no allowances as of December 31, 2014 and for the six months ending June 30, 2015.

The remaining lease term for the tenant at the Property is 9.3 years as of June 30, 2015 (unaudited). Future minimum rentals to be received under the tenant’s noncancelable operating lease for each of the next five years and thereafter as of December 31, 2014 were as follows:

Silt Property
Notes to the Statements of Revenues and Certain Operating Expenses
For the Six Months Ended June 30, 2015 (unaudited)
and the Year Ended December 31, 2014

2015	$385,029
2016	385,029
2017	385,029
2018	385,029
2019	385,029
Thereafter	1,637,163
Total	$3,562,308

4. Subsequent Events

Management has evaluated all events and transactions that occurred after December 31, 2014 through June 14, 2016, the date the financial statement was available to be issued, and are not aware of any events that have occurred subsequent to December 31, 2014 that would require additional adjustments to or disclosures in the Statements.

Report of Independent Auditor

To the Board of Directors and Stockholders

HC Government Realty Trust, Inc.

We have audited the accompanying combined statement of revenues and certain operating expenses (the “Statement”) of the Lakewood Property, Lawton Property and the Moore Property (the “Owned Properties”), as defined in Note 1 of the Statement, for the year ended December 31, 2015.

Management’s Responsibility for the Statement

Management is responsible for the preparation and fair presentation of this Statement, in accordance with accounting principles generally accepted in the United States of America that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on this Statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statement referred to above presents fairly, in all material respects, the revenues and certain operating expenses of the Owned Properties for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As further discussed in Note 1, HC Government Realty Trust, Inc., acquired the Owned Properties on June 10, 2016 through its subsidiaries of GOV-Lakewood DOT, LLC, GOV-Lawton SSA, LLC, and GOV-Lawton SSA, LLC, respectively.

The accompanying Statement was prepared as described in Note 2, for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the Owned Properties’ revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Cherry Bekaert LLP,

Richmond, Virginia

June 14, 2016

The Owned Properties
Combined Statement of Revenues and
Certain Operating Expenses
For the Year Ended December 31, 2015

Year Ended
December 31, 2015
Revenues
Rental revenues	$1,180,474
Real estate tax reimbursements	36,317
Other income	15,355
Total revenues	1,232,146

Certain Operating Expenses
Property operating	163,512
Real estate taxes	84,341
Insurance	9,566
Property management fees	36,264
Other	4,902
Total certain operating expenses	298,585

Excess of revenues over certain operating expenses	$933,561

See accompanying notes to combined statement of revenues and certain operating expenses.

The Owned Properties
Notes to the Combined Statement of Revenues
and Certain Operating Expenses
for the Year Ended December 31, 2015

1. Business and Purchase and Sales Agreement

On June 10, 2016 HC Government Realty Trust, Inc., through its subsidiaries, Gov-Lakewood DOT, LLC, Gov-Lawton SSA, LLC and Gov-Moore PSA, LLC (the “Operating Partnerships”), acquired, pursuant to Purchase and Sales Agreements (the “Agreements”), the Lakewood Property described below, the Lawton Property described below and the Moore Property described below (collectively the “Owned Properties”) respectively, for a combined purchase price of $10,226,786 plus closing costs.

The Lakewood Property is a 19,241 rentable square foot, single-tenant building built in 2004 on 3.8 acres located in Lakewood, CO. The property includes two buildings (19,709 gross square feet of office/warehouse building and a 1,313 gross square feet storage building. The property is 100% leased to the United States of America and administered by the General Services Administration (GSA). The property was a build to suit exclusively for use by the Department of Transportation (DOT), the occupying tenant. The lease had an initial firm term of 20 years. The lease, as of December 31, 2015, has a remaining firm term of 8.5 years.

The Lawton Property is a 9,298 rentable square foot, single-tenant, steel frame single story office building located on 1.3 acres located 87 miles from Oklahoma City, OK. The property was built in 2000. The property is 100% leased to the United States of America, administered by GSA and occupied by the Social Security Administration agency. The lease was amended and GSA signed a new 10-year term, 5 years firm that commenced on August 17, 2015. The lease, as of December 31, 2014, has a remaining firm term of 4.6 years.

The Moore Property is a 17,058 rentable square foot, single-tenant, single story office building located on 2.2 acres located in 10 miles from downtown Oklahoma City, OK. The property was originally built in 1999 and an addition was added in 2012. The property is 100% leased to the United States of America, administered by GSA and occupied by the Social Security Administration agency. GSA signed a new 15-year term lease, 10 years firm that commenced on April 10, 2012. The lease, as of December 31, 2015, has a remaining firm term of 6.3 years.

2. Basis of Presentation

The Combined Statement of Revenues and Certain Operating Expenses (the “Statement”) has been prepared for the purpose of complying with Rule 8-06 of Regulation S-X, promulgated by the Securities and Exchange Commission, and is not intended to be a complete presentation of the Owned Properties revenues and expenses. Revenues and certain operating expenses include only those amounts expected to be comparable to the proposed future operations of the Owned Properties. Expenses, such as depreciation and amortization, are excluded from the accompanying Statement. The Statement has been prepared on the accrual basis of accounting which requires management to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting periods. Actual results may differ from those estimates.

The Owned Properties
Notes to the Combined Statement of Revenues
and Certain Operating Expenses
for the Year Ended December 31, 2015

3. Revenues

Revenues results from the rental of space to tenants under noncancelable operating leases. Tenant reimbursements, include reimbursement for operating expenses, which are determined by the base year operating expenses and are subject to reimbursement in subsequent years based on changes in the urban CPI. Tenant reimbursements also include amounts due from tenants for real estate taxes and other reimbursements. The tenant reimburses the Owned Properties for real estate taxes over the base year. In the case of expense reimbursements due from tenants, revenues are recognized in the period in which the related expense is incurred. When a portion of accounts receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. There were no allowances as of December 31, 2015.

The weighted average remaining lease terms for the tenants at the Owned Properties is 6.8 years. Future minimum rentals to be received under the tenants’ noncancelable operating leases for each of the next five years and thereafter, as of December 31, 2015 were as follows:

2015	$1,264,737
2016	1,264,737
2017	1,264,737
2018	1,264,737
2019	1,159,308
Thereafter	2,263,150
Total	$8,481,406

4. Combining Schedules

An income statement for each property for the year ended December 31, 2015 is presented below.

The Owned Properties
Notes to the Combined Statement of Revenues
and Certain Operating Expenses
for the Year Ended December 31, 2015

	For the year ended December 31, 2015
	Lawton	Moore	Lakewood	Combined
	Property	Property	Property	Total
Revenues
Rental revenues	$196,554	$524,018	$459,902	1,180,474
Real estate tax reimbursements	3,479	73	32,765	36,317
Other income	1,700	13,655	—	15,355
Total revenues	201,733	537,746	492,667	1,232,146

Certain Operating Expenses
Property operating	37,953	59,780	65,779	163,512
Real estate taxes	9,933	20,898	53,510	84,341
Insurance	2,622	4,358	2,586	9,566
Property management fees	5,529	15,727	15,008	36,264
Other	1,800	2,400	702	4,902
Total certain operating expenses	57,837	103,163	137,585	298,585

Excess of revenues over certain
operating expenses	$143,896	$434,583	$355,082	$933,561

5. Subsequent Events

Management has evaluated all events and transactions that occurred after December 31, 2015 through June 14, 2016, the date the financial statement was available to be issued, and are not aware of any events that have occurred subsequent to December 31, 2015 that would require additional adjustments to or disclosures in the Statement.

Report of Independent Auditor

To the Board of Directors and Stockholders
HC Government Realty Trust, Inc.

We have audited the accompanying statement of revenues and certain operating expenses (the “Statement”) of the Norfolk Property (the “Property”), as defined in Note 1 of the Statement, for the year ended December 31, 2016.

Management’s Responsibility for the Statement
Management is responsible for the preparation and fair presentation of this Statement, in accordance with accounting principles generally accepted in the United States of America that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on this Statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the Statement referred to above presents fairly, in all material respects, the revenues and certain operating expenses of the Property for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter
As further discussed in Note 1, HC Government Realty Trust, Inc. acquired the Property in March 2017 through its subsidiary Gov Norfolk, LLC.

The accompanying Statement was prepared as described in Note 2, for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Cherry Bekaert LLP
Richmond, Virginia
November 7, 2017

Norfolk, VA Property
Notes to the Statement of Revenues and Certain Operating Expenses
For the Year Ended December 31, 2016

Year Ended
December 31,
2016
Revenues
Rental revenues	$1,381,400
Real estate tax reimbursements	15,428
Other miscellaneous revenues	5,190
Total revenues	1,402,018

Certain Operating Expenses
Property operating	306,037
Real estate taxes	78,113
Insurance	21,060
Property management fees	28,040
Other	11,159
Total certain operating expenses	444,409

Excess of revenues over certain operating expenses	$957,609

1.
Business and Purchase and Sales Agreement

On March 31, 2017, HC Government Realty Trust, Inc., through its operating partnership, Gov Norfolk, LLC, acquired the Norfolk Property (the “Property”), pursuant to a Purchase and Sales Agreement (the “Agreement”). The Property, a 53,917 rentable square foot, build-to-suit single-tenant, one-story office building, was developed in 2007 and located on 4.53 acres in Norfolk, VA. The Property is 100% leased by the United States of America and administered by the Social Security Administrations (SSA) on a single tenant/user basis. The initial lease was for ten years and expired in June 2017. The tenant signed a new 10-year firm term lease and began on June 27, 2017.

2.
Basis of Presentation

The Statement of Revenues and Certain Operating Expenses (the “Statement”) has been prepared for the purpose of complying with Rule 8-06 of Regulation S-X, promulgated by the Securities and Exchange Commission, and is not intended to be a complete presentation of the Property’s revenues and expenses. Revenues and certain operating expenses include only those amounts expected to be comparable to the proposed future operations of the Property. Expenses, such as depreciation and amortization, are excluded from the accompanying Statements. The Statement has been prepared on the accrual basis of accounting which requires management to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting periods. Actual results may differ from those estimates.

3.
Revenues

Revenues result from the rental of space to the tenant under a noncancelable operating lease. Tenant reimbursements, include reimbursement for operating expenses, which are determined by the base year operating expenses and are subject to reimbursement in subsequent years based on changes in the urban Consumer Price Index (“CPI”). Tenant reimbursements may also include amounts due from the tenant for real estate taxes and other reimbursements. The tenant reimburses the Property for real estate taxes over the base year. In the case of expense reimbursements due from tenant, the revenue is recognized in the period in which the related expense is incurred. When a portion of accounts receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. There were no allowances as of December 31, 2016.

The remaining lease term for the tenant’s new lease as of the date of this report is 9.6 years. The future minimum rentals for the existing and new lease beginning June 27, 2017 to be received under the tenant’s noncancelable operating leases for each of the next five years and thereafter is as follows:

Future
Minimum
Rents
2017	$1,338,573
2018	1,297,153
2019	1,297,153
2020	1,297,153
2021	1,297,153
Thereafter	7,123,531
Total	$13,650,716

4.
Tenant Improvement Work

As part of GSA signing the new lease, the landlord promised to complete certain tenant improvement work which the tenant would repay in monthly installments over the remaining term of the lease once the work was completed and accepted by the tenant. The seller provided the funds for estimated tenant improvement work in the amount of $1,315,366 and the amount has been escrowed. The Company is working with the tenant on the construction plans for their tenant improvements and it is estimated to take six months to complete. If the tenant work had been completed by the beginning of the new lease term, the monthly rent would have increased by $10,961 each month or $131,536 annually to reflect the repayment of the tenant improvements over the term of the lease. The monthly reimbursement amount will adjust accordingly once the improvements are complete so that the landlord will receive the $1,315,366 within the new lease term. The tenant’s new lease beginning June 27, 2017, will result in annual rental income of $1,297,153 for the shell rent and reimbursement for operating expenses. This amount represents a 12.6% increase over its existing lease annual rent of $1,151,335 representing the shell rent and reimbursement for operating expenses. Under the existing lease as of December 31, 2016, the tenant reimbursed the landlord for tenant improvement work at an annual amount of $230,051. Total annual rent proceeds under the existing lease including reimbursement for tenant work totaled $1,381,386.

5.
Subsequent Events

Management has evaluated all events and transactions that occurred after December 31, 2016 through November 7, 2017, the date the financial statement was available to be issued, and are not aware of any events that have occurred subsequent to December 31, 2016 that would require additional adjustments to or disclosures in the Statement.

HC GOVERNMENT REALTY TRUST, INC.
Minimum Offering Amount: $3,000,000 in Shares of Common Stock
Maximum Offering Amount: $30,000,000 in Shares of Common Stock

OFFERING CIRCULAR
December 18, 2017